ROCA HONDA RESOURCES, LLC

TECHNICAL REPORT ON THE
ROCA HONDA PROJECT,
MCKINLEY COUNTY,
STATE OF NEW MEXICO, U.S.A.

NI 43-101 Report

Qualified Person:
Barton G. Stone, C.P.G.
Robert Michaud, P.Eng.
Stuart Collins, P.E.
Mark B. Mathisen, C.P.G.
Harold R. Roberts, P.E., COO Energy Fuels

February 27, 2015
RPA Inc. 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Roca Honda Project, McKinley County, State of New Mexico, USA

Client Name & Address	Roca Honda Resources, LLC 4001 Office Court, Ste. 102 Santa Fe, NM USA 87501

Document Reference	Project #2438	Status & Issue No.	Final Version

Issue Date	February 27, 2015

Lead Authors	Barton G. Stone, P.Geo. Mark B. Mathisen, C.P.G. Stuart E. Collins, P.E. Robert Michaud, P.E.		(Signed) (Signed) (Signed) (Signed)

Peer Reviewer	Deborah McCombe, P.Geo.		(Signed)

Project Manager Approval	Stuart E. Collins, P.E.		(Signed)

Project Director Approval	Richard J. Lambert		(Signed)

Report Distribution	Name		No. of Copies

	Client RPA Filing		1 (project box)

Roscoe Postle (USA) Ltd.
143 Union Boulevard, Suite 505
Lakewood, CO, USA 80228
T (303) 330-095
F (303) 330-0949
mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1- 17
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
	Roca Honda Ownership History	6-1
	Roca Honda Exploration History	6-2
	Roca Honda Historic Resource Estimates	6-4
	White Mesa Mill Ownership History	6-4
	White Mesa Mill Operations History	6-5
7	GEOLOGICAL SETTING AND MINERALIZATION	7-1
	Regional Geology	7-1
	Local and Property Geology	7-5
	Mineralization	7- 14
8	DEPOSIT TYPES	8-1
9	EXPLORATION	9-1
	Exploration Potential	9-1
10	DRILLING	10-1
	RHR Drilling	10-3
	Gamma Logging Procedures and Verification	10-5
	Surveys	10-5
	Recovery	10-6
11	SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
	Historic Sampling Methods	11-1
	RHR Sampling	11-5
12	DATA VERIFICATION	12-1
	Historic Quality Assurance and Quality Control	12-1
	RHR Quality Assurance and Quality Control	12-1
	Data Verification 2004 to 2008	12-3
	RPA Data Verification 2010 to 2011	12-4
13	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
	Mineralized Sand Zones	13-1

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	Historical Metallurgical Testing	13-2
	Conclusions	13-5
14	MINERAL RESOURCE ESTIMATE	14-1
	Summary	14-1
	Database	14-2
	Lithology Wireframe Models	14-4
	Mineralization Wireframe Models	14-5
	Radiometric Statistics	14-8
	Grade Capping	14-8
	Sample Composites	14-12
	Block Model Parameters	14-14
	Density	4-14
	Grade Estimation	14-15
	Block Grade Validation	14-17
	Resource Classification	14-19
	Mineral Resource Estimate	14-26
15	MINERAL RESERVE ESTIMATE	15-1
16	MINING METHODS	16-1
	Mining Operations	16-2
	Mining Method	16-2
	Mine Design	16-8
	Underground Mobile Equipment	16-20
	Mine Infrastructure	16-21
	Production Schedule	16-33
	Health and Safety	16-36
	Future Mining	16-38
17	RECOVERY METHODS	17-1
	Ore Receiving	17-5
	Grinding	17-5
	Leaching	17-5
	Counter Current Decantation	17-6
	Tailings Management	17-6
	Solvent Extraction	17-7
	Precipitation, Drying and Packaging	17-7
18	PROJECT INFRASTRUCTURE	18-1
	Roca Honda Roads and Access	18-1
	Material Handling and Storage	18-2
	Product Shipments	18-2
	Mine and Mill Facilities	18-2
19	MARKET STUDIES AND CONTRACTS	19-1
	Markets	19-1
	Supply	19-1
	Demand	19-2

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	Price	19-2
	Contracts	19-4
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
	Roca Honda Resources Environmental Policy	20-1
	Roca Honda	20-2
	Project Permitting	20-10
	Mine Closure Requirements	20-16
21	CAPITAL AND OPERATING COSTS	21-1
	Capital Cost Estimate	21-1
	Operating Cost Estimate	21-4
22	ECONOMIC ANALYSIS	22-1
23	ADJACENT PROPERTIES	23-1
24	OTHER RELEVANT DATA AND INFORMATION	24-1
25	INTERPRETATION AND CONCLUSIONS	25-1
26	RECOMMENDATIONS	26-1
27	REFERENCES	27-1
28	DATE AND SIGNATURE PAGE	28-1
29	CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE
Table 1-1	Mineral Resources – February 4, 2015	1-3
Table 1-2	Proposed Budget - Phase 1	1-7
Table 1-3	Proposed Budget - Phase 2	1-8
Table 1-4	RPA Cash Flow Analysis	1- 10
Table 1-5	Sensitivity Analysis	1- 14
Table 1-6	Major Differences between the 2012 Roca Honda PEAand the 2015 Roca Honda PEA	1-15
Table 1-7	Financial Comparison between the 2012 Roca Honda PEA and the 2015 Roca Honda PEA	1-15
Table 1-8	Capital Cost Estimate	1-24
Table 1-9	Operating Cost Estimate	1-25
Table 7-1	Typical Stratigraphic Thickness Data for the Project Area	7-6
Table 10-1	Summary of Drilling	10-1
Table 11-1	RHR Gamma-ray Results	11-6
Table 11-2	Core Sample Results	11-8
Table 12-1	Independent Survey Check	12-5
Table 12-2	Independent Core Gamma-Ray Check	12-5
Table 12-3	Gamma Log vs. Core Lithology	12-8
Table 12-4	Gamma Log vs. Core Sample Analyses	12-9

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Table 13-1	Metallurgical Recovery by Zone	13-1
Table 13-2	Mount Taylor Processing Data	13-4
Table 14-1	Mineral Resources – February 4, 2015	14-2
Table 14-2	Resource Database	14-3
Table 14-3	Grade Statistics	14-8
Table 14-4	Mineralized wireframe Composite Statistics	14-12
Table 14-5	Block Model Extents	14-14
Table 14-6	Density Determination of Core Samples	14-15
Table 14-7	Vulcan Domain Search Parameters	14-16
Table 14-8	Grade Estimation Parameters	14-17
Table 14-9	Mineral Resource Estimate at – FebruARy 4, 2015	14-26
Table 16-1	Key Life of Mine Production Statistics	16-4
Table 16-2	Mine Equipment Summary	16-20
Table 16-3	Mine Surface Infrastructure Space Requirements – Buildings	16-22
Table 16-4	Estimated Electrical Load – Mine only	16-24
Table 16-5	Annual Production Statistics from Life-of -Mine Schedule	16-35
Table 18-1	White Mesa Mill Plant Estimated Electrical Load	18-4
Table 18-2	Surface Equipment Fleet	18-7
Table 20-1	Major and Minor Roca Honda Permits	20-12
Table 21-1	Capital Cost Estimate	21-1
Table 21-2	Surface Infrastructure Indirect Cost Estimate and Total Indirect Cost Estimate	21-3
Table 21-3	Operating Cost Estimate	21-4
Table 21-4	Underground Mine Cost Summary	21-6
Table 21-5	Mill Operating Cost Details BY Area	21-7
Table 21-6	Mill Operating Reagent Usage Details	21-8
Table 21-7	Surface Maintenance Costs	21-9
Table 21-8	Administration Costs	21-9
Table 21-9	Power Generation Costs	21-10
Table 21-10	Mine and Mill Staff Requirements	21-11
Table 22-1	Project Economics Summary Base Case (No Toll Milling)	22-2
Table 22-2	Cash Flow Summary	22-5
Table 22-3	Sensitivity Analysis	22-9
Table 22-4	Major Differences between the 2012 Roca Honda PEA and the 2015 Roca Honda PEA	22-10
Table 22-5	Financial Comparison between the 2012 Roca Honda PEA and the 2015 Roca Honda PEA	22-10
Table 23-1	“Non-Reserve” Mineralized Material– URI’s Sections 13, 15, and 17	23-1
Table 25-1	Mineral Resources – February 4, 2015	25-2
Table 26-1	Proposed Budget - Phase 1	26-3
Table 26-2	Proposed Budget - Phase 2	26-3

LIST OF FIGURES

PAGE
Figure 1-1	Summary of Roca Honda Pre-tax Sensitivity Analysis	1- 13
Figure 1-2	Comparison of 2015 Roca Honda PEA at Different Uranium Prices to 2012 Roca Honda PEA at US&#3675/lb	1-16

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Figure 4-1	Roca Honda Mine Location Map	4-5
Figure 4-2	White Mesa Mill Location and Property Map	4-6
Figure 4-3	Roca Honda Mine, White Mesa Mill, and Proposed Haul Route Location Map .	4-7
Figure 4-4	Roca Honda Property Map	4-8
Figure 4-5	Roca Honda Proposed Pipeline Route	4-9
Figure 7-1	Regional Geological Map of Northwestern New Mexico	7-3
Figure 7-2	Regional Structural Features	7-4
Figure 7-3	Property Geology	7- 11
Figure 7-4	Typical Stratigraphy of the Roca Honda Project Area	7- 12
Figure 7-5	Typical Upper-Jurassic Stratigraphy of the Roca Honda Project Area	7-13
Figure 9-1	Exploration Potential	9-3
Figure 10-1	Drill Hole Location Map	10-2
Figure 10-2	Stratigraphy of Section 16 Shaft Core Hole	10-4
Figure 11-1	Typical Historical Kerr-McGee Gamma-Ray Logs	11-2
Figure 14-1	Block Model Boundaries	14-7
Figure 14-2	Histogram Plot	14-9
Figure 14-3	Log Normal Probability Plot	14-10
Figure 14-4	Cumulative Frequency Plot	14-11
Figure 14-5	Roca Honda Longitudinal Section	14-18
Figure 14-6	A Sand Resource Classification	14-21
Figure 14-7	B1 Sand Resource Classification	14-22
Figure 14-8	B2 Sand Resource Classification	14-23
Figure 14-9	C Sand Resource Classification	14-24
Figure 14-10	D Sand Resource Classification	14-25
Figure 14-11	Roca Honda Resource Grade vs. Tons	14-28
Figure 16-1	Roca Honda Mine Site Layout	16-5
Figure 16-2	White Mesa Mill Layout	16-6
Figure 16-3	Access Ramp Locations	16-14
Figure 16-4	Southwest Deposit Access Ramp Locations	16-15
Figure 16-5	Northeast Deposit Access Ramp Locations	16-16
Figure 16-6	Step-Room -and-Pillar Mining Method	16-17
Figure 16-7	Drift-and-Fill Mining Method	16-18
Figure 17-1	White Mesa Mill Location Map	17-2
Figure 17-2	White Mesa Mill - Site Map	17-3
Figure 17-3	White Mesa Mill Block Diagram Flow Sheet	17-4
Figure 19-1	Average Annual Price – Spot Market 2000-2014	19-3
Figure 19-2	Major Bank Uranium Price Forecast – 2013	19-4
Figure 20-1	USFS TCP and New Mexico TCP Boundaries	20-8
Figure 22-1	Summary of Roca Honda Sensitivity Analysis (Pre-tax)	22-8
Figure 22-2	Comparison of 2015 Roca Honda PEA at Different Uranium Prices to 2012 Roca Honda PEA at US$75/lb	22-11
Figure 23-1	Adjacent Properties	23-3

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Roca Honda Resources, LLC (RHR) to prepare an Technical Report on the Roca Honda uranium project (the Project), located in McKinley County, New Mexico. The purpose of this report is to update the Preliminary Economic Assessment (PEA) of the Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA has visited the property multiple times, with the most recent site visit on February 15-17, 2015.

In 2007, Strathmore Minerals Corp. (Strathmore) (60%) and Sumitomo Corporation of Japan (Sumitomo) (40%) entered into a joint venture, Roca Honda Resources, LLC, to develop the Roca Honda deposit. In 2009, RHR submitted its Roca Honda Mine permit application to the New Mexico Mining and Minerals Division and U.S. Forest Service. This permit was deemed administratively complete by the regulatory agencies, and is now undergoing technical review. In August 2013, Energy Fuels Resources (USA) Inc. (Energy Fuels) acquired all of the assets of Strathmore, which is now a wholly-owned subsidiary of Energy Fuels. The Project is held by RHR, as the operator.

RPA has previously prepared a PEA for the Project, and the supporting NI 43-101 Technical Report was published in 2012. This updated PEA includes an underground operation using both step room-and-pillar stoping in the lower grade zones and drift-and-fill stoping in the higher grade sections. Ore processing will take place at the White Mesa Mill operated by Energy Fuels Resources (USA) Inc. under a toll milling agreement. The White Mesa Mill is an existing conventional uranium mill including agitated leaching, counter current decantation, solvent extraction, and precipitation. Based on the current Mineral Resources, the mine life will be nine years at an average mining rate of 1,085 tons per day (stpd). The mine is located in McKinley County, New Mexico, and the White Mesa Mill is located in San Juan County, Utah.

This report is considered by RPA to meet the requirements of a PEA as defined in Canadian NI 43-101 regulations. The economic analysis contained in this report is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production, and economic forecasts on which this PEA is based will be realized.

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CONCLUSIONS

RPA offers the following conclusions regarding the Roca Honda Project:

GEOLOGY AND MINERAL RESOURCES

•	The Project is a significant high grade uranium deposit.

•	Uranium mineralization at the Project is associated with large amounts of organic/high carbon material in sandstones.

•	Drilling to date has intersected localized, high-grade mineralized zones contained within five sandstone units of the Westwater Canyon Member of the Morrison Formation.

•	The sampling, sample preparation, and sample analysis programs are appropriate for the type of mineralization.

•	Although continuity of mineralization is variable, drilling to date confirms that local continuity exists within individual sandstone units.

•	No significant discrepancies were identified with the survey location, lithology, and electric and gamma log interpretations data in historic holes.

•	No significant discrepancies were identified with the lithology and electric and gamma log data interpretations in RHR holes.

•	Descriptions of recent drilling programs, logging, and sampling procedures have been well documented by RHR, with no significant discrepancies identified.

•	There is a low risk of depletion of chemical uranium compared to radiometrically determined uranium in the Roca Honda deposit.

•	RPA is of the opinion that the quality assurance and quality control (QA/QC) procedures undertaken support the integrity of the database used for Mineral Resourceestimation.

•	The resource database is valid and suitable for Mineral Resource estimation.

•

The Mineral Resource estimate and classification are in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions) incorporated in NI 43-101. The resource model and underlying data have not changed since the 2012 Technical Report, however, RPA has reported Mineral Resources at a higher cut- off grade, consistent with the production scenario proposed in this PEA. Table 1-1 summarizes the Mineral Resources for the Roca Honda Project.

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TABLE 1-1 MINERAL RESOURCES – FEBRUARY 4, 2015
Roca Honda Resources LLC – Roca Honda Project

Classification	Tons (000)	Grade U3O8 (%)	Pounds U3O8 (000)
Measured Resources	208	0.477	1,984

Indicated Resources	1,303	0.483	12,580

Total Measured and Indicated Resources	1,511	0.482	14,564

Inferred Resources	1,198	0.468	11,206

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using an undiluted cut-off grade of 0.19% U3O8.
3.	A minimum mining thickness of six feet was used, along with $241/ton operating cost and $65/lb U3O8 cut-off grade and 95% recovery.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Numbers may not add due to rounding.

•

RPA did not update the mine design and production schedule, which was developed using a cut-off grade of 0.13%U3O8. The previous work was reviewed, and it was determined that stopes remain above the updated cut-off grade of 0.19% U3O8. Some material below 0.19% U3O8 is included within the stope designs, and should be considered incremental material.

•

In RPA’s opinion, a stope re-design at a higher cut-off grade would remove some incremental material, raise the average production grade, and improve the cash flow, although the mine life would be somewhat shorter.

•

RPA is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic,marketing, political, or other relevant factors that could materially affect the current resource estimate.

MINING

•	The mineralization is relatively flat-lying, and will be mined with a combination of step room-and-pillar and drift-and-fill stoping.

•	In the development of the Mineral Resource estimate for this PEA, RPA used a diluted cut-off grade of 0.110% U3O8, a minimum mining thickness of six feet, and the historical mining recovery of 85% for the step room-and-pillar mining method and 90% recovery for the drift-and-fill mining method.

•	The PEA is based on 2.033 million tons of Measured and Indicated Resources at a diluted grade of 0.365% U3O8 and 1.400 million tons of Inferred Resources at a diluted grade of 0.355% U3O8. RPA notes that Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves.

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•	RPA considers the mining plan to be relatively simple and the mining conditions are expected to be acceptable after the ground is sufficiently dewatered.

•

Mining is dependent upon the use of a suitable backfill, assumed to be backfill with cement added as a binder. Initial test work to demonstrate that a suitable backfill will be generated before and during the mine development period needs to be completed.

PROCESSING

•

Mineral processing test work indicates that uranium can be recovered in an acid leaching circuit after grinding to 80% minus 28 mesh with estimated recoveries of 95% from the mineralized material. Feed to the semi-autogenous grinding (SAG) mill is assumed to be F80 of three inch. The comminution circuit at White Mesa Mill can produce P80 28-mesh sized material.

•

White Mesa Mill uses an atmospheric hot acid leach followed by counter current decantation (CCD). This in turn is followed by a clarification stage, which precedes the solvent extraction (SX) circuit. Kerosene containing iso-decanol and tertiary amines extracts the uranium and vanadium from the aqueous solution in the SX circuit. Salt and sulfuric acid are then used to strip the uranium from the organic phase.

•

After extraction of the uranium values from the aqueous solution in SX, uranium is precipitated with anhydrous ammonia, dissolved, and re-precipitated to improve product quality. The resulting precipitate is then washed and dewatered using centrifuges to produce a final product called "yellowcake." The yellowcake is dried in a multiple hearth dryer and packaged in drums weighing approximately 800 lb to 1,000 lb for shipping to converters.

•	The yellowcake (U3O8 concentrate) will be stored in 55 gallon drums at the White Mesa Mill until shipped off-site.

•	Tailings from the acid leach plant will be stored in 40-acre tailing cells located in the southwest and southern portion of the mill site.

•	Process solutions will be stored in the evaporation cells for reuse and excess solutions will be allowed to evaporate.

INFRASTRUCTURE

•	The Roca Honda site is easily accessed via existing paved highways and gravel roads that can be readily improved to accommodate haul trucks.

•

The initial mine site power will be provided by an upgrade to a 25 kV power line with backup capacity supplied by a diesel, generating station. The diesel plant design is based upon having two spare units at any given time.

•

The White Mesa Mill is currently fully operational. Additional tailings storage capacity is required at White Mesa Mill for the Roca Honda ore. Costs for construction of additional capacity are included in the estimated milling operating cost.

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ENVIRONMENT

•	Extensive baseline studies have been completed for the Project’s proposed mine location. All required permits for the White Mesa Mill to operate are in place.

•

The Draft Environmental Impact Statement (EIS) was published by the United States Forest Service (USFS) in February 2013 with an expected Record of Decision (ROD) and Final EIS in late 2016. A mine permit is expected to be issued following the ROD and Final EIS in early 2017.

•	Rock characterization studies indicate that waste rock from the Project is not an acid producer.

•	Environmental considerations are typical of underground mining and processing facilities and are being addressed in a manner that is reasonable and appropriate for the stage of the Project.

ECONOMICS

•

The uranium prices used in the PEA are higher (US$65.00 per pound) than the current uranium price (February 24, 2015) of US$37.15 per pound. The prices are based on independent, third-party and market analysts’ average forecasts for 2015, and the supply and demand projections are from 2011 to 2015. In RPA’s opinion, these long- term price forecasts are a reasonable basis for estimation of Mineral Resources.

•

Income taxes and New Mexico mining royalties on the Project are dependent on the selected method of depreciation of capital, and may also be reduced by application of credits accumulated by RHR. In RPA’s opinion, there is potential to improve the after- tax economic results, as the Project is advanced.

RISKS

•

There are potential risks associated with the fluctuating price of uranium, socio- economic community relations, and the issue of water, dewatering, and disposal of mine water. Based on previous mining history in the area, risks associated with water can be managed.

RECOMMENDATIONS

RPA recommends that Roca Honda Resources advance the Roca Honda Project to the Prefeasibility Study stage, and continue the New Mexico and Federal permitting processes. Specific recommendations by area are as follows.

GEOLOGY

•

Although RPA is of the opinion that there is a relatively low risk in assuming that density of mineralized zones is similar to that reported in mining operations east and west of the Roca Honda property, additional density determinations should be carried out, particularly in the mineralized zones, to confirm and support future resource estimates.

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•

Although there is a low risk of depletion of chemical uranium compared to radiometrically determined uranium in the Roca Honda mineralization, additional sampling and analyses should be completed to supplement results of the limited disequilibrium testing to date.

•	In the future, implement a QA/QC protocol for sample analysis that includes the regular submission of blanks and standards.

•	Review additional fault modelling once additional data have been obtained.

•	Complete additional confirmation drilling at the earliest opportunity to confirm historic drill hole data on all zones.

RESOURCES

•

Complete further definition drilling in the Mineral Resource areas to increase the quantity and quality of the resources and improve the overall confidence, i.e., resource classification (Measured, Indicated, and Inferred).

•	Include one-half foot assays in the geologic database for future grade shell analysis.

HYDROLOGY

•	Continue to gather data, which will improve knowledge about the local and regional aquifers.

•

Continue to update the regional groundwater model as new data becomes available to determine the impacts that the depressurization of the Roca Honda Project will have on local and regional aquifers. The regional groundwater model has been accepted by both the USFS and New Mexico Office of the State Engineer.

MINING

•

Geotechnical designs are based on the laboratory testing of only a limited number of core samples. Additional sampling and testing should be pursued in concert with the definition drilling program. Boreholes should be located on the centerline of the various proposed ventilation shafts. The cores from these holes will define the different lithologies to be encountered, and provide samples for rock strength testing and other needed geotechnical design information. The geotechnical study on the proposed shaft core hole was completed in 2012. More detailed designs and cost estimates should be completed.

•

Investigate more thoroughly the applicability of using roadheaders, and other selective mining methods that may reduce dilution for development and stope mining, which will reduce the tonnage and increase the grade of material shipped and processed at White Mesa Mill.

•

Pursue the acquisition or joint venturing of potential extensions of the mineralized zones onto adjacent land. The Project is sensitive to total resources tonnage and grade, i.e., total pounds of contained uranium. Potential acquisitions could impact the preferred locations of underground mine access, surface infrastructure, and possibly the processing facilities.

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PROCESSING

•	Obtain representative metallurgical samples for site specific test work including disequilibrium analysis of the Roca Honda Sand Horizons: A, B, C and D Sands.

•	Finalize processing parameters to be used at the White Mesa Mill .

PROPOSED PROGRAM AND BUDGET

RPA recommends a two-phase work program and budget for the Roca Honda property, with Phase 2 being contingent on the outcome of Phase 1. The focus of the Phase 1 program is to continue the permitting process for the Project with State and Federal Agencies as well as continue environmental, engineering, and design studies to support the permitting process. The Phase 2 program includes additional drilling to increase and upgrade existing Mineral Resources, and mine design. The work programs and budgets are summarized in Tables 1-2 and 1-3.

TABLE 1-2 PROPOSED BUDGET - PHASE 1
Roca Honda Resources LLC – Roca Honda Project

Proposed Budget Item	US$
Legal/Regulatory	301,500
Project Management/Staff Cost	419,260
Expense Accounts/Travel Costs	25,525
Holding Costs	84,320
Access Fees	300,000
Environmental Studies	40,000
Engineering Studies	310,000
Community Relations	13,000
Permitting	461,000
Communications	8,820
Transportation	7,200
Subtotal	1,970,625
Contingency (10%)	197,063
TOTAL	2,167,688

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TABLE 1-3 PROPOSED BUDGET - PHASE 2
Roca Honda Resources LLC – Roca Honda Project

Proposed Budget Item	US$
Legal/Regulatory	100,000
Project Management/Staff Cost	400,000
Expense Accounts/Travel Costs	25,000
Holding Costs	90,000
Access Fees	200,000
Drilling (32 holes ~60,000 ft)	2,361,000
Assaying/Geophysical Logging	124,000
Environmental Studies	50,000
Metallurgical Test Work	200,000
Community Relations	100,000
Geotechnical Analysis	200,000
Reclamation Bonding	400,000
Communications	20,000
Transportation	30,000
Subtotal	4,300,000
Contingency (10%)	430,000
TOTAL	4,730,000

ECONOMIC ANALYSIS

The economic analysis contained in this report includes Inferred Resources,and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production, and economic forecasts on which this PEA is based will be realized.

A pre-tax cash flow projection has been generated from the Life of Mine (LoM) schedule and capital and operating cost estimates, and is summarized in Table 1-4. A summary of the key criteria is provided below.

REVENUE

•	Average of 1,085 stpd of Roca Honda material (base case).
•	Waste mining of 0.82 Mt.
•	Mill recovery averaging 95%.
•	Metal price: US$65.00 per pound U3O8.
•	Revenue is recognized at the time of production.

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COSTS

•	Pre-production period of 54 months.
•	Mine life of nine years.
•	Pre-production capital cost of US$254 million including contingency of US$45 million.
•	Toll milling charge of $35.90 per ton.
•	Sustaining capital costs of US$72 million.
•	Roca Honda closure capital cost of approximately US$3.4 million.
•	Total mine life capital cost of US$326 million including contingency.
•	Total LoM operating cost of US$829 million.

ROYALTIES

•	There is a New Mexico mining royalty payable on the “value” of mineral production for
New Mexico state leases. The royalty is based upon the operating cash flow less a development allowance, depreciation, and a processing allowance.

•	New Mexico mining and private royalties on value of minerals extracted as shown below:
	o	Notional Gross Royalty (1%);
	o	Section 9 Gross Royalty (1%); and
	o	Section 16 New Mexico State Lease Royalty (5%).

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TABLE 1-4 PRE-TAX CASH FLOW SUMMARY Roca Honda Resources, LLC - Roca Honda Project

Production and Revenue	Units	Inputs	Total	Period -4	Period -3	Period -2	Period -1	Period 0	Period 1	Period 2	Period 3	Period 4	Period 5	Period 6	Period 7	Period 8	Period 9	Period 10	Period 11
Mining																			
Section 9																			
Development Ore	tons		**50,914**		-	-	-	6,007	11,240	22,820	10,847	-	-	-	-	-	-		
Stoping Ore	tons		**896,773**		-	-	-	7,850	47,100	174,255	214,067	200,123	158,563	51,331	43,484	-	-		
Waste Development	tons		**-**		-	-	-	-	-	-	-	-	-	-	-	-	-		
Contained Uranium Oxide	lb		**5,958,142**		-	-	-	71,391	327,387	1,281,919	1,293,145	1,442,401	949,562	432,592	159,745	-	-		
Section 16																			
Development Ore	tons		**18,901**		-	-	-	607	14,587	3,707	-	-	-	-	-	-	-		
Stoping Ore	tons		**411,688**		-	-	-	-	68,619	162,021	148,354	15,532	-	-	-	-	17,162		
Waste Development	tons		**-**		-	-	-	-	-	-	-	-	-	-	-	-	-		
Contained Uranium Oxide	lb		**1,802,697**		-	-	-	2,780	407,767	768,315	535,600	43,614	-	-	-	-	44,621		
Section 10																			
Development Ore	tons		**127,053**		-	-	-	713	11,920	14,200	17,200	26,253	20,513	17,080	8,507	8,100	2,567		
Stoping Ore	tons		**1,927,166**		-	-	-	-	73,541	72,096	79,746	169,063	252,709	334,374	316,797	331,438	297,402		
Waste Development	tons		**-**		-	-	-	-	-	-	-	-	-	-	-	-	-		
Contained Uranium Oxide	lb		**17,003,740**		-	-	-	6,303	691,097	743,745	934,254	1,873,613	2,926,056	2,975,477	2,674,481	2,513,788	1,664,926		
Total																			
Development Ore	tons		**196,868**		-	-	-	7,327	37,747	40,727	28,047	26,253	20,513	17,080	8,507	8,100	2,567		
Stoping Ore	tons		**3,235,627**		-	-	-	7,850	189,260	408,372	442,167	384,718	411,272	385,705	360,281	331,438	314,564		
Total Ore	tons		**3,432,495**		-	-	-	15,177	227,007	449,099	470,214	410,971	431,785	402,785	368,788	339,538	317,131		
Waste Development	tons		**820,970**		-	-	14,800	144,603	205,919	136,760	94,157	48,346	57,826	54,399	26,693	27,100	10,367		
Total Mined	tons		**4,253,465**		-	-	14,800	159,780	432,926	585,859	564,371	459,317	489,611	457,184	395,481	366,638	327,498		
Ore Grade	**%U3O8**		**0.36%**		**0.00%**	**0.00%**	**0.00%**	**0.27%**	**0.31%**	**0.31%**	**0.29%**	**0.41%**	**0.45%**	**0.42%**	**0.38%**	**0.37%**	**0.27%**		
Contained U_3O_8	**lb**		**24,764,579**		-	-	-	**80,474**	**1,426,251**	**2,793,979**	**2,762,999**	**3,359,628**	**3,875,618**	**3,408,069**	**2,834,226**	**2,513,788**	**1,709,547**		
To Stockpile	tons		15,177		-	-	-	15,177	-	-	-	-	-	-	-	-	-		
Grade	%				0.00%	0.00%	0.00%	0.27%	0.00%	-	-	-	-	-	-	-	-		
Cumulative Stockpile	tons		15,177		-	-	-	15,177	-	-	-	-	-	-	-	-	-		
Cumulative Grade	%				0.00%	0.00%	0.00%	0.27%	0.31%	-	-	-	-	-	-	-	-		
Mill feed																			
Rosa Honda																			
Milled Ore	tons		**3,432,495**	-	-	-	-	-	242,184	449,099	470,214	410,971	431,785	402,785	368,788	339,538	317,131		
Head Grade	%		0.36%						0.31%	0.31%	0.29%	0.41%	0.45%	0.42%	0.38%	0.37%	0.27%		
Contained Uranium Oxide	lb		**24,764,579**	-	-	-	-	-	1,506,725	2,793,979	2,762,999	3,359,628	3,875,618	3,408,069	2,834,226	2,513,788	1,709,547		
U_3O_8 Recovery	%	95%																	
Total Milled																			
Total Milled	tons		**3,432,495**	-	-	-	-	-	242,184	449,099	470,214	410,971	431,785	402,785	368,788	339,538	317,131		
RHR U_3O_8 Production																			
Payable U3O8	lb		**23,526,350**	-	-	-	-	-	1,431,389	2,654,280	2,624,849	3,191,647	3,681,837	3,237,666	2,692,515	2,388,099	1,624,070		
Revenue																			
Contract Price (U_3O_8)	US$/lb	$65		$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00		
Gross Revenue																			
U3O8	US$ (000)		**$1,529,213**	$ -	$ -	$ -	$ -	$ -	$ 93,040	$ 172,528	$ 170,615	$ 207,457	$ 239,319	$ 210,448	$ 175,013	$ 155,226	$ 105,565		
Total Gross Revenue	**US$ (000)**		**$1,529,213**	$ -	$ -	$ -	$ -	$ -	$ 93,040	$ 172,528	$ 170,615	$ 207,457	$ 239,319	$ 210,448	$ 175,013	$ 155,226	$ 105,565		
Transport to Market	**US$ (000)**	**$0.57/ton**	**6,762**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 411**	**$ 763**	**$ 754**	**$ 917**	**$ 1,058**	**$ 931**	**$ 774**	**$ 686**	**467**		
Total Royalty Charges and Severance Taxes	**US$ (000)**		**49,773**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 3,824**	**$ 7,388**	**$ 6,695**	**$ 6,638**	**$ 7,116**	**$ 6,013**	**$ 4,879**	**$ 4,242**	**2,978**		
Net Revenue	US$ (000)		**$1,472,679**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 88,806**	**$ 164,377**	**$ 163,166**	**$ 199,902**	**$ 231,145**	**$ 203,505**	**$ 169,360**	**$ 150,298**	**102,119**		
			$ 62.60																
Unit NSR	US$/t milled		**$ 429**	$ -	$ -	$ -	$ -	$ -	$ 367	$ 366	$ 347	$ 486	$ 535	$ 505	$ 459	$ 443	$ 322		
Operating Cost																			
Mining & Development (contains mine maintenance)	US$ (000)	$107.25/ton milled	$ 368,136	$ -	$ -	$ -	$ -	$ -	$ 38,954	$ 44,474	$ 43,510	$ 42,623	$ 44,806	$ 43,003	$ 40,047	$ 37,826	$ 32,892		
Transportation Cost	US$ (000)	$43.50/ton milled	$ 149,314	$ -	$ -	$ -	$ -	$ -	$ 10,535	$ 19,536	$ 20,454	$ 17,877	$ 18,783	$ 17,521	$ 16,042	$ 14,770	$ 13,795		
Processing (includes Tailings Replacement Cost)	US$ (000)	$48.66/ton milled	$ 167,022	$ -	$ -	$ -	$ -	$ -	$ 11,784	$ 21,853	$ 22,880	$ 19,998	$ 21,010	$ 19,599	$ 17,945	$ 16,522	$ 15,431		
Toll Milling Process Cost Average	US$ (000)	$35.90/ton milled	$ 123,227	$ -	$ -	$ -	$ -	$ -	$ 8,694	$ 16,123	$ 16,881	$ 14,754	$ 15,501	$ 14,460	$ 13,239	$ 12,189	$ 11,385		
Maintenance (labor)	US$ (000)	$00.77/ton milled	$ 2,647	$ -	$ -	$ -	$ -	$ -	$ 187	$ 346	$ 363	$ 317	$ 333	$ 311	$ 284	$ 262	$ 245		
G&A	US$ (000)	$05.37/ton milled	$ 18,418	$ -	$ -	$ -	$ -	$ -	$ 1,299	$ 2,410	$ 2,523	$ 2,205	$ 2,317	$ 2,161	$ 1,979	$ 1,822	$ 1,702		
Total Operating	**US$ (000)**		**$ 828,763**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71,453**	**$ 104,742**	**$ 106,611**	**$ 97,773**	**$ 102,750**	**$ 97,055**	**$ 89,536**	**$ 83,391**	**$ 75,450**		
Mining & Development	US$/t *mined*		$ 86.55	$ -	$ -	$ -	$ -	$ -	$ 89.98	$ 75.91	$ 77.10	$ 92.80	$ 91.51	$ 94.06	$ 101.26	$ 103.17	$ 100.43		
Mining & Development	US$/t milled		$ 107.25	$ -	$ -	$ -	$ -	$ -	$ 160.84	$ 99.03	$ 92.53	$ 103.71	$ 103.77	$ 106.76	$ 108.59	$ 111.41	$ 103.72		
Transportation Cost	US$/t milled		$ 43.50	$ -	$ -	$ -	$ -	$ -	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50		
Processing (includes Tailings Replacement Cost)	US$/t milled		$ 48.66	$ -	$ -	$ -	$ -	$ -	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66		
Toll Milling Process Cost Average	US$/t milled		$ 35.90	$ -	$ -	$ -	$ -	$ -	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90		
Maintenance	US$/t milled		$ 0.77	$ -	$ -	$ -	$ -	$ -	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77		
G&A	US$/t milled		$ 5.37	$ -	$ -	$ -	$ -	$ -	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37		
Total Operating Cost per Ton	**US$/t milled**		**$ 241.45**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 295.04**	**$ 233.23**	**$ 226.73**	**$ 237.91**	**$ 237.97**	**$ 240.96**	**$ 242.79**	**$ 245.60**	**$ 237.91**		
Mining & Development	US$/lb		$ 15.65	$ -	$ -	$ -	$ -	$ -	$ 27.21	$ 16.76	$ 16.58	$ 13.36	$ 12.17	$ 13.28	$ 14.87	$ 15.84	$ 20.25		
Transportation Cost	US$/lb		$ 6.35	$ -	$ -	$ -	$ -	$ -	$ 7.36	$ 7.36	$ 7.79	$ 5.60	$ 5.10	$ 5.41	$ 5.96	$ 6.18	$ 8.49		
Processing (includes Tailings Replacement Cost)	US$/lb		$ 7.10	$ -	$ -	$ -	$ -	$ -	$ 8.23	$ 8.23	$ 8.72	$ 6.27	$ 5.71	$ 6.05	$ 6.66	$ 6.92	$ 9.50		
Toll Milling Process Cost Average	US$/lb		$ 5.24	$ -	$ -	$ -	$ -	$ -	$ 6.07	$ 6.07	$ 6.43	$ 4.62	$ 4.21	$ 4.47	$ 4.92	$ 5.10	$ 7.01		
Maintenance	US$/lb		$ 0.11	$ -	$ -	$ -	$ -	$ -	$ 0.13	$ 0.13	$ 0.14	$ 0.10	$ 0.09	$ 0.10	$ 0.11	$ 0.11	$ 0.15		
G&A	US$/lb		$ 0.78	$ -	$ -	$ -	$ -	$ -	$ 0.91	$ 0.91	$ 0.96	$ 0.69	$ 0.63	$ 0.67	$ 0.73	$ 0.76	$ 1.05		
Total Operating Cost per lb	**US$/lb**		**$ 35.23**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 49.92**	**$ 39.46**	**$ 40.62**	**$ 30.63**	**$ 27.91**	**$ 29.98**	**$ 33.25**	**$ 34.92**	**$ 46.46**

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CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the base case undiscounted pre-tax cash flow and including contingency totals US$317 million over the mine life, and payback occurs early in the fifth year of production. The average uranium production is 2.7 million pounds of uranium per year (1,450 tons of uranium oxide) with a maximum annual production of 3.9 million pounds.

The pre-tax internal rate of return (IRR) is 12% and the pre-tax net present value (NPV) is as follows:

•	US$317 million at a 0% discount rate;
•	US$125 million at a 5% discount rate;
•	US$58 million at an 8% discount rate; and
•	US$1 million at a 12% discount rate.

The net revenue per pound of product is US$62.60, and the operating cost per pound of product is US$35.23/lb

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Uranium Oxide Price
•	Head Grade
•	Recovery
•	Operating Cost per ton milled
•	Capital Cost

Sensitivity has been calculated over a range of variations based on realistic fluctuations within above listed factors.

The sensitivities are shown in Figure 1-1 and Table 1-5. The Project is most, and equally, sensitive to head grade, uranium price, and recovery, and least, and equally, sensitive to operating cost and capital cost. The sensitivities to metallurgical recovery and head grade are identical to that of price (for all constituents combined) and are therefore plotted on the same line.

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FIGURE 1-1 SUMMARY OF ROCA HONDA PRE-TAX SENSITIVITY ANALYSIS

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     TABLE 1-5 SENSITIVITY ANALYSIS
Roca Honda Resources LLC – Roca Honda Project

Parameter Variables	Units	-33%	-13%	Base	20%	30%
U3O8 Price	$/lb	43	56	65	78	87
Pre-tax NPV @ 8%	($ millions)	-171	-34	58	196	287
IRR	%	-11%	5%	12%	20%	24%

Parameter Variables		-25%	-10%	Base	10%	25%
Grade	%	0.27	0.3%	0.36	0.40	0.45
Pre-tax NPV @ 8%	($ millions)	-113	-10	58	126	229
IRR	%	-3%	7%	12%	16%	22%

Parameter Variables		-20%	-10%	Base	2%	3%
Recovery	%	76	86	95	97	98
Pre-tax NPV @ 8%	($ millions)	-80	-11	58	72	79
IRR	%	1%	7%	12%	13%	13%

Parameter Variables		-20%	-10%	Base	10%	20%
Operating Cost	$ millions	542	678	829	995	1,176
Pre-tax NPV @ 8%	($ millions)	192	129	58	-20	-104
IRR %	%	20%	16%	12%	6%	-2%

Parameter Variables		-30%	-15%	Base	15%	30%
Capital Cost	$ millions	242	284	327	369	411
Pre-tax NPV @ 8%	($ millions)	120	89	58	27	-5
IRR	%	18%	15%	12%	10%	8%

COMPARISON WITH THE 2012 PEA

The significant changes between the 2012 PEA and the 2015 PEA are listed in Table 1-6, and the sensitivity financial impacts of these changes are listed in Table 1-7 and Figure 1-2.

RPA notes that the uranium price used for the 2015 PEA is $65/lb and the uranium price used for the 2012 PEA was $75/lb. Table 1-7 shows that if a $75/lb price is used for the 2015 Roca Honda PEA, the pre-tax IRR is only one percent less than the 2012 Roca Honda PEA.

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TABLE 1-6 MAJOR DIFFERENCES BETWEEN THE 2012 ROCA
HONDA PEA AND THE 2015 ROCA HONDA PEA
Roca Honda Resources LLC – Roca Honda Project

Item Changed in PEA	2012 PEA Assumption	2015 Assumption	Comment
Uranium Price	US$75/lb	US$65/lb

Process Plant Location	Peña Ranch, NM	Blanding, UT

Mill Capital Cost	US$120 million	US$0
(Directs, Indirects, &
Contingency)

Ventilation Shaft(s)	Blind Bore	Raise Boring
Method

Transportation Distance	25 to 29 road miles	275 road miles

Transportation Cost	US$4.05/t ore	US$43.50/t ore
(mine to mill)

Toll Milling Charge of	US$0.00/t ore	US$35.90/t ore
Roca Honda Material

Water Pipeline	10 mile Northern Route	26 mile Southern
Route
Capital Cost Estimate	US$445 million	US$327 million
(Life of Mine)

Process Plant	New Construction	Existing – White
Mesa Mill (WMM)

Process Plant Permitting	Unknown – High Risk –	In place – Low	No NRC license required with
	Very Long Lead Time to	Risk	the WMM
Obtain NRC

Process Recovery Used	94%	95%	EFR has processed many
different types of uranium ores
at their existing White Mesa Mill.

TABLE 1-7 FINANCIAL COMPARISON BETWEEN THE 2012 ROCA HONDA
PEA AND THE 2015 ROCA HONDA PEA
Roca Honda Resources LLC – Roca Honda Project

Description	Units	Price Sensitivities and Recovery
Date of PEA		Feb-15	Feb-15	Feb-15	Feb-15	Feb-15	Aug-12
Uranium Price	US$/lb	45.00	55.00	65.00	75.00	90.00	75.00
Processing Recovery	%	95	95	95	95	95	94
Pre-tax Cash Flow	$US 000s	(137,472)	89,965	317,403	544,840	885,997	713,087
Pre-tax NPV @ 8% Discount Rate	$US 000s	(153,637)	(47,821)	57,996	163,812	322,536	220,075
Pre-tax IRR	%	-8	4	12	18	26	19

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FIGURE 1-2 COMPARISON OF 2015 ROCA HONDA PEA AT DIFFERENT
URANIUM PRICES TO 2012 ROCA HONDA PEA AT US$75/LB

Energy Fuels believes that the financial risk of permitting a mill in New Mexico is greater than the risk of using the existing White Mesa Mill in Blanding, Utah. In addition, Energy Fuels believes that the capital cost risk is lower using the White Mesa Mill than building a mill near the RocaHonda Mine. Operating costsforthe processingof RocaHonda material at the White Mesa Mill are higher because of the transportation cost from the Roca Honda Mine to the White Mesa Mill.

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TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Roca Honda uranium project is located approximately three miles northwest of the community of San Mateo, New Mexico, near the southern boundary of McKinley County and north of the Cibola County boundary, and approximately 22 miles by road northeast of Grants, New Mexico. The property is located in the east part of the Ambrosia Lake subdistrict of the Grants Mineral Belt in northwest New Mexico and comprises nearly all of Sections 9, 10, and a narrow strip of Section 11, and the New Mexico State Lease, consisting of Section 16, all in Township 13 North – Range 8 West (T13N-R8W), New Mexico Principal Meridian.

The White Mesa Mill is located on 4,816 acres of private land owned by Energy Fuels. This land is located in Township 37S and 38S Range 22E Salt Lake Principal Meridian. The mill is located approximately six miles south of Blanding, Utah along US Highway 191. Energy Fuels also holds 253 acres of mill site claims and a 320 acre Utah state lease. No facilities are planned on the claims or leased land, which will be used as a buffer to the operations.

LAND TENURE

The Roca Honda property is held by RHR, which is jointly owned by Energy Fuels’ wholly-owned subsidiary Strathmore Resources, U.S. Ltd. (60%) and Sumitomo’s subsidiaries SC Clean Energy and Summit New Energy Holding, LLC (40%). RHR was established on July 26, 2007, when Strathmore formed a limited liability company with Sumitomo and transferred the property to RHR.

The Roca Honda property covers an area of 1,886.5 acres, and includes 63 unpatented lode mining claims in Sections 9 and 10, and one adjoining New Mexico State General Mining Lease in Section 16. The mining claims also extend onto a 9.4 acre narrow strip of Section 11. Strathmore acquired the mining claims on March 12, 2004, from Rio Algom Mining LLC (Rio Algom), a successor to Kerr-McGee Corporation (Kerr-McGee), which had staked the claims in 1965 and had continuously maintained them. The New Mexico State Lease was acquired by David Miller (former Strathmore CEO) on November 30, 2004, and subsequently transferred to Strathmore.

The WhiteMesa Mill is located approximately six miles south of Blanding, Utah on US Highway 191 on a parcel of land encompassing all or part of Sections 21, 22, 27, 28, 29, 32, and 33 of T37S, R22E, and Sections 4, 5, 6, 8, 9, and 16 of Township 38 South, Range 22 East, Salt Lake Base and Meridian. Additional land is controlled by 46 mill site claims. Total White Mesa Mill land holdings are approximately 5,375 acres.

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ROCA HONDA EXISTING INFRASTRUCTURE

Old drill roads were previously established across the property, and an electrical line transects the northern half of Section 16 in the Project area. The line continues on the west side of the Project area into Section 17, where it terminates, and on the east side of Section 16 through the northwest quarter of Section 15 and along the southern section boundary of Section 10.

Three monitor water wells were drilled by RHR in 2007, and are located on Section 16.

WHITE MESA MILL INFRASTRUCTURE

The White Mesa Mill was constructed in 1979–1980 and is a fully functioning uranium/vanadium mill. It is the only fully operational and licensed conventional uranium mill in the US. The mill is capable of functioning independent of off-site support except for commercial power from Rocky Mountain Power and supplemental water supply from the City of Blanding, Utah, and the San Juan Water Conservancy District. Off-site infrastructure includes paved highway access from State Highway 191, and right-of-ways for commercial power and a water supply pipeline from Recapture Reservoir, which brings up to 1,000 acre-feet of water per year to the mill site. The mill also has four deep (2,000+ ft) water supply wells which supply process water during normal operations. In addition to the mill processing equipment, which includes the grinding and leaching circuits, CCD (liquid–solid separation), solvent extraction, and precipitation and drying circuits, the mill has several days reagent storage for sulfuric acid, ammonia, salt, soda ash, caustic soda, ammonium sulfate, flocculants, kerosene, amines, and liquefied natural gas (LNG). The on-site infrastructure also includes an ore stockpile area capable of storing up to 450,000 tons of ore, and existing tailings capacity of approximately 3.5 million tons of solids. In addition, the mill has approximately 90 acres of evaporation capacity.

HISTORY

Kerr-McGee Oil Industries, Inc. (Kerr-McGee) staked the Roca Honda unpatented mining claims in Sections 9 and 10 in June 1965. Kerr-McGee, its subsidiaries, and successor in interest Rio Algom had held the claims until the property was acquired by Strathmore on March 12, 2004. Energy Fuels acquired a 100% interest in Strathmore in August 2013, assuming Strathmore’s 60% ownership interest in RHR and becoming the Project operator.

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Drilling on the property began in 1966. Kerr-McGee performed a number of rotary drill hole exploration programs from 1966 to 1985. In Section 9, the first drill hole wascompleted in July 1966. Discovery was made in drill hole number 7 completed on August 2, 1970, which encountered mineralization at a depth of 1,900 ft. From 1966 to 1982, a total of 187 drill holes were completed for a total of 388,374 ft.

In Section 10, the first hole was drilled in October 1967. Discovery was made in drill hole number 6 completed on March 19, 1974, which encountered mineralization at a depth of 2,318 ft. From 1967 to 1985, a total of 175 drill holes were completed for a total of 449,535 ft.

In Section 16, the first drilling was in the 1950s by Rare Metals, which drilled 13 holes, including two that intercepted high-grade uranium mineralization at depths of 1,531 ft and 1,566 ft. No records of the total drilled footage were located. Subsequently, Western Nuclear acquired a mining lease for Section 16 from the State and began drilling in 1968, with the first drill hole completed on August 17, 1968. The second drill hole intercepted high-grade uranium mineralization at a depth of 1,587 ft. From 1968 through September 1970, Western Nuclear drilled 64 holes totalling 123,151 ft, not including six abandoned holes totalling 7,835 ft. Two of the drill holes reported cored intervals, but the cores and analyses were not available.

From the late 1960s to the early 1980s, a total of 444 drill holes totaling over 971,300 ft were completed on the three Sections of the Roca Honda property.

There have been several historical mineral resource estimates prepared for the property, all of which pre-dated NI 43-101. In 2012, RPA prepared a Mineral Resource estimate and reported it in a NI 43-101 Technical Report prepared for Strathmore. That estimate is superseded by the Mineral Resource estimate in Table 1-1.

GEOLOGY AND MINERALIZATION

Rocks exposed in the Ambrosia Lake subdistrict of the Grants Mineral Belt, which includes the Roca Honda area, comprise marine and non-marine sediments of Late Cretaceous age, unconformably overlying the uranium-bearing Upper Jurassic Morrison Formation. The uppermost sequence of conformable strata consists of the Mesaverde Group, Mancos Shale, and Dakota Sandstone. All rocks that outcrop at the Roca Honda Project area are of Late Cretaceous age.

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The uranium found in the Roca Honda Project area is contained within five sandstone units of the Westwater Canyon Member. Zones of mineralization vary from approximately one foot to 32 ft thick, 100 ft to 600 ft wide, and 200 ft to 2,000 ft long. Uranium mineralization in the Project area trends west-northwest, consistent with trends of the fluvial sedimentary structures of the Westwater Canyon Member, and the general trend of mineralization across the Ambrosia Lake subdistrict.

Core recovery from the 2007 drilling program indicates that uranium occurs in sandstones with large amounts of organic/high carbon material. Non-mineralized host rock is much lighter (light brown to light grey) and has background to slightly elevated radiometric readings.

Uranium mineralization consists of unidentifiable organic-uranium oxide complexes. The uranium in the Project area is dark grey to black in color, and is found between depths of approximately 1,650 ft and 2,600 ft below the surface.

Primary mineralization pre-dates, and is not related to, present structural features. There is a possibility of some redistribution and stack mineralization along faults; however, it appears that most of the Roca Honda mineralization is primary. Paleochannels that contain quartz-rich, arkosic, fluvial sandstones are the primary mineralization control associated with this trend.

EXPLORATION STATUS

No additional exploration work or activities have been conducted on the Roca Honda property since November 2011, when a core drill hole was completed in Section 16 for geotechnical studies.

A few widely spaced holes that were previously drilled in the central part of Section 16 intersected mineralization in the A and B1 sands grading over 0.10% U3O8 across a minimum thickness of six feet. Based on this drilling, an exploration potential of 600,000 tons to 800,000 tons at 0.30% U3O8 to 0.40% U3O8 was identified, containing four million pounds of uranium.

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RPA notes that the potential quantity and grade identified are conceptual in nature and additional exploration is required to define a Mineral Resource.

MINERAL RESOURCES

The updated Mineral Resource estimate for the Roca Honda deposit effective as at February 4, 2015, is summarized in Table 1-1. Mineral Resources are constrained by wireframes generated around individual mineralized zones within five sand horizons designated as A, B1, B2, C, and D sands.

The Mineral Resource estimate and classification are in accordance with the CIM definitions.

There are no Mineral Reserves on the property at this time.

MINING METHODS

The PEA includes 2.033 million tons of Measured and Indicated Mineral Resources at a diluted grade of 0.365% U3O8 and 1.400 million tons of Inferred Resources at a diluted grade of 0.355% U3O8. To arrive at this estimate, RPA used a diluted cut-off grade of 0.110% U3O8, a minimum mining thickness of six feet, and the historical mining recovery of 85% for the step room-and-pillar mining method and 90% recovery for the drift-and-fill mining method. RPA notes that Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves.

Dilution is estimated to average 17.1% at a grade of 0.030% U3O8. This includes both low grade and waste material. Dilution estimates are based on one foot of overbreak in the roof and six inches in the floor of all single lift stopes. In the case of multi-lift stopes, the initial cuts include only six inches of dilution from the floor of the drift. The final cut includes both floor dilution and roof dilution. Average minimum stope height is six feet.

The mineralization is relatively flat-lying and will be mined using both step room-and-pillar (SRP) stoping in the lower grade zones and drift-and-fill (DF) stoping in the higher grade zones. The transition grade has been calculated at 0.265% U3O8. Stopes with average diluted grades of less than 0.265% U3O8 will be mined using the SRP method. Stopes with average diluted grades higher than 0.265% U3O8 will be mined using the DF method. With the SRP method, permanent pillars will be left in a pre-designed pattern and low-strength cemented rockfill (CRF) will be placed in mined-out areas as backfill. For the DF method, a high-strength CRF will be placed in the mined-out areas. The mineralized zones range in thickness from 6 ft to 21 ft. Zones in the 6 ft to 12 ft thickness range will be mined in one pass. Mineralized zones exceeding 12 ft in thickness will be mined in two sequential overhand cuts with each cut being approximately one half of the overall zone thickness.

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The LoM schedule (24 hours/day, 7 days per week) is based on initiating development from the production shaft located in Section 16. The mining areas in the Southwest mining area will be connected to the Northeast mining area via a 3,600 ft double decline. Primary development connecting the shaft to the various mineralized zones (including the double decline) will be driven 10 ft wide by 12 ft high to allow for infrastructure. Stope access development connecting the primary development to the individual stopes will be driven 10 ft wide by 10 ft high.

The mining sequence in each area is dependent upon the development schedule, but in general, prioritizes the mining of the largest and highest grade zones in each area of the mine. There is also a requirement to sequence the mining of any stacked zones from top down.

Stope mining begins approximately four years after the start of construction and the operating mine life spans nine years. The production rate averages approximately 1,030 stpd during the time that mining occurs in Sections 9 and 16 only, increasing to 1,200 stpd when mining in Sections 9, 16, and 10 are mined simultaneously then dropping to 1,020 stpd when mining from Section 10 only.

Depressurization of the three main aquifers in the Project area will be accomplished by the use of up to 15 depressurization wells and underground long holes that supply water to eleven underground pumping stations that ultimately feed water to the Section 16 shaft sump pumps, and three discharge pump stations located in the shaft. It has been estimated that the mine will discharge a nominal 2,500 US gpm of water at temperatures between 90ºF and 95ºF. An additional 2,000 gpm will be produced by surface wells so the total discharge rate is anticipated to be up to 4,500 gpm.

The deposit will be developed and mined on the basis of single-pass ventilation using a series of separate and independent intake and exhaust networks. The design requires a total of five exhaust ventilation raises (three in Section 9 and two in Section 10) as well as an intake ventilation raise in Section 10. Two of the ventilation raises, one in Section 16 and one in  Section 10, will be equipped with emergency evacuation hoisting equipment. Midway through the mine life, one of the raises in Section 9 will be converted from exhaust to intake.

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METALLURGY AND PROCESSING

The White Mesa Mill utilizes agitated hot acid leach and solvent extraction to recover uranium. Historical metallurgical tests and White Mesa Mill production records confirm this processing method will recover 95% of the contained uranium.

The Energy Fuels’ owned White Mesa Mill is located near Blanding, Utah, 275 mi from the Roca Honda Project.

Operations at the White Mesa Mill can receive run-of-mine (RoM) material from the Roca Honda Project and various other mines. Material will be dumped from trucks on an ore pad area and stockpiled by type to be blended as needed. Material will be weighed, sampled, and probed for uranium grade. The ore pad area has an approximate capacity of 450,000 tons.

Material will be withdrawn from the stockpiles by CAT 980 (or equivalent) front end loader and fed to a SAG mill at a rate of up to 2,500 stpd. The ground material, which will be in slurry with water, will be placed in agitated storage tanks and fed to the leaching circuit.

The leaching will be conducted in seven, 25 ft diameter by 26 ft high agitated leach tanks using sulfuric acid, steam, and sodium chlorate. After leaching, the slurry proceeds to the CCD washing circuit to recover the dissolved uranium values. Once the uranium is recovered, the tailings solids are sent to the tailings cells. The pregnant solution recovered in the CCD circuit is clarified, and then treated in a SX circuit to increase the concentration of uranium in solution and remove impurities.

Uranium is precipitated from the SX pregnant strip solution using ammonia for pH control. Precipitated uranium is sent to a thickener and a centrifuge for washing and dewatering. The uranium is then dried in a multi-hearth dryer and the resulting “yellowcake” is placed in 55-gallon sealed drums for shipment.

The White Mesa Mill was constructed in 1977-1980 and is currently fully operational. Additional tailings storage capacity is required to handle the Roca Honda material, and these tailing cells are designed and identical to the two most recently approved cells, but the design has not been submitted to Utah Department of Environmental Quality (DEQ) for approval. All other mill infrastructure items are already in place at the White Mesa Mill.

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ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

The Draft EIS was published by the USFS in February 2013 with an expected ROD and Final EIS in late 2016. A mine permit is expected to be issued following the ROD and Final EIS in early 2017.

No permitting is required to start milling Roca Honda material at the White Mesa Mill. The White Mesa Mill is fully permitted with the State of Utah, and has all the necessary operating licenses for a conventional uranium mill.

As additional tailings storage capacity is required, an Amendment to the Radioactive Materials License issued by the Utah Division of Radiation Control will be required to construct the next tailing cells. Designs for the next two cells are complete.

CAPITAL AND OPERATING COSTS

Table 1-8 summarizes the capital cost estimate for the Project.

TABLE 1-8 CAPITAL COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Capital Cost Area	Project	Preproduction	Production
	Capital Totals	(Years -4 to -0)	(1 to 11)
	(US$000)	(US$000)	(US$000)
Underground Mine	127,229	127,229	-
Mill	-	-	-
Surface Infrastructure	46,893	46,893	-
Indirects	29,148	27,146	2,001
Working Capital	-	5,075	(5,075)
Exploration	2,517	2,517	-
Sustaining Capital	71,972	-	71,972
Closure & Reclamation	3,400	-	3,400
Total Capital Before Contingency	281,159	208,861	72,298

Contingency	45,354	44,978	375
Total Capital Cost With Contingency	326,512	253,839	72,673

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The average LoM operating costs and the annual estimated operating costs are shown in Table 1-9. The LoM average operating cost includes mining, processing at the White Mesa Mill, general and administration, and freight of the product to a point of sale at the White Mesa Mill located near Blanding, Utah.

TABLE 1-9 OPERATING COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Operating Cost Summary	Units	Total
Mining & Development (includes mine maintenance)	US$(000)	368,136
Transportation Cost	US$(000)	149,314
Processing (includes Tailings Reclamation/Replacement Cost)	US$(000)	167,022
Toll Milling Process Cost Average	US$(000)	123,227
Maintenance (labor)	US$(000)	2,647
G&A	US$(000)	18,418
Total Operating	US$(000)	828,763

Mining & Development	US$/t mined	86.55

Mining & Development	US$/t milled	107.25
Transportation Cost	US$/t milled	43.50
Processing (includes Tailings Reclamation/Replacement Cost)	US$/t milled	48.66
Toll Milling Process Cost Average	US$/t milled	35.90
Maintenance	US$/t milled	0.77
G&A	US$/t milled	5.37
Total Operating Cost per Ton	US$/t milled	241.45

Mining & Development	US$/lb	15.65
Transportation Cost	US$/lb	6.35
Processing (includes Tailings Reclamation/Replacement Cost)	US$/lb	7.10
Toll Milling Process Cost Average	US$/lb	5.24
Maintenance	US$/lb	0.11
G&A	US$/lb	0.78
Total Operating Cost per lb	US$/lb	35.23

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Roca Honda Resources, LLC (RHR) to prepare an Technical Report on the Roca Honda uranium project (the Project), located in McKinley County, New Mexico. The purpose of this Technical Report is to present the results of an updated Preliminary Economic Assessment (PEA). This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

RHR is a joint venture between Strathmore Minerals Corp. (Strathmore) and Sumitomo Corporation of Japan (Sumitomo). It was formed in 2007 to develop the Roca Honda deposit. In 2013, Energy Fuels Resources (USA) Inc. (Energy Fuels) acquired all the assets of Strathmore, which is now a wholly owned subsidiary of Energy Fuels. In 2009, RHR submitted its Roca Honda Mine permit application to the New Mexico Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department and the U.S. Forest Service. This permit application was deemed administratively complete by the regulatory agencies, and is now undergoing technical review. The U.S. Forest Service issued a Draft Environmental Impact Statement (EIS) on the Project in March 2013 and a Scoping Notice for a Draft Supplemental EIS in February 2015. The final EIS is expected to be issued in late 2016 or early 2017. A permit to mine will be issued by the State of New Mexico after issuance of the Final EIS and Record of Decision (ROD) from the Forest Service. Additionally, the New Mexico Office of the State Engineer issued a dewatering permit for the mine in December 2013. RHR continues advancing other permits as necessary to complete the permitting process.

RPA has previously prepared a PEA for the Project, and the supporting NI 43-101 Technical Report was published in 2012 (Nakai-Lajoie et al., 2012). The updated PEA includes an underground operation scenario using both step room-and-pillar stoping in the lower grade zones and drift-and-fill stoping in the higher grade sections. Based on the current Mineral Resources, the mine life will be nine years at a mining rate of 1,085 stpd. Roca Honda mineralization is planned to be processed at the Energy Fuels owned White Mesa Mill located near Blanding, Utah, 275 miles from the Project. The White Mesa Mill is a conventional uranium mill including agitated acid leaching, counter-current decantation, solvent extraction, and precipitation.

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This report is considered by RPA to meet the requirements of a PEA as defined in Canadian NI 43-101 regulations. The economic analysis contained in this report is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production, and economic forecasts on which this PEA is based will be realized.

SOURCES OF INFORMATION

RPA has visited the Project multiple times, with the first visit on November 11, 2009 by Stuart E. Collins, P.E., RPA Principal Mining Engineer. Patti Nakai-Lajoie, P.Geo., a former Principal Geologist of RPA, visited the Project on May 10 to 12, 2011, and Robert Michaud, P. Eng., RPA Associate Principal Mining Engineer, visited the Project on October 13, 2011. Ms. Nakai-Lajoie and Messrs. Michaud and Collins visited the Strathmore office in Riverton, Wyoming, on March 1 to 5, 2010. Subsequently Mr. Collins visited the site on February 17, 2015.

Discussions for this updated report were held with personnel from Energy Fuels Resources:

•	Mr. Harold Roberts, P.E., Executive Vice President, COO
•	Mr. Ryan Ellis, P.E., Project Engineer
•	Mr. Dan Kapostasy, P.G., Geologist
•	Mr. Dan Hillsten, White Mesa Mill Manager
•	Terry V. Wetz, P.E., TVWetz Inc.
•	Race Fisher, Mine Superintendent, Colorado Plateau Operations

Mr. Barton Stone is responsible for the preparation of Sections 2 to 12 and contributed to Sections 1, 24, 25, and 26. Mr. Mark Mathisen is responsible for preparation of Section 14 and 19 and contributed to Sections 1, 4, 8 to 10, 12, 24, 25, and 26. Mr. Michaud is responsible for preparation of Sections 15 and 16 and contributed to Sections 1, 18, 21, 22, 25, and 26. Mr. Collins is responsible for preparation of Sections 20 to 23 and contributed to Sections 1, 16, 18, 25, and 26. Mr. Harold Roberts is responsible for Sections 13, 17, and 18 and contributed to Sections 1, 4, 5, 25, and 26.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted. The following lists define the primary abbreviations and acronyms used in the Technical Report.

LIST OF ABBREVIATIONS

Nomenclature	Description	Nomenclature	Description
%	Percent	m3	Cubic meter
% solids	Percent solids by weight	m3/s	Cubic meters per second
o	Angular degree	mD	Duration of Magnitude (earthquakes)
[o]F	Degree Fahrenheit	mesh	US Mesh
K	Kelvin	MeV	Million electron-volts
µm	Micrometer	mg/kg	Milligrams per kilogram
amsl	Above mean sea level	mg/L	Milligrams per liter
amu	Atomic mass units	mi	Mile (5,280 feet)
Btu	British Thermal Units	min	Minute
cfm	Cubic feet per meter	mm	Millimeter
d	Day (24 hours)	mol	Mole
dt	Dry ton	mph	Miles per hour
F80	80% Passing Feed	mR	Milliroentgen
fasl	Feet above sea level	oz	Ounce
ft	Foot	Pa	Million Pascal
ft/s	Feet per second	P100	100% Passing, Product
ft2	Square foot	P80	80% Passing, Product
ft3	Cubic foot	pCi	Picocurie
ft3/s	Cubic feet per second	pCi/L	Picocuries per liter
ft3/st	Cubic feet per short ton	pm	Picometer (atomic radius)
g	Gram	ppm	Parts per million
g	Gravitational acceleration	psf	Pounds per square foot
g/cm3	Grams per cubic centimeter	psi	Pounds per square inch - gauge
gal	US gallon	psia	Pounds per square inch - absolute
gpd	US gallons per day	rd	Round (development/mining)
gph	US gallons per hour	s	Second
gpm	US gallons per minute	stpd	Short tons per day
h or hr	Hour	S.G.	Specific Gravity
hp	Horsepower	REO	Rare Earth Oxide
Hz	Hertz	st	Short ton (2,000 pounds)
in	Inch	stpd	Short tons per day
in2	Square inch	stpa	Short tons per year
J	Joule	stpa	Short tons per year
k	Kilo, thousand	td	Dry tons
keV	Thousand electron-volts	tw	Wet tons
ksi	Kilopounds per square inch	V	Volt
kV	Kilovolt	w.g.s.p.	Water gauge static pressure
kW	Kilowatt	wk	Week
kWh	Kilowatt hour	WL	Working level (ventilation)
kWh/st	Kilowatt hour per short ton	WLM	Working level month (ventilation)
lb	Pound	wt	Wet ton
lb/ft3	Pounds per cubic foot	wt%	Weight Percent
M	Million	y or yr	Year
m	Meter	yd	Yard
		yd3	Cubic yard

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Roca Honda Resources, LLC (RHR). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by RHR and other third-party sources.

For the purpose of this report, RPA has relied on ownership information provided by RHR. RHR has provided a legal opinion on current land status from Comeau, Maldegen, Templeman & Indall, LLP, dated October 12, 2011, and RPA has relied on this opinion in Sections 1 and 4 of this report. RPA has not researched property title or mineral rights for the Roca Honda Project, and expresses no opinion as to the ownership status of the property.

RHR has provided a legal opinion on current White Mesa Mill land status from Parsons, Behle & Latimer, dated October 16, 2013, and RPA has relied on this opinion in Sections 1 and 4 of this report. RPA has not researched property title or mineral rights for the White Mesa Mill property, and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party are at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Roca Honda uranium project is located approximately three miles northwest of the community of San Mateo, New Mexico, in McKinley County, just north of the Cibola/McKinley County line, and approximately 22 miles by road northeast of Grants, New Mexico (Figure 4-1). The property is located in the east part of the Ambrosia Lake subdistrict of the Grants Mineral Belt in northwest New Mexico and comprises nearly all of Sections, 9, 10, and a narrow strip of Section 11, and the New Mexico State Lease, consisting of Section 16, all in Township 13 North – Range 8 West (T13N-R8W), New Mexico Principal Meridian.

The White Mesa Mill is located on 4,816 acres of private land owned by Energy Fuels. This land is located in Township 37S and 38S Range 22E Salt Lake Principal Meridian. The White Mesa Mill is located approximately six miles south of Blanding, Utah along US Highway 191. Energy Fuels also holds 253 acres of mill site claims and a 320 acre Utah state lease. No facilities are planned on the claims or leased land, which will be used as a buffer to the operations (shown in Figure 4-2). Annual property holding costs and property tax are included in the monthly milling costs as described in Section 21, Table 21-5.

Figure 4-3 shows the relative locations of the Roca Honda Project and the White Mesa Mill, and the proposed haul route for the Roca Honda mineralized material to the White Mesa Mill. The mine and the White Mesa Mill are located approximately 275 road miles apart. Each operation would be considered as a “stand-alone” operation, i.e., each would have its own administration, warehouse, accounting, environmental, and safety staff.

ROCA HONDA LAND TENURE

The Roca Honda property is held by RHR, which is jointly owned by Strathmore Resources (U.S.) Ltd. (Strathmore) (60%), a wholly-owned subsidiary of Energy Fuels, and subsidiaries of Sumitomo (40%), SC Clean Energy and Summit New Energy Holding, LLC. RHR was established on July 26, 2007, when Strathmore formed a limited liability company with Sumitomo and transferred the property to RHR. Strathmore acquired the property on March 12, 2004, from Rio Algom Mining LLC (Rio Algom), a successor to Kerr-McGee Corporation (Kerr-McGee), which had staked the claims in 1965 and had continuously maintained them. Energy Fuels acquired a 100% interest in Strathmore in August 2013, and assumed Strathmore’s 60% ownership interest in RHR. Energy Fuels through its Strathmore subsidiary is the Project’s operator.

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The Roca Honda property covers an area of about 1,886.5 acres; and includes 63 unpatented lode mining claims in Sections 9 and 10, and one adjoining New Mexico State General Mining Lease in Section 16 (Figure 4-4). The mining claims also extend onto a 9.4 acre narrow strip of Section 11. The New Mexico State Lease was acquired by David Miller (former Strathmore CEO) on November 30, 2004, and subsequently transferred to Strathmore. An official land survey was completed in 2011 and covered the entire property.

Mining claim numbers RH 252, RH 279, RH 306, and RH 333, located in the southern part of Section 10, overlap into the northern part of Section 15, which is privately-owned land, therefore, the overlapping portion of these claims are not valid. The Roca Honda property extends only to the Section 15 boundary.

Mining claim numbers RH 325 to RH 333 are located along the eastern boundary of Section 10, extend west across the Section 11 line by approximately 150 ft.

The 63 unpatented, contiguous mining claims (the Roca Honda group), covering an area of approximately 1,248.5 acres, are located on Sections9, 10, and 11, which are federally- owned lands within the Cibola National Forest administered by the US Forest Service (USFS). Sections 9, 10, and 11 are open to the public, with the land used for a multitude of purposes including grazing, mineral extraction, hunting, hiking, and other outdoor recreation activities. The claims are listed in the US Bureau of Land Management (BLM) Mining Claim Geographic Index Report (LR2000) with a location date of June 29 and 30, 1965. The latest assessment year is 2015 and the claims are shown as “Active”. There is a one percent gross revenue, no deduction royalty payable to the original claim holders for the claims on Section 9. There is no royalty associated with the claims on Section 10 or 11.

Holding costs for the 63 claims include a claim maintenance fee of $155.00 per claim payable to the BLM before September 1 of each calendar year and recording an affidavit and Notice of Intent to hold with the McKinley County Clerk, New Mexico. County recording fees for the claims are approximately $400 per year.

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New Mexico General Mining Lease number HG-0036-002, located on Section 16 covers an area of 638 acres. The surface of Section 16, also referred to as the Lee Ranch, is leased to Fernandez Company, Ltd. (Fernandez) as rangeland for grazing. The lease has a primary, secondary, tertiary, and quaternary term, each with annual rentals to be paid in advance. The lease passed into the quaternary term of five years on November 30, 2014, with an annual rental of $10.00 per acre. An advanced royalty is also now due. The advanced royalty starts at $10/acre with the November 2014 payment and increases $10.00/acre/year through the November 2018 payment. At the end of the quaternary term, the lease may be automatically extended if production has begun.

The lease stipulates a 5% of gross returns royalty to the State of New Mexico, less smelting or reduction costs, for production of uranium, which is designated a “special mineral” in the lease. Figure 4-4 shows the Roca Honda land holdings.

WHITE MESA MILL LAND TENURE

The WhiteMesa Mill is located approximately six miles south of Blanding, Utah on US Highway 191 on a parcel of land encompassing all or part of Sections 21, 22, 27, 28, 29, 32, and 33 of T37S, R22E, and Sections 4, 5, 6, 8, 9, and 16 of Township 38 South, Range 22 East, Salt Lake Base and Meridian described as follows (shown in Figure 4-2):

•	the south half of the south half of Section 21;

•	the southeast quarter of the southeast quarter of Section 22;

•	the northwest quarter of the northwest quarter and lots 1 and 4 of Section 27 all that part of the southwest quarter of the northwest quarter and the northwest quarter of the southwest quarter of Section 27 lying west of Utah State Highway 163;

•	the northeast quarter of the northwest quarter, the south half of the northwest quarter, the northeast quarter and the south half of Section 28;

•	the southeast quarter of the southeast quarter of Section 29;

•	the east half of Section 32 and all of Section 33, Township 37 South, Range 22 East, Salt Lake Base and Meridian;

•	lots 1 through 4, inclusive, the south half of the north half, the southwest quarter, the west half of the southeast quarter, the west half of the east half of the southeast quarter and the west half of the east half of the east half of the southeast quarter of Section 4;

•	lots 1 through 4, inclusive, the south half of the north half and the south half of Section 5 (all);

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•	lots 1 and 2, the south half of the northeast quarter and the south half of Section 6 (E1/2); the northeast quarter of Section 8; all of Section 9 and all of Section 16, Township 38 South, Range 22 East, Salt Lake Base and Meridian.

Additional land is controlled by 46 mill site claims. Total White Mesa Mill land holdings are approximately 5,389 acres. Figure 4-2 shows the White Mesa Mill property holdings.

ROCA HONDA PERMITTING

A number of required documents were submitted in October 2009, and revised in 2011, to the State of New Mexico Mining and Minerals Division, of the New Mexico Energy, Minerals and Natural Resources Department, and concurrently to the USFS, Cibola National Forest, which address various aspects of environmental assessment, protection, and analysis related to the Roca Honda Mine. Details regarding these permits can be found in Section 20 of this report, but the major permits are listed below. These include:

•	Permit Application for a New Mine, Roca Honda Mine – submitted to the New Mexico Mining and Minerals Division;

•	Baseline Data Report (Roca Honda Project Area);

•	Mine Operations Plan for the Roca Honda Mine;

•	Reclamation Plan for the Roca Honda Mine; and

•	Sampling and Analysis Plan (for mine permit application).

Additionally, in order to operate the Roca Honda Mine, the following permits are required from various state and federal agencies:

•	A dewatering permit from the New Mexico State Engineer (issued December 2013);

•	A discharge permit from the New Mexico Environment Department;

•	A National Pollutant Discharge Elimination System (NPDES) permit from Region 6 of the Environmental Protection Agency; and

•	A Nationwide 44 permit from the Army Core of Engineers to modify the San Jose River at the discharge point of the dewatering pipeline (Figure 4-5).

RPA is not aware of any environmental liabilities on the property. RHR has all required permits to conduct the proposed work on the property. To RPA’s knowledge, there are no other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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2700000
2720000
2740000
2760000
2780000
2800000
1600000
1580000
1560000
1540000
1520000
1500000
509
605
Unnamed Forest Service Road
Forest Service Road No. 192 (at Cattle Guard)
Unnamed Gravel Road
9
10
16
Mile Marker 18
McKinley Co.
Cibola Co.
CIBOLA NATIONAL FOREST
Mount Taylor
40
Milan
Grants
Access Road
Roca Honda Permit Area
County Boundary
Grants/Milan City Limit
Cibola National Forest
Source: Roca Honda Resources, 2015.
Red outline denotes permit area
New Mexico
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
0 1 2 4 Kilometers
0 1 2 4 Miles
R08W R09W
T14N T13N
36 31 32 33 34 35
1 6 5 4 3 2
12 7 8 9 10 11
13 18 17 16 15 14 13
24 19 20 21 22 23 24
February 2015

Figure 4-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Mine Location Map

4-5

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2180000
2190000
2200000
2210000
2220000
2230000
2240000
2250000
2260000
2270000
10220000
10210000
10200000
10190000
10180000
10170000
10160000
10150000
10140000
191
95
White Mesa Mill Site
Blanding City Boundary
Land Ownership
Federal (BLM)
Federal (U.S. Forest Service)
Private
State (Trust Land)
Tribal
Source: Roca Honda Resources, 2015.
UTAH
Red outline denotes White Mesa Mill boundary
State Plane Coordinate System Utah, Southern Zone, US Foot NAD 83
0 1 2 4 Kilometers
0 1 2 4 Miles
R 2 2 E
R 2 3 E
T37S
T38S
February 2015

Figure 4-2

Roca Honda Resources, LLC

Roca Honda Project

San Juan County, Utah, U.S.A.

White Mesa Mill Location and Property Map

4-6

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109°30'0"W
109°0'0"W
108°30'0"W
108°0'0"W
107°30'0"W
107°0'0"W
37°30'0"N
37°0'0"N
36°30'0"N
36°0'0"N
35°30'0"N
White Mesa Mill
Blanding
Utah
Colorado
Cortez
Durango
Pagosa Spr
Colorado
New Mexico
Shiprock
Farmington
Chinle
Arizona
New Mexico
Ganado
Window Rock
Gallup
Crownpoint
Roca Honda
550
160
191
262
84
491
64
489
44
371
264
509
605
40
Copyright © 2014 Esri

Source: Roca Honda Resources, 2015.

Ore Haulage Route

Preferred Option (275 miles)

Interstate Route

U.S. Highway

State Highway

State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83

0 10 20 40 Kilometers

0 5 10 20 Miles

Figure 4-3

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

February 2015

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2764000 2765000 2766000 2767000 2768000 2769000 2770000 2771000 2772000 2773000 2774000 2775000
1594000 1593000 1592000 1591000 1590000 1589000 1588000 1587000 1586000 1585000 1584000 1583000
RH 163 RH 190 RH 217 RH 244 RH 271 RH 298 RH 325
RH 164 RH 191 RH 218 RH 245 RH 272 RH 299 RH 326
RH 165 RH 192 RH 219 RH 246 RH 273 RH 300 RH 327
RH 166 RH 193 RH 220 RH 247 RH 274 RH 301 RH 328
RH 167 RH 194 RH 221 RH 248 RH 275 RH 302 RH 329
RH 168 RH 195 RH 222 RH 249 RH 276 RH 303 RH 330
RH 169 RH 196 RH 223 RH 250 RH 277 RH 304 RH 331
RH 170 RH 197 RH 224 RH 251 RH 278 RH 305 RH 332
RH 171 RH 198 RH 225 RH 252 RH 279 RH 306 RH 333
New Mexico State Lease
HG-0036
Roca Honda Resource Area
Mineral Claims (Sec 9, 10, & 11)
Section Line
State Lease
Cibola National Forest
Source: Roca Honda Resources, 2015.
New Mexico
Red outline denotes permit area
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
CONTOUR INTERVAL EQUALS 20 FEET
0 495 990 1,980 Feet
0 100 200 400 Meters
February 2015

Figure 4-4

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Property Map

4-8

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2700000
2710000
2720000
2730000
2740000
2750000
2760000
2770000
1590000
1580000
1570000
1560000
1550000
1540000
1530000
1520000
Discharge Pipeline - Follows State Highway 605 Right-of-Way
Discharge Pipeline
Rio San Jose
Road/Fence Line/Etc.
Roca Honda Permit Area
Source: Roca Honda Resources, 2015.
New Mexico
Red outline denotes permit area
State Plane Coordinate System New Mexico, Western Zone, US Foot NAD 83
0 1 2 4 Kilometers
0 ½ 1 2 Miles

Figure 4-5

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Proposed Pipeline Route

February 2015

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ROCA HONDA MINE ACCESSIBILITY

The Roca Honda property is located approximately 17 mi (22 mi by road) northeast of Grants, New Mexico. The southern part of the property, on Section 16, can be reached by travelling north from Milan, New Mexico on State Highway 605 toward the town of San Mateo to mile marker 18 and then north on a private gravel road. Access rights from Highway 605 onto Section 16 are subject to an existing temporary agreement with the surface owner, Fernandez Company, dated January 1, 2014. The agreement expires on December 31, 2015. This temporary agreement replaces all previous access agreements between RHR and Fernandez Company. Currently, a long-term access agreement across the Fernandez Company land is being negotiated.

The north part of the Roca Honda property can be reached by travelling 23.5 mi from Milan, New Mexico, on paved public Highway 605, and then west on US Forest Service dirt roads to the southeast corner of Section 10 (Figure 4-1). There are numerous drill roads that provide access to different parts of Sections 9 and 10, many of which require maintenance.

WHITE MESA MILL ACCESSIBILITY

The White Mesa Mill is accessed byUS Highway 191. Blanding, Utah has a similar climate to Grants, New Mexico. The majority of mill employees live in Blanding, Utah, and surrounding communities. The White Mesa Mill is serviced by commercial line power, and all other supplies are trucked to the site. Ranching is the primary land use surrounding the White Mesa Mill and tourism is the primary economy of Blanding, Utah, excluding uranium processing and State and Federal government services.

ROCA HONDA MINE CLIMATE AND VEGETATION

Climate in the Roca Honda Project area may be classified as arid to semi-arid continental, characterized by cool, dry winters, and warm, dry summers. The area is in the north end of Climate Division 4 (Southwestern Mountains) for New Mexico (Sheppard et al., 1999).

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Abundant sunshine, low relative humidity, and large annual and diurnal ranges in temperature are characteristics of this climate division, which is a significant distance from any source of oceanic moisture (600 miles from the Pacific Ocean and 800 mi from the Gulf of Mexico).

On average, the Roca Honda property receives approximately 11 inches of precipitation annually. The major part of annual precipitation occurs with thunderstorms in July and August. Winter is the driest season, and what precipitation falls (mostly as snow) is from storms that form in the Pacific Ocean, move inland, and lose most of their moisture in the mountains of California and Arizona before reaching western New Mexico. An average of approximately 13 inches of snow falls annually, mostly during the period from December through February. Snow is light on the valley floors, but increases at higher elevations of the nearby mesas and mountains.

Grants, New Mexico has an annual average temperature of 50oF, with an average summer high of 87oF and low of 52oF, and average winter high of 47oF and low of 18oF.

WHITE MESA MILL CLIMATE AND VEGETATION

The climate of southeastern Utah is classified as dry to arid continental. Although varying somewhat with elevation and terrain, the climate in the vicinity of the White Mesa Mill can be considered as semi-arid with normal annual precipitation of about 13.3 in. Most precipitation is in the form of rain with snowfall accounting for about 29% of the annual total precipitation. There are two separate rainfall seasons in the region, the first in late summer and early autumn (August to October) and the second during the winter months (December to March). The mean annual relative humidity is about 44% and is normally highest in January and lowest in July. The average annual Class A pan evaporation rate is 68 in. (National Oceanicand Atmospheric Administration and U.S. Department of Commerce, 1977), with the largest evaporation rate typically occurring in July. This evaporation rate is not appropriate for determining water balance requirements for the tailings management system and must be reduced by the Class A pan coefficient to determine the latter evaporation rate. Values of pan coefficients range from 60% to 81%. Energy Fuels has assumed for water balance calculations an average value of 70% to obtain an annual lake evaporation rate for the White Mesa Mill area of 47.6 in. Given the annual average precipitation rate of 13.3 in., the net evaporation rate is 34.3 in. per year. The weather in the Blanding, Utah area is typified by warm summers and cold winters. The National Weather Service Station in Blanding, Utah, is located about 6.25 mi north of the White Mesa Mill. Data from the station is considered representative of the local weather conditions. The mean annual temperature in Blanding was 50.3°F, based on the current Period of Record Summary (1904-2006). January is usually the coldest month and July is usually the warmest month. The town of Blanding, Utah has an approximate area of 2.4 mi2, temperatures average 53°F, and it has a precipitation average of 14 in.

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ROCA HONDA MINE LOCAL RESOURCES

The community of Grants, located in Cibola County, is the largest community near the Roca Honda Project area. As of the 2010 census, there are 8,772 people residing in Grants, New Mexico, where personnel experienced in open pit and underground mining, construction, and mineral processing are available.

WHITE MESA MILL LOCAL RESOURCES

The White Mesa Mill is the only fully licensed and operating conventional uranium mill in the United States, and only one of three in North America. The facility has a licensed capacity of 2,000 tons per day and can produce up to eight million pounds of uranium per year. White Mesa also has a co-recovery circuit to produce vanadium from Colorado Plateau ores, and an alternate feed circuit to process other uranium-bearing materials, such as those derived from uranium conversion and other metal processing.

White Mesa is strategically located in Blanding, Utah, central to the uranium mines of the Four Corners region of the United States. The White Mesa Mill was constructed in 1980 by Energy Fuels Nuclear Inc. In 2007, a $31 million refurbishment of the facility was completed. To extract uranium (U3O8) and vanadium (V2O5), the White Mesa Mill utilizes sulfuric acid leaching and a solvent extraction recovery process. The uranium is purchased by utility companies and shipped to conversion facilities as the next step in the production of fuel for nuclear power. The vanadium is shipped mostly to steel and alloy manufacturers.

In full operation, the White Mesa Mill employs about 150 people. Blanding is a town in San Juan County, Utah, United States. The population was approximately 3,500 in 2012, making it the most populated town in San Juan County. Median income in 2012 was approximately $46,000.

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ROCA HONDA MINE INFRASTRUCTURE

There is no infrastructure on the property other than old drill roads and an electrical distribution power line that transects the northern half of Section 16 in the Project area. The line continues on the west side of the Project area into Section 17, where it terminates, and on the east side of Section 16 through the northwest quarter of Section 15 and along the southern section boundary of Section 10.

A monitoring well network composed of three wells, completed in the Westwater Canyon Member of the Morrison Formation, was installed in 2007-2008 by RHR. Other environmental monitoring equipment installed by RHR include:

•	a permanent electrical weather station, which replaced the old solar powered weather station in 2011;

•	high volume TSP (total suspended particulates) and PM10 (particulate matter less than 10 microns) air samplers, which replaced the old air monitoring station in 2011;

•	Three, dry man-made impoundments are also located within Section 16. All of these ponds have been constructed by either damming arroyos (brooks) or creating berms.

WHITE MESA MILL INFRASTRUCTURE

The White Mesa Mill was constructed in 1979–1980 and is a fully functioning uranium/vanadium mill. It is the only fully operational and licensed conventional uranium mill in the US. The mill is capable of functioning independent of off-site support except for commercial power from Rocky Mountain Power and supplemental water supply from the City of Blanding and the San Juan Water Conservancy District. Off-site infrastructure includes paved highway access from State Highway 191, and right-of-ways for commercial power and a water supply pipeline from Recapture Reservoir, which brings up to 1,000 acre-feet of water per year to the mill site. The mill also has four deep (2,000+ ft) water supply wells which supply process water during normal operations. In addition to the mill processing equipment, which includes the grinding and leaching circuits, CCD (liquid–solid separation), solvent extraction, and precipitation and drying circuits, the mill has several days’ reagent storage for sulfuric acid, ammonia, salt, soda ash, caustic soda, ammonium sulfate, flocculants, kerosene, amines, and LNG. The on-site infrastructure also includes an ore stockpile area capable of storing up to 450,000 tons of ore, and existing tailings capacity of approximately 3.5 million tons of solids. In addition, the mill has approximately 90 acres of evaporation capacity.

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ROCA HONDA MINE PHYSIOGRAPHY

The Roca Honda Project area is sparsely populated, rural, and largely undeveloped. The predominant land uses include low density livestock grazing, hay cultivation, and recreational activities such as hiking, sightseeing, picnicking, and seasonal hunting.

The Roca Honda property has moderately rough topography in Sections 9 and 10 and consists of shale slopes below ledge-forming sandstone beds, forming mesas that dip 7° to 11° northeast. Surface elevations range from 7,100 ft to 7,800 ft. Section 9 consists mostly of steep slopes in the west and south, with a large sandstone mesa named, Jesus Mesa, in the north-central part. Section 10 consists mostly of the dip-slope of a sandstone bed that dips from 8° to 11° due east. Section 16 has less topographic relief because it has no mesas, but does contain elevations ranging from 7,100 ft to 7,300 ft and easterly dipping slopes (Fitch 2010).

Jesus Mesa occupies approximately half of Section 9 and slopes into Section 10. The top and upper portion of the mesa is sparsely vegetated, with the slopes along the southern perimeter of the mesa consisting of sandstone ledges with areas of exposed shale. The landscape along the southwest, north, and southeast perimeters of the mesa are moderately vegetated, with the slopes dissected by drainages ranging from a few feet to 40 ft deep.

Because Roca Honda is an underground mining operation, the topography will not have a negative impact on the Project.

Vegetation in the Roca Honda property area consists of grasses, pinion pine, and juniper trees.

WHITE MESA MILL PHYSIOGRAPHY

The White Mesa Mill site is located near the center of White Mesa, one of the many finger-like north-south trending mesas that make up the Great Sage Plain located in Utah. The nearly flat upland surface of White Mesa is underlain by resistant sandstone caprock, which forms steep prominent cliffs separating the upland from deeply entrenched intermittent stream courses on the east, south and west.

Surface elevations across the White Mesa Mill site range from about 5,550 ft to 5,650 ft and the gently rolling surface slopes to the south at a rate of approximately 60 feet per mile.

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Maximum relief between the mesa's surface and Cottonwood Canyon on the west is about 750 ft where Westwater Creek joins Cottonwood Wash. These two streams and their tributaries drain the west and south sides of White Mesa. Drainage on the east is provided by Recapture Creek and its tributaries. Both Cottonwood Wash and Recapture Creeks are normally intermittent streams and flow south to the San Juan River; however, Cottonwood Wash has been known to flow perennially in the Project vicinity during wet years.

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6 HISTORY

The following description of the Roca Honda property ownership and exploration history is based on Fitch (2010) and more recent information supplied by RHR.

ROCA HONDA OWNERSHIP HISTORY

Kerr-McGee Oil Industries, Inc. (Kerr-McGee) staked the Roca Honda unpatented mining claims in Sections 9 and 10 on June 29 and 30, 1965, and then recorded the location notices and affidavits in the McKinley County Courthouse. Kerr-McGee, its subsidiaries, and successor in interest Rio Algom had held the claims until the property was acquired by Strathmore on March 12, 2004. Section 16, T13N-R8W, is owned by the State of New Mexico. State Mining Leases for Section 16 were issued to various companies over the years. Rare Metals Corporation (Rare Metals) held a State Mining Lease in the 1950s and performed the first exploration drilling on the Section. Subsequently, Western Nuclear Corporation (Western Nuclear) held a State Mining Lease during the period 1968 to lease expiration on May 21, 1971. Reserve Oil and Minerals Corporation (Reserve) owned a 25% carried interest in the lease at that time. Western Nuclear and Reserve acquired another lease on Section 16 in October 1979 with a 15-year expiration date of October 2, 1994. During the lease period, an assignment was made to a company named U.Q.I.T.U., and further, the lease was cancelled or relinquished on February 15, 1990, before its expiration date (New Mexico State Land Office form, March 20, 2006). Quivira Mining Company (Quivira), a wholly-owned subsidiary of Kerr-McGee, acquired lease number Q-1414 effective July 1, 1990, with a 15-year term expiration date of July 1, 2005 (signed New Mexico State Lease Document). Kerr-McGee cancelled or relinquished the lease on November 11, 2000, before the date of expiration. David Miller (former CEOof Strathmore) acquired a new State Mining Lease for Section 16, Lease Number HG 0036-002 in Section 4 in November 2004 and subsequently assigned the lease to Strathmore. Energy Fuels acquired a 100% interest in Strathmore in August 2013, assuming Strathmore’s 60% ownership interest in RHR and becoming the Project operator. Currently, the Project is held by RHR, a joint venture between Energy Fuels (60%) and Sumitomo (40%).

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ROCA HONDA EXPLORATION HISTORY

Previous drilling on the Roca Honda property was performed by Kerr-McGee on Sections 9 and 10, and by Rare Metals and Western Nuclear on Section 16 using rotary mud drilling with truck-mounted drills contracted by local drilling companies.

Kerr-McGee performed a rotary drill hole exploration program beginning in 1966. The holes were drilled to 4¾ in diameter with truck-mounted drills contracted by local drilling companies (most likely Stewart Brothers Drilling and/or Clyde Jones Drilling). Common practice used by Kerr-McGee was to drill the holes by conventional rotary using drilling mud fluids. The drill holes were drilled through the Westwater Canyon Member and several feet into the underlying Recapture Member (non-host) of the Morrison Formation. The cuttings were typically taken at five foot intervals by the driller and laid out on the ground in piles for each interval in rows of 20 samples, or 100 ft. Upon completion of a drill hole, the hole was logged with a gamma-ray, spontaneous-potential, and resistivity probe by either a Century Geophysical Corp or by Kerr-McGee’s company-owned logging truck.

Kerr-McGee files contain detailed records of probe truck equipment characteristics for each logging unit, including truck number, probe number, crystal size, dates of use, k-factors, calibration tests, and resulting factors. Each gamma log contains a footer with a calibration run and a header sheet with the rerun factors and probe unit number.

A geologist examined the drill cuttings in the field and recorded lithology and alteration on a drill log form. Holes were drilled through the Westwater Canyon Member and into the underlying Recapture Member. Upon completion of drilling, the hole was logged with a gamma-ray, spontaneous-potential, and resistivity probe by either a contract logging company or by Kerr-McGee. After running the log, a drift tool (film-shot) was lowered into the drill hole for survey at 50 ft to 100 ft intervals.

In Section 9, the first drill hole was completed in July 1966. Discovery was made in drill hole number 7 completed on August 2, 1970, which encountered mineralization at a depth of 1,900 ft. From 1966 to 1982, a total of 187 drill holes were completed for a total of 388,374 ft.

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In Section 10, the first hole was drilled in October 1967. Discovery was made in drill hole number 6 completed on March 19, 1974, which encountered mineralization at a depth of 2,318 ft. From 1967 to 1985, a total of 175 drill holes were completed for a total of 459,535 ft.

In Section 16, the first drilling was in the 1950s by Rare Metals, which drilled 13 holes, including two that intercepted high-grade uranium mineralization at depths of 1,531 ft and 1,566 ft. No records of the total drilled footage were located. Subsequently, Western Nuclear acquired a mining lease for Section 16 from the State and began drilling in 1968, with the first drill hole completed on August 17, 1968. The second drill hole intercepted high-grade uranium mineralization at a depth of 1,587 ft. From 1968 through September 1970, Western Nuclear drilled 63 holes totalling 121,164 ft, not including six abandoned holes totalling 7,835 ft that did not reach the target bed (Recapture Member). Two of the drill holes reported cored intervals, but the cores and analyses were not available.

Western Nuclear drilled Section 16 using Clyde Jones Drilling Company. Logging was performed by Geoscience Associates, Inc. (Geoscience), an independent contract-logging operator, based in Denver, Colorado. Geoscience recorded calibration, instrument number, and k-factor on their logs and header sheets attached to each lot. Calibration runs were recorded on all available reduced-sizelogs. A complete file of drill summary sheets containing interpreted grade, thickness, zone, and alteration (oxidation) for each mineralized interval is available. Drill hole drift surveys are also recorded; however, original surveys are not available.

In January 1978, Kerr-McGee proposed a Roca Honda mine plan using a shaft with a maximum depth of 2,750 ft (Falk 1978 cited in Fitch 2010). The mine plan outlined several options to access the reported resources and included recommendations for additional drilling to discover additional resources. No hydrologic study was conducted by Kerr-McGee at the Roca Honda property; however, the proposed mine plan assumed that excess water would be a major factor in underground mining. In 1980, a 14 ft diameter shaft was sunk to a depth of approximately 1,469 ft on Section 17 (adjacent to Section 16), and work was ceased in 1982 without achieving the planned shaft depth. The shaft was abandoned prior to any mining due to falling uranium prices.

In 2007 and 2011, RHR completed an additional five holes totaling 10,265 ft in Section 16. Three of the holes were converted into monitoring well, while one hole was used as the core hole for the proposed shaft site location.

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ROCA HONDA HISTORIC RESOURCE ESTIMATES

From1976 to 1995, Kerr-McGee prepared a number of historic resource and reserve estimates for Sections 9, 10 and 16 of the Roca Honda property.

A cut-off grade of 0.10% U3O8 and a minimum thickness of six feet were used for determining mineral resources. Resource areas were calculated on plan by planimeter and multiplied by the intercept thickness. A tonnage factor of 15 ft3/st was used for the Roca Honda calculations. An underground dilution factor of 15% at 0% U3O8 was applied to “reserves”.

In 2010, a Mineral Resource estimate for the Roca Honda property was prepared by D. Fitch and documented in a NI 43-101 Technical Report (Fitch 2010). This 2010 report was an update of previous technical reports (Fitch 2006 and 2008). Mineral Resources were reported at a cut-off grade of 0.03% U3O8 and a grade multiplied by the thickness (GT) cut-off of 0.6.

The historic resource estimates prepared by Kerr-McGee and Fitch are superseded by the current Mineral Resource estimate contained in this report.

WHITE MESA MILL OWNERSHIP HISTORY

The White Mesa Mill is a uranium/vanadium mill that was developed in the late 1970s by Energy Fuels Nuclear, Inc. (EFN) as a processing option for the many small mines that are located in the Colorado Plateau region. At the time of its construction, it was anticipated that high uranium prices would stimulate ore production, however, prices started to decline about the same time as mill operations commenced in the late 1970s.

As uranium prices fell, mines near the White Mesa Mill region were affected, and mine output declined. After approximately two and one-half years, the White Mesa Mill ceased ore processing operations altogether, began to recycle solution, and entered a total shutdown phase. In 1984, a majority ownership interest was acquired by Union Carbide Corporation's (UCC) Metals Division, which later became Umetco Minerals Corporation (Umetco), a wholly-owned subsidiary of UCC. This partnership continued until May 26, 1994 when EFN reassumed complete ownership. In May 1997, Denison (then named International Uranium (USA) Corporation) and its affiliates purchased the assets of EFN, and Denison was the owner of the White Mesa Mill facility until 2012. In August 2012, Energy Fuels purchased all of White Mesa Mill assets and liabilities.

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The Source Materials License Application for the White Mesa Mill was submitted to the NRC on February 8, 1978. Between that date and the date the first ore was fed to the White Mesa Mill grizzly on May 6, 1980, several actions were taken including: increasing mill design capacity, permit issuance from the United States Environmental Protection Agency (EPA) and the State of Utah, archeological clearance for the White Mesa Mill and tailings areas, and an NRC pre-operational inspection on May 5, 1980. Today the Source Material License for White Mesa Mill is under the authority of the State of Utah.

Construction on the tailings area began on August 1, 1978 with the movement of earth from the area of Cell 2. Cell 2 was completed on May 4, 1980, Cell 1 on June 29, 1981, and Cell 3 on September 2, 1982. In January 1990, an additional cell, designated Cell 4A, was completed and initially used solely for solution storage and evaporation. Cell 4A was only used for a short period of time and then taken out of service because of concerns about the synthetic lining system. In 2007, Cell 4A was retrofitted with a new State of Utah approved lining system and was authorized to begin accepting process solutions in September 2008. Cell 4A was put back into service in October 2008. Cell 4B was constructed in 2010 and authorized to begin accepting process solutions in February 2011. Currently, there are two active tailings cells totaling 110 acres and two evaporation ponds totaling 95 acres in operation at White Mesa Mill.

Additional tailings storage capacity is required to handle the Roca Honda material, and these tailing cells are designed and identical to the two most recently approved cells, but the design has not been submitted to Utah DEQ for approval.

WHITE MESA MILL OPERATIONS HISTORY

The White Mesa Mill was operated by EFN from the initial start-up date of May 6, 1980 until the cessation of operations in 1983. Umetco, as per agreement between the parties, became the operator of record on January 1, 1984. The White Mesa Mill was shut down during all of 1984. The White Mesa Mill operated at least part of each year from 1985 through 1990. Mill operations again ceased during the years of 1991 through 1994. EFN reacquired sole ownership on May 26, 1994, and the White Mesa Mill operated again during 1995 and 1996. After acquisition of the White Mesa Mill by Denison in 1997 several local mines were restarted and the White Mesa Mill processed conventional ore during 1999 and early 2000. With the resurgence in uranium and vanadium prices in 2003, Denison reopened several area mines and again began processing uranium and vanadium ores in April of 2008. Mill operations were suspended in May of 2009, and resumed in March of 2010. Typical employment figures for the WhiteMesa Mill are 110 during uranium-only operations and 140 during uranium/vanadium operations.

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Commencing in the early 1990s through today, the White Mesa Mill has processed alternate feed materials from time to time when the White Mesa Mill has not been processing conventional ores. Alternate feed materials are uranium-bearing materials other than conventionally mined uranium ores. The White Mesa Mill installed an alternate feed circuit in 2009 that will allow the White Mesa Mill to process certain alternate feed materials simultaneously with conventional ores.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Roca Honda Project area is located in the southeast part of the Ambrosia Lake subdistrict of the Grants uranium district (McLemore and Chenoweth, 1989) and is near the boundary between the Chaco slope and the Acoma sag tectonic features. This subdistrict is in the southeastern part of the Colorado Plateau physiographic province and is mostly on the south flank (referred to as the Chaco slope) of the San Juan Basin. The regional geology is shown in Figure 7-1.

Bounding the San Juan Basin to the south-southwest is the Zuni uplift, where rocks as old as Precambrian are exposed 25 mi to 30 mi southwest of the Roca Honda Project area. Less than five miles to the east and south of the Project area, Neogene volcanic rocks of the Mt. Taylor volcanic field cap Horace Mesa and Mesa Chivato. On the Chaco slope, sedimentary strata mainly of Mesozoic age dip gently northeast into the central part of the San Juan Basin. The Roca Honda Project area is structurally complex and is included in the part of the sub district that is described as the most folded and faulted part of the Chaco slope. Figure 7-2 identifies the regional structural features in relation to the Project area.

The San Juan Basin and bounding structures were largely formed during the Laramide orogeny near the end of the Late Cretaceous through Eocene time (Lorenz and Cooper 2003). This Laramide tectonism produced compression of the San Juan Basin between the San Juan and Zuni uplifts, resulting in faults and fold axes oriented north to north-northeast. The more intensively faulted east part of the Chaco slope may be related to the development of the McCarty’s syncline, which lies just east of the faulted Fernandez monocline (Kirk and Condon 1986).

The San Rafael fault zone cuts the Fernandez monocline and has right-lateral displacement as evidence of shear near the San Juan Basin margin. Other faults in or near the Project area are mostly normal with dip-slip displacement and vertical movement less than 40 ft. The large, northeast-striking San Mateo normal fault about two miles west of the Roca Honda Project area has vertical displacement of as much as 450 ft (Santos 1970). Strata in the Project area along the Fernandez monocline dip east to southeast at four to eight degrees toward the McCarty’s syncline, an expression of the Acoma sag (Santos 1966a and 1966b).

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The Morrison Formation outcrops near the south edge of the San Juan Basin and dips gently northward into the basin. Formations of Late Cretaceous age that overlie the Morrison Formation, in ascending order, are Dakota Sandstone, Mancos Shale, Gallup Sandstone, Crevasse Canyon Formation, Point Lookout Sandstone, and Menefee Formation. The Gallup Sandstone, Crevasse Canyon Formation, Point Lookout Sandstone, and Menefee Formation compose the Mesaverde Group.

The Morrison Formation was deposited in a continental environment, mainly under fluvial conditions. These deposits were derived from an uplifted arc terrane to the west and locally from the Mogollon highlands to the south (Lucas 2004). The Zuni uplift, currently bordering the San Juan Basin to the southwest, did not exist in Late Jurassic time and therefore was not a source for Morrison Formation sediments.

Formations of Late Cretaceous age were deposited in or on the margin of the Western Interior Seaway, a shallow continental sea, and the formations represent transgressive or regressive episodes of the Seaway. The Mancos Shale and its several tongues were deposited on the shallow marine sea bottom, and the formations of the Mesaverde Group were deposited along the western shoreline of the Seaway.

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Colorado
New Mexico
Blanding Basin
Red Rock Bench
Four Corners Platform
Central Basin
Archuleta Arch
Defiance Uplift
Arizona
New Mexico
Gallup Sag
Chaco Slope
Nacimiento Uplift
Roca Honda Permit Area
Zuni Uplift
Acoma Sag
Puerco Fault Belt
Rio Grande Trough
Geology of Significance
Tpv Mt. Taylor Volcanics
TeC San Jose Fm.
TxC Nacimiento Fm.
uK4 Kirtland Shale
uK3 Menefee Fm. - Mesaverde Group
uK2 Crevasse Canyon Fm. - Mancos Shale
uK1 Dakota Sandstone
J Morrison Fm.
UT
CO
AZ
NM
TX
Red frame denotes area of detail to left
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
0 100 200 300 400 Miles
0 100 200 300 400 Kilometers

Figure 7-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Regional Geological Map of Northwestern New Mexico

February 2015 *Source: Roca Honda Resources, 2015.*

7-3

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Chaco Slope
Fernandez Monocline
Ambrosia Lake Fault Zone
Big Draw Fault Zone
San Mateo Fault Zone
San Rafael Fault Zone
Zuni Uplift
Acoma Sag
Mt. Taylor
Milan
Grants
Structure
Normal Fault
Strike-Slip (Left-Lateral)
Strike-Slip (Right-Lateral)
Monocline
Syncline
Dome
Roca Honda Permit Area
Ambrosia Lake Subdistrict
City Boundary

Source: Roca Honda Resources, 2015.

New Mexico
Red outline denotes project area
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
0 1 2 4 Kilometers
0 1 2 4 Miles
R09W R08W
T14N
T13N
9
10
16

Figure 7-2

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Regional Structural Features

February 2015

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LOCAL AND PROPERTY GEOLOGY

Rocks exposed in the Ambrosia Lake sub district of the Grants Mineral Belt, which includes the Roca Honda area, include marine and non-marine sediments of Late Cretaceous age, unconformably overlying the uranium-bearing Upper Jurassic Morrison Formation. In this section, geologic units are discussed from youngest to oldest. The uppermost sequence of conformable strata consists of the Mesaverde Group, Mancos Shale, and Dakota Sandstone. All rocks that outcrop at the Roca Honda Project area are of Late Cretaceous age; these rocks and the Quaternary deposits that cover them in some places are shown in the geologic map in Figure 7-3.

The formations and members and their approximate depth from the surface are shown in the stratigraphic section in Figure 7-4, which is based on historical drilling in the area. The Menefee Formation does not outcrop in the Roca Honda Project area (and it is not shown in Figure 7-4), but a partial thickness of it is below Quaternary colluvium as sub-crop in the SE¼ Section 10. Because of the intertonguing nature of some of the Cretaceous units in the area, some members or tongues of the Mancos Shale and Dakota Sandstone are included in sequence within the dominant formation in the discussion below.

Formation and member approximate thicknesses are shown in Table 7-1. These thicknesses were determined from geologic mapping by Santos (1966a and 1966b), borehole data from 2007 drilling by RHR in Section 16, and borehole data from historic drilling by Kerr-McGee and Western Nuclear.

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TABLE 7-1 TYPICAL STRATIGRAPHIC THICKNESS DATA FOR THE PROJECT AREA
Roca Honda Resources LLC – Roca Honda Project

		Average	Maximum	Minimum
Unit	Unit Name	Thickness	Thickness	Thickness	Data Source
		(ft)	(ft)	(ft)
Qal	Alluvium	-	Varies	-	2007 Section 16 Drilling

Kmf	Menefee Formation*	-	-	-	-
					Geologic Maps (Santos
Kp	Point Lookout Sandstone	-	120	-	1966a and 1966b)

Kcg	Gibson Coal Member (Crevasse Canyon Formation)	-	240	-	Geologic Maps (Santos 1966a and 1966b)

Kcda	Dalton Sandstone Member (Crevasse Canyon Formation)	-	100	-	Geologic Maps (Santos 1966a and 1966b)

Kmm	Mulatto Tongue (Mancos Shale)	305	318	292	2007 Section 16 Drilling

Kcbp	Borrego Pass Lentil (Crevasse Canyon Formation)	40	-	-	2007 Section 16 Drilling, Brod and Stone (1981)

Kcdi	Dilco Coal Member (Crevasse Canyon Formation)	120	128	108	2007 Section 16 Drilling

Kg	Gallup Sandstone	73	76	68	2007 Section 16 Drilling

Kmp	Pescado Tongue (Mancos Shale)	21	22	20	2007 Section 16 Drilling

Kgb	Gallup Sandstone (basal)	11	16	8	2007 Section 16 Drilling

Km	Mancos Shale	710	720	702	2007 Section 16 Drilling

Kdt	Twowells Sandstone Tongue (Dakota Sandstone)	49	52	46	2007 Section 16 Drilling

Kmw	Whitewater Arroyo Shale Tongue (Mancos Shale)	148	150	146	2007 Section 16 Drilling

Kd	Dakota Sandstone	52	68	19	Historic Data

Jmb	Brushy Basin Member (Morrison Formation)	105	269	22	Historic Data

Jmw	Westwater Canyon Member (Morrison Formation)

JmwA	Westwater A Sandstone	34	59	-	Historic Data

JmwA-B1	A-B1 Shale (Aob)	16	100	-	Historic Data

JmwB1	Westwater B1 Sandstone	33	56	-	Historic Data

JmwB1-B2	B1-B2 Shale (B1ob)	10	37	-	Historic Data

JmwB2	Westwater B2 Sandstone	27	56	6	Historic Data

JmwB2-C	B2-C Shale (B2ob)	13	39	-	Historic Data

JmwC	Westwater C Sandstone	48	90	5	Historic Data

JmwC-D	C-D Shale (Cob)	15	39	-	Historic Data

JmwD	Westwater D Sandstone	17	45	2	Historic Data

*No data on Menefee Formation thickness in the Project area.

Geologic structures on the property are associated with regional deformation that occurred during the late Cretaceous, following deposition of the geologic strata seen on the property. There is no evidence of recent activity. The primary structures are high-angle, north to northeast trending normal faults that cut across the western portion of Sections 9 and 16, with no major faults evident on Section 10 (Figure 7-3).

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Maximum offset along these faults is approximately 150 ft, and has been estimated from the location of lithologic contacts along a north-trending fault in Section 16 and adjacent borehole data. All faults on the property have interpreted downdip offsets to the west and northwest.

The dip along the Fernandez Monocline varies from approximately 3o to 4o in the western portion of the property, to as much as 20o in Section 10. Possible minor accommodation faults related to the monocline may be encountered in the subsurface on Section 10; however, offsets should be minor.

ALLUVIUM
Quaternary alluvial material overlies bedrock throughout the San Mateo Creek valley, and although it probably accepts and transmits groundwater from precipitation to underlying bedrock units, it is most likely unsaturated except near San Mateo Creek. San Mateo Creek alluvial materials consist of unconsolidated sands and silts. Well logs indicate this material is from 10 ft to 80 ft thick although it may be significantly thicker in some areas (OSE 2008).

MENEFEE FORMATION
The Menefee Formation, an upper unit of the Upper Cretaceous Mesaverde Group, consists of two members, i.e., the Allison Member underlain by the Cleary Coal Member. The formation consists of thin to thick sandstone beds interbedded with shale and coal seams. Geophysical logs from the San Juan Basin indicate that the formation typically consists of approximately 30% sandstone, 65% shale, and less than 5% coal (Brod and Stone 1981). Beds of the Allison Member do not outcrop in the Project area, but are farther to the north, in the central San Juan Basin. Beds of the Cleary Coal Member outcrop just east and south of the Roca Honda area on the east flank of the Fernandez monocline. In the Project area, this member occurs as sub-crop beneath Quaternary colluvium only in the SE¼ of Section 10.

POINT LOOKOUT SANDSTONE
The Point Lookout Sandstone is a regressive marine beach sandstone in the middle of the Mesaverde Group. The Point Lookout Sandstone generally consists of light grey, thick bedded, very fine to medium grained, locally cross bedded sandstone. This unit is as much as 120 ft thick in the Project area. A resistant cap of Point Lookout Sandstone forms the top of Jesus Mesa in the Project area and also represents the dip slope. Just east of Jesus Mesa, the steeper slope that dips to the southeast in Section 10 represents the dip slope of the Point Lookout Sandstone along the Fernandez Monocline.

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CREVASSE CANYON FORMATION

The Crevasse Canyon Formation is a lower unit of the Mesaverde Group that outcrops through much of the west part of the Roca Honda Project area. The unit consists of the following members from youngest to oldest: Gibson Coal Member, Dalton Sandstone Member, Borrego Pass Lentil, and Dilco Coal Member. The Mulatto Tongue of the Mancos Shale is below the Dalton Sandstone Member and above the Borrego Pass Lentil. The Mulatto Tongue is approximately 300 ft thick in the Project area and is a marine deposit representing a transgression of the Western Interior Seaway.

The Gibson Coal Member is as much as 240 ft thick in the area of interest and outcrops mainly in the steep slopes on the sides of Jesus Mesa. The Dalton Sandstone Member, a regressive marine beach sandstone, is as much as 100 ft thick.

Shale and silty sandstone of the Mulatto Tongue of the Mancos Shale outcrop on gentle slopes and are covered in places by Quaternary alluvium and colluvium in the southwest part of the Roca Honda area. Below the Mulatto Tongue is the Borrego Pass Lentil, a transgressive marine sandstone that was previously referred to as the Stray sandstone of local usage (Santos 1966a). Boreholes drilled in 2007 in the Project area indicate that the Borrego Pass Lentil is about 40 ft thick. The entire thickness of the Mulatto Tongue is not exposed in the west part of the Project area because several normal faults disrupt the sequence. Therefore, it is not known whether the Borrego Pass Lentil, which lies just below the Mulatto Tongue, outcrops in that area.

The Dilco Coal Member has an average thickness of about 120 ft and outcrops just west of the Project area in Section 17. The member contains thin sandstone, shale, and discontinuous coal beds representative of a back-shore swamp environment associated with a regression of the Western Interior Seaway (Fassett 1989).

GALLUP SANDSTONE

The lowest formation of the Mesaverde Group is the Gallup Sandstone, which is solely in the subsurfacein the RocaHonda Project area and is separated into two units by the thin Pescado Tongue of the Mancos Shale. The upper unit (or main body) of the Gallup Sandstone is a regressive marine beach sandstone that is fine to medium grained and is about 75 ft thick. The Pescado Tongue, approximately 20 ft thick, consists of thin alternating and interfingering beds of sandstone, siltstone, and shale. A thin, fine to coarse grained sandstone (average thickness of approximately 10 ft) forms the basal bed of the Gallup Sandstone and marks a brief regression of the Western Interior Seaway. The upper Gallup sandstone is a regional aquifer with good water quality water.

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MANCOS SHALE
The main body of Mancos Shale represents the full transgression of the Western Interior Seaway and, in the Roca Honda area, its subsurface thickness averages approximately 710 ft. The marine deposits of this formation consist mainly of dark grey to black silty shale with minor interbedded sandstone. In the southern San Juan Basin, the lower part of the Mancos Shale is intertongued with the underlying upper part of the Dakota Sandstone. The intertongued units generally represent a transgressive rock sequence (Landis et al. 1973).

In the subsurface of the Project area, the main body of Mancos Shale is underlain by the Twowells Sandstone Tongue of the Dakota Sandstone (Pike 1947), which is about 50 ft thick. Underlying the Twowells Sandstone Tongue is the Whitewater Arroyo Shale Tongue of the Mancos Shale (Owen 1966), which is about 150 ft thick. In the Project area, the base of the Mancos Shale is considered to be the base of the Whitewater Arroyo Shale Tongue.

DAKOTA SANDSTONE
Marine shoreface deposits of Dakota Sandstone are composed mainly of fine-grained gray sandstone. In the subsurface in the Project area, the Dakota Sandstone is approximately 50 ft thick. In the main Ambrosia Lake subdistrict about five miles northwest of the Roca Honda area, the Dakota Sandstone is composed of four members (Landis et al. 1973). For ease of presentation, the four members are not shown in Figure 7-5. The four members are in descending stratigraphic order: Paguate Sandstone Tongue of the Dakota Sandstone, Clay Mesa Shale Tongue of the Mancos Shale, Cubero Sandstone Tongue of the Dakota Sandstone, and Oak Canyon Member of the Dakota Sandstone. The Dakota Sandstone is the lowermost Upper Cretaceous formation, unconformably overlies the Upper Jurassic Morrison Formation, and is a regional aquifer with poor quality water from the overlying Gallup Sandstone.

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MORRISON FORMATION
The uppermost member of the Morrison Formation in the Roca Honda area is the Brushy Basin Member. The Brushy Basin Member is variable in thickness (22 ft to 269 ft), but the average thickness is approximately 105 ft, based on historical drilling in the area. Figure 7-5 is a typical stratigraphic depiction of the Dakota Sandstone and Morrison Formation in the Project area. The fluvial/lacustrine deposits of the Brushy Basin Member are underlain by the Westwater Canyon Member, which hosts the uranium deposits in the Roca Honda area. The fluvial, sandstone-dominated WestwaterCanyon Member is approximately 100 ft to 250 ft thick under the Project area. The Westwater Canyon Member is informally subdivided into sandstone and shale units. The sandstone units, which contain the uranium mineralization, have grains composed of quartz (~61%), feldspar (~35%), chert (~3%), and heavy minerals (<1%).

Four members of the Morrison Formation are recognized by the USGS in the Grants uranium district. These members are, in descending order, Jackpile Sandstone Member, Brushy Basin Member, Westwater Canyon Member, and Recapture Member. The Jackpile Sandstone Member, the uppermost fluvial sandstone in the formation, was not deposited in the Ambrosia Lake sub district, but was deposited east of Mt. Taylor where it hosts uranium mineralization in the Laguna sub district. The mostly greenish-grey, mudstone-dominated Brushy Basin Member is as much as 269 ft thick in the Project area. The Westwater Canyon Member consists of grey, light yellow-brown and reddish-grey arkosic sandstone (Fitch 2006) and is as much as 250 ft thick in the Project area. Greyish-red siltstone and claystone compose the Recapture Member.

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Mapping Not Finalized in this Area (San Lucas Dam Quadrangle)
Explanation
daf Disturbed areas and/or artificial fill
Qa Stream alluvium
Qae Stream & valley slope alluvium subj. to eolian processes
Qes Eolian silt & sand subj. to sheetwash
Qls Landslide deposits
Qt Talus
Qc Colluvium
Qat Stream terrace alluvium
Unconformity
Kmf Menefee Fm., Cleary Coal Member
Kpl Point Lookout Sandstone
Kcg Crevasse Canyon Fm., Gibson Coal Member
Kcd Crevasse Canyon Fm., Dalton Sandstone Member
Kmm Mancos Shale, Mulatto Tongue
Kcdc Crevasse Canyon Fm., Dilco Coal Member
Geologic Contact
Normal Fault
Concealed Fault
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83, NAVD 88
CONTOUR INTERVAL EQUALS 20 FEET
McCraw, D.J., Read, A.S., Lawrence, J.R., Goff, F., and Goff, C.
Geologic Map of the San Mateo Quadrangle, Cibola & McKinley Counties, NM
May 2009

Figure 7-3

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Property Geology

February 2015

Source: Roca Honda Resources, 2015.

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0
200 ft
400 ft
600 ft
800 ft
1000 ft
1200 ft
1400 ft
1600 ft
1800 ft
2000 ft
2200 ft
CRETACEOUS
JURASSIC
Point Lookout Sandstone
Crevasse Canyon Formation
Gibson Coal Member
Dalton S.S. Member
Mulatto Tongue (Mancos)
Borrego Pass Lentil
Dilco Coal Member
Gallup Sandstone
Main Body
Pescado Tongue (Mancos)
Basal Member
Mancos Shale
Main Body
Twowells
Whitewater Arroyo Tongue
Dakota S.S.
Morrison Formation
Brushy Basin Member
Westwater Canyon Member
Recapture Member
Shale
Sandstone with Shale
Sandy Shale
Sandstone
Coal
Arkosic Sandstone

Figure 7-4

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Typical Stratigraphy of the Roca Honda Project Area

February 2015 ***Source: Roca Honda Resources, 2015.***

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CRETACEOUS
JURASSIC
Dakota Sandstone
Morrison Formation
Brushy Basin Member
Westwater Canyon Member (Uranium Mineralization)
A-Sand
A-B1 Shale (Aob)
B1-Sand
B1-B2 Shale (B1ob)
B2-Sand
B2-C Shale (B2ob)
C-Sand
C-D Shale (Cob)
D-Sand
Recapture Member
1850
1850
1900
1950
2000
2050
2100
2150
2200
Arkosic Sandstone
Sandstone
Shale

Figure 7-5

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

February 2015 *Source: Roca Honda Resources, 2015.*

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SEISMIC EVALUATION
The Roca Honda site lies on the northwestern edge of the Jemez Lineament seismic area, but is outside the two most prominent seismic areas in New Mexico: the Rio Grande Rift and the Socorro Fracture Zone (Sanford and Lin 1998). Few earthquakes greater than a magnitude of 3.0 mD, and none greater than 5.0 mD have occurred near the Property from 1962 through 1998. Data prior to this period are unavailable or non-existent (Sanford et al. 1998). The New Mexico duration magnitude scale, mD, was first developed by Dan Cash at Los Alamos National Laboratory and is calculated by:

mD=2.79 log td-3.63,

where td is the duration in seconds (Sanford et al. 2002.) Local magnitude (M1) calculated from the amplitudes on the Wood Anderson seismograms were linearly related to the logarithm of td, measured on the seismograms from the Albuquerque station of the World Seismograph Network, and shown to be equivalent to moment magnitude (M0).

MINERALIZATION
This section is summarized from Fitch (2010).

ROCA HONDA MINERALIZATION
The uranium found in the Projectarea is contained within five sandstone units of the Westwater Canyon Member. Zones of mineralization vary from approximately one foot to 32 ft thick, 100 ft to 600 ft wide, and 200 ft to 2,000 ft long. Uranium mineralization in the Project area trends west-northwest, consistent with trends of the fluvial sedimentary structures of the Westwater Canyon Member, and the general trend of mineralization across the Ambrosia Lake sub district.

Core recovery from the 2007 drilling program indicates that uranium occurs in sandstones with large amounts of organic/high carbon material. Non-mineralized host rock is much lighter (light brown to light grey,) and it has background to slightly elevated radiometric readings.

Uranium mineralization consists of dark organic-uranium oxide complexes. The uranium in the Project area is dark grey to black in color and is found between depths of approximately 1,650 ft to 2,600 ft below the surface. Although coffinite and uraninite have been identified in the Grants Mineral Belt, their abundance is not sufficient to account for the total uranium content in a mineralized sample. Admixed and associated with the uranium are enriched amounts of vanadium, molybdenum, copper, selenium, and arsenic in order of decreasing abundance.

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Primary mineralization pre-dates, and is not related to, present structural features. There is a possibility of some redistribution and stack ore along faults; however, it appears that most of the Roca Honda mineralization is primary. Redistributed, post-fault, or stack mineralization occurs in the Ambrosia Lake sub district of the Grants Mineral Belt, but is not apparent in the Roca Honda area.

MINERALIZATION CONTROLS
Paleochannels that contain quartz-rich, arkosic, fluvial sandstones are the primary mineralization control associated with this trend. Previous mining operations within the immediate area suggest that faults in the Roca Honda area associated with the San Mateo fault zone post-date the emplacement of uranium, therefore, it may be expected that mineralized zones in the Roca Honda area are offset by faults.

The mineralization is typically confined to sandstones in the Westwater Canyon Member, although there is some overlap into the shales that divide the sandstones, and also some minor extension (less than 10 ft) into the underlying Recapture Member. The mineralization is contained in the Westwater Canyon Member sandstones across the Project area, but in Sections 9 and 16, the mineralization is typically found in the upper sandstones (A, B1, and B2). In Section 10, the A and B1 sandstones pinch out in some areas due to thickening of the overlying Brushy Basin Member. Mineralization in the middle and western portions of Section 10, and it is typically in the lower sandstones (sands C and D).

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Sedimentary features may exhibit control on a small scale. At the nearby Johnny M mine, a sandstone scour feature truncates underlying black mineralization, indicating nearly syngenetic deposition of uranium mineralization with the sandstone beds. Uranium mineralization in places is related to clay-gall (cobbles) layers within the host sandstone. The presence of pyrite and bleaching alteration is also important. Alteration bleaching forms a halo that encloses mineralization. The bleaching caused by the removal of reddish ferric-iron pigmentation imparts a light grey color to the sandstone, and a greenish rim on red-colored claystone cobbles or galls.

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8 DEPOSIT TYPES

More than 340 million pounds (lbs) of U3O8 have been produced from the Grants uranium deposits in New Mexico between 1948 and 2002, and at least 403 million lbs of U3O8 remain as unmined resources. The Grants district is one of the largest uranium provinces in the world. The Grants district extends from east of Laguna to west of Gallup in the San Juan Basin of New Mexico. Three types of sandstone uranium deposits are recognized: tabular, redistributed (roll-front, fault-related), and remnant-primary. The tabular deposits formed during the Jurassic Westwater Canyon time. Subsequently, oxidizing solutions moved downdip, modifying tabular deposits into redistributed roll-front and fault-related deposits. Evidence, including age dates and geochemistry of the uranium deposits, suggests that redistributed deposits could have been formed shortly after deposition in the early Cretaceous and from a second oxidation front during the mid-Tertiary (McLemore, 2010)

Primary mineralization deposits are generally irregular, tabular, flat-lying bodies elongated along an east to southeast direction, ranging from thin pods a few feet in thickness and length to bodies several tens or hundreds of feet long. The deposits are roughly parallel to the enclosing beds, but may form rolls (tabular lenses) that cut across bedding. The deposits may occur in more than one layer, form distinct trends, commonly parallel to depositional trends, and occur in clusters. Primary mineralization in the Ambrosia Lake subdistrict consists mostly of uranium-enriched humic matter that coats sand grains and impregnates the sandstone, imparting a dark colour to the rock. The uranium mineralization consists largely of unidentifiable organic-uranium oxide complexes that are light grey-brown to black. A direct correlation exists between uranium content and organic-carbon content by weight percent in the “ores” (Squyres 1970, Kendall 1972).

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9 EXPLORATION

As there are no reliable surface methods for detecting uranium deposits at depths of 1,500 ft to 2,500 ft, coupled with the fact that the uranium deposits in Ambrosia Lake and at Roca Honda have no surface expression; historical exploration has consisted primarily of drilling, for both discovery and delineation.

Additional work conducted by RHR:

•	Reinterpretation of historic drill logs in 2006 and 2007.

•	Preparations of a Baseline Data Report in 2009 to support a mine permit application. This report includes archaeological, biological, air, radiometric, soil, meteorological, and water surveys. The most recent revision was January 2011.

•	Monitor well installation and monitoring with a pump test in May 2010, including continual collection of water data.

•	Survey of the State lease (Section 16) and mine claims on Sections 9 and 10, and survey of some drill hole collars on Section 16 in August 2010, conducted by Land Survey Company, LLC.

•	Property aerial surveys in 2008 and 2011, conducted by Thomas R. Mann & Associates Inc.

•	A groundwater flow model completed by Intera Geosciences & Engineering, in September 2011. The most recent revision was August 2012.

•	A geotechnical survey conducted by Earthworks Engineering Group, LLC, in August and September 2011.

•	In November 2011, a core hole (S14-Jmw-CH-11) was drilled at the Section 16 proposed shaft location (1,586,542.7 N, 2,767,093.8 E). Core was tested at Advanced Terra Testing for numerous geotechnical properties and a geotechnical report was issued by URS in June 2012.

EXPLORATION POTENTIAL

A few wide-spaced holes in the central part of Section 16 contain mineralization in the A and B1 sands, above 0.1% U3O8 across a minimum thickness of six feet.

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Six mineralized intersections are located in the A sand, and appear to align along an approximate 100° azimuth trend, parallel to the A zone trend identified in the north part of Section 16. This includes 0.56% U3O8 over a 15 ft thickness, intersected by the recent RHR hole, S2-Jmw-CH-07. Although this is an isolated intersection in the central part of Section 16, potential for additional mineralization exists along the projected trend. Potential also exists eastward, where drill hole 16055 intersected 0.145% U3O8 over an 11 ft thickness.

Drill hole 16058 is another isolated hole in the central part of Section 16, which intersected 0.136% U3O8 over a 15 ft thickness in the B1 sand. Potential exists for additional mineralization east and west of this intersection, and parallel to the adjacent potential A zone trend. Available data from Section 17 (west of Section 16) and Section 15 (east of Section 16), indicate that this trend extends beyond Section 16 into each of these sections.

Based on maximum lengths and widths determined from existing A and B1 zone mineralization models, a tonnage factor of 15 ft3/st, and an average 6 ft thickness, total exploration potential is estimated at 600,000 tons to 800,000 tons at 0.30% U3O8 to 0.40% U3O8, containing approximately four million pounds U3O8. Exploration potential is located in Section 16 as presented in Figure 9-1.

The potential quantity and grade of the central part of Section 16 are conceptual in nature. There has been insufficient exploration to define a Mineral Resource, and it is uncertain if further exploration will result in the reclassification of the exploration target as a Mineral Resource.

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2762000
2764000
2766000
2768000
2770000
2772000
2774000
2776000
1594000
1592000
1590000
1588000
1586000
1584000
1582000
5
4
3
2
8
9
10
11
17
16
15
14
20
21
22
S2-Jmw-CH-07
(RHR Core Hole)
16058
16055
Borehole Location
Borehole mentioned in text
Zone of Exploration Potential
Roca Honda Resource Boundary
Section Line
Source: Roca Honda Resources, 2015.
Red outline denotes permit area
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
0 200 400 800 Meters
0 500 1,000 2,000 Feet
New Mexico
February 2015

Figure 9-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Exploration Potential

9-3

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10 DRILLING

Since completion of the 2012 Technical Report on the Roca Honda Project, McKinley County, State of New Mexico, U.S.A., no drilling has been conducted on the property. Drilling on the Roca Honda Project has been conducted in phases by Rare Metals, Kerr-McGee, Western Nuclear, and RHR from 1950 to 2011, and consists of 444 surface drill holes totalling 971,325 ft. A drill summarytable by section is included in Table 10-1. The drill hole location map is shown in Figure 10-1.

TABLE 10-1 SUMMARY OF DRILLING
Roca Honda Resources LLC – Roca Honda Project

Section	Year	Company	Number of Holes	Total Footage
9	1966	Kerr-McGee	2	3,730
	1967	Kerr-McGee	1	2,106
	1968	Kerr-McGee	1	1,760
	1970	Kerr-McGee	6	11,601
	1971	Kerr-McGee	3	6,634
	1972	Kerr-McGee	11	22,824
	1973	Kerr-McGee	71	144,530
	1974	Kerr-McGee	27	59,786
	1975	Kerr-McGee	18	37,684
	1977	Kerr-McGee	43	88,587
	1979	Kerr-McGee	1	2,018
	1980	Kerr-McGee	1	2,414
	1981	Kerr-McGee	1	2,200
	1982	Kerr-McGee	1	2,500
9 Total			187	388,374

10	1967	Kerr-McGee	2	4,850
	1971	Kerr-McGee	2	5,240
	1972	Kerr-McGee	1	2,421
	1974	Kerr-McGee	33	83,764
	1975	Kerr-McGee	22	60,027
	1976	Kerr-McGee	34	87,719
	1977	Kerr-McGee	74	188,030
	1979	Kerr-McGee	1	2,528
	1980	Kerr-McGee	1	2,522
	1981	Kerr-McGee	1	2,530
	1982	Kerr-McGee	1	2,200
	1983	Kerr-McGee	1	2,570
	1984	Kerr-McGee	1	2,557
	1985	Kerr-McGee	1	2,577
10 Total			175	449,535

16	1950	Rare Metals	13	Unknown
	1967	Western Nuclear	1	1,573
	1968	Western Nuclear	10	18,725
	1969	Western Nuclear	14	25,315
	1970	Western Nuclear	39	77,538
	2007	RHR	4	8,212
	2011	RHR	1	2,053
16 Total			82	133,416
Grand Total			444	971,325

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2762000
2764000
2766000
2768000
2770000
2772000
2774000
2776000
1594000
1592000
1590000
1588000
1586000
1584000
1582000
5
4
3
2
8
9
10
11
17
15
14
20
21
22
S14-Jmw-CH-11
S1a-Jmw-CH-07
S5-Kg-CH-10
S4-Jmw-CH-07
S2-Jmw-CH-07
S3-Jmw-CH-07
Roca Honda Drill Hole (Collar)
Borehole Location (Collar)
Roca Honda Resource Boundary
Section Line
Cibola National Forest

Source: Roca Honda Resources, 2015.

New Mexico
R09W
R08W
36
31
32
33
34
35
1
6
5
4
3
2
12
7
8
9
10
11
13
18
17
16
15
14
13
24
19
20
21
22
23
24

Red outline denotes permit area

State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83

0 200 400 600 Meters

0 500 1,000 2,000 Feet

Figure 10-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Drill Hole Location Map

February 2015

10-2

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RHR DRILLING

RHR drilled four pilot holes, on Section 16, of which three were completed as monitor wells totalling 8,050 ft for environmental baseline and monitoring purposes in Section 16 from June through November 2007. One drill hole was located outside of known mineralization and three holes were located within mineralized areas. Drill sites were also chosen based on proximity to existing roads in order to limit disturbance. Drilling was conducted by Stewart Brothers Drilling, based in Grants, New Mexico.

The entire thickness of the Westwater Sandstone, except for zones with no recovery, was cored in the pilot holes for these wells. The cores are PQ diameter (3.345 in.) and were taken principally for laboratory testing of hydraulic conductivity, effective porosity, density, and chemical analysis.

The four pilot holes were probed by Jet West Geophysical Services, LLC (Jet West), Farmington, New Mexico, for gamma, resistivity, deviation, standard potential, and temperature.

RHR has developed and implemented stringent standard operating procedures for lithologic logging of cuttings and core, and core handling (Strathmore 2008).

In November 2011, a core hole (S14-Jmw-CH-11) was drilled at the Section 16 shaft location (Figure 10-2). The hole was drilled to a depth of 2,053 ft. Core was tested at Advanced Terra Testing for numerous geotechnical properties and a geotechnical report was issued by URS in June 2012.

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S14-JMW-CH-11
FEET (Below Ground Surface)
0
33 ft
74 ft
331 ft
547 ft
615 ft
645 ft
661 ft
1546 ft
1655 ft
1668 ft
1726 ft
1810 ft
2014 ft
2100 ft
CRETACEOUS
JURASSIC
Recapture Member
Alluvium
Crevasse Canyon Formation
Dalton S.S. Member
Mulatto Tongue (Mancos)
Dilco Coal Member
Gallup Sandstone
Main Body
Pescado Tongue (Mancos)
Basal Member
Mancos Shale
Main Body
Twowells
Whitewater Arroyo Tongue
Dakota S.S.
Morrison Formation
Brushy Basin Member
Westwater Canyon Member
Recapture Member
Shale
Sandstone with Shale
Sandy Shale
Sandstone
Coal
Arkosic Sandstone

Figure 10-2

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

February 2015

Source: Roca Honda Resources, 2015.

10-4

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LITHOLOGIC LOGGING OF CUTTINGS AND CORE
The RHR logging procedure provides a uniform set of instructions on how to describe cuttings and core samples, establish accurate and consistent geologic descriptions, and ensure that proper steps, quality controls, and required documentation are performed. A systematic methodology for the description of lithology will ensure consistency in descriptions between individual loggers. The RHR Lead Geologist is responsible for implementing this procedure.

Drill hole cuttings are collected at regular intervals (typically five feet) during the drilling of a boring or well. Cuttings are collected by the driller or designate. A portion of the cuttings are set aside for logging in piles laid out from left to right, in groups of four piles, containing cuttings over a total of 20 ft. Each group of four piles is separated by a space then followed by another group of four piles. After a total of 20 piles have been completed, a new row of cuttings is started.

The field geologist logs the cuttings after they have been collected and enters the data on standard logging forms. The description of cuttings and core includes stratigraphic assignment, lithologic type, color, matrix composition, inclusion composition, texture, induration, alteration, presence of fractures, and other characteristics including any unusual conditions.

Rock Quality Designation (RQD) of core is included in the standard operating procedure and measured to provide information on the mass quality of the rock.

GAMMA LOGGING PROCEDURES AND VERIFICATION

RHR employed the services of Jet West Geophysical Services, LLC, headquartered in Farmington, New Mexico, for all gamma logging of its drill holes. Jet West used its own internal company procedures to calibrate and operate the gamma-ray probe, and provided a digital and graphic log of the readings for each drill hole. An RHR project geologist was onsite during these activities.

SURVEYS

RHR drill hole collar locations were surveyed in 2008 by Apogen Technologies R&D, based in Los Alamos, New Mexico, and resurveyed in 2010 by Land Surveying Company, LLC, based in Santa Fe, New Mexico. Both companies surveyed drill hole collars in State Plane coordinates, NAD 83, New Mexico Western Zone 3003.

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Jet West conducted downhole surveys using a deviation tool, which utilizes an accelerometer and magnetic compass to determine tool inclination and corrected direction from magnetic to true north. Downhole measurements were taken at 20 ft, 25 ft, or 50 ft spacing. Easting, northing, and elevation points were also computed for each azimuth and dip measurement. Jet West conducted periodic checks on the deviation tool for operational accuracy.

RECOVERY

When completing the four monitor well pilot holes on the Roca Honda property, RHR cored the Westwater Sandstone in each of the holes.

Core recovery measurements were taken following the core logging procedure and recorded on the lithologic log. Core recoveries within the RHR drill holes are as follows:

1.

S1-Jmw -CH-07: Over the interval from 1880 ft to 2,092 ft, core recovery varied locally from approximately 62% to 100% in the Jmw A sand exclusive of two intervals (1,909.4 ft to 1,916 ft and 2,005.6 ft to 2,007 ft) that had 0% recovery. Below the Jmw A, core recoveries in the A-B1 shale to Jmw B sand range from 77% to 100%.

2.

S2-Jmw -CH-07: Over the interval from 1,651 ft to 1,855 ft, core recoveries within the Jmw A sand varied from 55% to 97%, with 0% recovery from 1,743 ft to 1,756 ft, 1,774 ft to 1,778 ft, 1,809.9 ft to 1,814 ft, 1,818.5 ft to 1,834 ft, 1,835.1 ft to 1,836.5 ft, and 1,848 ft to 1,855 ft. Below the Jmw A sand, 0% to 50% recovery was recorded down to the B1- B2 shale.

3.

S3-Jmw -CH-07: Recoveries of 91% to 93% were recorded in the Jmw A sand and 98% to 100% below in the A-B1 shale and Jmw B2 sand. Recovery was not recorded below Jmw B2. No recovery of core from 1,840 ft to 1,942 ft.

4.

S4-Jmw -CH-07: Over the interval from 1,775 ft to 2,004.9 ft, no recovery from 1,812.0 ft to 1,825.0 ft, 1,860.0 ft to 1,861.0 ft, 1,886.3 ft to 1,902.5 ft, 1,921.7 ft to 1,922.5 ft, and 1,961.0 ft to 1,975.0 ft. Recoveries of 50% to 100% were recorded in the A-B1 shale to Jmw D sand. Jmw A sand was not recorded on the lithologic log.

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Pilot hole S1-Jmw-CH-07 was cored and chemically assayed, but due to hole stability issues a gamma-log was not run. S1a-Jmw-CH-07 was drilled approximately 30 ft from S1-Jmw-CH-07. Core was not retrieved, but a gamma-log of the mineralized zone was run. The purpose of drilling S1 and S-1a was to retrieve core and install a monitoring well. Issues encountered during the drilling of S-1 led to the decision to drill, log and install a well without coring S1a-Jmw-CH-07. Pilot holes S2-Jmw-CH-07, S3-Jmw-CH-07, and S4-Jmw-CH-07 were cored. Chemical assays were conducted for all mineralized zone core.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

HISTORIC SAMPLING METHODS

GAMMA-RAY LOGS
All mineralized intercepts used for historical resource estimates were calculated by Kerr-McGee from gamma-ray logs probed for each drill hole. Each log consists of gamma-ray, resistivity, and spontaneous-potential curves plotted by depth. The resistivity and spontaneous-potential curves provide bed boundaries and are mainly used for correlation of sandstone units and mineralized zones between drill holes (Figure 11-1).

The equivalent U3O8 (eU3O8) content was calculated by Kerr-McGee following the industry-standard method developed originally by the U.S. Atomic Energy Commission (Kerr-McGee manual, undated). For mineralized zones greater than two feet thick, an upper and lower boundary was initially determined by choosing a point approximately one-half of the height from background to peak of the anomaly. The counts per second (cps) were determined for each one-foot interval and then divided by the number of intervals to calculate an average cps for the anomaly. The counts per second (cps) were converted to percent eU3O8 using the appropriate Kerr-McGee charts for the specific logging unit used.

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SW
NE
Dakota Sandstone
SP
Gamma
Resistivity
Brushy Basin
A Sand
Westwater
B1 Sand
B2 Sand
2.1' - 0.73%
3.1' - 0.78%
5.9' - 0.44%
C Sand
17.2' - 0.18%
D Sand
Recapture
9-13-8-133
10-13-8-141

Figure 11-1

Energy Fuels Resources (USA) Inc.

Typical Historical Kerr-McGee Gamma-Ray Logs

February 2015 Source: Roca Honda Resources, 2011.

11-2

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DISEQUILIBRIUM
Uranium grade is determined radiometrically by measuring the radioactivity levels of certain daughter products formed during radioactive decay of uranium atoms. Most of the gamma radiation emitted by nuclides in the uranium decay series is not from uranium, but from daughters in the series.

Where daughter products are in equilibrium with the parent uranium atoms, the gamma-ray logging method will provide an accurate measure of the amount of parent uranium that is present. A state of disequilibrium may exist where uranium has been remobilized and daughter products remain after the uranium has been depleted, or where uranium occurs and no daughter products are present. Where disequilibrium exists, the amount of parent uranium present can be either underestimated or overestimated. It is important to obtain representative samples of the uranium mineralization to confirm the radiometric estimate by chemical methods.

Core is sampled over mineralized intervals as determined by a hand-held Geiger counter or scintillometer to define mineralized boundaries. Core intervals are split and sampled. Each sample is crushed and pulverized, and then two, separate assays are made of the same pulps; a scaler-radiometric or closed can radiometric log and a chemical assay. The disequilibrium factor is the ratio of the actual amount of uranium (measured by chemical assay) to the calculated amount (based on the gamma-ray activity of daughters). If the quantities are equal, there is no disequilibrium. If the ratio is less than one, some uranium has been lost and the calculated values are overestimating the quantity of uranium.

The degree of disequilibrium will vary with the mineralogy of the radioactive elements and their surroundings (which may create a reducing or oxidizing environment), climate, topography, and surface hydrology.

The sample volume will also affect the determination of disequilibrium, as a small core sample is more likely to show extreme disequilibrium than a larger bulk sample. In some cases, the parents and daughters may have moved apart over the length of a sample, but not over a larger scale, such as the mineralized interval.

Generally, checks are made for disequilibrium when drilled resources reach approximately 100,000 lb to 500,000 lb of contained U3O8 (Fitch 1990). In new areas, disequilibrium is checked after the first few core holes. For large uranium producers with years of operating experience in well-known districts, such as Ambrosia Lake subdistrict, and with extensions on-trend with mined deposits, it was common to drill out most of the resources and obtain several core hole intercepts of selected mineralized zones for logging, assaying and metallurgical checks prior to large capital expenditures such as shaft-sinking and underground development.

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Analysis of chemical equilibrium of uranium for the Grants Mineral Belt indicates that various relationships are present. In most areas and deposits, uranium is in equilibrium, or is slightly enriched relative to gamma determinations (chemU3O8>eU3O8).

There is no report of core holes or core assays for the drilling performed by Kerr-McGee on Sections 9 and 10. Western Nuclear reports cored intervals on Section 16 for Hole 68 and Hole 69; however, no logging and/or assay data are available (Fitch 2010).

Based on Kerr-McGee’s extensive operating experience in the Ambrosia Lake sub district of the Grants Mineral Belt there were no historical concerns regarding disequilibrium for gamma-ray results (Fitch 2010). Additionally, RHR core showed no major negative disequilibrium. Therefore, based on this information, no disequilibrium factor has been applied to the Roca Honda eU3O8 gamma logs and/or assays.

RHR has results of analyses of chemical equilibrium from four samples from three core holes (totalling 17 ft of mineralized core) located in Section 16. Results indicate positive average equilibrium (chemU3O8/eU3O8) for the four samples.

Based on a review of available reports describing the state of chemical equilibrium for uranium in the vicinity of the Roca Honda deposit and in similar deposits with primary-type uranium mineralization, RPA considers it probable that the Roca Honda deposit taken as a whole, will have an average state of equilibrium that is slightly favorable with regard to chemical uranium versus eU3O8.

RPA is of the opinion that there is a low risk of negative equilibrium (chemical uranium lower than radiometrically determined uranium) in the Roca Honda deposit. Additional sampling and analyses are recommended to supplement results of the limited disequilibrium testing conducted by RHR.

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RHR SAMPLING

RHR completed four pilot holes in 2007 and one geotechnical hole in 2011 (not included in resource database, because it was completed after the resource computation) as discussed in detail in Section 10 Drilling. Most of the Westwater Sandstone was cored at PQ diameter (3 9/32 in.) and collected for laboratory testing of hydraulic conductivity, effective porosity, density and chemical analysis.

RHR developed stringent in-house standard operating procedures for core handling (including collecting, sampling, processing, and archiving core), and decontamination of small equipment used for sampling. The following sections summarize RHR’s standard operating procedures.

RHR CORE SAMPLING PROCEDURE
The standard operating procedures provide guidance for proper and consistent core collection practices, and to ensure that proper core handling procedures, quality control, and required documentation are undertaken. The RHR Lead Geologist was responsible for implementing the core handling and sampling procedures.

The RHR field geologist was responsible for ensuring that all standard operating procedures were conducted in accordance with Strathmore standards, under the direction of the RHR Lead Geologist.

The field geologist observed the core from the time it was pulled from the hole until it was transported to a locked storage facility adjoining RHR’s Grant, New Mexico geology office.

Core intervals selected for sampling were split in half lengthwise with a hydraulic splitter. One half was sent for analysis, with the other half logged and archived with the remaining core. Core samples were inserted into sample bags labelled with the well identification, core run number, date, and core interval. Core intervals sampled for laboratory analysis were sealed to preserve the natural state of the core.

A sample block is placed in the location of the sampled core and labelled with the boring or well identification, date, depth intervals, sample identification, sample type, and the name of the individual or organization receiving the sample.

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Each core box is photographed using a digital camera and includes a color bar, scale and label containing the borehole designation, box number, box interval, and the date of the photograph. All photography logs and photographs are archived by RHR.

Core Box and Custody Record Forms are completed before the core box is closed and sealed.

All records and forms are reviewed by the field geologist for accuracy and completeness.

RHR GAMMA-RAY RESULTS
Pilot hole S1-Jmw-CH-07 was cored and assayed, but it was not possible to run a gamma-log. Pilot hole S1a--Jmw-CH-07 was drilled approximately 30 ft from S1-Jmw-CH-07, but was not cored. Pilot holes S2-Jmw-CH-07, S3-Jmw-CH-07, and S4-Jmw-CH-07 were cored.

The gamma-ray probe intercepted zones of moderate to significant uranium mineralization in S1a-Jmw-CH-07, S2-Jmw-CH-07, and S3-Jmw-CH-07 as presented in Table 11-1.

TABLE 11-1 RHR GAMMA-RAY RESULTS
Roca Honda Resources LLC – Roca Honda Project

	Total	From	To		Thickness	Lithology
Drill Hole	Depth (ft)	(ft)	(ft)	%eU3O8	(ft)	Unit
S1a-Jmw-CH-	2108
07		1,904.3	1,910.8	0.37	6.5	Jmw A

		1,953.8	1,957.3	0.48	3.5	Jmw B1/ B1-
						B2 Shale
		1,971.5	1,981.0	0.16	9.5	Jmw B2
S2-Jmw-CH-	2020
07		1,731.0	1,734.0	0.61	3.0	Jmw A

		1,748.0	1,757.0	0.56	9.0	Jmw A
		1,792.0	1,793.5	0.20	1.5	Jmw B1
S3-Jmw-CH-	2073
07		1,942.5	1,944.5	0.07	2.0	B1-B2 Shale

   Note:

1.	Jmw = Jurassic Morrison Formation

RHR CORE SAMPLING RESULTS

RHR has completed four pilot holes for monitor wells and cored the Westwater Sandstone in each of the holes. The cored intervals are listed in Section 10 Drilling under Recovery. RHR also completed a geotechnical hole in 2011 that is not included in the resource data base.

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Selected intervals of core were split and sampled for multi-element chemical analysis (uranium, vanadium, organic carbon) by inductively coupled plasma mass spectrometry (ICP-MS) and atomic emission spectrometry (ICP-AES) or for hydrologic studies. Chemical analyses were performed by Energy Laboratories, Inc. (ELI), Casper, Wyoming, by ICP-MS and ICP-AES methods, and by The Mineral Lab, Inc., Lakewood, Colorado, using X-ray fluorescence methods (XRF). Uranium is reported as U (ppm), and converted to % U3O8 (ppm U* 1.17924/10,000) .

Additional sampling continued in 2008. Samples were taken adjacent to the 2007 core samples. Chemical analyses results from the 2007 and 2008 sampling programs are listed in Table 11-2.

Closed can analyses were also conducted on samples for comparison with ICP and XRF results. The closed can method involves calculating the “radiometric assay” of the sample by determining the amount of gamma radiation given off by the daughter products of natural uranium radioactive decay. The difference between the “radiometric assay” and the chemical assay determined using ICP and XRF is what is referred to as disequilibrium.

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TABLE 11-2 CORE SAMPLE RESULTS
Roca Honda Resources LLC – Roca Honda Project

		Interval (ft)		ICP	XRF	Closed Can	Equilibrium		Total
									Organic
				U3O8%	U3O8%	U3O8%	ICP/Closed	XRF/Closed	Carbon
Hole ID	Sample ID	From	To	(calculated)	(calculated)	(calculated)	Can (%)	Can (%)	(TOC, %)
	RH07-0017	1919.10	1919.90
	RH07-0018	1947.50	1948.40
	RH07-0019	2089.30	2090.40
	RH07-0020	1884.00	1885.00	0.0001	0.0024				0.3
	RH07-0021	1896.00	1897.00	1.2028	0.9434				2.1
	RH07-0022a	1895.00	1905.00	0.6792	0.5896	0.647	105.0%	91.1%	1.8
S1a-	RH07-0022b	1895.00	1905.00	0.6780	0.5896	0.654	103.7%	90.2%	1.8
Jmw-	RH07-0023	1918.30	1919.10	0.0067	0.0050				0.3
CH-	RH07-0024	1948.40	1949.50	0.0054	0.0090				0.4
07	RH07-0025	1981.00	1982.00	0.0016	0.0041				0.2
	RH07-0026	1983.50	1984.50	1.0247	1.4150	0.595	172.2%	237.8%	1.4
	RH07-0027	2047.00	2048.00	0.0020	0.0019				0.4
	RH07-0028	2090.40	2091.40	0.0007	0.0025				0.2
	RH07-0029	1925.50	1926.20	0.0015	0.0050				0.2
	RH07-0030	1958.50	1959.00	0.0002	0.0046				0.3
	RH07-0031	2013.50	2014.00	0.0014	0.0045				0.3

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Table 11-2 Cont’d

		Interval (ft)		ICP	XRF	Closed Can	Equilibrium		Total
									Organic
				U3O8%	U3O8%	U3O8%	ICP/Closed	XRF/Closed	Carbon
Hole ID	Sample ID	From	To	(calculated)	(calculated)	(calculated)	Can (%)	Can (%)	(TOC, %)
	RH07-0009	1762.00	1762.75
	RH07-0010	1801.00	1802.00
	RH08-0008	1734.80	1734.90	0.0088
	RH08-0009	1735.30	1735.40	0.0292
	RH07-0011	1735.80	1736.80	0.3762	0.4599				0.3
	RH08-0010	1737.30	1737.40	0.4493
	RH08-0011	1737.80	1737.90	0.0973
S2-	RH08-0012	1738.30	1738.40	0.0075
Jmw-	RH08-0013	1738.80	1738.90	0.0077
CH-	RH07-0012	1759.00	1761.00	1.1910	1.5330				0.7
07	RH08-0014	1761.40	1761.50	0.7464
	RH08-0015	1761.90	1762.00	1.0047
	RH08-0016	1796.50	1796.60	0.0054
	RH08-0017	1797.00	1797.10	0.0057
	RH08-0018	1797.50	1797.60	0.0010
	RH07-0013	1798.00	1799.30	0.1863	0.2476				0.2
	RH08-0019	1799.50	1799.60	0.0028
	RH07-0034a	1756.00	1761.00	0.6745	0.8254	0.583	115.7%	141.6%	1.2
	RH07-0034b	1756.00	1761.00	0.7052	0.8254	0.702	100.5%	117.6%	1.2

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Table 11-2 Cont’d

		Interval (ft)		ICP	XRF	Closed Can	Equilibrium		Total
Hole ID	Sample ID								Organic
				U3O8%	U3O8%	U3O8%	ICP/Closed	XRF/Closed	Carbon
		From	To	(calculated)	(calculated)	(calculated)	Can (%)	Can (%)	(TOC, %)
	RH07-0014	1872.60	1873.70
	RH07-0015	1928.30	1929.30
	RH07-0016	2025.40	2026.30
	RH08-0020	1916.00	1916.10	0.0039
	RH08-0021	1916.50	1916.60	0.0053
	RH08-0022	1917.00	1917.10	0.0046
	RH08-0023	1917.50	1917.60	0.0058
	RH08-0024	1918.00	1918.10	0.0074
	RH08-0025	1918.50	1918.60	0.0068
	RH08-0026	1919.00	1919.10	0.0125
	RH08-0027	1919.50	1919.60	0.0111
S3-	RH08-0028	1920.00	1920.10	0.0084
Jmw-	RH07-0032	1920.50	1921.50	0.0798	0.0909	0.0369	216.3%	246.4%	0.4
CH-	RH08-0029	1922.00	1922.10	0.0288
07	RH08-0030	1922.50	1922.60	0.0300
	RHO8-0031	1923.00	1923.10	0.0179
	RH08-0032	1923.50	1923.60	0.0180
	RH08-0033	1924.00	1924.10	0.0222
	RH08-0034	1924.50	1924.60	0.0131
	RH08-0035	1925.00	1925.10	0.0136
	RH08-0036	1925.50	1925.60	0.0132
	RH08-0037	1926.00	1926.10	0.0182
	RH08-0038	1926.50	1926.60	0.0137
	RH08-0039	1927.00	1927.10	0.0099
	RH08-0040	1927.50	1927.60	0.0037
	RH08-0041	1936.50	1936.60

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Table 11-2 Cont’d

		Interval (ft)		ICP	XRF	Closed Can	Equilibrium		Total
Hole ID	Sample ID								Organic
				U3O8%	U3O8%	U3O8%	ICP/Closed	XRF/Closed	Carbon
		From	To	(calculated)	(calculated)	(calculated)	Can (%)	Can (%)	(TOC, %)
	RH08-0042	1937.00	1937.10	0.0006
	RH08-0043	1937.50	1937.60
S3-	RH08-0044	1938.00	1938.10	0.0010
Jmw-	RH08-0045	1938.50	1938.60	0.0015
CH-	RH08-0046	1939.00	1939.10	0.0017
07	RH08-0047	1939.50	1939.60	0.0044
	RH08-0048	1940.00	1940.10	0.0037
	RH08-0049	1940.50	1940.60	0.0033
	RH07-0033	1941.00	1942.00	0.0238	0.0282				0.4
	RH07-0001	1808.90	1809.70
	RH07-0002	1840.00	1841.00
S4-	RH07-0003	1871.00	1872.00
Jmw-	RH07-0004	1958.25	1959.10
CH-	RH07-0005	1787.20	1788.00	0.0013					0
07	RH07-0006	1807.20	1805.50	0.0002					0.2
	RH07-0007	1847.60	1848.80	0.0001					0
	RH07-0008	1882.90	1884.30	0.0001					0

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Strathmore’s quality assurance and quality control (QA/QC) officer visited the ELI facility in Casper, Wyoming, on March 4 and 5, 2009. The audit was conducted to evaluate the laboratory’s compliance with the ELI Quality Assurance Program Manual. No concerns were noted during the visit.

SAMPLE PREPARATION, ANALYSES AND SECURITY
RHR implemented and followed strict standard operating procedures as documented in Standard Operation Procedure 006 “Sample handling, packaging, shipping, and chain of custody” (2008). The Standard Operating Procedure (SOP) outlines the preparation of environmental and waste characterization samples for shipment to the off-site analytical laboratory, and the chain of custody procedures to follow from the sample collection stage to the entry of results into the RHR database.

An RHR or contract geologist monitored removal of core from the core barrel to transportation of core to the locked storage facility adjoining RHR’s Grants geology office. Sampling was done at this facility. All logging, sampling, and handling of core was supervised by the RHR Senior Development Geologist, and performed by RHR contract geologists.

All samples were collected, packaged, sealed, and labelled according to the SOP. All sample containers used for transport were checked for the existence of external contamination. If contamination was identified, the container was decontaminated in accordance with the applicable SOP.

All samples were packaged so as to minimize the possibility of breakage during shipment. The shipping package was sealed with tape or locked, so that tampering could be readily detected.

Prior to transporting the samples to the analytical laboratory for analysis, the field geologist checked each sample for proper containment, preservatives, if required, and labels, and verified that the correct information was recorded on the Chain of Custody (COC) form and seals. If discrepancies were noted, the sample documentation was corrected. Samples were then packaged and shipped to the designated analytical laboratories. All sample information was recorded in a sample logbook, including date and time of sample collection, sampler name, sample location and depth interval, sample number, sample type, and observations during sampling (e.g., temperature, wind).

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The sampler attached a unique sample label to each sample with the date and time of sample collection, sample location and depth interval, sample number and sample type.

A COC/analytical request form was completed and accompanied all sample shipments from the field to the laboratory. Samples were shipped via a commercial carrier or transported to the analytical laboratory under COC.

Upon receipt of samples, laboratory personnel confirmed that the contents of the shipment were accurately recorded by the COC, and signed and dated the COC, indicating receipt of the samples. After the samples have been verified with the COC documentation, custody of the samples was relinquished to the laboratory personnel.

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12 DATA VERIFICATION

HISTORIC QUALITY ASSURANCE AND QUALITY CONTROL

The following summary is taken largely from Fitch (2010).

Gamma-ray logs were run by Kerr-McGee and Century Geophysical for Sections 9 and 10 and by Geoscience Associates logging trucks and Century Geophysical for Section 16. The radiometric probe method of (gamma log) analysis provides a continuous record of mineralization with depth. The probe is calibrated with a known radioactive source, is lowered to the bottom of the drill hole, and processes and records a continuous gamma-log while being lifted up the hole. When a mineralized interval is encountered, the probe is pulled up through the zone to determine the upper limit, lowered again, and the mineralized zone is run a second time at a less sensitive scale to better fit the plot on the log paper. All information of the second run is recorded on the log for later computation of grade.

Each logging truck periodically made logging runs of the Atomic Energy Commission (AEC) test pit, a set of shallow holes with known concentrations and thickness of uranium. In addition to the gamma log, plots are made of the resistivity and spontaneous-potential (SP). The resistivity and SP generate a continuous strip chart of the lithologies as the probe is lifted up the drill holes. The log plot records gamma anomalies correlated to specific footages and lithologic units directly at the source, so there is no possibility of later mix-up of data.

The probe calibration procedure with the AEC test pit is the standard by which the uranium industry operated. The test pits were designed with similar grade and uranium mineralization common to the Grants Mineral Belt.

RHR QUALITY ASSURANCE AND QUALITY CONTROL

Quality assurance (QA) consists of evidence to demonstrate that the gamma logging and assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used in order to have confidence in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical) precision (repeatability) and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

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The four RHR pilot holes and the geotechnical hole were probed by Jet West Geophysical Services, LLC (Jet West), Farmington, New Mexico. Jet West maintains a policy of regularly calibrating gamma-ray probes to determine instrument k-factor, using the five calibration pits (cased holes) in Grand Junction, owned by the U.S. Department of Energy and maintained by Stoller Corporation (Jet West, 2007). Jet West provides a digital and graphic log with counts per second (cps) as well as %eU3O8 computed by the k-factor and other recorded calibration factors.

The QA/QC procedures undertaken by Jet West for geophysical logging of holes have been reviewed by RPA and meet industry best practices.

All sample preparation, ICP-MS, ICP-AES and radiometric analysis of the core samples was performed by ELI, Casper, Wyoming. All analysis was performed in compliance with National Environmental Laboratory Accreditation Conference (NELAC) and ELI is certified in the NELAC program. Further, ELI practices rigorous internal Chain of Custody and QA/QC processes (www.energylab.com).

RHR did not submit blanks or standard reference samples. All QA/QC work was completed internally by the respective third party laboratories.

Duplicate samples were submitted for analysis in 2007 and are listed in Table 11-2. Two duplicate samples are insufficient to make statistical comparisons; however, the duplicate ICP sample results are within 4% of the original results and considered acceptable.

RPA recommends implementing a QA/QC protocol for sample analysis that includes the regular submission of blanks and standards for future drill programs.

RPA is of the opinion that the QA/QC procedures undertaken to date support the integrity of the database used for Mineral Resource estimation.

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DATA VERIFICATION 2004 TO 2008

All original data including drill hole maps, gamma-ray logs, resource estimations and other information originated from Kerr-McGee and Rio Algom, the successor for Sections 9 and 10, and Western Nuclear for Section 16. These data were provided to Strathmore as part of the acquisition of the Roca Honda property.

Fitch conducted a detailed review of the extensive files in Strathmore’s warehouse in Riverton, Wyoming,from October14 to 15, 2004, and visited the property on October 16, 2004 (Fitch 2008). Over 300 boxes, file cabinets, and map files covering the Roca Honda property as well as other projects were available for review. The files were generally complete and contained original data consisting of gamma-ray logs, mini logs, drill hole summaries, resource estimation sheets, copies of drill hole maps, “mine estimation” maps, reports of mine plan, survey documents, logging truck calibration records, and a few representative cross-sections. During the site visit, a number of drill hole locations, claim posts, and the US Mineral Survey monuments for MS2292 were examined.

A detailed review of Section 16 data continued in February and March 2006. This included drill hole maps by Rare Metals, Western Nuclear, and Kerr-McGee, reduced gamma-ray logs (scale of 1 in = 50 ft), drill data summary sheets with depths, thickness, grade and horizon of uranium mineralization, drift survey results and color of host rock. The dataset also included a set of drill hole data sheets prepared by Kerr-McGee for Section 16 that summarized the mineralized intercepts by drill hole, together with a rough calculation of “ore reserves” with the initials “JWS” and dated 9-25-79. These notes did not have supportive maps with block outlines and may have been preliminary evaluation notes.

Items not recovered for review, but listed in the data list, are mylar cross-sections, lithological logs, and AEC test pit logging files, which are stored at RHR field offices.

Fitch conducted a site visit from November 18 to 19, 2007, to examine core from the pilot holes and review additional files, maps, and data in the field and in the RHR regional office in Santa Fe, New Mexico. Several mineralized intervals of core from RHR holes drilled in 2007 were examined by Fitch, who concluded that there was no apparent contamination or disturbance of core.

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Additional analytical data for the RHR pilot holes drilled on Section 16 were received and reviewed on February 2008.

Fitch concluded that the data collected by Kerr-McGee and Western Nuclear was of high quality and prepared in a reliable manner.

RPA DATA VERIFICATION 2010 TO 2011

RPA visited the Strathmore office in Riverton, Wyoming, from March 1 to 5, 2010. During the visit, RPA reviewed historic plans and sections, geological reports, historic and recent drill hole logs, digital drill hole database, historic drill hole summary radiometric logs and survey records, property boundary surveys, and previous resource estimates for the Project. Discussions were also held with Strathmore personnel involved in the Project.

The RPA data review included a discussion between RPA and David Fitch, author of the 2006, 2008, and 2010 NI 43-101 Technical Reports.

Patti Nakai-Lajoie, Principal Geologist with RPA and an independent QP, visited the Roca Honda property, the Grants office, and the Santa Fe office in May 2011. During the visit, she examined plans and sections, reviewed core logging and sampling procedures, and checked a few property boundary markers and drill hole collar locations. As part of the data verification process, RPA independently measured counts per second (cps) of selected drill core samples using a hand held scintillometer, and checked a few drill hole collars and section boundaries on the property using a hand held GPS. Results are presented in Tables 12-1 and 12-2. A few independent checks are insufficient to make statistical comparisons; however, RPA’s checks confirm the RHR drill hole locations and presence of uranium mineralization.

No significant discrepancies were identified during the verification process or the independent field data verification.

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TABLE 12-1 INDEPENDENT SURVEY CHECK
Roca Honda Resources LLC – Roca Honda Project

		UTM NAD 83		TRMann State		TRMann State
Surveyed	Location	(RPA GPS)		Plane (RPA GPS)		Plane (RHR)
Point		Easting	Northing	Easting	Northing	Easting	Northing
Hole 16011	Section 16	256,220	3,916,432	2,769,084	1,587,580	2,769,092	1,587,588
Hole 16040	Section 16	256,272	3,916,432	2,769,255	1,587,585	2,769,267	1,587,572
Section corner	Section 9 SE corner	256,367	3,916,566	2,769,554	1,588,034	2,769,553	1,588,037
Hole 10096	Section 10	257,518	3,917,310	2,773,259	1,590,582	2,773,263	1,590,582
Claim corner	303, 330, 304, 331	257,571	3,917,021	2,773,460	1,589,639	2773,452	1,589,642

TABLE 12-2 INDEPENDENT CORE GAMMA-RAY CHECK
Roca Honda Resources LLC – Roca Honda Project

Hole	From (ft)	To (ft)	CPS (RHR)	CPS (RPA check)
S2-Jmw-CH-07	1,758.0	1,758.3	100	60
S1-Jmw-CH -07	1,898.0	1,898.3	210 – 220	111
S1-Jmw-CH -07	1,898.0	1,901.0	110 - 220	105 – 162
S1-Jmw-CH -07	1,901.0	1,905.0	85 - 220	25 - 109

RHR DATABASE REVISIONS

All Kerr-McGee drill hole collar locations were originally surveyed in a historic local grid coordinate system.In 2008, Thomas R. Mann and Associates (TRMann) surveyed the Roca Honda property, which included a limited ground survey of control points and an aerial survey, which produced aerial imagery and surface contours. All surface data were converted into the TRMann coordinate system, which is a modified NAD 83 State Plane New Mexico Western Zone system (Surveying Control Inc., 2008).

Available historic records for Section 16 contained discrepancies or had data missing for drill hole collar locations. RHR reviewed all database records and historic aerial photographs from 1978 and determined an appropriate location for each collar. Some Section 16 holes had recorded “no drift” records and were therefore assigned no drift in the RHR database.

Some holes were removed from the RHR digital database as the drill hole records were determined to be unreliable, either due to missing survey data or missing geophysical log.

In August 2010, a resurvey of the property was conducted by Land Survey Company LLC, to collect data on the Section corners, mineral surveys, Section 11 drill hole collars, and RHR wells.

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All section corners and mineral survey markers that were located in the field and determined to be reliable, were surveyed. Section 11 collars marked either by a collar casing or drill hole cuttings were surveyed. RHR wells drilled in 2007 were resurveyed.

Eleven Section 16 collars, which were marked by wooden posts or pipes, were determined to be reliable and were surveyed. Collar locations for the remaining Section 16 holes were calculated based on the locations of the surveyed holes.

A detailed description of the 2010 field survey and resultant plan map are included in the memorandum titled “August 3 Field Survey” (Kapostasy 2010).

DATABASE VERIFICATION 2011
RPA checked the Vulcan digital drill hole database against available historic records, including Kerr-McGee drill hole summary sheets, drill hole plan maps, historic collar survey summaries, and gamma logs. Drill hole collar locations and downhole drift were checked for all holes drilled on Sections 9, 10, and 16. RPA checked approximately 10% of historic drill hole records for discrepancies in lithology and radiometric log records in the areas of the interpreted mineralized zones. Drill logs and associated data sheets also include K-factors, dead time, hole size, date drilled, and date logged.

RPA did not encounter any significant discrepancies with the Sections 9 and 10 drill holes in the vicinity of modelled mineralized zones.

RPA reviewed the revised Section 16 collar locations and is of the opinion that the surveyed drill locations are accurate. The remaining locations were located based on an origin calculated using the surveyed holes and coordinates given by Western Nuclear. These locations have a small level of uncertainty associated with them as the origin used is an average and has an error of ± 3 ft. RPA believes that this uncertainty is insignificant and does not affect the calculated resource.

RPA recommends removing the Section 16 drill holes with no recorded drift, from the drill hole database in the future. Drill holes in Sections 9 and 10 with no recorded drift were removed from the database, and it is unlikely that the Section 16 holes would not deviate. Only a few Section 16 holes have no recorded drift, and they are located away from mineralized models, so they do not have an impact on the current resource model.

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No significant discrepancies were identified with the lithology and assay data in the Section 16 drill holes.

RPA also checked the 2007 RHR drill hole data in the digital database against original records. No significant discrepancies were encountered. The 2011 geotechnical hole is accurately located.

Downhole gamma-ray, self-potential (SP), and resistivity logs generated on the RHR drill holes were analyzed by RHR for lithology and uranium grades. Interpreted lithology and measured uranium grades were entered and compiled with all historic drill holes in MS Excel spreadsheets, and later imported into a Vulcan database. RHR geologists also recorded detailed descriptions of logged lithology based on visual inspection of recovered core; however, this information was not entered into the database and was used for comparative purposes.

RPA reviewed the conversion of drill hole collar coordinates from historic to TRMann coordinates. No significant discrepancies were identified.

Descriptions of recent drilling programs, logging and sampling procedures have been well documented by RHR. No significant discrepancies were identified.

In 2012 RPA reviewed RHR original lithology logs, gamma-ray, SP, and resistivity logs. All data corresponded with respect to lithology intervals and %U3O8 grades and disequilibrium analysis, as presented in Tables 12-3 and 12-4. A detail description of the lithology can be found in Section 7, Figure 7-5. The data presented in both tables includes a comparison between two different holes, S1-Jmw-CH-007 and S1a-Jmw-CH-007, drilled 30 ft apart.

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TABLE 12-3 GAMMA LOG VS. CORE LITHOLOGY
Roca Honda Resources LLC - Roca Honda Project

	Vulcan Database			Core Lithology Logs
	(from gamma-ray logs)
		To			To
	From (ft)		Lithology	From (ft)		Lithology
Drill Hole		(ft)			(ft)
	1,904.0	1,927.0	A	1,896.0	1,924.5	A
	1,927.0	1,940.0	Aob	1,924.5	1,943.1	Aob
	1,940.0	1,957.0	B1	1,943.1	1,956.4	B1
S1-Jmw -CH-07	1,957.0	1,968.0	B1ob	1,956.4	1,964.0	B1ob
(Compared to S1a-	1,968.0	1,997.0	B2	1,964.0	2,004.0	B2
Jmw -CH- 07)
	1,997.0	2,016.0	B2ob	2,004.0	2,018.6	B2ob
	2,016.0	2,064.0	C	2,018.6	2,078.9	C
	2,064.0	2,070.0	Cob	2,078.9	2,086.3	Cob
	2,070.0	2,084.0	D	2,086.3	N/A	D
	1,731.0	1,760.0	A	1,728.0	1,757.0	A
	1,760.0	1,792.0	Aob	1,757.0	1,789.0	Aob
	1,792.0	1,825.0	B1	1,789.0	N/A	B1
	1,825.0	1,830.0	B1ob			B1ob
S2-Jmw -CH-07	1,830.0	1,844.0	B2	N/A	1,841.0	B2
	1,844.0	1,865.0	B2ob	1,841.0		B2ob
	1,865.0	1,894.0	C			C
	1,894.0	1,896.0	Cob			Cob
	1,896.0	1,910.0	D			D
	1,862.0	1,885.0	A	1,858.7	1,881.7	A
	1,885.0	1,915.0	Aob	1,881.7	1,911.7	Aob
	1,915.0	1,942.0	B1	1,910.4	1,938.6	B1
	1,942.0	1,962.0	B1ob	1,938.6	N/A	B1ob
S3-Jmw -CH-07	1,962.0	1,970.0	B2			B2
	1,970.0	1,976.0	B2ob			B2ob
	1,976.0	2,014.0	C			C
	2,014.0	2,016.0	Cob			Cob
	2,016.0	2,022.0	D			D
	1,708.0	1,752.0	A			A
	1,752.0	1,779.0	Aob			Aob
	1,779.0	1,794.0	B1	1,779.0	1,796.0	B1
	1,794.0	1,796.0	B1ob	1,796.0	1,796.5	B1ob
S4-Jmw -CH-07	1,796.0	1,812.0	B2	1,796.5	1,816.3	B2
	1,812.0	1,832.0	B2ob	1,816.3	1,841.3	B2ob
	1,832.0	1,898.0	C	1,841.3	1,898.0	C
	1,898.0	1,932.0	Cob	1,898.0	1,932.0	Cob
	1,932.0	1,948.0	D	1,932.0	1,953.0	D

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TABLE 12-4 GAMMA LOG VS. CORE SAMPLE ANALYSES
Roca Honda Resources LLC - Roca Honda Project

	Vulcan Database			Core Lithology Logs
	(from gamma-ray logs)
			%U3O8
		To	(gamma-	From	To	%U3O8
Drill Hole	From (ft)	(ft)	ray)	(ft)	(ft)	(calc from ICP)
S1a-Jmw-CH-007/S1-				1,884.0	1,885.0	0.000130
Jmw-Ch-007[1]				1,896.0	1,897.0	1.203
	1,904.3	1,910.8	0.37	1,895.0	1,905.0	0.679
	1,910.8	1,915.8	0
	1,915.8	1,917.3	0.06
	1,917.3	1,953.8	0	1,918.3	1,919.1	0.007
				1,925.5	1,926.2	0.002
				1,948.4	1,949.5	0.005
	1,953.8	1,957.3	0.48
	1,957.3	1,971.5	0	1,958.5	1,959.0	0.000165
	1,971.5	1,981.0	0.16
	1,981.0	1,983.0	0	1,981.0	1,982.0	0.002
	1,983.0	1,984.5	0.08	1,983.5	1,984.5	1.025
	1,984.5	1,987.8	0
	1,987.8	1,989.8	0.06
	1,989.8	2,073.0	0	2,013.5	2,014.0	0.001
				2,047.0	2,048.0	0.002
	2,073.0	2,074.5	0.09
	2,074.5	2,108.0	0	2,090.4	2,091.4	0.001
S2-Jmw-CH -007	1,628.0	1,731.0	0
	1,731.0	1,734.0	0.16	1,731.0	1,732.0	0.376
	1,734.0	1,748.0	0
	1,748.0	1,757.0	0.56	1,750.0	1,755.0	0.675
	1,757.0	1,792.0	0	1,753.8	1,755.0	1.191
	1,792.0	1,793.5	0.2
	1,793.5	2,010.0	0	1,792.0	1,793.3	0.186
S3-Jmw-CH-007	1,795.0	1,925.5	0
	1,925.5	1,932.5	0.02	1,925.5	1,926.6	0.08
	1,932.5	1,942.5	0
	1,942.5	1,944.5	0.07	1,942.5	1,944.5	0.024
	1,944.5	2,068.0	0
S4-Jmw-CH-007	1,600.0	1,777.5	0
	1,777.5	1,781.5	0.02
	1,781.5	2,006.0	0	1,787.2	1,788.0	0.001
				1,807.2	1,808.5	0.000153
				1,847.6	1,848.8	0.0000708
				1,882.9	1,884.3	0.0000708

1 Gamma-ray results taken from S1-Jmw-CH-007, core samples taken from S1a-Jmw-CH-007

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K-FACTORS
RPA reviewed the logs and related information for ten drill holes to confirm the interpretation and calculation of grade and thickness recorded by RHR in the resource database. The review was limited by the availability of probe logs in the full size format, and only included holes from Section 10. The holes were drilled by Kerr-McGee over the period from 1958 to 1979. K-factors and the identification numbers of the units and probes used for surveying were recorded on the logs and drill summary reports. RHR provided k-factors with corresponding probe numbers from historic Kerr-McGee documents.

RPA did not identify any significant problems with the interpretations and calculations and is of the opinion that the historic k-factors are acceptable.

RPA is of the opinion that the database issues will not significantly impact on the current resource model, and that the database is valid and suitable to estimate Mineral Resources at the Roca Honda Project.

CONTINUITY OF MINERALIZATION
RPA conducted a preliminary review of grade continuity for each mineralized sandstone unit. Results indicate continuity of mineralization within each sandstone unit in both plan and section in elongate tabular or irregular shapes. Mineralization also occurs in various horizons within the sandstone units. Based on a minimum cut-off of 0.1% U and six foot thickness, in general for each mineralized sandstone unit (A, B1, B2, C, and D), 3% of the mineralization is located adjacent to the upper sandstone boundary, 83% is located within the unit, and 14% is located adjacent to the lower boundary. Although the majority of this high grade mineralization is located mid unit, continuity is variable perhaps due to local controlling sedimentary features or structures. This will affect the interpretation of continuity between holes.

Mineralization intersected in recent RHR holes aligns with and confirms mineralization trends based on historic holes. In addition, recent holes barren of mineralization are located in areas of barren historic holes. Grades intersected in recent holes are comparable to, or are higher than, grades in adjacent mineralized historic holes. Although this comparison is limited to areas local to recent drilling, it provides additional support for the use of historic holes for resource estimation.

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RPA is of the opinion that although continuity of mineralization is variable, drilling confirms that local continuity exists within individual sandstone units.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

There is no metallurgical testing or operational experience that is specific to the Roca Honda Project, however, the nature of the Grants Mineral Belt is that the Westwater Canyon uranium mineralized sand zones occur, more or less, throughout the Ambrosia Lake District, and have yielded millions of pounds that were locally milled using conventional uranium leaching technology in the past. For this reason, one can draw some preliminary conclusions regarding recovery at Roca Honda.

The district’s previous production and milling experience was incorporated into the milling assumptions for Roca Honda.

MINERALIZED SAND ZONES

There are four mineralized sand zones on the Roca Honda property: A, B, C, and D. Table 13-1 presents the overall expected metallurgical recovery for the four mineralized domains. The expected metallurgical recovery presented below is +/- 1% of the initial 95% overall recovery calculation.

TABLE 13-1 METALLURGICAL RECOVERY BY ZONE
Roca Honda Resources LLC - Roca Honda Project

	Tons	% of	%	Metallurgic	lb U O	% eU O	% of
Sand Domain					3 8	3 8	Resource
	(000)	Resource	eU3O8	Recovery %	Produced	Produced	Produced
A	497	14.2%	0.358	92.2%	3,281	0.330	12.5%
B1	460	13.1%	0.300	90.0%	2,486	0.270	9.4%
B2	733	21.0%	0.353	90.0%	4,654	0.317	17.7%
C	1,304	37.3%	0.550	95.7%	13,733	0.526	52.1%
D	503	14.4%	0.241	90.0%	2,180	0.217	8.3%
Grand Total	3,498	100.0%	0.404	93.2%	26,334	0.376	93.2%
SW Deposit (A-B)	1,690	48.3%	0.340	90.7%	10,421	0.308	39.6%
NE Deposit (C-D)	1,807	51.7%	0.464	94.9%	15,912	0.440	60.4%

   Notes:

1.	The breakdown of the resource uses a 0.13% eU3O8 cut-off grade.
2.

Values in the table are based on the 2012 Technical Report.. RPA did not update the mine design and production schedule, which was developed using a cut-off grade of 0.13% U 3O8. The previous work was reviewed, and it was determined that stopes remain above the updated cut-off grade of 0.19% U3O8. Some material below 0.19% U3O8 is included within the stope designs, and should be considered incremental material.

3.	Recovery percentage is assumed.
4.	Numbers may not add due to rounding.

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HISTORICAL METALLURGICAL TESTING

RHR provided, as part of the technical back-up for the PEA, two reports of metallurgical test work by Kerr-McGee regarding the Lee Ranch mine and the Marquez project. The first is a Technical Center Memorandum (TCM) No. 80011 titled “Characterization of Uranium Ore from the Lee Mine, McKinley County, New Mexico” and dated August 28, 1980. This TCM deals exclusively with the uranium mineralization in Section 17 adjacent to RHR’s Section 16. The other document is TCM-82007 dated June 30, 1982 titled “Marquez Uranium Ore Characterization – Interim Report”. This latter TCM addresses the uranium recovery from the A and B Westwater Canyon sand zones with particular emphasis on the “refractory” ores in the B zone of these properties (Marquez). It was reported that the Marquez mill also completed metallurgical testing of ore from throughout the Grants Mineral District because the Marquez mill was being designed to be used as a toll mill. At this time, RHR is unaware of any publicly available test data, which included mineralized material from Roca Honda. The Juan Tafoya mill was built on the border between Section 31 and 32, Township 13N, Range 4W, Sandoval County, in the late 1970’s. The Juan Tafoya mill was designed to handle 2,200 tpd as a uranium processing mill with conventional acid leach SX circuit, primarily for Westwater member mineralized material from the Marquez deposit. A 1,842 foot shaft was sunk to develop the Marquez deposit. Both mine and mill were closed in 2001 and dismantled without any mining of the deposit.

In 2011, Lyntek Incorporated (Lyntek), then a co-author on RPA’s PEA (Nakai-Lajoie, 2012), contacted Mr. John Litz, a well-respected metallurgical engineer with extensive uranium experience, and specifically experience in the testing of ores at the nearby Mount Taylor mine. Lyntek understands that the ore from the Mount Taylor mine was from C zone Westwater Canyon sands.

TCM-80011
The Lee Ranch mine was formerly known as the Roca Honda mine. The shaft was located in Section 17 immediately west and adjacent to Section 16, where the proposed Roca Honda shaft would be located. Shaft sinking was begun in 1980 with a planned depth of 2,475 ft but was terminated at a 1,475 ft depth due to low uranium prices (Chenoweth, 1989 NMBM). The TCM-80011 report concedes that the results are at best qualitative and not definitive and therefore are weighted appropriately in the historical results for the district.

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TCM-82007
The Kerr McGee report TCM-82007 addresses the A zone ores and the “refractory” ore in the B zone of the Marquez project, both from the Westwater Canyon A and B sands. The Marquez deposits are 20.6 mi east of the Project on the eastern side of the Mount Taylor Volcanic Field. Similar horizons of the Westwater are planned for development in the proposed RHR plan.

MOUNT TAYLOR
Lyntek in 2011 received information from John Litz regarding his experience with the Mount Taylor ore. It is understood that Mount Taylor was mining primarily C sand zone ore of the Westwater Canyon Member of the Morrison Formation. The Mount Taylor mine is approximately five miles to the southeast of the proposed Roca Honda Section 16 shaft location. It should be noted that the sedimentary lithologic strata appear to be consistent between the Mount Taylor mine and the Roca Honda Project.

Table 13-2 provides a summary of the general operating parameters of the Mount Taylor mine and an associated uranium mill that operated in the Grants, New Mexico area, up to 1988.

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TABLE 13-2 MOUNT TAYLOR PROCESSING DATA
Roca Honda Resources LLC – Roca Honda Project

			H2SO4	NaClO3
	Temp.pC	Leach	Consumption	Consumption	Extraction
Conditions		Time	(lb/st)	(lb/st)	(%)
Kerr McGee processing	54	3 hrs	130	3.2	95.7
Conventional Agitated
Leach
Heap Leach Column	Ambient	51 days	123	6-9	95-98
Leach Test Results (1)
Severe Leach Conditions	85	16 hrs	150	6	98-99
Laboratory Agitated
Leach Test (2)

   Notes:

1.

The sample was cured overnight with 80 lb/st H2SO4, 30 g/L H2SO4 lixiviant, added NaClO3 to SX raffinate to maintain oxidizing conditions. Lixiviant rate 12 gpd/ft2. Uranium extraction: 95% to 98% at 51 days .

2.	The procedure included an acid kill at 65pC for one hour.

The Homestake Mill used a pressurized alkaline leach circuit as compared to the acid leach at the other mills. The recovery reported at the Homestake Mill was 95%, while the other mills reported higher recoveries.

LEE RANCH

There were no concerns of metallurgical problems reported in the original Roca Honda mine (now known as the Lee Ranch mine) plan report (Falk 1978). Kerr-McGee operated an acid leach mill, processing over 7,000 stpd in Ambrosia Lake, with typical recoveries of 94% to 97%.

Kerr-McGee prepared two reports on metallurgical test work in 1980 and 1982 that discuss uranium recovery from the A and B sand zones on the Lee Ranch (Section 17) and the Marquez Project (approximately 15 mi east of Section 16), with particular emphasis on the “refractory” ores in the B zone.

The Lee Ranch mine was formerly known as the Roca Honda mine. The shaft was located in Section 17 immediately adjacent to Section 16 where the proposed Roca Honda shaft is located. The 1980 report concedes that the results are at best qualitative and not definitive and therefore are weighted appropriately in the historical results for the District.

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The 1982 Kerr McGee report addresses the A zone “ores” and the “refractory ore” in the B zone of the Marquez project. The Marquez project was at the east end of the district, well away from the proposed Roca Honda shaft. The work reported is more comprehensive than the 1980 report and is somewhat academic. The report results are also weighted appropriately in the historical results for the District.

Metallurgical test work was completed for Mount Taylor ore by Mr. John Litz, a metallurgical engineer with extensive uranium experience. The Mount Taylor mine is approximately five miles to the southeast of Section 16. Mount Taylor was mining primarily C zone sands.

SUMMARY
Kerr-McGee metallurgical test results are related to laboratory work completed on A and B sand zones. The A and B zone mineralization represent 40.7% of the Roca Honda mineralization. The operational experience (Mount Taylor) is from unspecified sand zones, but is believed to be from C zone sands. The C zone sands represent 57.8% of the Roca Honda mineralization. There is no data available regarding the D zone sands, but they represent only 1.5% of the Roca Honda mineralization.

CONCLUSIONS

The metallurgical test results provided by RHR are related to laboratory work completed by Kerr-McGee on A and B sand zones. The A and B zone mineralization represent approximately 40.7% of the Roca Honda resource. The operational experience (Mount Taylor and the Ambrosia Lake District) is from unspecified sand zones, but is believed to be from C zone sands. The C zone sands represent approximately 57.8% of the Roca Honda resource. There is no data available regarding the “D” zone sands; however, they represent only 1.5% of the Roca Honda resource.

RPA can support the conclusions of the metallurgical processes on the basis of Kerr McGee test reports and historical data as modified with current technology, namely:

•	Grind to 28 mesh;

•	Agitated leach at 60[o]C for three hours with 130 lb/st of H2SO4 and 3.5 lb/ton of NaClO3; and

•	Uranium precipitation using ammonia.

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RHR completed some initial metallurgical work in late 2012–early 2013 on mineralized material from the 2007 core program and compared it with Mt. Taylor ore. The purpose was to see if the chemistry of the two deposits was similar enough to use Mt. Taylor ore, which is readily available, in place of Roca Honda mineralization for future RHR metallurgical work. Once Strathmore was acquired by Energy Fuels, that work ceased. There are no plans to do additional work on Roca Honda mineralization until RHR can drill and obtain more material post permit approval.

It is proposed that uranium recovery of 95% be used for the evaluation of processing RHR mineralized material, and the historical recoveries realized at the White Mesa Mill. Additional site specific metallurgical samples are required for testing in order to validate the mill recoveries. For this PEA, the White Mesa Mill process and costs are based on historical processing results and methods.

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

For this report, RPA revisited the August 2012 Mineral Resource estimate prepared by RPA and RHR for the Roca Honda deposit (Nakai-Lajoie et al., 2012). Mineral Resources are constrained by wireframes generated around individual mineralized zones. Along with a renaming of the previously constructed uranium mineralization wireframes to match the proposed mining stope naming convention, the update of resource estimates resulted in a two percent decrease from the previous resource estimate. No reclassification of Mineral Resources was made during the review.

The Qualified Person for the Roca Honda Mineral Resource estimate review is Mark B. Mathisen, C.P.G., Senior Geologist with RPA, and the effective date of the updated estimate is February 4, 2015.

The Roca Honda Mineral Resource estimate is summarized in Table 14-1 at a 0.19% U3O8 cut-off grade. The resource model and underlying data have not changed since the 2012 Technical Report (Nakai-Lajoie, 2012), however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA.

•	RPA did not update the mine design and production schedule, which was developed using a cut-off grade of 0.13% U3O8. The previous work was reviewed, and it was determined that stopes remain above the updated cut-off grade of 0.19% U3O8. Some material below 0.19% U3O8 is included within the stope designs, and should be considered incremental material.

•	In RPA’s opinion, a stope re-design at a higher cut-off grade would remove some incremental material, raise the average production grade, and improve the cash flow, although the mine life would be somewhat shorter.

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TABLE 14-1 MINERAL RESOURCES – FEBRUARY 4, 2015
Roca Honda Resources LLC – Roca Honda Project

Classification	Tons	Grade	Pounds U3O8
	(000)	%U3O8	(000)
Measured Resources	208	0.477	1,984
Indicated Resources	1,303	0.483	12,580
Total Measured and Indicated Resources	1,511	0.482	14,564

Inferred Resources	1,198	0.468	11,206

   Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using an undiluted cut-off grade of 0.19% U3O8.
3.	A minimum mining thickness of six feet was used, along with $241/ton operating cost and $65/lb U3O8 cut-off grade and 95% recovery.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Numbers may not add due to rounding.

The Mineral Resource estimate and classification are in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions) adopted on May 10, 2014, incorporated by reference in NI 43-101.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the current resource estimate.

DATABASE

The Roca Honda drill hole database is maintained in Microsoft Excel spreadsheets and a Vulcan Isis database. The database includes tables for collar, survey, lithology, and mineral grades. The RHR database includes drilling from 1966 to 2011, comprising a total of 1,158 drill holes with 2,186,472 ft of drilling at an average hole length of 1,888 ft, of which five drill holes totalling 13,161 ft at an average hole length of 2,193 ft were drilled by RHR in 2007 (four holes) and 2011(one hole).

Of the 1,158 surface holes, only 418 drill holes totaling 943,211 ft of drilling were used for resource estimation as some holes are located outside of the Roca Honda property and/or have unreliable and/or unconfirmed drill hole collar coordinates. Table 14-2 lists the number of holes and corresponding sections included in the final resource database.

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TABLE 14-2 RESOURCE DATABASE
Roca Honda Resources LLC – Roca Honda Uranium Project

Section	Year	Company	No. of Holes Total Footage
9	1966	Kerr-McGee	1	1,790
	1967	Kerr-McGee	1	2,106
	1968	Kerr-McGee	1	1,760
	1970	Kerr-McGee	6	11,601
	1971	Kerr-McGee	2	4,296
	1972	Kerr-McGee	11	22,824
	1973	Kerr-McGee	71	144,530
	1974	Kerr-McGee	26	57,416
	1975	Kerr-McGee	18	37,684
	1977	Kerr-McGee	41	84,289
	1979	Kerr-McGee	1	2,018
	1980	Kerr-McGee	1	2,414
	1981	Kerr-McGee	1	2,200
	1982	Kerr-McGee	1	2,500
10	1967	Kerr-McGee	1	2,233
	1971	Kerr-McGee	2	5,240
	1972	Kerr-McGee	1	2,421
	1974	Kerr-McGee	32	81,264
	1975	Kerr-McGee	21	57,293
	1976	Kerr-McGee	34	87,719
	1977	Kerr-McGee	72	183,265
	1979	Kerr-McGee	1	2,528
	1980	Kerr-McGee	1	2,522
	1981	Kerr-McGee	1	2,530
	1982	Kerr-McGee	1	2,200
11		Conoco	4	10,848
16	1968	Western Nuclear	10	18,725
	1969	Western Nuclear	14	25,315
	1970	Western Nuclear	36	71,415
	2011	RHR	5	10,265
Grand Total			418	943,211

RPA notes that drill holes outside the Roca Honda property in Sections 8, 11, and 17 were included in the database. RHR purchased drill hole data from Kerr McGee on Sections 8 and 17, which provide supporting information on the continuity of uranium mineralization beyond the property boundaries. Four drill holes on Section 11 were acquired from the public domain records.

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RPA audited drill hole records to ensure that the grade, thickness, elevation, and location of mineralization used in preparing the current resource estimate correspond to mineralization. The quality control measures and the data verification procedures included the following:

•	Checked for duplicate drill hole traces, twinned holes, etc.

•	Checked collar locations for zero/extreme values.

•	Checked that drill hole collar coordinates and drill hole deviations were entered in the database, displayed in plan views and sections, and visually compared to relative locations of the holes.

•	Checked assays in database for missing intervals, long intervals, extreme high values, blank/zero values, reasonable minimum/maximum values.

•	Ran validity report to check for out-of-range values, missing intervals, overlapping intervals, etc.

No geophysical logs were available for this review.

The resource database is considered by RPA to be sufficiently reliable for grade modelling and use for Mineral Resource estimation. The resource model and underlying data have not changed; however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA.

LITHOLOGY WIREFRAME MODELS

RHR generated lithology wireframe models for the hangingwall and footwall of the Jmw A, Jmw B1, Jmw B2, Jmw C, and Jmw D sand units across the Roca Honda property. Integrated stratigraphic grid models based on modelling algorithms were generated in Vulcan for lithology surface wireframes using the drill hole intervals corresponding to the respective sand unit horizons.

RPA reviewed the lithology surfaces and noted that the modelling algorithms do not always adhere to the sand unit intervals in the drill holes. Although there are no overall significant discrepancies between the models and the logged lithology intervals, RPA for this report revised the lithology surfaces using Leapfrog software to include the interbedded clay units separating the individual A through D sands. This new modelling shows that the previously reported mineralization that is located adjacent to, but outside the major sand units exists across the contacts between the interbedded clays and overlying sand units.

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MINERALIZATION WIREFRAME MODELS

The Roca Honda property was subdivided into two modelling zones based on sand unit and mineralization extents. The Northeast zone includes mineralization in the C and D sands in Section 10. The Southwest zone includes mineralization in the A and B sand units crossing the Section 9, 10, and 16 boundaries. Block model and modelling boundaries are illustrated in Figure 14-1.

All mineralization surfaces were generated by RPA in ARANZ Geo Limited’s Leapfrog version 2.1.1.209. Mineralized drill hole intervals were selected by sand unit, with a minimum thickness of six feet, a minimum grade of 0.1% U3O8, and minimum grade x thickness of 0.6 . Additional intervals below the minimum thickness and grade were selected in holes adjacent to the mineralized holes; to restrict the extent of the wireframe models.

Surfaces were generated for the hanging wall and footwall of mineralized zones within each sand unit. These surfaces were used to create solids for each mineralized zone.

A 0.10% eU3O8 grade contour was created around mineralized intervals with a minimum thickness of six feet in plan view. Solids were generated from the grade contours and used as boundaries to “cookie cut” individual mineralization solids.

For this report, RPA conducted audits of the wireframes to ensure that the wireframes used in preparing the current resource estimate correspond to the reported mineralization. The quality control measures and the data verification procedures included the following:

•	Checked for overlapping wireframes to determine possible double counting.

•	Checked mineralization/wireframe extensions beyond last holes to determine if they are reasonable and consistent.

•	Compared basic statistics of assays within wireframes with basic statistics of composites within wireframes for both uncut and cut values.

•	Checked for capping of extreme values and effect of coefficient of variation.

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•	Checked for reasonable compositing intervals.

•	Checked that composite intervals start and stop at wireframe boundaries.

•	Checked that assigned composite rock type coding is consistent with intersected wireframe coding.

•	Checked that blocks were classified as Measured, Indicated, and Inferred.

•	Validated the solids for closure and consistent topology, and checked that the triangles intersect properly (crossing). Any issues found were corrected with the appropriate Vulcan utility to ensure accurate volume and grade calculations.

The wireframes are considered by RPA to be sufficiently reliable for grade modelling and use for Mineral Resource estimation.

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2764000
2766000
2768000
2770000
2772000
2774000
1582000
1584000
1586000
1588000
1590000
1592000
5
4
3
2
8
9
10
11
17
16
15
14
20
21
Drill Hole Location (Collar)
Roca Honda Resource Boundary
Northeast Ore Body Block Model Zone
Southwest Ore Body Block Model Zone

Source: Roca Honda Resources, 2015.

New Mexico
Red outline denotes permit area
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
0 100 200 400 Meters
0 500 1,000 2,000 Feet

Figure 14-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Block Model Boundaries

February 2015

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RADIOMETRIC STATISTICS

Roca Honda mineralization wireframes contain a total of 197 mineralization intercepts from 105 drill holes. Grade statistics are shown in Table 14-3.

TABLE 14-3 GRADE STATISTICS
Roca Honda Resources, LLC – Roca Honda Uranium Project

Measurement	C1	C2	C3	C4	C5	C2_2_1	C2_2_2	C2_2_3
Minimum Grade (%U3O8)	0.00	0.28	0.00	0.00	0.06	0.08	0.12	0.00
25th Percentile (%U3O8)	0.043	0.430	0.095	0.185	0.073	0.088	0.120	0.000
Median Grade (%U3O8)	0.280	0.880	0.140	0.315	0.110	0.110	0.120	0.120
75th Percentile (%U3O8)	0.670	1.980	0.170	0.600	0.163	0.110	0.120	0.240
Maximum Grade (%U3O8)	1.620	2.350	1.030	1.470	0.180	0.110	0.120	0.240
Mean Grade (%U3O8)	0.470	1.17	0.192	0.43	0.117	0.100	0.120	0.120
Standard Deviation (%U3O8)	0.530	0.870	0.259	0.366	0.049	0.014	0.000	0.120
Co-efficient of Variation	1.13	0.74	1.35	0.85	0.42	0.14	0.00	1.00
Number of Samples	7	3	12	20	3	3	1	2

GRADE CAPPING

All mineralization intercepts located inside the mineralization wireframes were used together to determine an appropriate capping level for all mineralized zones. Mineralization intercept data were analyzed using a combination of histogram, probability, percentile, and cutting curve plots. All mineralization intercepts flagged inside the mineralization wireframes are plotted in Figure 14-2 through 14-4. Although drill hole number 10124 contains a high grade intercept of 2.35% eU3O8, located in the C sand, it is located adjacent to and along the same horizon as other high grade mineralization intercepts.

RPA is of the opinion that high grade capping is not required at this time; however, capping should be reviewed once additional data have been collected.

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FIGURE 14-2 HISTOGRAM PLOT

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FIGURE 14-3 LOG NORMAL PROBABILITY PLOT

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FIGURE 14-4 CUMULATIVE FREQUENCY PLOT

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SAMPLE COMPOSITES

Run-length composites were generated at six foot lengths inside the domain wireframes and flagged by mineralization domain. These accounted for a small percentage of the total composites and will not significantly affect the resource estimate. RPA recommends reviewing and removing all small length composites in future resource composite databases.

Two composite databases were generated for resource estimation, rhr_sw_6ft.cmp.isis for the A and B zones and rhr_ne_6ft_.cmp.isis for the C and D zones. Detailed statistics for the final composite database are presented in Table 14-4.

TABLE 14-4 MINERALIZED WIREFRAME COMPOSITE STATISTICS
Roca Honda Resources, LLC – Roca Honda Uranium Project

Measurement	A1_04	A1_03	A1_02	A1_01	A1_05	A1_06	B1_05	B1_04
Minimum Grade (%U3O8)	0.59	0.00	0.23	0.16	0.17	0.12	0.00	0.00
25th Percentile (%U3O8)	0.590	0.000	0.231	0.232	0.170	0.120	0.285	0.030
Median Grade (%U3O8)	0.590	0.245	0.231	0.336	0.170	0.120	0.475	0.157
75th Percentile (%U3O8)	0.590	0.560	0.231	0.405	0.170	0.120	0.550	0.217
Maximum Grade (%U3O8)	0.590	0.950	0.231	0.439	0.170	0.120	0.850	0.300
Mean Grade (%U3O8)	0.590	0.310	0.231	0.318	0.170	0.120	0.434	0.145
Standard Deviation (%U3O8)		0.284		0.103			0.243	0.094
Co-efficient of Variation		0.91		0.32			0.56	0.65
Number of Samples	1	24	1	4	1	1	8	10

	B1_06_						B1_09_
	S_01-		B1_07_				S_01-
Measurement	03	B1_08	S_01	B1_02	B1_01_S	B1_10	02	B1_050
Minimum Grade (%U3O8)	0.00	0.57	0.13	0.00	0.65	0.44	0.00	0.12
25th Percentile (%U3O8)	0.000	0.570	0.130	0.195	0.650	0.440	0.073	0.121
Median Grade (%U3O8)	0.185	0.570	0.520	0.390	0.650	0.440	0.290	0.218
75th Percentile (%U3O8)	0.700	0.570	0.961	0.440	0.650	0.440	0.600	0.280
Maximum Grade (%U3O8)	0.730	0.570	0.910	0.490	0.650	0.440	0.700	0.480
Mean Grade (%U3O8)	0.300	0.570	0.520	0.318	0.650	0.440	0.330	0.240
Standard Deviation (%U3O8)	0.306		0.390	0.187			0.287	0.121
Co-efficient of Variation	1.02		0.75	0.59			0.87	0.51
Number of Samples	6	1	2	4	1	1	3	6

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Measurement	B1_11	B2_04	B2_09	B2_01	B2_03	B2_02	B2_05	B2_06
Minimum Grade (%U3O8)	0.66	0.00	0.00	0.02	0.26	0.16	0.36	0.00
25th Percentile (%U3O8)	0.660	0.085	0.025	0.125	0.261	0.206	0.360	0.100
Median Grade (%U3O8)	0.660	0.370	0.100	0.440	0.261	0.263	0.800	0.205
75th Percentile (%U3O8)	0.660	0.550	0.235	0.628	0.261	0.310	1.240	0.315
Maximum Grade (%U3O8)	0.660	1.180	0.280	0.690	0.261	0.357	1.240	0.420
Mean Grade (%U3O8)	0.660	0.379	0.127	0.383	0.261	0.260	0.800	0.208
Standard Deviation (%U3O8)		0.316	0.116	0.276		0.064	0.440	0.136
Co-efficient of Variation		0.83	0.91	0.72		0.25	0.55	0.65
Number of Samples	1	44	3	3	1	6	2	8

Measurement	B2_10	B2_08	C1	C2	C3	C4	C5	C2_2_1
Minimum Grade (%U3O8)	0.00	0.40	0.00	0.28	0.00	0.00	0.06	0.08
25th Percentile (%U3O8)	0.045	0.400	0.046	0.430	0.095	0.185	0.073	0.088
Median Grade (%U3O8)	0.180	0.400	0.280	0.880	0.140	0.315	0.110	0.110
75th Percentile (%U3O8)	0.375	0.400	0.670	1.980	0.170	0.600	0.163	0.110
Maximum Grade (%U3O8)	0.440	0.400	1.620	2.350	1.030	1.470	0.180	0.110
Mean Grade (%U3O8)	0.207	0.400	0.470	1.170	0.192	0.430	0.117	0.100
Standard Deviation (%U3O8)	0.180		0.530	0.870	0.259	0.366	0.049	0.014
Co-efficient of Variation	0.87		1.13	0.74	1.35	0.85	0.42	0.14
Number of Samples	3	1	7	3	12	20	3	3

Measurement	C2_2_2	C2_2_3	D1_03	D1_01-02	D1_04	D1_05
Minimum Grade (%U3O8)	0.12	0.00	0.14	0.05	0.16	0.00
25th Percentile (%U3O8)	0.120	0.000	0.140	0.118	0.170	0.110
Median Grade (%U3O8)	0.120	0.120	0.200	0.190	0.200	0.135
75th Percentile (%U3O8)	0.120	0.240	0.260	0.290	0.230	0.160
Maximum Grade (%U3O8)	0.120	0.240	0.260	0.550	0.240	0.490
Mean Grade (%U3O8)	0.120	0.120	2.000	0.216	0.200	0.172
Standard Deviation (%U3O8)		0.120	0.060	0.130	0.030	0.150
Co-efficient of Variation		1.00	0.30	0.60	0.16	0.88
Number of Samples	1	2	2	13	3	6

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BLOCK MODEL PARAMETERS

Two Roca Honda non-rotated block models were generated in Vulcan. The NE_Ore_Body.bmf includes mineralization in the C and D sand units. The SW_Ore_Body.bmf includes mineralization in the A, B1, and B2 sand units.

Parent blocks are 50 ft (x) by 50 ft (y) by 30 ft (z) in size. Blocks inside mineralization wireframes were limited to a maximum of 10 ft (x) by 10 ft (y) by 6 ft (z) with one foot by one foot by one foot sub-blocks generated along mineralization domain wireframe boundaries. Block model extents are listed in Table 14-5.

TABLE 14-5 BLOCK MODEL EXTENTS
Roca Honda Resources LLC – Roca Honda Project

	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Block Model	Easting	Easting	Northing	Northing	Elevation	Elevation
	(E)	(E)	(Y)	(Y)	(Z)	(Z)
NE_Ore_Body	2,771,110	2,774,960	1,588,750	1,592,500	4,480	5,230
SW_Ore_Body	2,765,970	2,770,670	1,586,830	1,589,930	5,060	5,540

Resource model boundaries extend beyond the Roca Honda property in order to include data in drill holes located outside the property boundaries, however, only Mineral Resources located on the property are reported.

DENSITY

No records of sampling for bulk density determinations were found from work performed prior to RHR’s recent core drilling project. Fitch assumed a tonnage factor of 15 ft3/st for the June 30, 2010 resource estimate (Fitch 2010). This is the typical tonnage factor used by most operators including Kerr-McGee in the Ambrosia Lake subdistrict and the Mt. Taylor deposit, for mineralized intervals in the Westwater sandstone unit. This tonnage factor was derived by the AEC and the major operators from years of actual mining and milling based on over 300 million pounds of U3O8 that was produced in the Ambrosia Lake subdistrict. The recently completed density determinations by RHR of 11 core samples from the four pilot holes S1-Jmw-CH-07, S2, S3, and S4 yield an average tonnage factor of 15.9 ft3/st for mostly barren sandstone of the Westwater Canyon Member (Table 14-6). One sample, RH07-0009 is from a mineralized interval and has a tonnage factor less than (i.e. density greater than) 15 ft3/st.

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Fitch (2008) recommended carrying out density determination of the remaining core samples containing uranium mineralization to better characterize the specific gravity for subsequent resourceestimations. RPA concurs with this recommendation, but suggests additional density determinations should be carried out using mineralized material, to confirm and support future resource estimates.

TABLE 14-6 DENSITY DETERMINATION OF CORE SAMPLES
Roca Honda Resources LLC – Roca Honda Project

							Dry Bulk	Tonnage	Wet Bulk
		From	To	Thickness		Sand	Density	Factor	Density
Sample ID	DHID	(ft)	(ft)	(ft)	Lab	unit	(g/cm3)	(ft3/st)	(g/cm3)
RH07-0017	S1-Jmw-CH-07	1,919.1	1,919.9	0.8	DBS&A	Jmw A	1.81	17.7	2.05
RH07-0018	S1-Jmw-CH-07	1,947.5	1,948.4	0.9	DBS&A	Jmw B1	1.88	17.0	2.12
RH07-0019	S1-Jmw-CH-07	2,089.3	2,090.4	1.1	DBS&A	Jmw D	2.04	15.7	2.23
RH07-0009	S2-Jmw-CH-07	1,762.0	1,762.8	0.8	DBS&A	Jmw A	2.52	12.7	2.56
RH07-0010	S2-Jmw-CH-07	1,801.0	1,802.0	1.0	DBS&A	Jmw B1	2.04	15.7	2.26
RH07-0015	S3-Jmw-CH-07	1,928.3	1,929.3	1.0	DBS&A	Jmw B2	2.01	15.9	2.25
RH07-0016	S3-Jmw-CH-07	2,025.4	2,026.3	0.9	DBS&A	Jmw D	1.89	16.9	2.15
RH07-0001	S4-Jmw-CH-07	1,808.9	1,809.7	0.8	DBS&A	Jmw B2	2.09	15.3	2.27
RH07-0002	S4-Jmw-CH-07	1,840.0	1,841.0	1.0	DBS&A	Jmw C	2.04	15.7	2.22
RH07-0003	S4-Jmw-CH-07	1,858.3	1,859.1	0.8	DBS&A	Jmw C	1.84	17.4	2.13
RH07-0004	S4-Jmw-CH-07	1,871.0	1,872.0	1.0	DBS&A	Jmw D	2.17	14.7	2.33
Average							2.03	15.9	2.23

Notes:

1.	Analyses by Daniel B. Stephens and Associates, Inc., Albuquerque, New Mexico.
2.	Tonnage Factor (Cubic Feet/Short Ton) calculated from 2,000 lb/(specific gravity x 62.43 lb/ft3).
3.	Sample RH07-0009 is from a mineralized interval corresponding to 1% U 3O8.

GRADE ESTIMATION

Block grades were estimated using the Inverse Distance Cubed (ID3) method. Domain models were used as hard boundaries to limit the extent of influence of composite grades within the domains.

Suitable variograms could not be generated for individual or combined domain models due to the small number of contained sample composites. Search ranges were determined visually based on continuity of mineralization and drill hole spacing.

Search directions were determined visually for each domain. Isotropic search ranges in the major and semi-major directions following the trend of individual domain models were applied.

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Minor search ranges were also determined visually and were shorter. Search directions and trends are listed in Table 14-7.

TABLE 14-7 VULCAN DOMAIN SEARCH PARAMETERS
Roca Honda Resources LLC – Roca Honda Project

Domain	General Trend			Vulcan Rotation
Model	Azimuth (°)	Dip (°)	Z rotation	Y rotation	X rotation
A1	10	-5.5E	100	-5.5	0
A2	10	-4.0E	100	-4.0	0
A3	10	-4.5E	100	-4.5	0
A4	10	-7.0E	100	-7.0	0
A5	10	-11.0E	100	-11.0	0
A6	10	-15.0E	100	-15.0	0
B1_1	10	-8.0E	100	-8.0	0
B1_2	10	-5.0E	100	-5.0	0
B1_3	10	-5.0E	100	-5.0	0
B1_4	10	-3.5E	100	-3.5	0
B1_5	10	-2.5E	100	-2.5	0
B1_6	10	-7.5E	100	-7.5	0
B1_7	10	-16.0E	100	-16.0	0
B1_8	10	-5.0E	100	-5.0	0
B1_9	10	-15.0E	100	-15.0	0
B1_10	10	-7.0E	100	-7.0	0
B1_11	10	-10.0E	100	-10.0	0
B2_1	10	-6.0E	100	-6.0	0
B2_2	10	-7.0E	100	-7.0	0
B2_3	10	-7.0E	100	-7.0	0
B2_4	10	-6.5E	100	-6.5	0
B2_5	10	-4.5E	100	-4.5	0
B2_6	10	-2.0W	100	2.0	0
B2_7	10	-4.0E	100	-4.0	0
B2_8	10	-3.0E	100	-3.0	0
B2_2_1	10	-16.0E	100	-16.0	0
C1	15	-9.0E	105	-9.0	0
C2	40	-12.0E	130	-12.0	0
C3	10	-70.0E	100	-7.0	0
C4	40	-10.0E	130	-10.0	0
C5	40	-8.0E	130	-8.0	0
C2_2_1	10	-9.0E	100	-9.0	0
C2_2_2	40	-13.0E	130	-13.0	0
C2_2_3	40	-9.0E	130	-9.0	0
D1	10	-7.0E	100	-7.0	0
D2	40	-7.0E	100	-7.0	0
D3	10	-8.0E	100	-8.0	0
D4	40	-7.0E	130	-7.0	0

Two grade estimation passes were run with the major, semi-major, and minor search ranges increased by a factor of 1.5 in the second estimation run. Estimation flags were stored for each estimation run based on increasing search distances. The number of samples and holes were stored in separate block variables for use in determining resource classification.

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Octant restrictions were not enforced in order to preserve local grades. Only the closest composites to block centroids (adhering to defined trends) were used. Grade estimation parameters are listed in Table 14-8.

TABLE 14-8 GRADE ESTIMATION PARAMETERS
Roca Honda Resources LLC – Roca Honda Project

			Search Ranges		Number of Samples per Estimate
		Major	Semi-
Estimation	Wireframe	Axis	major	Minor	Min. samples	Max samples	Max sample
Run	Domain	(ft)	Axis (ft)	Axis (ft)	per estimate	per estimate	per drill hole
1	All C, D	600	200	50.0	1	3	1
1	All A, B1, B2	600	200	25.0	1	3	1
2	All C, D	900	300	75.0	1	3	1
2	All A, B1, B2	900	300	37.5	1	3	1
3	A1, B1_1, C1	1,350	450	112.5	1	3	1

BLOCK GRADE VALIDATION

Visual validation comparing mineralization intercepts and composite grades to block grade estimates showed reasonable correlation with no significant overestimation or overextended influence of high grades apparent. A vertical longitudinal section through the Northeast deposit model is presented in Figure 14-5.

Final block grades were compared to nearest neighbor block grades by domain. Nearest neighbor grade estimates were run with run-length compositesgenerated acrossthe thickness of the mineralization models. The comparison showed good correlation with less than 10% difference in average grade for most domains. A few mineralized sand wireframe domains showed larger grade differences. B2_05 had higher average nearest neighbor grades due to widely spaced high grade composites influencing a higher number of blocks. B1_09_S_01-02 contained only one hole, with a higher run-length composite grade compared to lower grade six-foot composites.

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BLOCK: ASSAY_RHR2011
0.000 <= < 0.100
0.100 <= < 0.200
0.200 <= < 0.300
0.300 <= < 0.400
0.400 <= < 0.500
0.500 <= < 1.000
1.000 <= < 0.100
5450 L
5400 L
5350 L
5300 L
5250 L
5200 L
5150 L
5100 L
5050 L
5000 L
4950 L
4900 L
4850 L
4800 L
4750 L
4700 L
4650 L
4600 L
4550 L
4500 L
4450 L
4400 L
4350 L
4300 L
4250 L
4200 L
B2-Sand
C-Sand
D-Sand
D1_01-02.00t
C1_01.00t
A
A'
2773500 E

Figure 14-5

Roca Honda Resources, LLC

February 2015

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No significant discrepancies were identified with the block grade validation. The resource model and underlying data have not changed, however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA.

RESOURCE CLASSIFICATION

The CIM (2014) definitions are based on the level of confidence in the geological information available, the quality and quantity of data available, and the interpretation of the data and information. Key concepts are continuity of mineralized zones and grade within the zones.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An “Inferred Mineral Resource” is that part of a Mineral Resource or which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Roca Honda resource classification within mineralization domains is primarily based on drill hole spacing and continuity of grade, and was manually completed after review of the geology and mineralization. Blocks estimated by drill holes with a maximum spacing of approximately 100 ft and well established geological and grade continuity were classified as Measured Resources. Blocks estimated by drill holes with a maximum spacing of approximately 200 ft and sufficient geological and grade continuity were classified as Indicated Resources. Manual adjustments were made to eliminate the unusual artifacts generated from the estimation passes.

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Inferred Resources have been defined by the wide spacing of drill holes and resultant uncertainty in geological and grade continuity.

Figures 14-6 to 14-10 illustrate the Mineral Resource classification by domain, within the four separate sand units.

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1589000N
1588500N
1588000N
1587500N
1587000N
2767500E
2768000E
2768500E
2769000E
2769500E
2770000E
2770500E
A-05
A1
A-04
A-06
A-02
A-01
Section 9
Section 16
Section 10
Section 15
N
0 100 200 300 400 500
Feet
Legend: Classification
Measured
Indicated
Inferred
Drillhole Location (Collar)
February 2015
Source: Roca Honda Resources, 2011.

Figure 14-6

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

A Sand Resource Classification

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N
B1-11
B1-10
B1-08
B1-07-S-B20-4
B1-02
B1-05
B1-06-S-B2-04
B1-01-S
B1-09-S-B2
Section 9
Section 16
Section 10
Section 15
B1-04
B1-03-S-B2-0210
1589500N
1589000N
1588500N
1588000N
1587500N
1587000N
2766500E
2767000E
2767500E
2768000E
2768500E
2769000E
2769500E
2770000E
2770500E
0
250
500
750
1000
Feet
Legend: Classification
Measured
Indicated
Inferred
Drillhole Location (Collar)
Source: Roca Honda Resources, 2011.
February 2015

Figure 14-7

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

B1 Sand Resource Classification

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2767500E
2768000E
2768500E
2769000E
2769500E
2770000E
2770500E
2771000E
1589500N
1589000N
1588500N
1588000N
1587500N
1587000N
B2-10
B2-05
B2-06
B2-09
B2-08
B2-01
B2-04
B2-07
B2-03
B2-02
N
Section 9
Section 16
Section 10
Section 15
0
250
500
750
1000
Feet
Figure 14-8
Roca Honda Resources, LLC
Roca Honda Project
McKinley County, New Mexico, U.S.A.
B2 Sand Resource Classification
Legend: Classification
Measured
Indicated
Inferred
Drillhole Location (Collar)
February 2015
Source: Roca Honda Resources, 2011.

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2771000E
2771500E
2772000E
2772500E
2773000E
2773500E
2774000E
2774500E
2775000E
N
1592000N
1591500N
1591000N
1590500N
1590000N
1589500N
Section 10
Section 11
C1-05
C1-04
C2-03
C1-03
C1-02
C2-02-S-C1
(UNDER C3)
C1-01
C2-01-S-C1
(UNDER C4)
Legend: Classification
Measured
Indicated
Inferred
Drillhole Location (Collar)
0
250
500
750
1000
Feet

Figure 14-9

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

C Sand Resource Classification

February 2015

Source: Roca Honda Resources, 2011.

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2772500E
2773000E
2773500E
2774000E
2774500E
2775000E
N
D1-03
D1-04
D1-01-02
D1-05
1591500N
1591000N
1590500N
1590000N
1589500N
1589000N
1588500N
Section 10
Section 11
0 250 500 750 1000
Feet
Legend: Classification
Measured
Indicated
Inferred
Drillhole Location (Collar)
February 2015
Source: Roca Honda Resources, 2011.

Figure 14-10

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

D Sand Resource Classification

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MINERAL RESOURCE ESTIMATE

The Roca Honda Mineral Resource estimate is summarized in Table 14-9 by domain at a 0.19% U3O8 cut-off grade.

Assumptions used in the determination of a 0.19% U3O8 cut-off grade are:

•	Total operating cost (mining, G&A, processing) of US$241 per short ton;

•	Royalty cost of 5% (only on Section 16);

•	Process recovery of 95%; and

•	Uranium price of US$65.00 per pound.

The resource model and underlying data have not changed, however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA.

TABLE 14-9 MINERAL RESOURCE ESTIMATE AT – FEBRUARY 4, 2015
Roca Honda Resources LLC – Roca Honda Project

0.19% Cut-off U3O8	Measured Resources			Indicated Resources			Inferred Resources
Mineralized Sand	Tons	% eU3O8	lb U3O8	Tons	% eU3O8	lb U3O8	Tons	% eU3O8	lb U3O8
Domain	(000)		(000)	(000)		(000)	(000)		(000)
A1_01	10	0.319	65	36	0.305	223	47	0.279	264
A1_02							21	0.192	81
A1_03	3	0.514	33	139	0.451	1,251	153	0.445	1,361
A1_04							14	0.197	55
A1_05
A1_06
A-Sand Subtotal	13	0.365	98	175	0.420	1,474	235	0.374	1,761
B1_01_S
B1_02				15	0.305	91
B1_03_S_01-02	14	0.193	53	41	0.257	211
B1_04								0.000
B1_05				41	0.357	294	136	0.463	1,260
B1_06_S_01-03				12	0.239	58
B1_07_S_01	4	0.333	27	13	0.317	84
B1_08								0.000
B1_09_S_01-02							13	0.537	140
B1_10
B1_11

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0.19% Cut-off U3O8	Measured Resources			Indicated Resources			Inferred Resources
Mineralized Sand	Tons	% eU3O8	lb U3O8	Tons	% eU3O8	lb U3O8	Tons	% eU3O8	lb U3O8
Domain	(000)		(000)	(000)		(000)	(000)		(000)
B1-Sand Subtotal	4	0.332	27	122	0.301	737	149	0.469	1,400
B2_01				14	0.322	92	37	0.334	245
B2_02	21	0.294	121	61	0.283	343	29	0.256	147
B2_03							59	0.261	310
B2_04	52	0.483	506	281	0.446	2,504
B2_07				0.124	0.232	0.577
B2_05	5	0.716	69	11	0.745	167	14	0.589	168
B2_06	13	0.266	70	3	0.242	15
B2_08
B2_09
B2_10							2	0.395	17
B2-Sand Subtotal	91	0.421	766	370	0.422	3,120	141	0.314	887
C1_01	68	0.551	748	416	0.611	5,078	249	0.419	2,084
C1_02	6	0.282	33	4	0.282	22	29	0.273	160
C1_03				80	0.765	1,217	94	0.771	1,452
C1_04	18	0.752	272	45	0.583	525	124	0.904	2,243
C1_05
C2_02_S_C1
C2_01_S_C1
C2_03
C-Sand Subtotal	92	0.574	1,053	544	0.629	6,842	496	0.598	5,939
D1_01-02	8	0.259	40.	32	0.229	149	169	0.353	1,192
D1_03				25	0.229	117
D1_04				8	0.196	32	7	0.193	27
D1_05				26	0.213	110
D-Sand Subtotal	8	0.259	40	92	0.222	407	176	0.347	1,219
SW Deposit Total	108	0.411	890	667	0.399	5,331	526	0.385	4,048
NE Deposit Total	100	0.549	1,093	636	0.570	7,250	672	0.533	7,158
Grand Total	208	0.477	1,984	1,303	0.483	12,580	1,198	0.468	11,206

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a cut-off grade of 0.19% U3O8.
3.	A minimum mining thickness of six feet was used, along with $241/ton operating cost and $65/lb U3O8 cut-off grade and 95% recovery.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Numbers may not add due to rounding.

Figure 14-11 shows the sensitivity of the grade model results to cut-off grade

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FIGURE 14-11 ROCA HONDA RESOURCE GRADE VS. TONS

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15 MINERAL RESERVE ESTIMATE

There are no current Mineral Reserves for the Roca Honda property.

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16 MINING METHODS

The majority of the Mineral Resources of the Roca Honda deposit are located approximately 2,200 ft below the surface, directly beneath gently sloping washes and a mesa. The mineralization exists in the A, B, C, and D Sandstone units of the Westwater Canyon Member of the Morrison Formation in Sections 9, 10, 11, and 16. The deposit will be mined with a combination of step room-and-pillar (SRP) and drift-and-fill (DF) mining methods. Open pit mining was not considered due to the lack of economic grade mineralization near surface and the large magnitude of the surface disturbance that would be required. Any significant land disturbance associated with open pit mining was also considered to be a major impediment to obtaining permits.

The deposit will be accessed by a 2,100 ft shaft collared in Section 16, located approximately five miles west of the historic Mount Taylor mine. Mining is planned to access the higher grade resources at the base of the deposit and to minimize the surface disturbance. Ground conditions are expected to be fair to poor and primary stopes are expected to be stable at widths of 10 ft to 15 ft. Due to the high value of the resources in Section 10, and to maximize extraction, the use of high strength backfill is proposed. Mining will be done with a first pass of primary stopes followed by pillar extraction after the primary stopes have been backfilled.

The production plan is predicated on the mineralized material being processed at the White Mesa Mill. The yellowcake product will be sold and trucked off-site for further refining by other parties. RHR will be paid for the sale of the yellowcake produced at the White Mesa Mill. The layouts of the proposed mine and mill sites are shown in Figures 16-1 and 16-2, respectively.

RPA did not update the mine design and production schedule, which was developed using a cutoff grade of 0.13% U3O8. The previous work (2012 PEA) was reviewed, and it was determined that stopes remain above the updated cut-off grade of 0.19% U3O8. Some material below 0.19% U3O8 is included within the stope designs, and should be considered incremental material.

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MINING OPERATIONS

The mining operation is designed on the basis of an average 1,085 stpd operation with a nine year mine life. The milling operation is designed for 2,000 stpd operation.

MINING METHOD

Mineral Resources are based on an underground mine design and stope schedule. The Westwater Canyon Member (Westwater) of the Morrison Formation, which hosts the mineralized horizons, is comprised primarily of sandstones with interbedded shales and mudstones. The A and B mineralized horizons (Sections 9/16) are located in the upper area of the Westwater. The C and D mineralized horizons (Section 10) are located in the lower portion of the Westwater. The Recapture Zone is located immediately below the Westwater Canyon member. Due to historical significant difficulties in both developing and maintaining the integrity of drifts in the Recapture Zone, the mine design avoids any excavations in this Zone.

In Sections 9/16, the mineralized horizons will be defined using longhole drills from a dedicated drilling horizon located below the mineralized zones. In Section 10, the mineralized horizons will be defined using longhole drills on a stope by stope basis.

The transition grade was calculated at 0.265% U3O8. Stopes with average diluted grades of less than 0.265% U3O8 will be mined using the SRP method. Stopes with average diluted grades greater than 0.265% U3O8 will be mined using the DF method. With the SRP method, permanent pillars will be left in a pre-designed pattern and low-strength cemented rockfill (CRF) will be placed in mined-out areas as backfill. For the DF method, a high-strength CRF will be placed in the mined-out areas. The minimum thickness used in the development of the Mineral Resource estimate was six feet. The mineralized zones range in thickness from 6 ft to 21 ft. Mineralized zones with thicknesses from 6 ft to 12 ft will be mined in one pass. Mineralized zones exceeding 12 ft in thickness will be mined in two sequential overhand cuts with each cut being approximately one half of the overall zone thickness.

The Life of Mine (LoM) schedule was developed on the basis of initiating development from the production shaft located in Section 16. The mining areas in Sections 9/16 will be connected to Section 10 by means of a 3,600 ft double decline haulageway. Primary development connecting the shaft to the various mineralized zones (including the double decline) will be driven 10 ft wide by 12 ft high. Stope access development connecting the primary development to the individual stopes will be driven 10 ft wide by 10 ft high.

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The mining sequence in each Section is dependent upon the development schedule but, in general, is sequenced to prioritize the mining of the largest and highest grade zones in each section of the mine. There is also a requirement to sequence the mining of any stacked ore zones from top down.

Stope mining begins approximately four years after the start of construction and the operating mine life spans nine years. The production rate averages approximately 900 st per milling-day during the time that mining occurs in Sections 9 and 16 only, increases to 1,040 st per milling-day when Sections 9, 16, and 10 are mined simultaneously, and drops to 800 st per milling-day when mining from Section 10 only.

Depressurization of the three, main aquifers in the Project area will be accomplished by the use of 19 depressurization wells and underground long holes that will supply water to eleven underground pumping stations that will ultimately feed water to the Section 16 shaft sump pumps and three discharge pump stations located in the shaft. It has been estimated that the mine will discharge a nominal 2,500 US gallons per minute (gpm) of water at temperatures between 90ºF and 95ºF. An additional 2,000 gpm will be produced by surface wells and therefore the total discharge rate could be as high as 4,500 gpm.

The deposit will be developed and mined on the basis of single-pass ventilation using a series of separate and independent intake and exhaust networks. The design requires a total of five exhaust ventilation raises (three in Section 9 and two in Section 10) as well as an intake ventilation raise in Section 10. Two of the ventilation raises, one in Section 16 and one in Section 10, will be equipped with emergency evacuation hoisting equipment. Midway through the mine life, one of the raises in Section 9 will be converted from exhaust to intake.

The LoM statistics for the Roca Honda Project are summarized in Table 16-1.

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TABLE 16-1 KEY LIFE OF MINE PRODUCTION STATISTICS
Roca Honda Resources LLC – Roca Honda Project

		Life of Mine
Metric Area	Units	Quantity
Development - Primary (feet)	000 ft	15.2
Development - Stope Access (feet)	000 ft	109.5
Stope Mining - SRP (tons)	000 t	1,166.9
Stope Mining - DF (tons)	000 t	2,060.9
Production (tons)	000 t	3,417.3
Backfill from Underground Development - SRP (tons)	000 t	386.1
Backfill from Surface Stockpile - SRP (tons)	000 t	49.2
Backfill from Surface Quarry - SRP (tons)	000 t	147.3
Backfill from Surface Stockpile - DF (tons)	000 t	463.6
Backfill from Surface Quarry - DF (tons)	000 t	1,185.2
Definition Drilling (feet)	000 ft	2,875.0

Note: For production only; does not include costs incurred during development.

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2762000
2764000
2766000
2768000
2770000
2772000
2774000
2776000
1594000
1592000
1590000
1588000
1586000
1584000
1582000
5
4
3
2
8
9
10
11
17
20
21
22
Discharge Pipeline -
South to Rio San Jose
Shaft/Vent Location
Development Drill Hole
Dewatering Well
Road/Fence Line/Etc.
Facility
Stockpile
Pond
Roca Honda Permit Area
Section Line
Source: Roca Honda Resources, 2015.
New Mexico
Red outline denotes permit area
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
Contour Interval Equals 20 Feet
0 200 400 800 Meters
0 500 1,000 2,000 Feet

Figure 16-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Mine Site Layout

February 2015

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Mill Area Inset Map
0 200 400 800 Feet
LNG Storage
Substation
Acid Storage
Ore Pad
SAG Mill
Grizzly
Pre-Leach Clarifier
Leaching
Packaging
CCD
Ammonia Storage
Salt Storage
Alternate Feed Circuit
Shop/ Warehouse
Truck Wash
Uranium/ Vanadium SX
Office/Lab
Finished Product Storage
Truck Scale
Parking
Mill Area
See inset map for detail
Cell 1
Cell 2
Cell 3
Cell 4B
Cell 4A
191
Mill Feature
Mill Boundary
Mill Claim/Lease

Source: Roca Honda Resources, 2015.

UTAH
Red outline denotes White Mesa Mill boundary
State Plane Coordinate System Utah, Southern Zone, US Foot NAD 83
0 100 200 400 Meters
0 400 800 1,600 Feet
T37S
T38S
R 22 E
R 23 E

Figure 16-2

Roca Honda Resources, LLC

Roca Honda Project

San Juan County, Utah, U.S.A.

White Mesa Mill Layout

February 2015

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MINERALIZED MATERIAL TRANSPORTATION

The mining will be done with rubber-tired mechanized equipment to provide operational flexibility. Broken mineralized material will be hauled and deposited in an ore pass leading to a skip pocket chamber. At each of the two, skip loading pockets, located on either the 5340 or 5260 shaft stations, 15 in. fine mineralized material will be stored in a 650 ton storage area. From the shaft stations, the mineralized material will be transported to surface by a vertical shaft double drum hoist. Shaft highlights are:

•	Finished Diameter: 18 ft

•	Concrete lining: 1 ft

•	Type of Hoist: Clutched Double Drum, 8 ft diameter

•	Size of Rope(s): 1.5 in.

•	Height of Headframe: 80 ft

•	Headframe Type: Structural Steel with Backlegs

•	Size of Skips: Two, 6.5 ft by 5.5 ft

•	Hoist Capacity: 1,250 ton/8 hr shift

•	Skip Capacity: 10 tons

•	Man Cage Capacity: 12 miners;

•	Emergency Hoist Capacity: 12 miners;

•	Emergency Hoist Power: 600 hp

•	Hoist power: 1,000 hp

•	Collar Elevation: 7,240 fasl

•	Sump Elevation: 5,140 fasl

•	Shaft depth: 2,100 ft

•	Primary production levels: 5,340 fasl, 5,260 fasl

•	Booster pumping stations: 5,260 fasl, 5,945 fasl, 6,545 fasl

•	Stratigraphy: Mancos Shale and Jurassic Morrison Formation, especially Westwater

•	Aquifers: Gallup, Dakota and Westwater

•	Schedule: Approximately 925 days for construction

Once the mineralized material is hoisted to the surface, it will be transferred into highway trucks, which will deliver the material to the White Mesa Mill.

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MINE DESIGN

The key design criteria for the Roca Honda Project were:

•	Mine capacity up to 1,200 stpd and process plant capacity up to 2,000 stpd (700,000 stpa)

•	227,000 st in year one, approximately 400,000 stpa thereafter

•	Nine-year mine life

•	Mine production from Sections 9, 16 and 10, plus a small part from Section 11

•	Mechanized mining

•	Double-drum shaft hoisting of mineralized material to the surface and highway truck haulage to the White Mesa Mill

•	Backfill, where needed for maximum extraction

RPA recommends the use of medium-sized mechanized equipment suitable for headings of 100 ft2 to 150 ft2. Mechanized equipment will be selected to minimize employee exposure to working areas.

The mine plan was developed by RPA and reviewed by RHR. The stoping plan starts in the highest grade areas of Sections 9 and 16, and then proceeds to Section 10. The stoping is planned in a series of primary and secondary stopes.

Mining methods considered included the following constraints:

•

Open stope areas will require stable back conditions during extraction. Back stability will need to consider rock strength, and proximity and condition of recent workings and groundwater drainage conditions.

•	Blocks of ground serving as temporary or permanent pillars must remain stable during extraction of adjacent ground.

•	Backfilling of primary openings needs to provide sufficient back support to allow secondary pillars to be mined with a stable back.

•	Backfill from primary openings should not slough into rib pillar cross-cuts during extraction.

•

Backfill operations will require tight filling against supported rock including pillar ribs and stope backs by up-dip filling operations. In multi-cut areas that require working from fill, the working mat surface should be sufficiently competent to support equipment.

•	Temporary access ramps should remain stable during their expected life and can be re- cut provided roof and rib stability can be maintained.

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•	Backfilling operations should include water management provisions to control drainage to main haulages.

•	Mineralized lenses can be stacked one above the other with as little as tens of feet of separation.

•	Considerations should be made in each mining area for variations in mining-induced stresses, rock failure mechanisms, and local ground deformations.

Stopes were designed with flat footwalls and were oriented in each of the three areas to maximize the mineralized extraction and minimize dilution due to the variations in the footwall of the Section 10. Stopes will be accessed through a system of ramps located outside the Mineral Resources in Sections 9, 16, and 10, plus a small part in Section 11. The locations of the ramps are shown in Figures 16-3 through 16-5. The access ramps will connect to a haulage drift and also to ventilation raises to the surface. For each stope, a short stope access will be driven to the first cut and then slashed to access subsequent cuts above or below the initial cut.

Mine ventilation will be achieved with surface fans located at exhaust raise locations. Fresh air will enter the mine via the Section 16 production shaft or an intake ventilation raise. Fresh air will travel through primary haulage ways to active mining areas. Fresh air will then enter active stopes via the fresh air stope access drift, pass through the stope and finally exit the stope where the air will be directed toward a one pass only ventilation exhaust raise.

Room-and-pillar mining is a simple, low-capital cost mining method where 70% to 90% recovery can be expected dependent upon the rock strengths and geological structures encountered. Although pillars are anticipated to remain unmined, even with tight backfilling and artificial support, the method is sufficiently flexible to achieve required production rates, control cut-off grades, and maintain safe working conditions. The operational sequence must be modified when mining heights are high (>12 ft) since multi-cuts and stacked pillars (low width-to-height ratios) are required and backfilling must be used to ensure pillar stability. This method becomes a hybrid of the cut-and-fill method in areas where the mineralization is thick (12 ft to 21 ft high) because slender pillars are ineffective for roof support and strong global backfill support must enhance local roof support.

Drift-and-fill methods are well suited for selective precision mining in variable-grade areas and are quite flexible resulting in high extraction ratios. The volume of open ground at any one time is small since drifts are mined and immediately backfilled before adjacent drifts are mined. The development can be placed in the mineralized areas, minimizing waste rock. This method is not well suited for high production rates, unless many stopes are simultaneously opened, which requires a laterally extensive mineralized zone. The cost of local support (roof cabling through multi-cuts) is high because all cuts must be fully supported. This method would be considered in variable high-grade areas, where maximum recovery is desired.

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Open stoping, longhole panel mining is considered a “quasi-precision” underground mining method that can be managed through blasthole loading. High-tonnage production rates can be obtained with a limited number of active stopes and flexible stope layouts accommodate variable mineralized grades. Open stoping is not considered an attractive method here because anticipated roof strengths and stand-up times are too low and support costs could be excessive.

Shortwall and longwall mining methods are capital intensive and are inflexible with steep dips (>8° to 10°) and fault throws. These fixed-dimension methods are unattractive for the mineralization at the Roca Honda Project because of mineable grade variations and the non-tabular shape, which require variable mining configurations. Wall lengths would not be long enough to justify capital and move costs.

Block cave methods are frequently used in massive deposits, especially when the mineralized material is vertically extensive, because extraction is primarily gravity driven. This is not an attractive method in this type of deposit because of the limited vertical extent, need to minimize overburden disturbance (aquifers and at surface), and tonnage is insufficient to justify initial capital cost.

Sublevel caving is similar to block caving, but it can be implemented over smaller volumes. This method works well in steeply dipping tabular deposits since it affords greater grade control and less capital than block cave methods. The method is not amenable for the Roca Honda Project for the same reasons as block caving is not attractive.

Open pit mining is not recommended due to the 2,000 ft depth of the mineralized material body. The cost of waste removal would be excessive.

In summary, these trend-type mineralized deposits will be developed and mined by two modified room-and-pillar methods using ground support during development to ensure roof stability, especially in weak ground conditions.

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With the wide range of mineralized zone thicknesses (from 6 ft to 21 ft) and dips/plunges (from flat to 15°), one of the mining methods selected for Roca Honda is SRP incorporating moderate strength cemented rock fill. This method allows for mobile equipment to be used effectively in the range of dips/plunges encountered at Roca Honda. This method is being recommended for the lower grade mineralized lenses.

DF mining is also recommended for the higher grade mineralized lenses. This method is widely used in other mines with similar ground conditions and will result in higher mining recoveries as the need to leave permanent pillars will be significantly reduced. This method, however, requires a high quality, high strength engineered backfill in order to be successful.

Bulk mining methods were investigated, particularly for the thick (up to 20 ft) zones. One method considered involved mining of the thick zones in staggered primary and secondary panels using engineered cemented backfill. This method was not considered to be applicable due to the weak rock conditions. The low rock strengths and limited stand-up time made this method impractical given the relatively high stope walls, which would be exposed during the benching process.

MINING RECOVERY AND DILUTION

The deposit is relatively flat-lying and will be mined using both SRP stoping in the lower grade zones and DF stoping in the higher grade sections. Dilution is estimated to average 17.1% at a grade of 0.030% U3O8. This relationship includes both low grade and waste material dilution estimates are based on one foot of overbreak in the roof and six inches in the floor of all single lift stopes. In the case of multi-lift stopes, the initial cuts include only six inches of floor dilution. The final cut includes both floor dilution and roof dilution.

To arrive at the Mineral Resources that are potentially mineable in this PEA, RPA used a diluted cut-off grade of 0.110% U3O8, a minimum mining thickness of six feet, and an average calculated mining recovery of 88%. The resource model and underlying data have not changed, however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA.

SHAFT PILLAR CONSIDERATIONS

•	The shaft should be located as near to the centroid of the mineralized structures as possible to minimize haulage distances .

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•	The shaft should not penetrate the Recapture mudstone formation to any appreciable extent to avoid swelling and closure problems when distressed and wet.

•	The shaft should be located at least 400 ft from the major northeast-southwest fault system to minimize the potential for mining-induced stress displacements .

•

The shaft should be at least 350 ft from any high extraction mining so as to avoid having mineralized material tied up in shaft pillar and mining-induced subsidence differential displacements impacting stability of the shaft liner and hoist guide alignment.

GEOTECHNICAL ANALYSIS

The estimated geotechnical conditions determined the mine design parameters. These parameters included support for open spans in both long-term haulages and in short-term drifts within a stope. The support requirements were then used to estimate the cost for ground support.

The approach adopted considers that the empirical methods used for making estimates of the support parameters are based on similar case histories in a range of applicable ground conditions. The use of empirical methods have been shown to be a reasonable approach to assessing ground support as long as anticipated ground conditions are within the data range. Although rock mass strengths at Roca Honda are considered poor to average quality, their Rock Mass Rating (RMR) values are within the data range of the empirical methods.

No analyses beyond these empirical assessments were performed to check the recommended support parameters. Such analyses will be warranted when additional site specific data from underground are available and where analyses might include numerical modelling.

To account for the anticipated variability in rock quality a range of rock mass strengths were considered. For this reason, a range of three anticipated ground conditions were defined: weak, medium, and strong. For each of these we have estimated the percentage of excavations that will be in each ground condition, and thus the type of support required for the type of opening (long-term primary, stope access development, and short-term stope drifts.

The groundwater table is estimated to be at a depth of 886 ft at the Section 16 proposed shaft location (elevation of 6,378 ft amsl, where the ground elevation is 7,264 ft amsl).

DEVELOPMENT AREAS

Stability of open spans in a blocky rock mass is anticipated to be governed by the thickness of bedding in the roof and intersection of joints producing massive sandstone blocks that may be removable into the opening. Stability was analyzed using a simple limit equilibrium method that balanced block loads and support loads. The analysis used the following assumptions.

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•	Drift width = 10 ft

•	Unit weight of roof rock = 145 lb/ft3

•	Max bedding slab thickness = 50% of room width

•	Minimum shear strength of roof rock = 350 psi

The minimum safety factor for bolts is 1.50. The bolts were assumed to be 45 ksi yield steel.

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Main Shaft
Backfill Shaft
16-V7 Vent Shaft
16-V3 Vent Shaft
16-V4 Vent Shaft
16-EE1 Vent Shaft
10-V5 Vent Shaft
10-V6 Vent Shaft
10-EE2 Vent Shaft
NE Deposit - Section 10
Morrison Formation Contact
SW Deposit - Section 16
Decline
Legend:
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Year 11
0 500 1000 1500 2000
Feet
February 2015

Figure 16-3

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Access Ramp Locations

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Figure 16-4

Roca Honda Resources, LLC
Roca Honda Project
McKinley County, New Mexico, U.S.A.
Southwest Deposit
Access Ramp Locations
SW Deposit - Section 16
16-V4 Vent Shaft
16-V3 Vent Shaft
16-EE1
Vent Shaft
16-V7 Vent Shaft
Backfill Shaft
Main Shaft
Decline
0 250 500 750 1000
Feet
Legend:
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Year 11
7500 L
7000 L
6500 L
6000 L
5500 L
5000 L
4500 L
February 2015

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Figure 16-5
Roca Honda Resources, LLC
Roca Honda Project
McKinley County, New Mexico, U.S.A.
Northeast Deposit
Access Ramp Locations
10-V5 Vent Shaft
10-EE2 Vent Shaft
10-V6 Vent Shaft
16-V3 Vent Shaft
Legend:
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Year 11
Decline
NE Deposit - Section 10
8000 L
7500 L
7000 L
6500 L
6000 L
5500 L
5000 L
4500 L
2770500 E
2771000 E
2771500 E
2772000 E
2772500 E
2773000 E
2773500 E
2774000 E
2774500 E
2775000 E
2775500 E
0
250
500
750
1000
Feet
February 2015

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FUTURE DEVELOPMENT
ACTIVE DEVELOPMENT
PREVIOUSLY MINED AND BACKFILLED STOPE
TO INTAKE RAMP
UPPER DRIFT
TO EXHAUST RAMP
STOPE DRIFTING IN PROGRESS (TYP.)
PILLAR MINING IN PROGRESS (TYP.)
BACKFILLING IN PROGRESS (TYP.)
IN STOPE ACCESS RAMP
TO INTAKE RAMP
LOWER DRIFT
TO EXHAUST RAMP
IN STOPE ACCESS RAMP
PREVIOUSLY MINED AND BACKFILLED STOPE (TYP.)
SUBSEQUENT STOPE
STOPE MINING IN PROGRESS
PREVIOUSLY MINED AND BACKFILLED
UPPER DRIFT
STOPE DRIFT (IN PROGRESS)
LOWER DRIFT

Legend:
Permanent Pillar
Future Development
Active Development
Backfilled

Figure 16-6

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Step-Room-and-Pillar Mining Method

February 2015

Source: Roca Honda Resources, 2011.

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TO INTAKE RAMP
UPPER SILL DRIFT
TO EXHAUST RAMP
ORE LIMITS
IN STOPE ACCESS RAMP
TO INTAKE RAMP
LOWER SILL DRIFT
TO EXHAUST RAMP
PREVIOUSLY MINED AND BACKFILLED STOPE
Legend:
Primary Mining Drifts
Secondary Mining Drifts
Tertiary Mining Drifts
Permanent Rib Pillar

Figure 16-7

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Drift-and-Fill Mining Method

February 2015 ***Source: Roca Honda Resources, 2011.***

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UNDERGROUND LAYOUT

MINE DEVELOPMENT

Primary level development will be excavated 12 ft high by 10 ft wide incorporating a semi-circular arched back in the upper 3 ft of the heading. This heading size was selected as the best compromise between the need to minimize the drift excavation dimensions and span due to the relatively weak rock conditions, yet be sufficiently large to allow adequate clearance for suitably sized mobile equipment and the associated piping, electrical and communications cables, services and, most importantly, the 36 in. diameter rigid ventilation ducting. This heading size was also selected as these drifts will be the primary ventilation routes for both intake and exhaust air, most importantly between the production shaft in Section 16 and the Northeast mineralized zone workings.

It is expected that the weak sandstones and shales will degrade from vehicular traffic. The use of roadbase material will therefore be necessary. Roadbeds will be constructed by placing a “Tensar” mesh mat on the floor of the drift to prevent mixing of the weak floor material and the roadbed material. A six-inch layer of screened rock will be placed on the mesh mat. All roads will be ditched and crowned.

The 3,600 ft decline connecting the Southwest and Northeast mineralized zones has been designed as a double heading. This is required for ventilation purposes, both during the driving of the decline as the need for booster fans is eliminated, and for subsequent mining in the Northeast. When completed, one of the decline headings will serve as a dedicated fresh airway connecting the Northeast workings to the Section 16 production shaft fresh air intake. The other decline heading will serve as a dedicated exhaust airway, connecting to the various exhaust boreholes in the Southwest mining area, thus supplementing the exhaust capacity of the boreholes in the Northeast area. Depressurizing of the water in the decline area will precede the initiation of the decline construction, and it will be maintained after completion.

Development productivity calculations were prepared to estimate the rate of advance and the manpower and equipment requirements for the development work. The productivity was developed from first principles with each part of the development cycle time estimated to generate the overall cycle time for development headings.

In all cases, the mucking was assumed to be to a muck bay with re-mucking as a separate activity such that the face could be turned around as rapidly as possible. Truck loading and hauling are considered to be activities that can be undertaken simultaneously with the other activities at the face.

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Over the course of the mine life, a total of 31,564 ft of primary development is scheduled to be excavated. Of this total, 19,799 ft (62.7%) will be driven single face incline and 4,630 ft (14.7%) will be driven single face decline. In addition, 7,135 ft (22.6%) will be driven multi-face decline. The latter relates to the double-decline ramp connecting Sections 9/16 to Section 10.

UNDERGROUND MOBILE EQUIPMENT

A fleet of mobile equipment, suitable for the proposed heading sizes and mining methods, has been selected and quantified. Budget quotes were obtained from equipment suppliers for the production equipment. Service equipment cost estimates were obtained from other recent RPA studies. Equipment needs for development and stoping are almost identical and, as development requirements diminish over time, the equipment is transferred to stoping. This eliminates the need to procure additional mobile equipment as the number of active stopes increases. Mobile equipment requirements are shown in Table 16-2.

TABLE 16-2 MINE EQUIPMENT SUMMARY
Roca Honda Resources LLC – Roca Honda Project

Mobile Equipment	hp	Quantity	Total hp
Jumbo - 1 boom (development)	80	4	320
LHD 3-yd (development)	130	4	520
Materials Handler with man-basket (development)	101	2	202
Roofbolter (development)	80	4	320
Shotcreter (development)	148	2	296
Remix Transporter (development)	200	2	400
Jumbo - 1 boom (stoping)	80	5	400
LHD 1.75-yd (stoping)	75	3	225
LHD 3-yd (stoping)	130	2	260
Roofbolter (stoping)	80	5	400
LHD 1.75-yd Backfill Rammer (stoping)	75	2	150
LHD 3-yd Backfill Rammer (stoping)	130	2	260
Materials Handler with man-basket (stoping)	101	3	303
Truck 16-ton ejector box (development and stoping)	210	8	1,680
LHD 3 yd (shaft station transfer to skip pocket)	130	2	260
Jumbo - 1 boom (spare)	80	1	80
LHD 3-yd (spare)	130	1	130

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Mobile Equipment	hp	Quantity	Total hp
LHD 1.75-yd Backfill Rammer (spare)	75	1	75
LHD 3-yd Backfill Rammer (spare)	130	1	130
Roofbolter (spare)	80	1	80
Truck 16 ton ejector box (spare)	210	1	210
U/G Longhole Drill	73	2	146
Materials Handler with boom	101	2	202
Boom Truck	148	2	296
Caterpillar 272C	90	2	180
Maintenance Utility Vehicle	148	2	296
Pump Crew Utility Vehicle	148	1	148
Electrical Utility Vehicle	74	2	148
Supervision and General Utility Vehicle	22	3	66
Engineering/Geology Utility Vehicle	22	3	66
Surveyor Utility Vehicle	74	1	74
Personnel Transport Vehicle	148	2	296
Grader	110	1	110
Total Mobile Equipment		79	8,729

The Load Haul Dumps (LHDs), trucks, and jumbos will be required for the mine development and will be utilized by contractors for the pre-production period. In operations, these units are expected to experience relatively low utilization, but the fleet size is considered necessary to provide the back-up for this remote site operation.

Equipment will be selected based upon price and support and it is planned to purchase as many units as possible from one supplier to minimize the number of suppliers and to increase the level of common spares.

MINE INFRASTRUCTURE

UNDERGROUND CONVEYANCE

Historically, the size of the mineralized material supplied from the mine to the process plant has not required a crushing circuit. Mineralized material will be dumped into a single dump point feeding the ore pass. The dump will be equipped with a grizzly and rock breaker.

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SPACE REQUIREMENTS

Space requirements for the mine were determined based on the staffing requirements, production rate, type of mining method, and equipment. The mine surface requirements are summarized in Table 16-3.

TABLE 16-3 MINE SURFACE INFRASTRUCTURE SPACE REQUIREMENTS – BUILDINGS
Roca Honda Resources LLC – Roca Honda Project

Area Description	Estimated Square	Comments
	Feet
Mine Dry and Office Building	30,572	2 Floors
Office and Dry	19,528	1st & 2nd floor
Maintenance and Shop	8,160	1st & 2nd floor
Indoor Warehouse	4,080	1st & 2nd floor
Emergency Services Building	3,784
Entrance, Guard Shack and Scale House	1,542
Assay Laboratory Building	320	Trailer
Outdoor Warehouse	9,800	Cold Warehouse is in corner of yard
Cold Warehouse (Not Insulated or heated)	3,200
Explosives Magazine No 1	160
Detonators, Caps and Fuse Magazine No. 2	36
Tank Farm Containment Area	800	20,000 gal
Batch Plant Area	900
Stockpile (At the headframe)	2,500
Waste Stockpile (At the headframe)	2,500

ELECTRICAL DISTRIBUTION

Electrical power will be supplied by existing power lines that transverse the Project mine area. Backup generated power will be supplied by a 5 MW diesel power station located at the site. The power will be generated and distributed about the site at 600 V and 4,160 V. The feed to the mine will be by 4,160 V power cables installed in the decline feeding load centers with 4,160:600 V transformers. Whenthe ventilation raise is in place an additional line may be installed in the raise to provide a loop for power distribution. As an alternative, bore holes may be used as conduit for power lines to the underground mine to provide multiple feeds and to reduce the line loss with the shorter supply cables.

Electrical power will be required at the mobile load centers to provide power for jumbos and fans in the development and production areas. An electrical power supply to the main surface fan locations will also be required.

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A new transmission tap substation at or near Continental Divide Electric Cooperative’s existing Gulf Minerals substation would reduce the transmission level voltage to 25 kV for distribution to the mine site and water treatment plant. The distribution line will be run overhead on poles along existing right of way to the water treatment plant site. The existing cable is not sized properly for the expected load, so it would need to be upgraded. After the distribution line reaches the mine site the overhead distribution will be dropped off at one or more locations as required to service the mine, ventilation fans and de-watering wells.

Power distribution on the mine site includes: main shaft, de-watering pumps, ventilation shafts, and escape shafts. It will be distributed as 25 kV on overhead lines with taps and individual transformers for each location. The main shaft area will have two transformers. One will be 25 kV/4.16 kV to service the hoist and power for the mine. The other transformer will reduce the voltage from 4.16 kV/480 V for the other surface loads around the shaft.

The underground loads include some at 4.16 kV and the rest will be reduced to 480 V or 120/208 V for the other loads as required. All low voltage motors will be started and controlled through standard Motor Control Centers. Medium voltage (MV) motors will be started and controlled with their MV starters.

The site electrical utilization is three phase, 60 Hz, 480 V for all motors 200 hp or less, all motors larger than 200 hp will be 4,160 V. Surface grounding will be per National Electric Code (NEC) requirements and Institute of Electrical and Electronic Engineers (IEEE) 142 standards. Underground grounding will be per Mine Safety and Health Administration (MSHA) requirements.

UNDERGROUND POWER REQUIREMENTS

The estimated power consumption for the underground mining, including ventilation is 1.6 MW as shown in Table 16-4

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TABLE 16-4 ESTIMATED ELECTRICAL LOAD – MINE ONLY
Roca Honda Resources LLC – Roca Honda Project

Load Description
Surface Plant - Main Hoist Area	No.	Unit hp	Connected	Load	Load hp
	Units		hp	Factor
Main Hoist	1	1,000	1,000	80%	800
Compressors	2	150	300	67%	201
Surface Pumps	1	700	700	90%	621
Heat Trace	5	30	150	100%	150
Shop Equipment	1	15	15	40%	6
Hot Water Heaters	1	25	25	70%	18
Lighting	1	15	15	90%	14
Office	1	20	20	40%	8

Surface Plant - Ventilation Shaft Areas
Primary Ventilation Fans	3	150	450	65%	294
Lighting	1	10	10	90%	9
Shops	1	20	20	50%	10
Portable Welder	1	25	25	80%	20

Underground
Shaft Pumps	8	250	2,000	40%	800
Pumps	12	150	1,800	78%	1,401
Secondary Fans	8	50	400	100%	400
Underground Shops	2	100	200	23%	46
Longhole Drill	1	75	75	43%	32
Backfill/Aggregate Mixing Plant	2	100	200	12%	24
Cement Mixing Tank	2	50	100	12%	12
Electrohydraulic Drill Jumbo	8	75	600	24%	144
Rockbolter	8	75	600	24%	144
Shotcreter	1	75	75	24%	18
Lunch Rooms	2	20	40	8%	3
Underground Lighting	1	30	30	58%	17

Subtotals			8,850		5,191
Contingency			10%		10%
Total Connected Horsepower (hp)			9,735
Total Load (hp)					5,710

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WATER TREATMENT PLANT POWER REQUIREMENTS

The Continental Divide Electric Cooperative 25 kV line that provides power to the mine will be extended to provide power for the Water Treatment Plant. At the plant site a 25 kV/480 V transformer will be used to supply power to a motor control center for distribution to the various low voltage loads. A 100 kW back-up power plant supplies emergency power to the water treatment plant.

VENTILATION

One of the major operating costs associated with underground mining is the electrical cost associated with operating a mine’s primary and auxiliary ventilation circuit. In this regard, RPA, in planning Roca Honda’s primary ventilation, has taken steps to minimize the impact that the raise boring development will have on the mine’s development and operating costs. The primary goal will be to maintain a sound work environment.

Roca Honda’s primary ventilation system consists of:

•	A Production Shaft (Section 16 Shaft)

•	Two (9 ft finished diameter) Emergency Egress Raises (Section 16-EE1 and Section 10- EE2)

•	Four (9 ft finished diameter) Ventilation Raises (Section 16-V3, Section 16-V7, Section 10-V5 and Section 10-V6)

The Section 16 Shaft will have an 18 ft finished inside diameter, in which two skips and a man cage will operate.

The two emergency egress raises, Section 16-EE1 and Section 10-EE2, will be a steel-lined, 9 ft finished diameter raise with rope guides for the egress capsule. The egress capsule will be located outside the raise in either the respective emergency egress hoists’ head frames, or immediately below the raise, on the 5260 Level or the 4665 Level, which will reduce impeding airflow.

The remaining ventilation raises, Section 16-V3 through Section 16-V7, are exhaust raises. They are also 9 ft diameter steel-lined raises. While the steel-lining was initially installed for ground control issues, the lining system also appreciably reduces the system’s air resistance.

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It is assumed that the presence of radon and thoron gas from the rock will not be an issue with the correct installation of the proposed ventilation system, and that these contaminants will be appropriately diluted and exhausted with the mine air. Procedures for closing unused areas and for checking areas prior to reopening unventilated areas will be established to ensure that areas are suitably ventilated and that there are no noxious gases present before work commences in a new area or an area, which has been closed for some time.

The mine ventilation air flow was based upon the mine equipment fleet with an estimate of equipment utilization and an additional allowance for losses and additional needs, and the dilution of any deleterious gases such as radon. The mine ventilation requirements, per mining phase, vary from 35,000 cfm during shaft sinking to approximately 1,200,000 cfm at the end of the mine life.

MINE AIR HEATING INTAKE

In light of the sub-zero temperatures at or near the surface and the need to prevent freezing of water lines and ice buildup, the mine air will be heated using direct fired mine air heaters located at the mine air intake. The coldest mean monthly low temperature on record at nearby weather stations was14.4 oF. In sizing the Section 16 Shaft Heating Plant, RPA utilized a 30oF temperature rise to determine the plant’s maximum heating capacity. The mine area heating requirements should be minimal, because of the rock temperatures of the mine. The main shaft will be an intake shaft for ventilation; therefore, cold air will be drawn into the mine at this point.

DEWATERING

The mine is expected to be a “wet” mine and groundwater inflows are expected to be moderate to high with a maximum estimated 2,500 gpm of groundwater inflow initially into the mine. The estimate of groundwater inflow has been based upon the observations of the numerous core drill programs and observations from historical mine and public reports previously developed in the Ambrosia Lake uranium mining subdistrict.

The estimated water inflow is:

•	Groundwater 2,500 gpm

•	Drilling – 2 gpm/ boom – 10 gpm

•	Diamond drilling 10 gpm

•	Mine dust suppression – carried on rock

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All water will be diverted to the base of the decline either along the decline or by boreholes specifically installed for mine drainage.

The main mine dewatering pumps will be designed to operate by automatic controls. The low head pumps at the sump will operate on automatic controls such that high levels in the sump activate the operation of the pumps.

BACKFILL

In the caseof SRP mining, backfill is designed to supplement the carrying capacity of the unmined pillars during the mining process. In this regard, a low strength backfill is sufficient. With DF mining, backfilling of the stope headings is primarily designed to replace pillars and fully support the back of the stope during the mining process. In this context, the backfill needs to be of consistent high quality and high strength.

CRF is the backfill method recommended for use with both of these mining methods. High strength or low strength CRF can be mixed underground then transported, dumped and jammed into place, increasing density through mechanical compaction. Truck, LHD, and jammer placement provide for operational flexibility.

Over the mine life, a total of 2.24 million tons of backfill will be needed with the high strength variety comprising 75% of the total. Of this total, 387,000 tons of underground development waste will be directly placed into stopes. The surface development waste stockpile will contribute 516,000 tons, which includes hoisted waste, surface excavations, main shaft and other mine surface structureexcavations. The remaining 1.34 million tons will be generated from the surface quarry.

The primary source of high strength backfill material will be quarried and screened (concrete quality) surface rock. RHR has recently communicated that an agreement with a local landowner is possible. The location of the quarry has not yet been specifically identified, nor have there been any test work to confirm that surface rock from the site will be suitable for high strength backfill. RHR has estimated the costs of quarrying, screening, and transporting backfill material to the backfill raise to be $9.00 per ton.

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The backfill rock will be transported from the backfill raise to the backfill mixing facilities located at each of the 5260 and 5340 Level shaft stations. The backfill material and cement slurry will be mixed in a 27 in. diameter by 8.5 ft long “pug” mill prior to loading into 17 ton ejector box dump trucks (such as the MTI DT-1604). The truck will then travel to the stope requiring backfill. The telescopic dump box allows for dumping in heights as low as nine feet. In mining zones with heights of nine feet or greater, the truck will dump backfill directly into the stope drift being filled. In lower stope height areas, the truck will dump in the stope access or sill drift and the backfill will then be transported to the backfill area by LHD.

MINE MAINTENANCE

Two shops will be constructed underground in the vicinity of the Section 16 shaft bottom on the 5260 and 5340 levels. The shops include 700 lineal feet of concrete floors with oil collection and separation facilities. The area also contains parts storage, compressors, diesel fuel, hydraulic hoses, communication, lighting and nearby refuge chambers.

The work stations in the shop include areas for welding, vehicle repair, tire repair, and tire storage. It is anticipated that all equipment repairs and rebuilds will be done in these locations. Major equipment repairs, such as engine replacement, will be completed by installing a re-built component overhauled elsewhere and brought into the mine using the main hoist. The larger maintenance work on the mine equipment will be competed in surface heavy equipment shops located adjacent to the White Mesa Mill complex. This work will include all major repairs and major services. The surface shop will be used for the surface and underground mobile equipment at the site.

MISCELLANEOUS

MATERIAL STORAGE

Material storage will be built underground for short term storage of mine supplies such as rock bolts, mesh and ventilation duct and spare fans. These bays will be located near the service area and will be accessed by mobile equipment such as the forklift and tool handler.

COMMUNICATIONS

Most areas of the mine will have access to an underground radio communications system. The system will be installed in the Section 16 shaft, permanent pump stations, maintenance shops, refuge stations, and muck handling facilities at the shaft bottom. Antenna cables will be installed as part of the normal water, air and power lines. Handheld radios will be able to communicate through this line up to 1,250 ft away. The radios have digital and analog capability and can transmit emergency contact and instructions on their display. Separate channels are provided for geology, engineering, contractors, mine production, management, and surface departments. Ninety radios are included in the estimate.

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Emergency hard wired phones are installed in the shaft bottom, emergency escape raises, and refuge chambers to provide a redundant communications path. All communications will have battery backup.

EXPLOSIVES

Detonators, primers and stick powder will be stored in separate approved explosives magazines. All of these explosives will be stored either in the underground magazines and/or the surface explosives magazines.

The main explosive planned for use at the Roca Honda Project is ammonium-nitrate fuel oil (ANFO), which will be supplied in 50-lb bags or in larger capacity tote bags as required. However, there will still be a requirement for packaged slurry explosives and “stick” powder for wet holes or for boosting the ANFO in some applications. These are easily provided by the explosives manufacturer in containers, which will be stored and inventoried. It is assumed that the stopes will be sufficiently dewatered to allow for ANFO to be used as the primary blasting agent.

An average powder factor of 1.34 lb/ton was used for costing purposes. An allowance of 10% of the total explosives for stick powder and package slurry is recommended for purchase and storage on site. A non-electric detonation system will be used with in-the-hole delays on all detonators. A range of delay periods will be required and approximately 45,000 are required for a year of operation. Costs have been based upon the use of Nonel detonators however, RPA recommends that Roca Honda Resources investigate and consider the electronic initiation systems that are now available as this may provide better fragmentation and ground control.

SANITARY SYSTEM AND POTABLE WATER

Potable water for the underground mine will be provided in specific containers that will be resupplied regularly from the site potable water supply. Sanitary facilities in the mine will be approved self-contained units.

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HAULAGEWAY MAINTENANCE

A grader will be included in the equipment fleet for the maintenance of underground roadways.

GRADE CONTROL

Grade control is the responsibility of all personnel who come in contact with the mineralized material on a regular basis. These personnel are the geologists, engineers, production miners; ore control technicians, surveyors, truck drivers, samplers, and metallurgists.

Approximately 100 million pounds of U3O8 has been produced from mines located close to (approximately 15 mi) the Roca Honda Project. The grade control procedures, methods, and key items discussed below are an amalgamation of the information gathered from RHR staff, and other articles from the public domain.

ROCA HONDA GRADE CONTROL

Grade control is a day-to-day mine production activity that must be maintained during underground development and mining. The goals of grade control are to identify the limits of mineralization prior to blasting, accurately account for the tons and grade of the broken material after blasting that will be transferred from the mine to the White Mesa Mill, mine all the mineralized material, and minimize dilution. It should be noted that the Roca Honda should not experience any negative disequilibrium problems. In addition, it was reported by Kerr McGee and others that the mines in the Ambrosia Lake subdistrictgenerally realized a positive reconciliation of the milled tonnage compared to the geological resource model.

Measurements and evaluations can be divided into two general time frames:

(a)

Before blasting: Guide the mining teams by giving them the mineralized volume according to cut-off grade and local stope constraints. This grade control is based on radioactivity measured either by a counter on the working face, by a gamma ray probe in blast holes and long holes, or by a beta/gamma scaler or x-ray counter. Physical samples will also be collected for chemical assay, on a regular basis but not for every blast. The gamma ray probe is the normal method for pre-blast measurements by RHR.

(b)

After blasting: Provide the ability to sort mineralized material and waste, which can become mixed during blasting, so as to avoid milling material that would be too expensive to process (dilution). During loading (mucking), it is possible to segregate the different grades of mineralized materials and waste selectively. The blasted material will be sampled for chemical assay and probed with a Geiger-Müller -type probe or an instrument similar to the Princeton Gamma Tech (PGT) X-Ray Fluorescence Microanalysis System and/or the SAM 940 Handheld Radioisotope. Also, mineralized materials will need to be segregated by land title for royalty purposes. The gamma ray probe is the normal method of post blast measurements planned to be used by RHR.

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Grade control for the Roca Honda Project will be essential in reducing dilution, improving the head-grade to the process plant, and aiding the geology and engineering department with accurately estimating and planning mine development and stope production. Dilution in mines is a major issue that increases costs.

Sampling is used to help optimize the delivery of head grade to the mill, and to separate the different royalty groups. The sampling areas of the underground mine grade control system are listed below:

•	Selected production development and stope blast holes;

•	All development and production blasted material (Muck piles);

•	Development headings and production heading sampling, which would contain, but not be limited to the following areas:

•	Back sampling;

•	Rib sampling;

•	Sill sampling;

•	All underground transfer points (re-muck bays, storage drifts); and

•	Hoisting areas, which include the surface and storage pads located near the Section 16 shaft.

As observed in the above mentioned sampling-location list, grade control will be employed in all areas where the mineralized material-grade type material is handled on a regular basis. The locations where uranium grades can be investigated are all development headings and production stope areas. Certain tasks are necessary in order to have a successful grade control program. The following list of tasks, which are for data collection and analyses, is needed for the successful implementation of the Roca Honda grade control program:

One of the most important methods that needs to be employed for a successful grade program is the visual inspection of face by a well-trained geologist, engineer, technician, or underground mine foreman. RHR’s experience has been that geologists and grade control technicians will become experienced in visually identifying the limits of mineralization for determining the best control method for a given stope.

Precise recordings of all planned and active mining faces, i.e., mine plan and production (as-built) drawings. This mine plan will show the exact location (X, Y, and Z) of all underground workings.

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All development and production headings will be surveyed and measured. Particularly, the following minimum work should be completed as part of the Standard Operating Procedure for grade control:

1.	Sill elevations must be obtained and recorded.

2.	Advance maps must be kept up to date, showing each round with at least five probe readings.

3.

Before drilling of a blast round, vertical and rib holes will be drilled, sampled and probed. The purpose is to determine if the rock surrounding a face contains any significant uranium mineralization. This information must be recorded.

4.

Prior to the design of access drifts, 100 ft to 300 ft long holes must be drilled and probed in advance of work. If no parallel trends or mineralized material extensions are identified, then the access drifts should be planned at the given cut-off grade.

5.	If the stope pillars are mined, pillars will be drilled, sampled, and probed prior to blasting.

An accurate recording of all geological characteristics including: rock type, formation member, sand horizon (A, B, C, or D sand) discontinuities (faults, folds) identified and mapped, alteration, organic content, estimated amount of moisture content, mineralization direction, grade and waste contacts, and potential disequilibrium values. Channel samples should be taken on five-foot centers with a differentiation of lithologies and rock unit colors.

Radioactivity measurements will be recorded either electronically with the probe and/or recorded in a mineralized material control technician’s field book. Once the grade control technician returns to the office, the data will be transferred to the grade control databases for storage and future retrieval.

DISEQUILIBRIUM

Disequilibrium can be an issue in sandstone-hosted uranium deposits within a dynamic hydrologic regime, where mobilization of the uranium into and out of the deposition site results in an overestimation or underestimation of the uranium content, based on radiometric measurements. However, information gathered to date indicates that Roca Honda should not experience a negative disequilibrium problem.

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PRODUCTION SCHEDULE

Geotechnical criteria for underground mining include providing estimates of maximum spans, maximum back area, types and use of ground support, mining orientation relative to stress loading, and maximum rib heights for large openings. These criteria consider the following mining requirements:

•

The mineralized material is concentrated in pods whose mined area will range in width from 200 ft to 500 ft and extend from 200 ft and 2,000 ft in length. The height of the mining seam is expected to vary from 6 ft to 21 ft. In the Southwest mining area, the lenses range in depth from 1,800 ft to 2,100 ft below ground northwest to southeast. In the Northeast mining area, depths of the zones range from 2,100 ft to 2,500 ft.

•	The pod-shaped mineralized material zonesplunge at an average of 3° to southeast (125° bearing) perpendicular to the San Mateo and Ambrosia fault zones. Locally, plunges range from flat to 15°.

•	Mine access will be via shaft on Section 16 with most of the mineralized material structures to the north (Southwest mineralized zone) and northeast (Northeast mineralized zone).

•

The mineralized structures are located in the Westwater Canyon Member of the Morrison Formation in sequential sand units, referred to as (from top to bottom) A, B1, B2, C, and D sands. The vertical extent of the mineralized structures will either bottom-up access or top-down access from the sides of the mineralized structures. Minimum grade cut-off requirements in the variable grade mineralized material zones will result in low-grade unmined blocks of ground within mineralized structures that will remain after mining as pillars.

•

Historic mining is more than two miles from the mineralized structures being considered for current mining. There are no current plans to connect new mining to old historic workings. Therefore, new mining does not need to consider the proximity of the historic workings.

A preliminary conceptual design was based on room-and-pillar mining methods used in the nearby historic mines (Fitch 2010). The mining concept included stopes consisting of developing primary rooms and pillars extending transversely across the mineralized structure the full mineralized structure height for an equivalent 85% recovery ratio. Stope access was via drill/sampling/drainage galleries beneath the mineralized material structure, but above the Recapture Formation. The resource model and underlying data have not changed, however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA.

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The LoM schedule is shown in Section 22 Economic Analysis, and an annual summary of the underground mining schedule and key metrics is presented in Table 16-5. This schedule is based on monthly, crew by crew scheduling, and encompasses the period from the expected receipt of the Mining Permit until the completion of mining. The potentially mineable material is composed of Measured and Indicated Mineral Resources of 2.033 million tons at a diluted grade of 0.365% U3O8, and the potentially mineable Inferred Resources included in this economic analysis are 1.400 million tons at a diluted grade of 0.355% U3O8.

Initial activities include development of primary mine access components including shaft sinking and preliminary station development, blind boring of the exhaust and emergency escape way boreholes and construction of the backfill/aggregate raises. This is followed by the sequential development and stope mining schedules for the 5340, 5260 4465, and 4435 levels. The mine schedule then continues production to the end of the mine life.

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TABLE 16-5 ANNUAL PRODUCTION STATISTICS FROM LIFE-OF-MINE SCHEDULE
Roca Honda Resources, LLC – Roca Honda Project

			Pre-production		Operations
Category	Units	Total	YR -2	YR -1	YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	YR 8	YR
Development (waste)	(000) feet	116.8	1.9	18.8	29.2	19.5	13.8	7.3	8.7	8.2	4.0	4.1	1
Development (Planned Production)	(000) feet	29.5	0.0	1.1	5.7	6.1	4.2	3.9	3.1	2.6	1.3	1.2	0

Planned Production - Section 16	(000) ton	430.6	0.0	0.6	83.2	165.7	148.4	15.5	0.0	0.0	0.0	0.0	17
Planned Production - Section 9	(000) ton	947.7	0.0	13.9	58.3	197.1	224.9	200.1	158.6	51.3	43.5	0.0	0
Planned Production - Section 10	(000) ton	1,992.6	0.0	0.0	26.0	84.8	96.9	195.3	273.2	351.5	325.3	339.5	300

Total Planned Production		3,432.5	0.0	15.2	227.0	449.1	470.2	411.0	431.8	402.8	368.8	339.5	317

Lb U3O8 Contained - Section 16	(000) lb	1,802.7	0.0	2.8	407.8	768.3	535.6	43.6	0.0	0.0	0.0	0.0	44
Lb U3O8 Contained - Section 9	(000) lb	5,958.1	0.0	71.4	327.4	1,281.9	1,293.1	1,442.4	949.6	432.6	159.7	0.0	0
Lb U3O8 Contained - Section 10	(000) lb	17,003.7	0.0	6.3	691.1	743.7	934.3	1,873.6	2,926.1	2,975.5	2,674.5	2,513.8	1,664.

Total lb U3O8 Contained	(000) lb	24,764.6	0.0	80.5	1,426.3	2,794.0	2,763.0	3,359.6	3,875.6	3,408.1	2,834.2	2,513.8	1,709

Waste Produced from Development	(000) ton	821.0	14.8	144.6	205.9	136.8	94.2	48.3	57.8	54.4	26.7	27.1	10
Waste Directly Used as Backfill	(000) ton	386.5	0.0	0.0	35.6	116.1	92.5	13.4	33.9	33.8	25.6	25.3	10
Waste Hoisted to Surface for Stockpiling	(000) ton	434.4	14.8	144.6	170.3	20.6	1.6	35.0	24.0	20.6	1.1	1.8	0
				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Hoisting - Waste + Planned Production	(000) ton	3,866.9	14.8	159.8	397.4	469.7	471.8	446.0	455.8	423.4	369.8	341.4	317

Development Waste Backfill from Surface Stockpile (SRP)	(000) ton	49.2	0.0	0.0	0.0	9.7	34.1	4.6	0.8	0.0	0.0	0.0	0
Development Waste Backfill from Surface Stockpile (DF)	(000) ton	466.7	0.0	3.1	47.2	62.6	75.6	139.5	115.1	20.6	1.1	1.8	0

Imported Backfill from Surface Quarry (SRP)	(000) ton	147.3	0.0	0.0	0.0	0.0	0.0	0.0	1.1	7.9	20.0	28.9	89
Imported Backfill from Surface Quarry (DF)	(000) ton	1,188.3	0.0	3.1	47.2	62.6	75.6	139.5	156.0	221.2	214.2	176.6	92
Imported Roadbed Aggregate from Surface Quarry	(000) ton	71.3	1.1	11.5	17.8	11.9	8.4	4.4	5.3	5.0	2.4	2.5	0

Total Quarried Material	(000) ton	1,406.8	1.1	14.6	65.0	74.5	84.0	144.0	162.4	234.1	236.6	208.0	182

SRP – Step-Room-and-Pillar
DF – Drift-and-Fill

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SCHEDULING ASSUMPTIONS AND RISKS

As indicated in previous sections of this report, development and stope mining productivities used for scheduling purposes have been calculated based on average ground conditions and substantial depressurization and reduction of the volumes of local groundwater inflow. Based on current rock strength testing information, it is estimated that 40% of the ground will be very weak, 40% average and 20% stronger than average. It can be expected, therefore, that, in some instances, ground conditions or water flows will be better than the average, but more often, will be significantly worse than average. Whenever higher than expected groundwater inflows or weaker rocks are encountered, productivities will be significantly reduced and the ability to meet the development and production targets included in this schedule will be challenging.

In the Southwest mineralized zones, dedicated definition drilling and dewatering drifts will be located below the mineralized horizons. The scheduled elapsed time between the definition and dewatering of a specific stoping block, the subsequent development of stope accesses followed by the initiation of mining, has been maximized. This approach should result in improved ground and water inflow conditions, enhancing the probability of meeting schedule targets. In the Northeast mineralized zones, due to the proximity of the mineralized horizons to the Recapture Zone, definition drilling and dewatering is undertaken sequentially and the dewatering efficiency will therefore be reduced.

HEALTH AND SAFETY

Refuge stations will be provided for all personnel who are not able to reach the designated emergency escape route in the regulated timeframe. Two types of stations will be used; one is permanent chambers constructed near the shaft and ventilation raises lower levels while the other is a mobile, self-contained, unit that is part of the mining and development crew’s equipment. The permanent stations have a capacity of 50 people and are equipped with first aid supplies, firefighting supplies, bulkhead and ventilation cloth, sanitary facilities, communications, seating and tables, food stuffs, compressed air, and water, as required by Federal and State laws. The stations will normally serve as lunch rooms or training and conference rooms and will be accessed through a metal door that can be made air tight.

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All crews will be issued TLDs to monitor the exposure to radiation in the work place. Records will be maintained and exposure limits will be set such that if workers are exposed to radiation above a certain limit they will be moved to a different work area to reduce their exposure and to maintain safe working conditions. In addition, radon and thoron (radon isotope produced by thorium) levels within the mine, and plant air would be monitored to ensure that mine ventilation is sufficient to reduce radon and thoron to acceptable concentrations.

Site crews will be trained in mine rescue procedures and a mine rescue station will be set up and equipped to respond to an emergency. An ambulance will be maintained at the site for use on surface, and fully equipped first aid rooms will be set up and maintained underground and on the surface. There will be first aid coverage at the site at all times. A helipad will be constructed.

Surface firefighting equipment will be kept on site, and hydrants and hose stations for firefighting will be installed at strategic locations on surface.

RADIOACTIVE MATERIAL LICENSE REQUIREMENTS

MINE

Since conventional uranium mining does not involve the processing of “source material” as defined under the US Atomic Energy Act (AEA), a uranium mine is not a facility that requires a radioactive material license from the United States Nuclear Regulatory Commission (US NRC) or an Agreement State* under the AEA. The AEA defines source material as (10 CFR 40.4):

(1) Uranium or thorium, or any combination thereof, in any physical or chemical form or (2) ores which contain by weight one-twentieth of one percent (0.05%) or more of: (i) Uranium, (ii) thorium or (iii) any combination thereof. Source material does not include special nuclear material.

However, exemptions under 10 CFR 40.13 define “unimportant quantities of source material” to include “unrefined and unprocessed ore containing source material.” Accordingly, unprocessed (not yet milled) uranium ore is not licensable material under the AEA and therefore uranium mines in the US do not need radioactive material licenses.

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A radiological public exposure limit of 10 millirem/year (mrem/yr) from radon released from mine shafts and vents is established by the EPA at 40 CFR 61, Subpart B, National Emission Standards for Radon Emissions from Uranium Mines. In the design phase of the mine, preliminary HVAC and related facility design information will be used in combination with local meteorological and demographic information to demonstrate that compliance to this standard will be achievable.

MILL

The US NRC establishes a radiological exposure limit of 100 mrem/yr to a member of the public from all releases (radionuclide particulates and radon) from any licensed facility at 10 CFR 20.1301. An applicant for a source material license (e.g., for a conventional uranium mill or in-situ recovery (ISR) must provide to the US NRC with the license application an analysis demonstrating that compliance to this standard will be achievable during operations (e.g., see NRC Regulatory Guide 3.8, Preparation of Environmental Reports for Uranium Mills, Section 5.2.3) and to demonstrate that the design is as low as reasonably achievable (ALARA) (prior to availability of effluent and environmental monitoring data during operations).

Details of the White Mesa Mill’s existing permits and licences are included in Section 20.

FUTURE MINING

In addition to the potential mineable material included in the LoM plan presented above, there are Indicated and Inferred Resources located outside of the mine plan, but within the Roca Honda Project area. Additional mine planning and exploration is recommended to allow the development of the most efficient exploration and exploitation plan for the additional resources.

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17 RECOVERY METHODS

The ore produced from the Roca Honda Project is planned to be milled at the Energy Fuels’ owned White Mesa Mill located near Blanding, Utah. The White Mesa Mill was originally built in 1980. Since construction, the White Mesa Mill has processed approximately five million tons of uranium and vanadium containing ores from Arizona, Colorado, and Utah. The White Mesa Mill is currently operated on a campaign basis to produce yellowcake (U3O8). It can also process alternate feed materials.

Capable of processing 2,000 stpd, the White Mesa Mill will process mineralized materials from the Roca Honda Project, other Energy Fuels’ uranium mines as well as potential toll milling ores for other producers in the area, and alternate feed material. This report only addresses the costs and revenues of the Roca Honda Project including project specific costs at the White Mesa Mill. The location of the White Mesa Mill is included as Figure 17-1. The site features of the White Mesa Mill are shown in Figure 17-2.

The White Mesa Mill process is described in the following sections and the flow sheet is shown in Figure 17-3.

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2180000
2190000
2200000
2210000
2220000
2230000
2240000
2250000
2260000
2270000
10220000
10210000
10200000
10190000
10180000
10170000
10160000
10150000
10140000
191
95
White Mesa
Mill Site
Blanding City Boundary
Land Ownership
Federal (BLM)
Federal (U.S. Forest Service)
Private
State (Trust Land)
Tribal
Source: Roca Honda Resources, 2015.
UTAH
R 2 2 E
R 2 3 E
T37S
T38S
Red outline denotes
White Mesa Mill boundary
State Plane Coordinate System
Utah, Southern Zone, US Foot
NAD 83
0 1 2 4 Kilometers
0 1 2 4 Miles
February 2015

Figure 17-1

Roca Honda Resources, LLC

Roca Honda Project

San Juan County, Utah, U.S.A.

White Mesa Mill Location Map

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2211000
2212000
2213000
2214000
2215000
2216000
2217000
2218000
2219000
2220000
2221000
2222000
10171000
10170000
10169000
10168000
10167000
10166000
10165000
10164000
10163000
10162000
10161000
Mill Area Inset Map
0 200 400 800 Feet
LNG Storage
Substation
Acid Storage
Ore Pad
SAG Mill
Grizzly
Pre-Leach Clarifier
Leaching
Packaging
CCD
Ammonia Storage
Salt Storage
Alternate Feed Circuit
Shop/ Warehouse
Truck Wash
Uranium/ Vanadium SX
Office/Lab
Finished Product Storage
Truck Scale
Parking
Mill Area
See inset map for detail
Cell 1
Cell 2
Cell 3
Cell 4B
Cell 4A
191
Mill Feature
Mill Boundary
Mill Claim/Lease

Source: Roca Honda Resources, 2015.

UTAH
Red outline denotes White Mesa Mill boundary
State Plane Coordinate System Utah, Southern Zone, US Foot NAD 83
0 100 200 400 Meters
0 400 800 1,600 Feet
R 22 E
R 23 E
T37S
T38S
24 19 20 21 22 23
25 30 29 28 27 26
36 31 32 33 34 35
01 06 05 04 03 02
12 07 08 09 10 11
13 18 17 16 15 14

Figure 17-2

Roca Honda Resources, LLC

Roca Honda Project

San Juan County, Utah, U.S.A.

White Mesa Mill - Site Map

February 2015

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CCD Overflow
Water Addition
240 Gal/Ton
Acid Addition
130 Lbs/Ton
Heat Addition
60°C
Chlorate Addition
3.5 Lbs/Ton
Ore Pad
Sag Mill
Pre Leach
Pre Leach
Clarifier
Clarifier
Underflow
Leach Circuit
CCD Circuit
CCD
Underflow
Clarifier Overflow
Tailing Cells
Kerosene Addition
0.5 Gal/Ton
Acidifeld Brine
0.1 Gal/Ton
Ammonia Addition
1 Gal/Ton
Heat Addition
650°C
SX Circuit
Precipitation
Drying
Packaging
Barren Leach Solution

Figure 17-3

Roca Honda Resources, LLC

Roca Honda Project

San Juan County, Utah, U.S.A.

White Mesa Mill
Diagram Flow Sheet

February 2015

Source: Energy Fuels Resources (USA) Inc., 2015.

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ORE RECEIVING

Ore will be hauled from the Roca Honda Mine to the White Mesa Mill in 24-ton highway haul trucks. When trucks arrive at the White Mesa Mill, they are weighed and probed prior to stockpiling. Samples are collected to measure the dry weight, and to perform amenability testing for process control. Trucks are washed in a contained area, and scanned for gamma radiation prior to leaving the White Mesa Mill site.

GRINDING

A front end loader will transfer the mineralized material from the stockpiles to the White Mesa Mill through the 20 in. stationary grizzly and into the ore receiving hopper. The ore is then transferred to the 6 ft by 18 ft diameter semi-autogenous grinding (SAG) mill via a 54 in. wide conveyor belt. Water is added with the ore into the SAG mill where the grinding is accomplished. The SAG mill is operated in closed circuit with vibrating screens. The coarse material, P80 +28 mesh (28 openings per linear inch) is returned back to the SAG mill for additional grinding and the P80 -28 mesh portion is pumped to the pulp (wet) storage tanks.

The pulp storage tanks are three 35 ft diameter by 35 ft high mechanically agitated tanks. These tanks serve two basic purposes. First, they provide storage capacity for the ore prior to chemical processing; and second, they provide a facility for blending the various types of ore prior to processing.

LEACHING

From the pulp storage tanks, pre-leach and leaching are employed to dissolve the uranium. A hot, strong acid treatment is utilized in the second stage in order to obtain adequate recoveries. This results in high concentrations of free acid in solution. Therefore, a first stage "acid kill" is employed, which is referred to as pre-leach. Ore from the pulp storage tanks is metered into the pre-leach tanks at the desired flow rate. The slurried ore from the pulp storage tanks will usually be about 50% solids mixed with 50% water. This slurry is mixed in the pre-leach tanks with a strong acid solution from the counter current decantation (CCD) circuit resulting in a density of approximately 22% solids. This step is employed to neutralize the excess acid from the second stage leach with raw ore. By doing this, not only is the excess acid partially neutralized, but some leaching occurs in the pre-leach circuit, and less acid is needed in the second stage leach. The pre-leach ore flows by gravity to the pre-leach thickener. Here, flocculent is added and the solids are separated from the liquid. The underflow solids are pumped into the second stage leach circuit where acid, heat, and an oxidant (sodium chlorate) are added. About three hours retention time is expected to be needed in the seven second stage leach tanks. Each tank has an agitator to keep the solids in suspension. The discharge from the leach circuit is a slurry consisting of solids and a sulfuric acid solution with dissolved uranium and vanadium. The leach slurry is then pumped to the CCD circuit for washing and solid liquid separation. The liquid or solution from the pre-leach thickener overflow is pumped first to the clarifier and then the SX feed tank.

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COUNTER CURRENT DECANTATION

The CCD circuit consists of a series of thickeners in which the pulp (underflow) goes in one direction, while the uranium/vanadium bearing solution (overflow) goes in a counter current direction. The solids settle to the bottom of the first thickener tank and flocculant is added to each thickener feed to increase the settling rate of the solids. As the pulp is pumped from one thickener to the next, it is gradually depleted of its uranium and vanadium. When the pulp leaves the last thickener, it is essentially barren waste that is disposed of in the tailings cells.

Eight thickeners are utilized in the CCD circuit to wash the acidic uranium bearing liquids from the leached solids. Water or barren solutions are added to the No. 8 thickener and flow counter-current to the solids. As the solution advances toward the No. 1 thickener it carries the dissolved uranium. Conversely the solids become washed of the uranium as they advance toward the last thickener. By the time the solids are washed through the seven stages of thickening they are 99% free of soluble uranium and may be pumped to the tailings pond. The clear overflow solution from No. 1 CCD thickener advances through the pre-leach circuit and pre-leach thickener as previously explained and to the clarifier, which is an additional thickener giving one more step in order to settle any suspended solids prior to advancing the solution to the solvent extraction (SX) circuit.

TAILINGS MANAGEMENT

Tailings solutions (approximately 50% solids) are pumped to the tailings cells for permanent disposal. The sands are allowed to settle and the solutions are transferred to the evaporation cells prior to reuse in the milling process. Additional details on the tailings cells and mill water balance are discussed in the White Mesa Mill portion of Section 19 - Project Infrastructure.

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SOLVENT EXTRACTION

The primary purpose of the uranium solvent extraction (SX) circuit is to concentrate the uranium. This circuit has two functions. First, the uranium is transferred from the aqueous acid solution to an immiscible organic liquid by ion exchange. Alamine 336 is a long chain tertiary amine that is used to extract the uranium compound. Then a reverse ion exchange process strips the uranium from the solvent, using aqueous sodium carbonate. As previously noted, the solution extraction (SX) circuit is utilized to selectively remove the dissolved uranium from the clarified leach solution. Dissolved uranium is loaded on kerosene advancing counter currently to the leach solution. The uranium-loaded kerosene and leach solution are allowed to settle where the loaded kerosene floats to the top allowing for separation. The uranium barren leach solution is pumped back to the CCD circuit to be used as wash water. The loaded organic is transferred to the stripping circuit where acidified brine (stripping solution) is added and strips the uranium from the kerosene. Within the SX circuit, the uranium concentrations increase by a factor of four when loading on the kerosene and again by a factor of ten when removed by the stripping solution. The barren kerosene is returned to the start of the SX circuit. The loaded strip solution is transferred to the precipitation circuit.

With respect to impurities removal, the SX circuit of the White Mesa Mill is highly selective to uranium and consistently produces yellowcake in the 98% to 99% purity range. This includes ores that contain vanadium, arsenic, and selenium which have shown to be problematic with other uranium recovery methods. The White Mesa Mill has a vanadium recovery circuit, but it is only operated when the head grades are greater than 2 g/L vanadium. This high of a head grade is only expected when the vanadium to uranium ratio is greater than 3:1. Vanadium recovery is not anticipated from the Roca Honda mineralized material based on the low vanadium content.

PRECIPITATION, DRYING AND PACKAGING

In the precipitation circuit the uranium, which up to this point has been in solution, is caused to precipitate or actually "fall out" of the solution. The addition of ammonia, air, and heat to the precipitation circuit causes the uranium to become insoluble in the acid strip solution. During precipitation, the uranium solution is continuously agitated to keep the solid particles of uranium in suspension. Leaving the precipitation circuit, the uranium, now a solid particle in suspension, rather than in solution, is pumped to a two-stage thickener circuit where the solid uranium particles are allowed to settle to the bottom of the tank. From the bottom of the thickener tank the precipitated uranium in the form of a slurry, about 50% solids, is pumped to an acid re-dissolve tank and then mixed with wash water again. The solution is then precipitated again with ammonia and allowed to settle in the second thickener. The slurry from the second thickener is de-watered in a centrifuge. From this centrifuge, the solid uranium product is pumped to the multiple hearth dryer. In the dryer, the product is dried at approximately 1,200ºF, which dewaters the uranium oxide further and also burns off additional impurities. From the dryer, the uranium oxide (U3O8) concentrated to +95%, is stored in a surge bin and packaged in 55-gallon drums. These drums are then labeled and readied for shipment.

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WHITE MESA MILL UPGRADES

ROCA HONDA PROJECT SPECIFIC UPGRADES

The White Mesa Mill was refurbished in 2009, and it does not require any plant related upgrades to process the Roca Honda ore. Additional tailings capacity will be required to facilitate permanent storage of the tailings sands and barren solutions. There are additional, permitted areas available for future tailings storage beyond the current capacity of 3.5 Mt.

The White Mesa Mill is currently licensed to construct Cell 1, Cell 2, Cell 3, Cell 4A, and Cell 4B. Cell 1 is strictly an evaporation pond, and it will continue to be used as one. Cell 1, Cell 2, Cell 3, Cell 4A, and Cell 4B have been built and are currently used for tailings-related process storage. Cell 2 and Cell 3 have been used for tailings disposal over the life of the White Mesa Mill to date. Cell 4A is the current tailings disposal cell, and it has 1.5 million tons (Mt) of capacity remaining. Cell 4B has all of its original two (2) million tons (Mt) of capacity remaining, because it has only been used as a water evaporation pond. Cell 4B was constructed in 2011 at a cost of US$12 million. The estimated cost to reclaim Cell 4B is $2.5 million. The tailing capacity replacement has been estimated at US$5/t of tailings for the Roca Honda ore.

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The processing parameters obtained from historical production of the Grants District ores and from the Kerr-McGee metallurgical test work have been shown to be similar to the ores milled in 2009 and 2010 at the White Mesa Mill.

PROCESS DESIGN CRITERIA

The principal design criteria selected are tabulated below in Table 17-1. The process operation parameters will be finalized following testing of site specific metallurgical samples. Required reagents and mill labor is discussed in Section 21 – Capital and Operating Costs of this report.

TABLE 17-1 PRINCIPAL PROCESS OPERATION CRITERIA
Roca Honda Resources LLC – Roca Honda Project

General	Criteria
Processing rate	547,500 stpa
1,800 stpd
Feed grade	0.365 % uranium
Uranium circuit
Final grind	80% passing 28 Mesh
Typical sulfuric acid consumption	150 lb/t
Final concentrate mass	122 lb/ft3
Product assay	97 % U3O8
Recovery to final concentrate	95% uranium in feed

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18 PROJECT INFRASTRUCTURE

Infrastructure at the Roca Honda mine has been designed to accommodate all mining and transportation requirements. This includes offices, mine dry, warehousing, stockpiles, standby generators, fuelling station, rapid response services, equipment utilities, and workshops.

The Roca Honda Project area is an undeveloped site with gravel road access and no site facilities. The White Mesa Mill is an operating uranium mill six miles from Blanding, Utah with good paved road access on US Highway 191 from the Roca Honda mine site. The proposed Roca Honda Project layout is shown in Figure 16-1. The White Mesa Mill layout is shown in Figure 16-2.

ROCA HONDA ROADS AND ACCESS

Site roads will be required to access the following locations from the mine complex:

•	Mine shaft

•	Dewatering wells

•	Water treatment plant

•	Mine fresh air raises, two escape way raises, and mine air heater

•	Four secondary mine exhaust raises

•	Water reclaim area

Site roads will be low-speed, two lane and single lane roads with turnouts to permit vehicles to meet.

A parking area for employee and company vehicles will be provided beside the mine offices.

ACCESS ROAD FROM THE MINE TO THE WHITE MESA MILL

The access road from the site to Highway 605 will be improved during haul road construction. All other roads are paved and in place.

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MATERIAL HANDLING AND STORAGE

The storage area at the mine will require space for fuel storage and some bulk materials storage. The yards will be designed to divert surface drainage away from roads and storage yards and appropriate spill response plans will be developed for the various products that are to be handled in the area.

Mine development material will be either be hoisted to the surface and either used for surface construction or stockpiled in storage areas for backfill and reclamation, in temporary locations for run of mine (RoM) mineralized material, or used as backfill in underground excavated areas. The stockpiles of RoM material will subsequently be used as plant feed.

PRODUCT SHIPMENTS

All mill related product storage is in place and shown on Figure 16-2.

Dried yellowcake will be packaged in appropriately labeled, Department of Transportation (DOT)-approved, 55 gal drums, each containing 650 lb to 1,000 lb of dry yellowcake. Yellowcake is classified by the DOT as radioactive material of Low Specific Activity according to 49 Code of Federal Regulations (CFR) 172-178 (CFR, 1976). Each drum will be labeled on two sides with the drum number, net yellowcake weight, and radioactivity stickers labeled “Low Specific Activity” and “Caution - Radioactive Material.”

MINE AND MILL FACILITIES

ROCA HONDA MINE

Offices for site management personnel will be located within the operations complex at the mine. These will include administration, management, mine, process, and maintenance personnel. Mine personnel will have offices in the mine administration building.

WAREHOUSE FACILITIES

A central warehouse located on surface will be established at the mine site. The heated indoor storage will be supplemented with an organized container storage yard and some outdoor lay down area. The warehouse area will be manned by a purchasing agent and an assistant.

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MAINTENANCE FACILITIES

The surface maintenance shop will be used for maintenance of all surface and limited, small underground equipment at the mine site. The underground fleet and part of the surface fleet will see service through the year.

The planned underground shop will have service bays for heavy equipment as well as space for light equipment. The shop will be equipped with an overhead crane for servicing equipment.

A machine shop with milling tools, a lathe, saws, and work benches will be installed to provide emergency replacement of parts, if necessary. There will be a welding bay for the repair of boxes and buckets and other welding jobs.

FUEL FACILITIES

Fuel will be loaded at Grants, New Mexico for transport to the mine. A bermed fuel storage area; containing diesel fuel tank(s) will be provided along the main haul access road at the mine and mill areas. This area will include a fuel load out from tankers and dispensing station for vehicles. Fuel dispensing will be monitored to provide documentation of use and environmental compliance. The storage areas will be lined with an impermeable liner and the berm will be large enough to contain the required quantity of fuel based upon storage regulations.

MINE POWER

Electricity is available at the substation with power coming from the New Mexico Energy grid. A new overhead transmission line supplies power to the mine. Back up diesel generation of 5 MW will be required at the mine in case of a power failure. Standby diesel generators for the mine, dewatering wells, water treatment plant will be required, and will be installed in a separate powerhouse so that a major failure or loss of the main power house does not impact the standby units.

MINE WASTE STOCKPILE AREA

The mine waste stockpile has been sized at 11 acres. No special handling is required for the mine waste rock. Mine waste will be placed directly on the ground after the topsoil stripping and grubbing has been completed. The mine waste rock will be hauled from the mine to the stockpile, placed, and spread. This size waste stockpile will accommodate a total of 0.35 million cubicyards of mine waste. Mine development waste will only be stockpiled during initial development and the stockpile is sized assuming that most development waste will be used as backfill during mining operations.

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WHITE MESA MILL

There is office space for the administration, technical, mill and maintenance personnel in a central office location at the White Mesa Mill facility.

MILL POWER

Total online power for the White Mesa Mill is presented in Table 18-1. Electrical loads were inventoried from existing equipment. The majority of electrical components installed are low voltage 460 V. Medium voltage, 4,160 V, is used for the SAG mill.

TABLE 18-1 WHITE MESA MILL PLANT ESTIMATED ELECTRICAL LOAD
Roca Honda Resources LLC – Roca Honda Project

Connected Load Rating	hp	kW	kVA
SAG Mill	700	567	651
All Pumps	604	489	615
Conveyors/Feeders/Screens	94	76	95
Agitators/Settlers/Mixers	550	446	512
CCD	200	162	186
Presses/Flocculant	22	18	23
Fans/Scrubbers/Cranes	45	36	42
Bag House/Miscellaneous	91	65	81
Totals	2,306	1,859	2,205

Operating Load Rating
SAG Mill	581	471	540
All Pumps	451	358	449
Conveyors/Feeders/Screens	71	55	68
Agitators/Settlers/Mixers	457	370	425
CCD	166	134	154
Presses/Flocculants	17	14	18
Fans/Scrubbers/Cranes	37	30	35
Bag House/Miscellaneous	58	48	60
Totals	1,838	1,480	1,749

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MILL MAKEUP WATER

Fresh water to be used in the uranium leach plant is provided by four existing on site wells.

WHITE MESA TAILINGS MANAGEMENT

GENERAL

The White Mesa Mill is currently licenced to construct Cell 1, Cell 2, Cell 3, Cell 4A, and Cell 4B. Cell 1 is strictly an evaporation pond and will continue to be used as one. Cell 2 and Cell 3 have been used for tailings disposal over the life of the White Mesa Mill. Cell 4A is the current tailings disposal cell and has 1.5 million tons of capacity remaining and Cell 4B has all of its original 2.0 million tons of capacity remaining as it has only been used as a evaporation pond. The next 2 Cells to be installed have already been designed and will be permitted as needed. Tailing cell liner systems are installed to protect groundwater resources.

Cell 4B was constructed in 2011 at a cost of $12 million. The estimated cost to reclaim Cell 4B is $2.5 million. The tailing capacity replacement has been estimated at $5/st of tailings for the Roca Honda ore.

The construction will be scheduled to ensure that there is always sufficient storage capacity available in the facility to avoid overtopping if a major storm event occurs. The embankment provides sufficient freeboard to safely accommodate the supernatant pond and Environmental Design Storm event, combined with wave run-up. A spillway is included to pass the Inflow Design Flood event.

TAILINGS WATER MANAGEMENT

Process solutions are stored in a combination of Cell 1, Cell 4A, or Cell 4B, depending on water storage and evaporation needs.

Water handling records are reported to the State of Utah quarterly to comply with the Groundwater Discharge permit (No. UGW37004).

TAILINGS DEWATERING

During tailings deposition in the tailings cells, solutions are drawn from the cell to maintain capacity for additional tailing solids. When the cells fill to capacity, reclamation is commenced and solutions are continued to be removed from the solids to further protect groundwater resources.

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LAYOUT AND DESIGN

The White Mesa Mill site and tailings locations are shown on Figure 16-2. Cell 1, Cell 2, and Cell 3 were installed prior to 40 acre limit being imposed by the US EPA.

TAILINGS PROPERTIES

Mill tailings will be acidic with a pH ranging from one to three. Uranium grade in the tailings should average below 0.02% assuming a 95% recovery of uranium in the mill.

DIVERSION STRUCTURES

Three stormwater diversions currently protect the White Mesa Mill area and tailings cells from large storm events.

SURFACE EQUIPMENT

The surface equipment fleet at the mine will be required for site services on a year round basis plus the seasonal demands of the annual concentrate shipment and resupply. The surface mobile equipment at the mine and mill will be required to support the operation. In light of the potential to hire local equipment from Grants, New Mexico or other local area communities, it will not be necessary to be completely self-sufficient. The White Mesa Mill surface equipment comprises the equipment already on-site.

A list of the surface mobile equipment for the mine is shown in Table 18-2.

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TABLE 18-2 SURFACE EQUIPMENT FLEET
Roca Honda Resources LLC – Roca Honda Project

Area	Units	Primary Uses
Warehouse/Water Treatment Plant/Pipeline Maintenance
Fork lift	1	Freight Handling, Pipelines, General
Bobcat	1	Mine Clean Up
HDPE Pipe Welder	1	Water Supply/Dewatering/Tailings Lines
Surface
Fuel Trucks	1	Fuel Haul
Container Trailers	1	Container Moves
Pick-up Truck	2	Garbage/Maintenance/Inspection
Management
Pick-up Truck	2	Management
Vans For Crews	4	Crew Transportation
Ambulance	1	Emergency Rescue
Fire Truck	1	Fire Fighting
Spill Response	1

SECURITY

In view of the remote nature of the mine site, there is little risk to the general public and little risk of public access to the site. There will be occasional visitors in summer, who will come to the site by passenger vehicles. Such visitors will be met with signs and personnel who will explain that this is a private mine and mill site, and visitors are not allowed on site and there are no services available. There will be manned security stations at entrance locations on the mine and mill sites.

Where necessary, fencing will be installed to keep wildlife out of areas such as the reagent storage. The use of containers for storage will minimize the requirement for such fencing.

The White Mesa Mill is fenced. All visitors are required to check in and they are required to have an RHR escort.

MEDICAL FACILITY

The medical facilities at each site (mine or mill) will consist of an appropriately-supplied first aid station, and there will be appropriately qualified first aid personnel on site and on call at all times. First aid rooms will be located in the mine office and mill office complex areas.

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An ambulance will be available on site for the transport of injured personnel to the first aid stations and or site helipad. Seriously injured personnel will be evacuated from the mine site by helicopter to Albuquerque, New Mexico or Grand Junction, Colorado in the case of a serious injury at the White Mesa Mill. The ambulance will be certified for operation. A helipad will be constructed at the mine site.

A fire truck will be available on site to respond to surface fire incidents. The surface fire brigade will be a combination of personnel from the site.

Mine rescue gear will be purchased and located within a mine rescue training area in the office complex. Mine rescue personnel will be selected and trained as required under the Mine Safety and Health Administration Rules.

LANDFILL

Garbage will be collected periodically and shipped to the appropriate municipal landfill. Recyclable materials will be collected separately and shipped out annually for processing. A waste management site will be established for the long term storage of waste materials. All waste generated at the White Mesa Mill is disposed of in dedicated areas of the tailing cells.

GREYWATER AND SEWAGE TREATMENT

The greywater and sewage from the mine will be sent to separate sewage treatment facilities (Biodisk or equivalent) after which the water will be discharged. Solids in the sewage treatment units will be removed on an annual basis and disposed at the appropriate municipal treatment facility. The White Mesa Mill utilizes a septic system and leach field to treat sanitary sewage.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

The uranium market is controlled by a few traders on both the supply and the demand side. The value of world primary source uranium production is approximately US$5.5 billion per year. That is less than ten percent of the value of newly mined gold production or newly mined copper production.

SUPPLY

According to the International Atomic Energy Agency/OECD Nuclear Energy Agency “Red Book”, world uranium requirements totaled more than 61,600 t U in 2012 and are expected to decrease to 59,370 t U in 2013. In 2011, 2012 and 2013, uranium was produced in 21 different countries, with Germany, Hungary and France producing small amounts of uranium only as the result of mine remediation activities (Bulgaria did not report uranium recovery from mine remediation for the 2014 edition of the Red Book; hence there is one less producing country than in 2010). Kazakhstan’s growth in production continued, albeit at a slower pace, and it remains the world’s largest producer with 21,240 t U produced in 2012 and 22,500 t U expected in 2013. In 2012, production in Kazakhstan amounted to more than the combined 2012 production of Canada and Australia, respectively, the second and third largest producers.

Niger produced 4,822 t U in 2012, which is only slightly more than Namibia which produced 4,653 t U. The top five producing countries (Kazakhstan, Canada, Australia, Niger, and Namibia) retained their dominance accounting for 79% of world production in 2012. Eleven countries, Kazakhstan (36%), Canada (15%), Australia (12%), Namibia (8%), Niger (8%), the Russian Federation (5%), Uzbekistan (4%) and the United States (3%), China (2%), Malawi (2%), and Ukraine (2%) accounted for approximately 97% of world production. In 2013, world uranium production (59,370 t U) provided 100% of world reactor requirements with Kazakhstan, Canada, and Australia accounting for 65% of the production.

In 2013, eight companies marketed 82% of the world's uranium mine production. In 1990, 55% of world production came from underground mines, but since then ISR mining has steadily increased its share of the total. In 2013, underground/open pit mines accounted for 47%, while ISR accounted for 46% with remaining coming from by-product and secondary sources.

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DEMAND

Demand is primarily as a source for nuclear power plants. The use of nuclear power generation plants has become increasingly acceptable politically. Both China and India have indicated an intention to increase the percentage of power generated by nuclear plants. The largest increase in demand will come from those two countries.

Because the time required for the permitting, financing, and construction of power plants the increase in demand will be slow. It can be concluded that the demand side of the market is expected to grow, slowly in the near term, but increasingly over the long term. Most, but not all current projections, show that the market will be in a slight oversupply balance in the near term moving into an undersupply balance as early as 2020. Some analysts project a near term undersupply.

PRICE

The key to understanding any mineral market is knowing how the mineral price is determined. There are generally considered to be two prices in the uranium market: 1) long term contract prices, and 2) spot prices. These are published by companies that provide marketing support to the industry with UxC being the most commonly followed price report. Over the long term price follows the classic market force of supply demand balance with a “speculative” investment market that creates price volatility.

There is also a budding futures market for uranium. That, coupled with a “speculative” demand market, may have increased the volatility in the uranium price.

The average annual uranium spot price is shown in Figure 19-1. It may be seen that the price has varied from US$10.00 per pound of U3O8 in 2000 to almost US$100 per pound in 2007. The current uranium spot price is approximately US$39 per pound.

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FIGURE 19-1 AVERAGE ANNUAL PRICE – SPOT MARKET 2000-2014

Source: http://ycharts.com/indicators/uranium_spot_price

Figure 19-2 is an example of forecasts by some of the world’s major banks and uranium traders long-term price. The use of a $65/lb uranium price in this PEA can be considered reasonable if one compares the forecast of uranium price in Figure 19-2.

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FIGURE 19-2 MAJOR BANK URANIUM PRICE FORECAST – 2013

Source: http://www.investorsguru.com/ViewNewsletter.html?id=177

CONTRACTS

At this time, RHR has not entered into any long term agreements for the provision of materials, supplies or labor for the Project. The construction and operations will require negotiation and execution of a number of contracts for the supply of materials, services and supplies.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ROCA HONDA RESOURCES ENVIRONMENTAL POLICY

As a steward of the land and resources in its charge, RHR is committed to working for the wellbeing of its employees and the communities in which it operates. RHR is committed to achieving excellence in all aspects of its operations, in particular health, safety, radiological and environmental protection. It will do so by implementing corporate health, safety and community relations policies and procedures, as well as regulatory requirements and best management practices.

Specifically, RHR will implement the following actions:

•	Integrate corporate and site-specific environment, health, safety and emergency preparedness policies, management systems, programs and plans with the goal of continuous improvement;

•	Design and operate its facilities to ensure compliance with regulatory and Company requirements and minimize risks to employee and community health and safety and the environment;

•	Meet or exceed all regulatory requirements with respect to protection of environmental resources;

•	Train and equip employees with the understanding, skills and facilities to achieve an injury-free, safe workplace and to fulfill the Company’s environmental obligations;

•	Require on-site contractors to implement practices consistent with Company health, safety, radiological and environmental protection policies, procedures and plans;

•	Train employees and on-site contractors to the site- and job-specific health, safety, radiological and environmental plans;

•	Encourage resource conservation and pollution prevention measures among employees and site contactors;

•	Provide information and training for the safe handling, use, transport, and disposal of radiological and other hazardous materials;

•	Operate radiological areas as low as reasonably achievable;

•	Educate employees on practices to improve on-the-job safety;

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•	Conduct regular health, safety, radiological, quality assurance and environmental protection audits, identifying and implementing corrective actions as necessary ; and

•	Communicate openly and on a timely basis with employees, the public, government agencies, and other stakeholders on activities involving health, safety, and environmental issues.

Extensive environmental baseline studies have been completed for the Roca Honda site. A mine permit application was submitted in October 2009, revised in 2011 and deemed administratively complete. The permit application is now undergoing technical review. A Draft EIS was issued by the USFS in February 2013. An ROD and Final EIS is scheduled to be completed by December 2016.

A summary of the major observed baseline conditions, possible risks and mitigation measures are discussed below.

ROCA HONDA

SURFACE FEATURES

Jesus Mesa occupies approximately half of Section 9 and slopes into Section 10. The top and upper portion of the mesa is sparsely vegetated, and the perimeter of the mesa consists of sandstone ledges with areas of exposed shale, particularly to the south of the mesa. The landscape southwest, north, and southeast of the mesa is moderately vegetated, and the slopes are dissected by drainages ranging from a few feet to 40 ft deep.

A local drainage basin, beginning from the base of Jesus Mesa in Section 9, runs south and southwest just east of the center of Section 16. There are also smaller drainages generally running southeast from the highest point in Section 16 on an unnamed mesa at 7,292 ft. Drainages exist on both the west and east sides of this mesa, with steep slopes and cliffs up to 50 ft high. Section 16 is moderately vegetated.

BASELINE STUDIES

RHR prepared an environmental baseline analysis to support a mine permit application. The Baseline Data Report was prepared in 2009 and revised in 2011 to detail baseline environmental conditions at the mine site. Since that time the report has been supplemented as needed to better describe water quality and quantity, wildlife and wildlife habitat, and vegetation resources within the Project area. Details of all baseline activities are documented in the report, and continually updated as needed.

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MINE SITE

Environmental Baseline Studies for the mine site were begun in 2006. Methods and results of work to date were documented in the Baseline Data Report and Sampling and Analysis Plan submitted in October 2009 and revised in 2011 to the New Mexico Mining and Minerals Division and the U.S. Forest Service (Cibola National Forest).

The Roca Honda Project area is sparsely populated, rural, and largely undeveloped. The predominant land uses include low density grazing, limited agricultural production, and recreational activities such as hiking, sightseeing, picnicking, firewood gathering, and seasonal hunting.

MILL SITE

Strathmore Resources had previously planned to construct a new mill to process ore from the mine on property owned by Roca Honda Resources about 15 mi north of the mine site. Extensive environmental characterization studies were completed to support permit applications but a source material license application was never submitted to the U.S. Nuclear Regulatory Commission, the federal agency charged with permitting uranium processing facilities. Although Energy Fuels now intends to transport uranium ore to its wholly–owned White Mesa Mill in Blanding, Utah, the baseline studies completed at the proposed mill site would be valuable for future permitting purposes if market conditions eventually justified a “local” mill.

The White Mesa Mill operations and monitoring stations are monitored daily with monthly and quarterly reports to the State of Utah, to demonstrate compliance with State and Federal regulations.

PRIOR MINING ACTIVITIES

No prior mining operations, which may have affected the Project area, exist on the proposed mine area. There were, however, more than 400 historic exploration boreholes drilled from the late 1960s to the early 1980s in various locations throughout the Project area. Additionally, some of the property immediately surrounding the Project area contains drill holes to varying degrees; however, RHR has no knowledge of particular drilling locations in these areas. Field inspections of the these areas conducted in conjunction with other field activities revealed occasional pipe and other markers that may identify possible drill hole locations, but they cannot be confirmed as such. In addition to the drill holes themselves, the USGS mapped a network of drill roads present mainly in Section 9 and 10 that accessed the drill sites. Most of these roads have naturally re-vegetated, but are largely still passable.

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HYDROGEOLOGY

The Roca Honda Project area is located in the southeastern part of the San Juan structural basin, within the southeast part of the Ambrosia Lake uranium subdistrict, which was the site of previous uranium mining and associated mine dewatering activities from the 1960s through the 1980s. The Project area lies within the Bluewater Underground Water Basin as extended by the New Mexico Office of the State Engineer on May 14, 1976.

Large amounts of data on groundwater exist for the San Juan Basin because the area contains deposits of recoverable uranium and valuable groundwater resources. The USGS, the New Mexico Bureau of Mines and Mineral Resources, and the New Mexico State Engineer cooperated in several hydrogeological studies of the San Juan Basin, which have described area aquifers and compiled and analyzed groundwater quality data and estimates of hydraulic parameter values (Brod and Stone 1981, Frenzel and Lyford 1982, Stone et al. 1983, Craigg et al. 1989, Dam et al. 1990, Dam 1995, and Craigg 2001). Moreover, as part of the Regional Aquifer System Analysis program, the USGS developed a steady–state multi–aquifer groundwater flow model of the San Juan Basin (Kernodle 1996). Roca Honda Resources developed a comprehensive and accurate model of groundwater occurrences in the southern portion of the San Juan Basin in support of mine permitting efforts. The model was accepted by the New Mexico State Engineer’s Office in 2013 as part of the mine dewatering permit process.

The RocaHonda Project area is approximately three miles northwest of the Mt. Taylor uranium mine formerly operated by Gulf Mineral Resources Company and others, and it is now owned by Rio Grande Resources Corporation (General Atomics). This mine was dewatered during the 1970s and early 1980s. Groundwater quality data and hydraulic parameter estimates were collected both at the Mt. Taylor mine and at various mines west of the Roca Honda Project area in the Ambrosia Lake subdistrict (NMEI 1974, GMRC 1979, and Kelley et al. 1980). The groundwater quality and hydraulic characteristics of the Westwater Canyon Member of the Morrison Formation were re-evaluated more recently during site licensing in the Crownpoint and Church Rock areas (HRI 1988 and 1991 and US NRC 1997).

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Historic exploratory drilling conducted by others, and more recent drilling conducted by RHR, determined that the strata beneath the Project area represent the same sequence of rocks found in the San Juan structural Basin.

Potentiometric data collected from wells in and near the Project area indicate that groundwater moves continuously through the Project area in the same aquifers found to the west. The aquifers and aquitards encountered in the Project area likely have hydraulic characteristics similar to those found in the same units elsewhere in the San Juan structural Basin.

In general, the hydraulically significant structural features of the southeastern San Juan Basin have been previously identified, and the groundwater quality and hydraulic characteristics of the aquifers in the Roca Honda Project area are expected to lie within the ranges identified in previous studies. RHR has compiled the relevant published and unpublished groundwater information near the Project area. This effort included an inventory of wells previously identified in published and unpublished reports as being present within a ten mile radius of the Roca Honda Project area. The inventory includes location, completion dates, well depth, producing formation, measured water levels, and availability of chemical data for each well. The wells were field-checked and RHR incorporated some of them, along with three wells drilled by RHR within the Project area, into a quarterly water quality sampling program. The well data inventory, earlier studies, recent drilling by RHR, and the water quality sampling program provide a great deal of baseline information for the groundwater in and adjacent to the Project area. To date, RHR has collected four years of water quality data, contracted Intera Geosciences and Engineering (Intera) to complete a groundwater model and conducted an onsite pump test in May 2010.

SURFACE HYDROLOGY

Watercourses in the vicinity of the RHR Project area are identified as ephemeral, intermittent, or perennial. San Mateo Creek is part of the Rio Grande drainage basin as a tributary of the Rio San Jose. The Rio San Jose joins the Rio Puerco west of the city of Las Lunas and the Rio Puerco confluences with the Rio Grande near the community of Bernardo, south of the town of Belen, New Mexico.

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The headwaters of San Mateo Creek are on the north flank of Mt. Taylor. One branch heads in San Mateo Canyon above the community of San Mateo and drains down San Mateo Canyon, while the other drains the San Mateo arch/Jesus Mesa area via Marquez and Maruca canyons. Within the San Mateo Canyon branch, springs maintain a small perennial flow that is captured in San Mateo Reservoir, located above the community of San Mateo. Field investigations conducted by RHR during 2009 and 2010 have determined that from San Mateo downstream to a pond on the Lee Ranch, San Mateo Creek is an intermittent stream that has flow when water is being diverted from the reservoir for irrigation purposes and during high rainfall events. The creek is ephemeral downstream of the pond.

POLITICAL DISCUSSION

The development of clean, sustainable energy is a goal supported by the Government of New Mexico. The state appears to be moving in a pro-development, pro-energy direction, and recent discussions between RHR representatives and the State of New Mexico government indicate support within the administration for developing nuclear energy-related projects, including uranium mining.

Sensitivity related to development of the Roca Honda Project exists relative to the historic use and cultural significance of the area to the native peoples, whose use of the area dates to prehistoric times. Archaeological evidence indicates that the Anasazi, Basketmaker, and Pueblo cultures have all used the Project area and, more recently, the Navajo and Anglo cultures as well.

In April 2008, the USFS determined that certain areas of Mt. Taylor and certain surrounding forest property, known commonly as the Mt. Taylor Traditional Cultural Property (TCP), were eligible for listing on the National Register of Historic Places (NRHP). Sections 9 and 10 of the Project area are within the boundary of the proposed USFS Mount Taylor TCP. Additionally, Section 11, through which access will be gained to Section 10, is also in the TCP. Figure 20-1 indicates the boundary of the TCP.

Although the State designation was contested in court, the New Mexico Supreme Court ultimately upheld the TCP designation. Designation of a TCP does not preclude mineral development or prohibit mining operations within the TCP; it just adds another layer of regulatory review and opportunity for stakeholders in the Section 106 Consultation process to seek more mitigation than might otherwise be required.

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POTENTIAL IMPACTS OF THE PROPOSED MINE

Impacts to water resources at and around the Roca Honda Project area were evaluated as part of a groundwater model report produced for RHR by Intera (Nov. 4, 2011). The Roca Honda Project could impact area water resources in three ways:

1.

Depressurizing of the mine may cause local water level declines within the confined aquifer system present in the Westwater Canyon Member of the Morrison Formation. Water levels in the Dakota Sandstone, and possibly sandstone units in the lower part of the Mancos Shale may be locally affected. It is unlikely that depressurizing will impact water levels in the aquifers relied on by water users in the San Mateo area, who use wells that produce from the shallow aquifers in the alluvium, i.e., the Menefee Formation, and the Point Lookout Sandstone. These geologic units are from 2,000 ft to 2,300 ft above the units to be dewatered. Groundwater in aquifers below the Westwater Canyon Member will not be impacted by mine dewatering because an aquitard, the Recapture Shale Member of the Morrison Formation, underlies the Westwater Canyon Member and separates the aquifers.

2.

Shallow aquifers, which may be vulnerable to potential impacts from facility activity or from discharged water include the alluvium, the Point Lookout Sandstone, and the Dalton Sandstone Member of the Crevasse Canyon Formation. Although the Menefee Formation is used as an aquifer in the San Mateo Creek watershed, it is not present down gradient of the proposed surface facility area. It is present, however, beneath colluvium in the SE¼ Section 10.

3.

The treated mine water will be piped to the community of Milan to assist in recharging the Rio San Jose. An influx of this quantity of water into the overlying soil/alluvium found in the irrigated area will likely raise the water table. The water produced from depressurizing activities will be treated to state and federal water discharge standards. Therefore, there will be no adverse impact on water quality within the alluvial aquifer or other formations recharged by the discharge where they outcrop in the arroyo.

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McKinley Co.
Cibola Co.
Mt. Taylor
Grants
Sandoval Co.
Bernalillo Co.
Roca Honda Permit Area
USFS TCP Boundary
New Mexico CPRC TCP Boundary
County Boundary

Source: Roca Honda Resources, 2015.

New Mexico
R08W R08W
T14N
T13N
36 31 32 33 34 35
1 6 5 4 3 2
12 7 8 9 10 11
13 18 17 16 15 14 13
24 19 20 21 22 23 24

Red outline denotes project area

State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83

0 2 4 8 Kilometres

0 2 4 8 Miles

Figure 20-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

USFS TCP and New Mexico TCP Boundaries

February 2015

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Groundwater in aquifers below the Westwater Canyon Member will not be impacted by mine depressurizing because geologic units of low vertical permeability underlie the Westwater Canyon Member and separate the Westwater Canyon Member from underlying aquifers. Specifically, the mine workings will be in the Westwater Canyon Member, and the shaft will extend through the Westwater Canyon Member a few tens of feet into the underlying aquitard, the Recapture Member of the Morrison Formation.

Groundwater flow modeling was performed to estimate the impacts of mine depressurizing on ground and surface water systems in and near the Project area. The model predicted that the maximum drawdown in the Gallup Sandstone causes a 10 ft drawdown contour to extend no further than the Project area; the maximum drawdown in the Dakota Sandstone causes a 10 ft drawdown contour to extend approximately to a 2,000 ft radius around the shaft; and the maximum drawdown in the Westwater Canyon Member causes a 10 ft drawdown contour to extend eight to ten miles out from the mine areas. These drawdowns would be expected to cause temporary water level declines in wells in each of these three formations within these radii. Since the Gallup and Dakota Sandstones are only depressurized during shaft sinking, recovery of these aquifers begins shortly after shaft sinking is complete. Recovery in the Westwater Canyon Member does not begin until mining operations and depressurizing has ceased. The New Mexico Office of the State Engineer (NMOSE) determined that three domestic wells would be impacted by dewatering of the Westwater Canyon Member. Those wells are subject to Plans of Replacement approved by the NMOSE. RHR will be responsible for supplying water to or drilling new wells for those three well owners.

The potential impact of mine depressurizing on perennial stream systems was analyzed using the RIVER package of MODFLOW-2000. The groundwater flow model simulated that the impact of depressurizing on area streams would be negligible. As part of the mine dewatering permit process, RHR demonstrated that potential impacts to seeps and springs, including those of primary concern to downstream pueblos, would be undetectable to insignificant.

All stormwater runoff within the mine site or from disturbed areas will either be diverted around the disturbed areas or captured and conveyed to stormwater retention ponds so there will be no surface discharge of water from the site. All chemical, fuel, and explosives storage areas will be bermed to contain potential spills or leaks. All mine water and water pumped from dewatering wells will be conveyed to a lined surge pond and passed through the water treatment plant to meet discharge standards prior to release via the reuse pipeline. Consequently no detrimental impacts to surface water resources are expected to occur.

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PROJECT PERMITTING

ROCA HONDA PERMITTING

PERMITTING REQUIREMENTS - STATE

Mine permitting authority in New Mexico resides primarily with the Mining and Minerals Division (MMD) of the New Mexico Energy, Minerals, and Natural Resources Department. The permitting process entails preparation of three major documents: a Sampling and Analysis Plan, a Baseline Data Report, and a Mining, Operations and Reclamation Plan. In October 2009, RHR submitted a five volume Mine Permit application to the MMD that included a detailed Sampling and Analysis Plan, a Baseline Data Report, Mining Operations Plan, and a Reclamation Plan. MMD determined that the application was administratively complete in November 2009 and commenced a technical review of the application documents.

The New Mexico Environment Department (NMED) regulates mining operations through the issuance of a Discharge Permit and establishment of standards for discharges or potential releases from mining operations. The Discharge Permit requires characterization of all materials or structures (e.g., waste rock piles) that could be exposed to environmental dispersal agents, and designs for all systems that will be used to prevent or control potential releases to the environment (e.g., liner systems for ponds). RHR submitted a Discharge Permit application to the NMED in January 2009.

Mine dewatering is regulated by the New Mexico Office of the State Engineer (NMOSE) through approval of a Mine Dewatering Permit. Under the Mine Dewatering Act, the applicant is required to provide a Plan of Replacement for wells or other water sources that could be impaired by the proposed dewatering activities over the Projected life of the mine. Water pumped from the mine is considered “produced” water and conveys no water right but can used for beneficial purposes. RHR submitted a mine dewatering permit application in August 2011.

These three permit applications constitute the major State approvals needed for new mining projects in New Mexico. Most of the planned mine facilities would be located in Section 16 on State lands. Therefore a Mining Lease is also required from the New Mexico State Land Office (NMSLO) to authorize mine development and operation. RHR obtained a State Mining Lease for Section 16 in November 2004.

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PERMITTING REQUIREMENTS- FEDERAL

Sections 9, 10, and 11 are Federally-owned lands managed by the USFS. Prior to any development or mining activities on those lands, the Cibola National Forest (CNF) must prepare an EIS for the Project. RHR submitted a Plan of Operations to the CNF in October 2009 and the CNF issued a Notice of Intent to prepare an EIS in November 2010.

Following the publication of the Notice of Intent, the MMD, NMED, the State Historic Preservation Office (SHPO) and the New Mexico Division of Game and Fish (NMDG&F) signed a Memorandum of Understanding (MOU) with RHR and the USFS, agreeing to participate in a “mutually beneficial, cooperative relationship” in preparing the EIS. MMD is a cooperating agency (with the USFS), but it must also prepare a separate Environmental Evaluation (EE) of the Project. As part of the MOU, MMD agreed to use the EIS prepared by the USFS as the basis for the EE. The SHPO is involved in the Section 106 consultation process and must review and approve the reports prepared by the USFS, and sign off on the Memorandum of Agreement when it is complete.

Other Federal approvals needed are a discharge permit (NPDES) for the dewatering pipeline and approval of radon releases from the mine under the National Emission Standards for Hazardous Air Pollutants (NESHAPS), both issued by the U.S. Environmental Protection Agency (EPA). RHR applied for an NPDES permit in April 2012. A NESHAPS notification will be submitted to EPA at least 18 months before shaft construction is anticipated to begin.

Table 20-1 lists the major permits needed to construct a new underground uranium mine on federal land in the State of New Mexico. Because there would be no processing or concentrating of natural ore at the mine site, no U.S. Nuclear Regulatory Commission (NRC) approvals are needed.

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TABLE 20-1 MAJOR AND MINOR ROCA HONDA PERMITS
Roca Honda Resources LLC – Roca Honda Project

Agency	Permit or Approval
Federal
U.S. Forest Service	Plan of Operations (plan)
Special use permits (right-of ways, etc.)
U.S. Army Corps of Engineers	Nationwide 44 Permit (Section 404 compliance)
U.S. Environmental Protection Agency	Spill Prevention Control and Countermeasures Plan (SPCC)
Notification of Hazardous Waste Activity
Storm Water Pollution Prevention Plan (SWPPP)
Subpart A of the Radionuclide National Emission Standards for
Hazardous Air Pollutants (NESHAPs)
National Pollutant Discharge Elimination System (NPDES) permit
U.S. Fish and Wildlife Service	Threatened and Endangered Species (Section 7 Consultation)
Federal Communications Commission	Radio authorizations
U.S. Department of Transportation	Requirements for transport and handling of radioactive material including ore
Treasury Department (Bureau of Alcohol,	Explosives use permits
Tobacco, Firearms and Explosives)
Mine Safety and Health Administration	Mine Identification Number
Legal Identity Report
Ground Control Plan
Miner Training Plan
Worker exposure standards
State
New Mexico Energy, Minerals and	New Mine Permit
Natural Resources, Department, Mining
and Minerals Division
New Mexico Environment Department	Discharge Permit
Groundwater Bureau
New Mexico Environment Department	Public water supply system
Drinking Water Bureau
New Mexico Environment Department	Solid Waste System Permit
Waste Management Bureau
New Mexico Environment Department	Registration of diesel and petroleum tanks
Petroleum Storage Tank Bureau
New Mexico Environment Department	Radiation Control License for Nuclear Dentistry Gauge
Radiation Control Bureau
New Mexico Office of the State Engineer	Permit to Appropriate Waters
Mine Dewatering Permit
Dam Safety
Drilling Permit
New Mexico State Land Office	Mining Lease (Sec. 16)
Commercial Lease
New Mexico Game & Fish Department	Wildlife consultation
State Historic Preservation Office	Section 106 (NHPA) consultation
New Mexico Department of	Road Access
Transportation	ROW and Pipeline Construction
McKinley County
Building Department	Building Permits
Septic System Approval

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CURRENT PERMIT STATUS

The status of major, long-lead time permits as of February 1, 2015 follows.

USFS EIS

The CNF issued a Draft EIS for the Roca Honda mine to the public in March 2013. Since then, the CNF and its third party contractor have been preparing responses to comments on the DEIS and working through the Section 106 Consultation process as required by the National Historic Preservation Act. RHR recently requested that the final EIS include evaluation of an alternate mine dewatering pipeline plan that would deliver water to a different drainage than was evaluated in the Draft EIS. In response to this request, the CNF has indicated that preparation of a Supplemental EIS will be necessary. Current expectations are that preparation of a supplemental EIS document will take most of 2015. The USFS projects that issuance of a final EIS and completion of the Memorandum of Agreement required under the Section 106 consultation process will occur in the fourth quarter 2016.

Permit to Mine

The MMD has issued several rounds of comments based on their technical review of the Mine Permit application documents, all of which have been addressed. Recent discussions confirm that MMD will evaluate the southern reuse pipeline option as part of the existing permit application. MMD has also prepared a Scope of Work for the Environmental Evaluation and confirmed that it can be derived from the EIS and modified as needed to meet specific state regulatory requirements.

Discharge Permit

The NMED has completed its administrative and technical review of the Discharge Permit application. In order to evaluate the southern pipeline discharge alternative, NMED requested a Work Plan describing how possible impacts from the discharge will be characterized and monitored. RHR is presently conducting geophysical surveys and other characterization work of the proposed discharge area in the Rio San Jose. RHR expects that a draft discharge permit can be prepared within six months of submittal of the results of the work plan.

Mine Dewatering Permit

On-going discussions with Acoma Pueblo intended to resolve their concerns have been fruitful and withdrawal of the dewatering permit appeal is anticipated in early 2015. Acoma Pueblo has stated that it will withdraw the appeal, subject to two conditions that RHR has recently satisfied. The first is a formal commitment to pursue the southern dewatering pipeline alternative that would convey treated water to the Rio San Jose, a normally dry drainage some 20 mi south of the mine that runs through Acoma Pueblo lands. The second condition is that the water treatment plant will produce clean water that meets applicable water quality standards. Bench test work completed under the direction of Pennoni Associates demonstrates that the treated water will meet all applicable criteria.

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State Mining Lease

The New Mexico State Land Office has agreed to rely on the results of the EIS and State mine permitting processes to address environmental considerations pertinent to development of a mine on the lease land. The lease is currently in effect but will need to be amended or extended if production from Section 16 does not commence by November 2019. A Commercial Lease may also be needed to allow stockpiling of materials from off-lease (i.e. Sections 9 and10) although that requirement is unclear.

Other Permits Status

The U.S. Army Corps of Engineers has been involved in the EIS process since inception and has indicated that it will issue a “Nationwide” 44 permit for the Project, which involves a less onerous approval process than that required for an individual permit. The NPDES application was submitted to EPA in April 2012 and is currently being amended to incorporate the southern reuse pipeline alternative. As noted earlier, RHR will prepare a NESHAPS notice to the EPA at least 18 months prior to commencing shaft construction work.

At the State level, the NMED must determine that the Project as designed will achieve compliance with all applicable air and water quality standards. NMED has determined an air quality permit to construct and operate is not needed for the Project. Certification of compliance with State water quality standards will be provided as part of the MMD permitting process. A Stormwater Pollution Prevention Plan will need to be filed the State and EPA prior to construction activities.

Resource studies and engineering work to support the new discharge pipeline plan are currently underway, using qualified third party consulting firms. In parallel, RHR staff are revising relevant sections of the NMED Discharge Permit and the MMD Permit to Mine applications to incorporate the new mine discharge alternative. Other permits or notifications shown in Table 20-1 are of secondary importance and can be obtained within the time frame projected for the EIS and Permit to Mine. Those permits include solid waste disposal permits, construction permits for the dewatering pipeline, and highway access permits from the New Mexico Department of Transportation.

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The overall permitting process has been delayed by RHR’s proposal for a new mine dewatering option that was not previously considered. Regulatory agencies, elected officials, and the Acoma Pueblo are very supportive of the new alternative that would discharge treated water into the Rio San Jose where it could be used by a variety of parties including the Acoma and Laguna Pueblos. Although there will be permitting delays while the USFS prepares a Supplemental EIS to address this alternative, and other permit applications are revised, RHR expects that the new alternative will reduce opposition to the Project. Additionally, the likelihood of successful appeals or challenges to approvals once issued will be diminished.

SOCIAL OR COMMUNITY REQUIREMENTS

The public participation process was initiated in late 2010, with scoping meetings held in Grants and Gallup to fully inform the local citizens of RHR’s mining plans and to allow for their input. This was part of the EIS process. RHR will continue to provide Local, State and Federal agencies with additional detailed design information regarding the Project as it is developed and respond to agency comments. RHR staff maintain frequent communication with representatives of local governmental entities and organizations, and uses local contractors whenever possible for Project development work. In addition, RHR has also been involved in on-going discussions with interested stakeholders, most notably the Acoma and Laguna Pueblos.

ARCHAEOLOGICAL AND TRADITIONAL CULTURAL PROPERTY

Consideration of archaeological and cultural resources is an important part of the USFS and State of New Mexico permitting processes. Initial cultural resource surveys of the Roca Honda Project area were conducted by Lone Mountain Archaeological Services, Inc. (LMASI) in 2006. Prior to the field survey, a literature search was conducted of the National Register of Historic Places (NRHP), the State Register of Cultural Properties, the Archaeological Records Management Section of the State Historic Preservation Division (HPD), and the Cibola National Forest Office in Albuquerque, New Mexico. Following the literature search, detailed field surveys were completed to identify cultural resources within the Project area boundary and proposed accesscorridors, so that appropriate mitigation measures could be implemented in advance of any construction and operations. Archaeological sites were inventoried and mapped and as required by the State of New Mexico SHPO and USFS regulations. Detailed inventory reports prepared by LMASI and submitted to the USFS and SHPO for review.

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RHR has designed all anticipated surface disturbances to avoid the archeological sites identified during the initial and follow-up surveys, wherever possible. The footprint of proposed surface disturbances, including all mine site construction and access routes, was located on a map provided to LMASI for their review and field checked to determine potential impacts to archaeology sites. Although facility layouts were adjusted to avoid eligible archaeological sites wherever feasible to do so, LMASI identified several sites that could be affected by construction or operations. Mitigation of possible impacts to such sites will be required, likely in the form of data recovery prior to disturbance.

In conjunction with the EIS, Section 106 of the National Historic Preservation Act requires the USFS to consult with potentially affected parties including Native American communities. A significant consultation process is underway to ensure that Native communities and other stakeholders have the opportunity to express concerns and provide comments. RHR will continue to work with the State and federal agencies, and respective Native communities to addressall issues and develop appropriate mitigation measures, particularly for archaeological sites that may be disturbed by Project development.

MINE CLOSURE REQUIREMENTS

ROCA HONDA RECLAMATION

Reclamation and closure of the entire mine and mill plant facilities will be conducted in accordance with the methods and commitments made in the Mining, Operations and Reclamation Plan (MORP), as amended.

Reclamation and closure will be based on the following general objectives:

•	Reclamation goals and objectives will be considered during design and planning of construction and operations;

•	Concurrent (progressive) reclamation will be implemented where possible;

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•	Upon cessation of operations, the areas will be decommissioned and rehabilitated to allow for future land use as guided by the federal, state and local agencies; and

•	Reclamation and closure will ensure that long-term physical and chemical stability is provided.

The initial reclamation and closure plan prepared for the mine and mill plant facilities will be living documents that will be updated throughout the Project’s life to reflect changing conditions and the input of the applicable federal and state regulatory agencies.

The primary reclamation activities will involve backfilling mine workings, removal of surface facilities and infrastructure, re-contouring and scarifying disturbed areas, applying stockpiled organics, and re-vegetation in accordance with seed mixtures and methods specified in the MORP.

RECLAMATION AND CLOSURE

A detailed closure plan will be developed for the Project. The closure plan will be developed using the guidelines noted above. The total calculated closure and reclamation costs for the Roca Honda Project are currently estimated to be $11.9 million as used in the economic cash flows. The reclamation estimate for the Roca Honda Mine is estimated to be US$3.4 million.

RHR will be required to post a reclamation performance bond with the State of New Mexico prior to approval of the Permit to Mine. The New Mexico Mining and Minerals Division (MMD) regulations allow for phased bonding so RHR intends to bond initially for approximately $1,000,000 to cover the cost of plugging the Phase 1 dewatering wells, removing the associated piping, and reclaiming the access roads, water treatment plant, and storm water retention pond. The USFS has agreed to accept the bond required by MMD so dual bonding will not be necessary.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COST ESTIMATE

The capital cost estimate summarized in Table 21-1 covers the life of the Project and includes initial capital costs, expansion capital costs, and end-of-mine-life recovery of working capital. All capital costs are in first quarter 2015 United States dollars.

TABLE 21-1 CAPITAL COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Capital Cost Area	Units	Project	Pre-production	Production
		Capital Totals	(Years -4 to 0)	(1 to 11)
Underground Mine	US$ (000)	127,229	127,229	-
Mill	US$ (000)	-	-	-
Surface Infrastructure	US$ (000)	46,893	46,893	-
Surface Infrastructure Indirects	US$ (000)	29,148	27,146	2,001
Working Capital	US$ (000)	-	5,075	(5,075)
Exploration	US$ (000)	2,517	2,517	-
Sustaining Capital	US$ (000)	71,972	-	71,972
Closure & Reclamation	US$ (000)	3,400	-	3,400
Total Capital Before Contingency	US$ (000)	281,159	208,861	72,298

Contingency	US$ (000)	45,354	44,978	375
Total Capital Cost With Contingency	US$ (000)	326,512	253,839	72,673

Working capital costs, related to the time between the shipment from the site and the receipt of payment for the products, are not included in the capital cost estimate in Table 21-1, but are included in the Project cash flow.

CAPITAL COST EXCLUSIONS

The capital costs do not include:

•	Costs to obtain permits

•	Costs for feasibility study

•	Project financing and interest charges

•	Escalation during construction

•	Sales and use taxes

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•	Any additional civil, concrete work due to the adverse soil condition and location

•	Import duties and custom fees

•	Costs of fluctuations in currency exchanges

•	Sunk costs

•	Pilot Plant and other test work

•	Corporate administration costs in Santa Fe, New Mexico and Lakewood, Colorado

•	Exploration activities

•	Salvage value of assets

CAPITAL COST ESTIMATE DETAILS

MINE AND SURFACE CAPITAL COST ESTIMATE

Mine equipment will be purchased through the pre-production period. Mine development includes activities prior to mine stope development. Ventilation and escapeway raise development costs include conventional raise boring and contractor costs.

SURFACE INFRASTRUCTURE AND EQUIPMENT

Surface equipment is estimated using new equipment. Used equipment is estimated for low use equipment such as the grader and cranes.

Infrastructure includes roads, yards, power and supplies storage needs for Roca Honda Project including the materials handling requirements at White Mesa Mill.

WHITE MESA MILL

The White Mesa Mill is fully permitted, has all necessary Federal, State, and NRC licenses, and is currently operating as a viable uranium mill. It also has all of the necessary impoundment structures.

SURFACE INDIRECT COSTS AND TOTAL INDIRECT COSTS

The surface infrastructure indirect costs are estimated to be $29.1 million as summarized in Table 21-2. The surface indirect costs exclude embedded indirect costs allocated to the underground mine constructioncontractsand surfaceinstallation construction contracts. Total Project indirect costs are approximately $43.0 million as shown in Table 21-2. Engineering for the facilities and operations will be carried out through the permitting and the construction phases. Engineering costs for the completion of the feasibility engineering are included in this estimate.

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TABLE 21-2 SURFACE INFRASTRUCTURE INDIRECT COST ESTIMATE AND TOTAL INDIRECT COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Capital Cost Estimate Surface Indirects	Units	Total ($'000)
Engineering; Feasibility (Mine only)	$'000	250
Engineering; Basic (Mine only)	$'000	500
Engineering; Detailed (Mine only)	$'000	700
Transportation (8% of equip costs) (Mine only)	$'000	1,493
1st year spares (4% of equip costs) (Mine only)	$'000	548
Capital Spares (Mill - 6% of equip costs)	$'000	1,645
Capital Spares & Warehouse Inventory (Mine)	$'000	800
Water Treatment Plant	$'000	1,317
Construction Management (Mine only)	$'000	650
Working Capital (Separate in Cash Flow)	$'000	-
First Fills (Mine only)	$'000	150
Owner's Cost	$'000	21,093
TOTAL SURFACE INDIRECTS	$'000	29,148

F-K Indirect Costs (Included in F-K Estimate)	$'000	7,951
Contractor Indirect Costs (Included in Contractor Costs)	$'000	3,249
Surface Mine, Water Treatment Plant, Powerline Indirects	$'000	29,148
Surface Infrastructure Engineering	$'000	2,645
Total Indirects	$'000	42,993

Procurement for the Project is forecast to extend over a three-year period with a crew of three working on purchasing, expediting, payables and some level of freight handling. The construction management at Roca Honda is forecast to include a staff of four to five management personnel for a two-year period. After construction, most of the personnel will continue on with operations. Supervisor salary rates for this period reflect the overtime in a remote construction effort.

The construction support crew includes operators for cranes, forklifts and trucks, as well as laborers to support the construction efforts. The cost estimate includes construction support items that would be rented or provided by subcontractors in a less remote location.

The Owners costs include an Owner’s team of eight staff for two years prior to the commencement of development and operations. In addition, a labor cost for operating personnel brought to site in advance of the “startup” is included. The estimate is based upon a staff and crew of 160 in 2017. Costs for the recruitment of the operating team are included. Freight costs for the White Mesa Mill plant are carried in those individual capital estimates.

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The environmental bond is estimated to be $11.9 million for the combined Roca Honda Mine and White Mesa Mill sites (for the Roca Honda mineralized material only).

The cost estimate includes a contingency allowance of 16%. RPA considers this to be a minimum level of contingency for the Project at the current state of planning and development.

OPERATING COST ESTIMATE

The average LoM operating costs and the annual estimated operating costs are shown in Table 21-3. The LoM average operating cost includes mining, processing the White Mesa Mill located near Blanding, Utah, general and administration, and freight of the product to a point of sale (White Mesa Mill). Operating costs are in February 2015 United States dollars.

TABLE 21-3 OPERATING COST ESTIMATE
Roca Honda Resources LLC – Roca Honda Project

Operating Cost Summary	Units	Cost
Mining & Development (includes mine maintenance)	US$ (000)	368,136
Transportation Cost	US$ (000)	149,314
Processing (Includes Tailings Reclamation/Replacement Cost)	US$ (000)	167,022
Toll Milling Process Cost Average	US$ (000)	123,227
Maintenance (labor)	US$ (000)	2,647
G&A	US$ (000)	18,418
Total Operating	US$ (000)	828,763

Mining & Development	US$/t mined	86.55
Mining & Development	US$/t milled	107.25
Transportation Cost	US$/t milled	43.50
Processing (includes Tailings Reclamation/Replacement Cost)	US$/t milled	48.66
Toll Milling Process Cost Average	US$/t milled	35.90
Maintenance	US$/t milled	0.77
G&A	US$/t milled	5.37
Total Operating Cost per Ton	US$/t milled	241.45

Mining & Development	US$/lb	15.65
Transportation Cost	US$/lb	6.35
Processing (includes Tailings Reclamation/Replacement Cost)	US$/lb	7.10
Toll Milling Process Cost Average	US$/lb	5.24
Maintenance	US$/lb	0.11
G&A	US$/lb	0.78
Total Operating Cost per lb	US$/lb	35.23

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OPERATING COST EXCLUSIONS

The operating costs do not include:

•	Any provision for inflation;

•	Any provision for changes in exchange rates;

•	Sales and use taxes;

•	Preproduction period expenditures;

•	Corporate administration and head office costs in Santa Fe, New Mexico and Lakewood, Colorado;

•	Site exploration costs or surface infill drilling or development for conversion of additional resources to Mineral Resources; and

•	Severance cost for employees at the cessation of operations.

SALARY AND LABOR RATES

Salary and wage rates are based on prevailing regional wage and salary surveys in the Project area. Federal Insurance Contributions Act (FICA) tax is estimated at 7.65% tax on the wage and salary costs.

Wages have been not been adjusted either downward or upward given the nature of the work and the location. RPA does consider this element to be a cost risk. Skilled operators, maintenance and technical personnel live in the surrounding area of Grants, New Mexico.

An allowance for workman’s compensation, health insurance, bonuses, FICA, and other benefits are included in the labor rates.

FUEL PRICE AND FUELTAXES

Operating costs are based upon a diesel fuel price of $3.20/gal FOB mine site. The freight costs are from Grants, New Mexico to the Roca Honda site.

Propane has been included at a cost of $0.51/therm. Natural gas is an option, but requires pipeline construction to the proposed mine site. RPA considers this to be a cost risk as natural gas or propane prices vary over a wide range. RHR may benefit from purchasing an annual supply in the summer months.

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MINE

Mine costs include all of the underground mining costs except for haulage of material from the mine to the crusher operation, which is included in the White Mesa Mill operating costs estimate. The costs are summarized in Table 21-4.

TABLE 21-4 UNDERGROUND MINE COST SUMMARY
Roca Honda Resources LLC – Roca Honda Project

Area	Cost	LoM	% of LoM
	US$ Per RoM ton	US$ millions	Budget
Labor	48.72	167.23	45%
Ground Support	16.63	57.07	16%
Electrical	5.51	18.90	5%
Drilling	1.73	5.93	2%
Blasting	4.37	14.99	4%
Ventilation	3.28	11.26	3%
Services, Roads, and Propane	5.53	18.97	5%
Water Treatment (W/O Electricity)	2.55	8.75	2%
Definition Drilling	1.31	4.50	1%
Maintenance	17.63	60.53	16%
Mine Operating Totals	107.25	368.14	100%

The major mine supplies are electricity, explosives, ground support, fuel and propane for mine air heat. Mine power costs are included in the overall power cost estimate for the site.

An average powder factor of 1.34 lb/ton was used for costing purposes. Given the uncertain level of groundwater drainage in the development headings, explosives costs have been based on the use of hand loaded emulsion cartridges (Orica Senatel Magnafrac small diameter detonator sensitive emulsion). Explosives costs could be reduced (from $1.82/lb to $0.60/lb) by replacing the cartridges with a bulk loading system and ANFO.

Mobile equipment costs are estimated on annual operating hours and equipment utilization.

Salary and wages are included as single line items and are not allocated to the various activities in the mine.

Backfill placement is included in the mine costs at a cement addition rate of 4.5% for low strength backfill and 8% for high strength backfill. The cost of obtaining the quarried and screened rock component of the high strength backfill is estimated at $9.00/st FOB site. Annual cement requirement is estimated at 17,600 tons.

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MILL

Mill operating costs are summarized in Tables 21-5 and 21-6. An allowance for workman’s compensation, health insurance, bonuses, FICA, and other benefits were also added into the labor costs.

TABLE 21-5 MILL OPERATING COST DETAILS BY AREA
Roca Honda Resources LLC – Roca Honda Project

	Typical Mill		Typical Mill Unit
	Unit Operating Cost,		Operating Cost,
Mill Operating Cost by Area	US$/t ore	% of Total	US$/lb recovered
Mill Administration	1.92	4.6%	0.28
Legal	0.76	1.8%	0.11
Taxes, Bonding, & Insurance	2.73	6.5%	0.39
Lab/Mill Technical	1.28	3.1%	0.19
Safety/Environmental/Rad.	1.88	4.5%	0.27
Compliance	0.99	2.4%	0.14
Ore Receiving	0.73	1.8%	0.11
Warehouse	0.69	1.7%	0.10
Grinding	2.36	5.7%	0.34
Leach	15.82	38.0%	2.29
CCD	1.70	70.0%	0.25
Uranium SX	6.54	15.7%	0.95
Uranium Precipitation	0.79	1.9%	0.11
Uranium Drying and Packaging	1.55	3.7%	0.22
Tailings	1.91	4.6%	0.28
Mill Operating Cost by Area	41.66	100.0%	6.03

Reagent costs shown in Table 21-6 are considered as element costs. The mill area costs as shown in Table 21-5 contain summaries of element costs, e.g., reagents, electricity, labor, wear parts, supplies, etc.

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TABLE 21-6 MILL OPERATING REAGENT USAGE DETAILS
Roca Honda Resources Inc. – Roca Honda Project

Reagents Description	Typical Usage Unit	US$/Usage Unit	Typical Usage Unit/ton of ore	Cost, US$/ton
Kerosene	gal	6.03	0.50	3.02
Soda Ash	lb	0.12	4.50	0.54
International Barrels	bbl	66.00	0.01	0.49
Grinding Media/Liners	lb	0.59	0.80	0.47
Chlorate	lb	0.61	3.50	2.14
Flocculent	lb	2.36	0.32	0.76
Salt	lb	0.08	0.90	0.07
Amines	lb	4.83	0.20	0.97
Caustic Soda	lb	0.38	1.50	0.57
Iso-decanol	lb	1.60	0.15	0.24
Ammonium Sulfate	lb	0.29	0.20	0.06
Sulfuric Acid	lb	0.08	137.00	10.28
Anhydrous Ammonia	lb	0.49	0.05	0.02
Propane	gal	1.69	0.00	0.00
LNG	gal	0.28	9.00	2.52

Reagents Costs (Typical, will vary by ore type)				22.14

The White Mesa Mill operating costs are based on the listed line items identified to the level of detail available for the PEA study. The accuracy of the operating cost estimate is +/- 25% level of accuracy. The operating personnel costs are based on the actual number of operating, maintenance, overhead personnel required to operate the facility using experienced workers, and on salaries provided by Energy Fuels. The reagent and comminution media costs, based on fourth quarter 2015 budget pricing obtained from suppliers, include an operating period freight cost. The reagent costs are based on average mid-range consumptions provided by Energy Fuels for the White Mesa Mill. The minimum and maximum ranges provided in the PEA imply that the reagent cost is appropriately noted. The major reagent cost is the cost of sulfuric acid at $240/ton. Power is based on electrical power cost of $0.06/kWh for the White Mesa Mill and Roca Honda sites. These power costs are based on actual power rates for the White Mesa Mill and published power rates for the Roca Honda Mine.

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ROCA HONDA SURFACE

The Roca Honda surface costs include the operation and maintenance of the surface facilities and the operation of the surface equipment for the maintenance of roads and movement of materials and supplies. The costs are shown in Table 21-7.

TABLE 21-7 SURFACE MAINTENANCE COSTS
Roca Honda Resources LLC – Roca Honda Project

Typical Cost per Ton
Description	US$/t milled
Maintenance Labor	0.77

ROCA HONDA ADMINISTRATION

The administrative costs for the Roca Honda site cover the mine site administration on the basis that the operation is a stand-alone site with site management, purchasing, payroll and accounts payable handled by site personnel. Health and safety and environment are also included in the mine administration. The administrative costs are summarized in Table 21-8.

TABLE 21-8 ADMINISTRATION COSTS
Roca Honda Resources LLC – Roca Honda Project

Administration Cost Summary	Typical Cost per Ton
US$/t milled
Direct Labor	1.45
General and Administration Operating	3.09
Site Services	0.82
Total	5.37

Crew transportation costs are included for the transportation of employees to the mine and the White Mesa Mill from Grants, New Mexico.

SALES AND MARKETING

Sales and marketing costs are included for the sales manager and personnel to manage the loading and handling of product at the White Mesa Mill. There are no allowances for sales related travel and activities. The shipping cost from the White Mesa Mill to the buyer is included.

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POWER – ROCA HONDA

Power for the Roca Honda site will be generated from commercially supplied line power with diesel units as emergency backup for shaft hoist, dewatering pumps, water treatment, and mill critical pumps and essential equipment. The operating costs are based on the price of $0.06/kWh of electrical power, and the installation of power factor management facilities to run a power factor near unity. The estimated annual power generation operating costs are shown in Table 21-9.

TABLE 21-9 POWER GENERATION COSTS
Roca Honda Resources LLC – Roca Honda Project

Description	Annual Budget
US$ (000)
Mine Power
Electricity - pumping (surface and underground)	1,615
Electricity - ventilation (surface and underground)	156
Electricity - drilling and other	141
Electricity - hoist	314
Water Treatment	188

Mill Power Costs	634
Total Operating Power Costs	3,048

The annual fuel requirement for electrical power generation at Roca Honda is considered to be inconsequential.

LABOR AND WORK SCHEDULES

Table 21-10 summarizes the staffing requirements for the RHR Project and White Mesa Mill operations during the peak production period.

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TABLE 21-10 MINE AND MILL STAFF REQUIREMENTS
Roca Honda Resources LLC – Roca Honda Project

Type	Department	Number of Employees
Total	Admin	7
Total	Maintenance	3
Total	Mine	247
Total	Processing	80
Total		337

Hourly	Admin	1
Hourly	Maintenance	0
Hourly	Mine	219
Hourly	Processing	74
Hourly Total		294

Staff	Admin	6
Staff	Maintenance	3
Staff	Mine	28
Staff	Processing	6
Staff Total		43

The following is a typical list of schedules for different working areas for the mine and mill, which were used in this study:

•	Most Administration:	Monday through Friday, 8 am to 5 pm;

•	Mill:	4 crews working 2 shifts per day, 7 day/week 12 hour/shift

•	Mine:	4 Crews, 7 day/week, 3 shift/day, 8 hour/shift

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22 ECONOMIC ANALYSIS

RPA conducted an economic analysis of the Roca Honda Project based on underground mining at an average rate of 1,085 stpd. The Project base case uses a market price of US$65 per pound U3O8 for all years. The cash flow results are presented as pre-tax, and as an estimate of after tax.

The base case for the Roca Honda Project has a production life of approximately nine years and an undiscounted pre-tax LoM cash flow totals $317 million including contingency. Payback occurs early in the fifth year of production. Average annual uranium oxide production during operation is 2.7 million pounds per year. The Project returns a positive pre-tax cash flow without considering the addition of revenue from toll milling of ores from mines independent of Energy Fuels.

Table 22-1 summarizes the economics for the Project for the base case.

RPA notes that the purpose of contingency costs is to account for the unknowns in estimating the cost of a project and to provide an estimated allowance for those uncertainties.

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TABLE 22-1 PROJECT ECONOMICS SUMMARY BASE CASE (NO TOLL MILLING)
Roca Honda Resources LLC – Roca Honda Property

Description	Input	Units	Total
Production
Roca Honda Production		Tons (000)	3,432

Payable Roca Honda Resource Uranium		lb (000) U3O8	23,526
Revenue
Roca Honda Revenue		US$ (000)	1,529,213
Royalty, Product Transport, and Severance Tax Charges		US$ (000)	56,534
Net Revenue		US$ (000)	1,472,679
Operating Cost		US$ (000)	828,763
Operating Cost		US$/lb U3O8	35.23
Capital Cost With Contingency:		US$ (000)	326,512
Capital Cost (with contingency)		US$/lb U3O8	13.88

Economics
Pre-tax CF (with contingency)		US$ (000)	317,403
After-tax CF (with contingency)		US$ (000)	233,967

Pre-tax NPV (with contingency)	5%	US$ (000)	125,199
Pre-tax NPV (with contingency)	8%	US$ (000)	57,996
Pre-tax NPV (with contingency)	12%	US$ (000)	1,341
IRR (with contingency)		%	12%

After-tax NPV (with contingency)	5%	US$ (000)	74,314
After-tax NPV (with contingency)	8%	US$ (000)	19,632
After-tax NPV (with contingency)	12%	US$ (000)	(25,391)
IRR (with contingency)		%	9%

Mining & Development		US$/lb U3O8	15.65
Transportation Cost		US$/lb U3O8	6.35
Processing (includes Tailings Reclamation/Replacement Cost)		US$/lb U3O8	7.10
Toll Milling Process Cost Average		US$/lb U3O8	5.24
Maintenance		US$/lb U3O8	0.11
G&A		US$/lb U3O8	0.78
Total Operating Cost per lb		US$/lb U3O8	35.23

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CONTINGENCY FACTORS

The following contingency percentages were applied to the capital costs based on the capital expenditure timing, level of detail with regards to the estimation, and risk involved with regards to the expenditure.

•	Mill Contingency – Not Estimated – White Mesa Mill to be used, which is permitted and operating

•	Mine Contingency (Average of 16%)

•	Estimation Accuracy Contingency 7%
•	Mine Omissions Contingency 13%

•	Surface Infrastructure Contingency 25%

•	Indirects Contingency 15%

TAXES

United States payroll (or employment) taxes are applied to the Project’s labor costs asa benefit cost. This cost was estimated at 7.65% of the gross salary up to a maximum of $106,800.

The Project economics are on a pre-tax basis. No Federal, State, or local income taxes are included. No capital depreciation schedules are included.

ECONOMIC CRITERIA

The economic analysis contained in this report is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this PEA is based will be realized.

A pre-tax cash flow projection has been generated from the LoM schedule and capital and operating cost estimates, and is summarized in Table 22-2. A summary of the key criteria is provided below.

REVENUE

•	Processing of up to an average of 1,085 stpd of Roca Honda material (base case).
•	Waste mining of 0.82 Mt.
•	Mill recovery averaging 95%Metal price: US$65.00 per pound U3O8.
•	Revenue is recognized at the time of production.

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CAPITAL AND OPERATING COSTS

•	Pre-production period of 54 months .
•	Mine life of nine years.
•	Toll milling charge of $35.90 per ton.
•	Pre-production capital cost of $254 million including contingency of $45 million.
•	Sustaining capital costs of $72 million.
•	Closure capital cost of approximately $3.4 million.
•	Total mine life capital cost of $326 million including contingency.
•	Total LoM operating cost of $829 million.

ROYALTIES

•

There is a New Mexico mining royalty payable on the “value” of mineral production for New Mexico state leases. The royalty is based upon the operating cash flow less a development allowance, depreciation and a processing allowance.

•	New Mexico mining and private royalties on value of minerals extracted as shown below:

•	Notional Gross Royalty (1%);
•	Section 9 Gross Royalty (1%); and
•	Section 16 New Mexico State Lease Royalty (5%).

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TABLE 22-2 PRE-TAX CASH FLOW SUMMARY
Roca Honda Resources, LLC - Roca Honda Project

Production and Revenue	Units	Inputs	Total	Period -4	Period -3	Period -2	Period -1	Period 0	Period 1	Period 2	Period 3	Period 4	Period 5	Period 6	Period 7	Period 8	Period 9	Period 10	Period 11
Mining																			
Section 9																			
Development Ore	tons		**50,914**		-	-	-	6,007	11,240	22,820	10,847	-	-	-	-	-	-		
Stoping Ore	tons		**886,773**		-	-	-	7,850	47,100	174,255	214,067	200,123	158,563	51,331	43,484	-	-		
Waste Development	tons		-		-	-	-	-	-	-	-					-	-		
Contained Uranium Oxide	lb		**6,858,142**		-	-	-	71,391	327,387	1,281,919	1,293,145	1,442,401	949,562	432,592	159,745	-	-		
Section 16																			
Development Ore	tons		**18,901**		-	-	-	607	14,587	3,707	-	-	-	-	-	-	-		
Stoping Ore	tons		**411,688**		-	-	-	-	68,619	162,021	148,354	15,532	-	-	-	-	17,162		
Waste Development	tons		-		-	-	-	-	-	-	-						-		
Contained Uranium Oxide	lb		**1,802,897**		-	-	-	2,780	407,767	768,315	535,600	43,614	-	-	-	-	44,621		
Section 10																			
Development Ore	tons		**127,063**		-	-	-	713	11,920	14,200	17,200	26,253	20,513	17,080	8,507	8,100	2,567		
Stoping Ore	tons		**1,827,186**		-	-	-	-	73,541	72,096	79,746	169,063	252,709	334,374	316,797	331,438	297,402		
Waste Development	tons		-		-	-	-	-	-	-	-	-	-	-	-	-	-		
Contained Uranium Oxide	lb		**17,003,740**		-	-	-	6,303	691,097	743,745	934,254	1,873,613	2,926,056	2,975,477	2,674,481	2,513,788	1,664,926		
Total																			
Development Ore	tons		**196,868**		-	-	-	7,327	37,747	40,727	28,047	26,253	20,513	17,080	8,507	8,100	2,567		
Stoping Ore	tons		**3,236,627**		-	-	-	7,850	189,260	408,372	442,167	384,718	411,272	385,705	360,281	331,438	314,564		
Total Ore	tons		**3,432,496**		-	-	-	15,177	227,007	449,099	470,214	410,971	431,785	402,785	368,788	339,538	317,131		
Waste Development	tons		**820,870**		-	-	14,800	144,603	205,919	136,760	94,157	48,346	57,826	54,399	26,693	27,100	10,367		
Total Mined	tons		**4,253,466**		-	-	14,800	159,780	432,926	585,859	564,371	459,317	489,611	457,184	395,481	366,638	327,498		
Ore Grade	**%U3O8**		**0.36%**		**0.00%**	**0.00%**	**0.00%**	**0.27%**	**0.31%**	**0.31%**	**0.29%**	**0.41%**	**0.46%**	**0.42%**	**0.38%**	**0.37%**	**0.27%**		
Contained U_3O_8	**lb**		**24,764,579**		-	-	-	**80,474**	**1,426,251**	**2,793,979**	**2,762,999**	**3,359,628**	**3,875,618**	**3,408,069**	**2,834,226**	**2,513,788**	**1,709,547**		
To Stockpile	tons		**16,177**		-	-	-	15,177	-	-	-	-	-	-	-	-	-		
Grade	%				0.00%	0.00%	0.00%	0.27%	0.00%	-	-	-	-	-	-	-	-		
Cumulative Stockpile	tons		**16,177**		-	-	-	15,177	-	-	-	-	-	-	-	-	-		
Cumulative Grade	%				0.00%	0.00%	0.00%	0.27%	0.31%	-	-	-	-	-	-	-	-		
Mill feed																			
Roca Honda																			
Milled Ore	tons		**3,432,496**	-	-	-	-	-	242,184	449,099	470,214	410,971	431,785	402,785	368,788	339,538	317,131		
Head Grade	%		0.36%						0.31%	0.31%	0.29%	0.41%	0.45%	0.42%	0.38%	0.37%	0.27%		
Contained Uranium Oxide	lb		**24,764,579**	-	-	-	-	-	1,506,725	2,793,979	2,762,999	3,359,628	3,875,618	3,408,069	2,834,226	2,513,788	1,709,547		
U_3O_8 Recovery	%	95%																	
Total Milled																			
Total Milled	tons		**3,432,496**	-	-	-	-	-	242,184	449,099	470,214	410,971	431,785	402,785	368,788	339,538	317,131		
RHR U_3O_8 Production																			
Payable U3O8	lb		**23,526,360**	-	-	-	-	-	1,431,389	2,654,280	2,624,849	3,191,647	3,681,837	3,237,666	2,692,515	2,388,099	1,624,070		
Revenue																			
Contract Price (U_3O_8)	US$/lb	$65		$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00	$ 65.00		
Gross Revenue																			
U3O8	US$ (000)		**$1,529,213**	$ -	$ -	$ -	$ -	$ -	$ 93,040	$ 172,528	$ 170,615	$ 207,457	$ 239,319	$ 210,448	$ 175,013	$ 155,226	$ 105,565		
Total Gross Revenue	**US$ (000)**		**$1,529,213**	$ -	$ -	$ -	$ -	$ -	$ 93,040	$ 172,528	$ 170,615	$ 207,457	$ 239,319	$ 210,448	$ 175,013	$ 155,226	$ 105,565		
Transport to Market	**US$ (000)**	**$0.57/ton**	**6,782**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 411**	**$ 763**	**$ 764**	**$ 817**	**$ 1,068**	**$ 931**	**$ 774**	**$ 686**	**$ 487**		
Total Royalty Charges and Severance Taxes	**US$ (000)**		**48,773**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 3,824**	**$ 7,388**	**$ 6,686**	**$ 8,638**	**$ 7,116**	**$ 6,013**	**$ 4,879**	**$ 4,242**	**$ 2,978**		
Net Revenue	US$ (000)		**$1,472,679**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 88,806**	**$ 164,377**	**$ 163,166**	**$ 198,002**	**$ 231,146**	**$ 203,506**	**$ 169,360**	**$ 150,298**	**$ 102,119**		
			$ 62.60																
Unit NSR	US$/t milled		$ 429	$ -	$ -	$ -	$ -	$ -	$ 367	$ 366	$ 347	$ 486	$ 535	$ 505	$ 459	$ 443	$ 322		
Operating Cost																			
Mining & Development (contains mine maintenance)	US$ (000)	$107.25/ton milled	$ 368,136	$ -	$ -	$ -	$ -	$ -	$ 38,954	$ 44,474	$ 43,510	$ 42,623	$ 44,806	$ 43,003	$ 40,047	$ 37,826	$ 32,892		
Transportation Cost	US$ (000)	$43.50/ton milled	$ 149,314	$ -	$ -	$ -	$ -	$ -	$ 10,535	$ 19,536	$ 20,454	$ 17,877	$ 18,783	$ 17,521	$ 16,042	$ 14,770	$ 13,795		
Processing (includes Tailings Replacement Cost)	US$ (000)	$48.66/ton milled	$ 167,022	$ -	$ -	$ -	$ -	$ -	$ 11,784	$ 21,853	$ 22,880	$ 19,998	$ 21,010	$ 19,599	$ 17,945	$ 16,522	$ 15,431		
Toll Milling Process Cost Average	US$ (000)	$35.90/ton milled	$ 123,227	$ -	$ -	$ -	$ -	$ -	$ 8,694	$ 16,123	$ 16,881	$ 14,754	$ 15,501	$ 14,460	$ 13,239	$ 12,189	$ 11,385		
Maintenance (labor)	US$ (000)	$00.77/ton milled	$ 2,647	$ -	$ -	$ -	$ -	$ -	$ 187	$ 346	$ 363	$ 317	$ 333	$ 311	$ 284	$ 262	$ 245		
G&A	US$ (000)	$05.37/ton milled	$ 18,418	$ -	$ -	$ -	$ -	$ -	$ 1,299	$ 2,410	$ 2,523	$ 2,205	$ 2,317	$ 2,161	$ 1,979	$ 1,822	$ 1,702		
Total Operating	**US$ (000)**		**$ 828,763**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71,454**	**$ 104,742**	**$ 106,611**	**$ 97,773**	**$ 102,760**	**$ 97,056**	**$ 89,537**	**$ 83,391**	**$ 76,460**		
Mining & Development	US$/t *mined*		$ 86.55	$ -	$ -	$ -	$ -	$ -	$ 89.98	$ 75.91	$ 77.10	$ 92.80	$ 91.51	$ 94.06	$ 101.26	$ 103.17	$ 100.43		
Mining & Development	US$/t milled		$ 107.25	$ -	$ -	$ -	$ -	$ -	$ 160.84	$ 99.03	$ 92.53	$ 103.71	$ 103.77	$ 106.76	$ 108.59	$ 111.41	$ 103.72		
Transportation Cost	US$/t milled		$ 43.50	$ -	$ -	$ -	$ -	$ -	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50	$ 43.50		
Processing (includes Tailings Replacement Cost)	US$/t milled		$ 48.66	$ -	$ -	$ -	$ -	$ -	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66	$ 48.66		
Toll Milling Process Cost Average	US$/t milled		$ 35.90	$ -	$ -	$ -	$ -	$ -	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90	$ 35.90		
Maintenance	US$/t milled		$ 0.77	$ -	$ -	$ -	$ -	$ -	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77	$ 0.77		
G&A	US$/t milled		$ 5.37	$ -	$ -	$ -	$ -	$ -	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37	$ 5.37		
Total Operating Cost per Ton	**US$/t milled**		**$ 241.46**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 295.04**	**$ 233.23**	**$ 226.73**	**$ 237.91**	**$ 237.97**	**$ 240.96**	**$ 242.79**	**$ 245.60**	**$ 237.91**		
Mining & Development	US$/lb		$ 15.65	$ -	$ -	$ -	$ -	$ -	$ 27.21	$ 16.76	$ 16.58	$ 13.35	$ 12.17	$ 13.28	$ 14.87	$ 15.84	$ 20.25		
Transportation Cost	US$/lb		$ 6.35	$ -	$ -	$ -	$ -	$ -	$ 7.36	$ 7.36	$ 7.79	$ 5.60	$ 5.10	$ 5.41	$ 5.96	$ 6.18	$ 8.49		
Processing (includes Tailings Replacement Cost)	US$/lb		$ 7.10	$ -	$ -	$ -	$ -	$ -	$ 8.23	$ 8.23	$ 8.72	$ 6.27	$ 5.71	$ 6.05	$ 6.66	$ 6.92	$ 9.50		
Toll Milling Process Cost Average	US$/lb		$ 5.24	$ -	$ -	$ -	$ -	$ -	$ 6.07	$ 6.07	$ 6.43	$ 4.62	$ 4.21	$ 4.47	$ 4.92	$ 5.10	$ 7.01		
Maintenance	US$/lb		$ 0.11	$ -	$ -	$ -	$ -	$ -	$ 0.13	$ 0.13	$ 0.14	$ 0.10	$ 0.09	$ 0.10	$ 0.11	$ 0.11	$ 0.15		
G&A	US$/lb		$ 0.78	$ -	$ -	$ -	$ -	$ -	$ 0.91	$ 0.91	$ 0.96	$ 0.69	$ 0.63	$ 0.67	$ 0.73	$ 0.76	$ 1.05		
Total Operating Cost per lb	**US$/lb**		**$ 35.23**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 49.92**	**$ 39.46**	**$ 40.62**	**$ 30.63**	**$ 27.91**	**$ 29.98**	**$ 33.25**	**$ 34.92**	**$ 46.46**

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Considering the Project on a stand-alone basis, the base case undiscounted pre-tax cash flow and including contingency totals $317 million over the mine life, and payback occurs early in the fifth year of production. The annual uranium production during operation is 2.7 million pounds per year (1,450 tons of uranium oxides) and a maximum annual production of 3.9 million pounds.

The pre-tax internal rate of return (IRR) is 12% and the pre-tax net present value (NPV) is as follows:

•	$317 million at a 0% discount rate;
•	$125 million at a 5% discount rate;
•	$58 million at an 8% discount rate; and
•	$1 million at a 12% discount rate.

The net revenue per pound of product is $62.60, and the operating cost per pound of product is $35.23/lb.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

•	Uranium Oxide price
•	Head Grade
•	Recovery
•	Operating Cost per ton milled
•	Capital Cost

Sensitivity has been calculated over a range of variations based on realistic fluctuations within above listed factors.

The sensitivities are shown in Figure 22-1 and Table 22-3. The Project is most sensitive and equally sensitive to head grade, uranium price, and recovery, and least sensitive and equally sensitive to operating cost, and capital cost. The sensitivities to metallurgical recovery and head grade are identical to that of price (for all constituents combined) and are therefore plotted on the same line.

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FIGURE 22-1 SUMMARY OF ROCA HONDA SENSITIVITY ANALYSIS (PRE-TAX)

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TABLE 22-3 SENSITIVITY ANALYSIS
Roca Honda Resources LLC – Roca Honda Project

Parameter Variables	Units	-33%	-13%	Base	20%	30%
U3O8 Price	$/lb	43	56	65	78	87
Pre-tax NPV @ 8%	($ millions)	-171	-34	58	196	287
IRR	%	-11%	5%	12%	20%	24%

Parameter Variables		-25%	-10%	Base	10%	25%
Grade	%	0.27	0.32	0.36	0.40	0.45
Pre-tax NPV @ 8%	($ millions)	-113	-10	58	126	229
IRR	%	-3%	7%	12%	16%	22%

Parameter Variables		-20%	-10%	Base	2%	3%
Recovery	%	76	86	95	97	98
Pre-tax NPV @ 8%	($ millions)	-80	-11	58	72	79
IRR	%	1%	7%	12%	13%	13%

Parameter Variables		-20%	-10%	Base	10%	20%
Operating Cost	$ millions	542	678	829	995	1,176
Pre-tax NPV @ 8%	($ millions)	192	129	58	-20	-104
IRR	%	20%	16%	12%	6%	-2%

Parameter Variables		-30%	-15%	Base	15%	30%
Capital Cost	$ millions	242	284	327	369	411
Pre-tax NPV @ 8%	($ millions)	120	89	58	27	-5
IRR	%	18%	15%	12%	10%	8%

COMPARISON WITH THE 2012 PEA

The significant changes between the 2012 PEA and the 2015 PEA are listed in Table 22-4, and the sensitivity financial impacts of these changes are listed in Table 22-5 and Figure 22-2.

RPA notes that the uranium price used for the 2015 PEA is $65/lb and the uranium price used for the 2012 PEA was $75/lb. Table 22-5 shows that if a $75/lb price is used for the 2015 Roca Honda PEA, the pre-tax IRR is only one percent less than the 2012 Roca Honda PEA.

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TABLE 22-4 MAJOR DIFFERENCES BETWEEN THE 2012 ROCA HONDA PEA AND THE 2015 ROCA HONDA PEA
Roca Honda Resources LLC – Roca Honda Project

Item Changed in PEA	2012 PEA Assumption	2015 Assumption	Comment

Uranium Price	US$75/lb	US$65/lb
Process Plant Location	Peña Ranch, NM	Blanding, UT
Mill Capital Cost (Directs, Indirects, & Contingency)	US$120 million	US$0
Ventilation Shaft(s) Method	Blind Bore	Raise Boring
Transportation Distance	25 to 29 road miles	275 road miles
Transportation Cost (mine to mill)	US$4.05/t ore	US$43.50/t ore
Toll Milling Charge of Roca Honda Material	US$0.00/t ore	US$35.90/t ore
Water Pipeline	10 mile Northern Route	26 mile Southern Route
Capital Cost Estimate (Life of Mine)	US$445 million	US$327 million
Process Plant	New Construction	Existing – White Mesa Mill (WMM)
Process Plant Permitting	Unknown – High Risk – Very Long Lead Time to Obtain NRC	In place – Low Risk	No NRC license required with the WMM
Process Recovery Used	94%	95%	EFR has processed many different types of uranium ores at their existing White Mesa Mill.

TABLE 22-5 FINANCIAL COMPARISON BETWEEN THE 2012 ROCA HONDA PEA AND THE 2015 ROCA HONDA PEA
Roca Honda Resources LLC – Roca Honda Project

Description		Units	Price Sensitivities and Recovery
Date of PEA			Feb-15	Feb-15	Feb-15	Feb-15	Feb-15	Aug-12
Uranium Price		US$/lb	45.00	55.00	65.00	75.00	90.00	75.00
Processing Recovery		%	95	95	95	95	95	94
Pre-tax Cash Flow	$	US 000s	(137,472)	89,965	317,403	544,840	885,997	713,087
Pre-tax NPV @ 8% Discount Rate	$	US 000s	(153,637)	(47,821)	57,996	163,812	322,536	220,075
Pre-tax IRR		%	-8	4	12	18	26	19

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FIGURE 22-2 COMPARISON OF 2015 ROCA HONDA PEA AT DIFFERENT
URANIUM PRICES TO 2012 ROCA HONDA PEA AT US$75/LB

Energy Fuels believes that the financial risk of permitting a mill in New Mexico is greater than the risk of using the existing White Mesa Mill in Blanding, Utah. In addition, Energy Fuels believes that the capital cost risk is lower using the White Mesa Mill than building a mill near the Roca Honda Mine. Operating costs for the processing of Roca Honda material at the White Mesa Mill are higher because of the transportation cost from the Roca Honda Mine to the White Mesa Mill.

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23 ADJACENT PROPERTIES

CURRENT LAND HOLDINGS

Uranium Resources, Inc. (URI) controls, through mining claims and leases, approximately 3,688 acres of public and private land holdings surrounding and adjacent to the RHR property. URI’s holdings consist of one section of private mineral lease (Section 17, Township 13 North, Range 8 West) and 187 federal unpatented lode mining claims (all or portions of Sections 2, 3, 4, 5, 6, 8, 11, and 12, all in T13N, R8W). Rio Grande Resources (RGR) controls private mineral leases on Sections 13 and 15, T13N, R8W, and additional property associated with the Mount Taylor Mine. RHR disputes the current claims held by URI on Sections 5 and 6. Both companies’ filings with the BLM for those two sections are current. Section 14, T13N, R8W is held by three separate families through private mining leases. From the 1970s through the 1980s, exploration holes were drilled on the properties by various operators. Table 23-1 summarizes the “Non-Reserve” Mineralized Material estimates published in 2007 when all three properties were controlled by URI (Behre Dolbear, 2007).

TABLE 23-1 “NON-RESERVE” MINERALIZED MATERIAL– URI’S SECTIONS 13, 15, AND 17

Section	Tons	Grade	Pounds U3O8	Current	Source
	(000)	(%U3O8)	(000)	Owner
13	2,400	0.16	7,600	RGR	URI, 2007
15	560	0.24	2,700	RGR	URI, 2007
17	718	0.337	4,833	URI	October 29, 2014 Technical Report

Note: CIM definitions were not followed.

PAST MINING

In the late 1980s, Kerr-McGee sank a shaft to a depth of approximately 1,469 ft on Section 17, referred to as the Lee mine (also known as the Roca Honda mine). Excavation of the shaft stopped before reaching the mineralized horizons of the Westwater Formation, and the mine closed down in the mid-1980s. No ore was ever mined from the Lee Mine.

By the end of 1982, Kerr-McGee reported total production from seven of their nearby mines in the Ambrosia Lake district of 17.9 million tons grading 0.217% U3O8 containing 77.3 million pounds U3O8 (Malone, 1980 and 1982).

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Rio Grande Resources Corporation owns the Mount Taylor underground uranium mine located approximately 3.5 miles southeast of the Roca Honda Project area. More than eight million pounds U3O8 were produced from the Mount Taylor mine before it was placed on standby in 1989. Presently, the Mount Taylor mine is on standby, but is currently working with the State of New Mexico to go back to active status.

The Johnny M mine is located one mile west of the Project area, on Section 7 and the east half of Section 18. Approximately five million pounds U3O8 were mined from the Westwater Canyon Member sandstone units from 1976 to 1982 (Fitch 2010).

Approximately four miles southwestof the Project area is the San Mateo underground uranium mine. This mine has not been in operation for many years; however, approximately 2.8 million pounds U3O8 were mined from 1959 to 1970 (McLemore et. al. 2002).

RPA has not verified the information on the adjacent properties. This information is not necessarily indicative of the mineralization at the Roca Honda property.

Figure 23-1 illustrates the locations of the adjacent properties.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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Bartalome Fernandez Land Grant
Johnny M Mine
Lee Shaft
Mt. Taylor Mine
San Mateo Mine
San Mateo Land Grant
605
T13N
T12N
R 08 W
R 07 W
Mine Shaft (prior mining)
Roca Honda Resources, LLC.
Uranium Resources, Inc.
Conflicting Claims (RHR & URI)
Rio Grande Resources
Private Mineral Ownership
Copyright © 2014 Esri
Source: Roca Honda Resources, 2015.
Red outline shows area of details on top
New Mexico
Grants Mineral Belt
Gallup
Grants
40
State Plane Coordinate System
New Mexico, Western Zone, US Foot
NAD 83
0 0.5 1 2 Kilometers
0 0.25 0.5 1 Miles
February 2015

Figure 23-1

Roca Honda Resources, LLC

Roca Honda Project

McKinley County, New Mexico, U.S.A.

Adjacent Properties

23-3

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

RPA offers the following conclusions regarding the Roca Honda Project:

GEOLOGY AND MINERAL RESOURCES

•	The Project is a significant high grade uranium deposit.

•	Uranium mineralization at the Project is associated with large amounts of organic/high carbon material in sandstones.

•	Drilling to date has intersected localized, high-grade mineralized zones contained within five sandstone units of the Westwater Canyon Member of the Morrison Formation.

•	The sampling, sample preparation, and sample analysis programs are appropriate for the type of mineralization.

•	Although continuity of mineralization is variable, drilling to date confirms that local continuity exists within individual sandstone units.

•	No significant discrepancies were identified with the survey location, lithology, and electric and gamma log interpretations data in historic holes.

•	No significant discrepancies were identified with the lithology and electric and gamma log data interpretations in RHR holes.

•	Descriptions of recent drilling programs, logging, and sampling procedures have been well documented by RHR, with no significant discrepancies identified.

•	There is a low risk of depletion of chemical uranium compared to radiometrically determined uranium in the Roca Honda deposit.

•	RPA is of the opinion that the QA/QC procedures undertaken support the integrity of the database used for Mineral Resource estimation.

•	The resource database is valid and suitable for Mineral Resource estimation.

•

The Mineral Resource estimate and classification are in accordance with the CIM definitions incorporated in NI 43-101. The resource model and underlying data have not changed since the 2012 Technical Report (Nakai-Lajoie, 2012), however, RPA has reported Mineral Resources at a higher cut-off grade, consistent with the production scenario proposed in this PEA. Table 25-1 summarizes the Mineral Resources for the Roca Honda Project.

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TABLE 25-1 MINERAL RESOURCES – FEBRUARY 4, 2015
Roca Honda Resources LLC – Roca Honda Project

Classification	Tons	Grade U3O8	Pounds U3O8
	(000)	(%)	(000)
Measured Resources	208	0.477	1,984
Indicated Resources	1,303	0.483	12,580
Total Measured and Indicated Resources	1,511	0.482	14,564

Inferred Resources	1,198	0.468	11,206

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a cut-off grade of 0.19% U3O8.
3.	A minimum mining thickness of six feet was used, along with $241/ton operating cost and $65/lb U3O8 cut-off grade and 95% recovery.
4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5.	Numbers may not add due to rounding.

•	RPA did not update the mine design and production schedule, which was developed using a cut-off grade of 0.13% U3O8. The previous work was reviewed, and it was determined that stopes remain above the updated cut-off grade of 0.19% U3O8. Some material below 0.19% U3O8 is included within the stope designs, and should be considered incremental material.

•	In RPA’s opinion, a stope re-design at a higher cut-off grade would remove some incremental material, raise the average production grade, and improve the cash flow, although the mine life would be somewhat shorter.

•	RPA is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that could materially affect the current resource estimate.

MINING

•	The mineralization is relatively flat-lying, and will be mined with a combination of step room-and-pillar and drift-and-fill stoping.

•	In the development of the Mineral Resource estimate for this PEA, RPA used a diluted cut-off grade of 0.110% U3O8, a minimum mining thickness of six feet, and the historical mining recovery of 85% for the step room-and-pillar mining method and 90% recovery for the drift-and-fill mining method.

•	The PEA is based on 2.033 million tons of Measured and Indicated Resources at a diluted grade of 0.365% U3O8 and 1.400 million tons of Inferred Resources at a diluted grade of 0.355% U3O8. RPA notes that Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves.

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•	RPA considers the mining plan to be relatively simple and the mining conditions are expected to be acceptable after the ground is sufficiently dewatered.

•

Mining is dependent upon the use of a suitable backfill, assumed to be backfill with cement added as a binder. Initial test work to demonstrate that a suitable backfill will be generated before and during the mine development period needs to be completed.

PROCESSING

•

Mineral processing test work indicates that uranium can be recovered in an acid leaching circuit after grinding to 80% minus 28 mesh with estimated recoveries of 95% from the mineralized material. Feed to the SAG mill is assumed to be F80 of three inch. The comminution circuit at White Mesa Mill can produce P80 28-mesh sized material.

•

White Mesa Mill uses an atmospheric hot acid leach followed by CCD. This in turn is followed by a clarification stage, which precedes the SX circuit. Kerosene containing iso-decanol and tertiary amines extracts the uranium and vanadium from the aqueous solution in the SX circuit. Salt and sulfuric acid are then used to strip the uranium from the organic phase.

•

After extraction of the uranium values from the aqueous solution in SX, uranium is precipitated with anhydrous ammonia, dissolved, and re-precipitated to improve product quality. The resulting precipitate is then washed and dewatered using centrifuges to produce a final product called "yellowcake." The yellowcake is dried in a multiple hearth dryer and packaged in drums weighing approximately 800 lb to 1,000 lb for shipping to converters.

•	The yellowcake (U3O8 concentrate) will be stored in 55 gallon drums at the White Mesa Mill until shipped off-site.

•	Tailings from the acid leach plant will be stored in 40-acre tailing cells located in the southwest and southern portion of the mill site.

•	Process solutions will be stored in the evaporation cells for reuse and excess solutions will be allowed to evaporate.

INFRASTRUCTURE

•	The Roca Honda site is easily accessed via existing paved highways and gravel roads that can be readily improved to accommodate haul trucks.

•

The initial mine site power will be provided by an upgrade to a 25 kV power line with backup capacity supplied by a diesel, generating station. The diesel plant design is based upon having two spare units at any given time.

•

The White Mesa Mill is currently fully operational. Additional tailings storage capacity is required at White Mesa Mill for the Roca Honda ore. Costs for construction of additional capacity are included in the estimated milling operating cost.

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ENVIRONMENT

•	Extensive baseline studies have been completed for the Project’s proposed mine location. All required permits for the White Mesa Mill to operate are in place.

•	The Draft EIS was published by the USFS in February 2013 with an expected ROD and Final EIS in late 2016. A mine permit is expected to be issued following the ROD and Final EIS in early 2017.

•	Rock characterization studies indicate that waste rock from the Project is not an acid producer.

•	Environmental considerations are typical of underground mining and processing facilities and are being addressed in a manner that is reasonable and appropriate for the stage of the Project.

ECONOMICS

•

The uranium prices used in the PEA are higher (US$65.00 per pound) than the current uranium price (February 24, 2015) of US$37.15 per pound. The prices are based on independent, third-party and market analysts’ average forecasts for 2015, and the supply and demand projections are from 2011 to 2015. In RPA’s opinion, these long- term price forecasts are a reasonable basis for estimation of Mineral Resources.

•

Income taxes and New Mexico mining royalties on the Project are dependent on the selected method of depreciation of capital, and may also be reduced by application of credits accumulated by RHR. In RPA’s opinion, there is potential to improve the after- tax economic results, as the Project is advanced.

RISKS

•	There are potential risks associated with the fluctuating price of uranium, socio- economic community relations, and the issue of water, dewatering, and disposal of mine water. Based on previous mining history in the area, risks associated with water can be managed.

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26 RECOMMENDATIONS

RPA recommends that Roca Honda Resources advance the Roca Honda Project to the Prefeasibility Study stage, and continue the New Mexico and Federal permitting processes. Specific recommendations by area are as follows.

GEOLOGY

•

Although RPA is of the opinion that there is a relatively low risk in assuming that density of mineralized zones is similar to that reported in mining operations east and west of the Roca Honda property, additional density determinations should be carried out, particularly in the mineralized zones, to confirm and support future resource estimates.

•

Although there is a low risk of depletion of chemical uranium compared to radiometrically determined uranium in the Roca Honda mineralization, additional sampling and analyses should be completed to supplement results of the limited disequilibrium testing to date.

•	In the future, implement a QA/QC protocol for sample analysis that includes the regular submission of blanks and standards.

•	Review additional fault modelling once additional data have been obtained.

•	Complete additional confirmation drilling at the earliest opportunity to confirm historic drill hole data on all zones.

RESOURCES

•

Complete further definition drilling in the Mineral Resource areas to increase the quantity and quality of the resources and improve the overall confidence, i.e., resource classification (Measured, Indicated, and Inferred).

•	Include one-half foot assays in the geologic database for future grade shell analysis.

HYDROLOGY

•	Continue to gather data, which will improve knowledge about the local and regional aquifers.

•

Continue to update the regional groundwater model as new data becomes available to determine the impacts that the depressurization of the Roca Honda Project will have on local and regional aquifers. The regional groundwater model has been accepted by both the USFS and New Mexico Office of the State Engineer.

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MINING

•

Geotechnical designs are based on the laboratory testing of only a limited number of core samples. Additional sampling and testing should be pursued in concert with the definition drilling program. Boreholes should be located on the centerline of the various proposed ventilation shafts. The cores from these holes will define the different lithologies to be encountered, and provide samples for rock strength testing and other needed geotechnical design information. The geotechnical study on the proposed shaft core hole was completed in 2012. More detailed designs and cost estimates should be completed.

•

Investigate more thoroughly the applicability of using roadheaders, and other selective mining methods that may reduce dilution for development and stope mining, which will reduce the tonnage and increase the grade of material shipped and processed at White Mesa Mill.

•

Pursue the acquisition or joint venturing of potential extensions of the mineralized zones onto adjacent land. The Project is sensitive to total resources tonnage and grade, i.e., total pounds of contained uranium. Potential acquisitions could impact the preferred locations of underground mine access, surface infrastructure, and possibly the processing facilities.

PROCESSING

•	Obtain representative metallurgical samples for site specific test work including disequilibrium analysis of the Roca Honda Sand Horizons: A, B, C and D Sands.

•	Finalize processing parameters to be used at the White Mesa Mill.

PROPOSED PROGRAM AND BUDGET

RPA recommends a two-phase work program and budget for the Roca Honda property, with Phase 2 being contingent on the outcome of Phase 1. The focus of the Phase 1 program is to continue the permitting process for the Project with State and Federal Agencies as well as continue environmental, engineering, and design studies to support the permitting process. The Phase 2 program includes additional drilling to increase and upgrade existing Mineral Resources, and mine design. The work programs and budgets are summarized in Tables 26-1 and 26-2.

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TABLE 26-1 PROPOSED BUDGET - PHASE 1
Roca Honda Resources LLC – Roca Honda Project

Proposed Budget Item	US$
Legal/Regulatory	301,500
Project Management/Staff Cost	419,260
Expense Accounts/Travel Costs	25,525
Holding Costs	84,320
Access Fees	300,000
Environmental Studies	40,000
Engineering Studies	310,000
Community Relations	13,000
Permitting	461,000
Communications	8,820
Transportation	7,200
Subtotal	1,970,625
Contingency (10%)	197,063
TOTAL	2,167,688

TABLE 26-2 PROPOSED BUDGET - PHASE 2
Roca Honda Resources LLC – Roca Honda Project

Proposed Budget Item	US$
Legal/Regulatory	100,000
Project Management/Staff Cost	400,000
Expense Accounts/Travel Costs	25,000
Holding Costs	90,000
Access Fees	200,000
Drilling (32 holes ~60,000 ft)	2,361,000
Assaying/Geophysical Logging	124,000
Environmental Studies	50,000
Metallurgical Test Work	200,000
Community Relations	100,000
Geotechnical Analysis	200,000
Reclamation Bonding	400,000
Communications	20,000
Transportation	30,000
Subtotal	4,300,000
Contingency (10%)	430,000
TOTAL	4,730,000

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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27 REFERENCES

Adams, S.S., and A.E. Saucier, 1980, Geology and recognition criteria for uraniferous humate deposits, Grants Uranium Region, New Mexico, GJBX-2-(81), prepared for U.S. D.O.E., Grand Junction, CO, November.

Behre Dolbear & Company (USA) Inc., 2007, Review of Non-Reserve Mineralized Material of New Mexico Uranium Deposits. Report prepared for Uranium Resources, Inc., March 15, 2007.

Brod, R.C., and Stone, W.J., 1981, Hydrogeology and water resources of the Ambrosia Lake-San Mateo area, McKinley and Valencia Counties, New Mexico: M.S. thesis, New Mexico Institute of Mining and Technology.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10, 2014.

Carter, G.S., 2014, Technical Report on Mineral Resources: Juan Tafoya Uranium Project Cibola, McKinley and Sandoval Counties, New Mexico, USA. NI 43-10 Technical Report Prepared for Uranium Resources by Broad Oak Resources, May 15, 2014.

Comeau, Maldegen, Templeman & Indall, LLP, 2011, Internal Correspondence, Mineral Interests on Sections 9, 10 and 16, October 12, 2011.

Dames and Moore, 1979, Ore Reserve Estimate, Basic Mine Design, and Capital and Operating Costs for the Roca Honda property of Kerr-McGee Nuclear Corporation, Report prepared for Roca Honda, August 1979.

Falk, E.L., 1978, Roca Honda Mine Plan, Sections 9 and 10, T13N, R8W, McKinley County, NM. Kerr-McGee Resources Corporation internal correspondence.

Fassett, J.E., 1989. “Coal Resources of the San Juan Basin,” in Southeastern Colorado Plateau, New Mexico Geological Society, 40th Field Conference Guidebook, pp. 303–307.

Fitch, D.C., 1990, Uranium Exploration and Geology, in Kennedy, B.A., ed., Surface Mining, 2nd edition, Society for Mining, Metallurgy, and Exploration Inc., Littleton, CO, Chapter 2.4, p. 35-48.

Fitch, D.C., 2006, Technical Report on the Roca Honda Uranium Property, McKinley County, New Mexico, Technical Report prepared for Strathmore Minerals Corp, March 31, 2006.

Fitch, D.C., 2008, Technical Report on the Roca Honda Uranium Property, McKinley County, New Mexico, prepared for Strathmore Minerals Corp., May 14, 2008.

Fitch, D.C., 2010, Technical Report on the Roca Honda Uranium Property, McKinley County, New Mexico, prepared for Strathmore Minerals Corp., June 30, 2010.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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Granger, H.C., 1963, Radium migration and its effect on the apparent age of uranium deposits at Ambrosia Lake, New Mexico: U. S. Geological Survey Professional Paper 475-B, p. 60-63.

Granger, H.C. and Santos, E.S., 1986, Geology and ore deposits of the Section 23 Mine, Ambrosia Lake District, New Mexico, in Turner-Peterson, C. E., E.S. Santos, and N.S. Fishman (Editors), 1986, A basin analysis case study: The Morrison Formation, Grants Uranium Region, New Mexico, AAPG Studies in Geology #22, January.

Granger, H.C., Santos, E.S., Dean, B.G., and Moore, F.B., 1961, Sandstone-type uranium deposits at Ambrosia Lake, New Mexico--an interim report: Economic Geology, V. 56, n.7, pp. 1179-1210.

Herczeg, A.L., Simpson, H.J., Trier, F. R, Trier, R.M., Mathieu, G.G., and Anderson, B.L.D., 1998, Uranium and radium mobility in groundwaters and brines within the Delaware Basin, Southeastern New Mexico, U.S.A., Chemical Geology: Isotopes Geoscience Section, Vol. 72, #2, 25 March 1988, pp. 181-196.

Holen, H.K. and Hatchell, W.O., 1986, Geological characterization of New Mexico uranium deposit for extraction by in situ leach recovery”, New Mexico Bureau of Mine and Mineral Resources, Open-File Report No. 251, Funded by New Mexico Energy and Minerals Department, August.

Izzo, T.F., 2006a, Conceptual design criteria, 2500 or 5000 ton-per-day uranium mill for Strathmore Resources (U.S.) Ltd., Minerals Engineering Co., October 31, 2006.

Izzo, T.F., 2006b, Uranium Mill Operating Costs Rev. 0, Minerals Engineering Co., prepared for Strathmore Resources (U.S.) Ltd.

Jet West, 2008, Uranium ore logging, procedures and factors for gamma-ray probing, 5 pages, pdf document received Jan 3, 2008, by Jet West Geophysical Services, LLC.

Kapostasy, D., 2010, August 3 Field Survey, internal memo prepared for RHR, September 2010.

Kelley, V.C., 1963, Tectonic Setting, Geology and Technology of the Grants Uranium Region, New Mexico Bureau of Mines & Mineral Resources, Memoir 15, 1963.

Kendall, E.W., 1972, Trend orebodies of the Section 27 mine, Ambrosia Lake district, New Mexico, PhD thesis, University of California (Berkeley), 167 p.

Kerr-McGee Corp., 1980, Internal Correspondence, TCM-80011, Characterization of Uranium Ore from the Lee Mine, McKinley county, New Mexico, Project Number 5326, August 28, 1980.

Kerr-McGee Corp., 1980, Characterization of Uranium Ore from the Lee Mine, McKinley County, New Mexico, a Technical Center Memorandum No. 80011 (August 28, 1980).

Kerr-McGee Corp., 1982, Marquez Uranium Ore Characterization – Interim Report, a Technical Center Memorandum No. 82007 (June 30, 1982).

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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Kerr-McGee Resources, undated, Manual – Calculation of thickness and grade, Kerr-McGee method.

King, P.B., and Beikman, H.M., 1974, Geologic Map of the United States, U.S. Geological Survey Professional Paper 901, scale 1:2,500,000.

Kirk, A.R., and Condon, S.M., 1986. “Structural Control of Sedimentation Patterns and the Distribution of Uranium Deposits in the Westwater Canyon Member of the Morrison Formation, Northwestern New Mexico – A Subsurface Study,” in A Basin Analysis Case Study: The Morrison Formation, Grants Uranium Region, New Mexico, American Association of Petroleum Geologists Studies in Geology No. 22, pp. 105–143.

Landis, E.R., Dane, C.H., and Cobban, W.A., 1973. Stratigraphic Terminology of the Dakota Sandstone and Mancos Shale, West-Central New Mexico, U.S. Geological Survey Bulletin 1372-J.

Litz, J. (2011), Personal communication about process recovery test work at the Mount Taylor mine, provided to Rod Smith, Lyntek, 2011.

Lorenz, J.C., and Cooper, S.P., 2003. Tectonic Setting and Characteristics of Natural Fractures in Mesaverde and Dakota Reservoirs of the San Juan Basin, New Mexico Geology, v. 25, no. 1, pp. 3–14.

Lucas, S.G., 2004. “The Triassic and Jurassic Systems in New Mexico,” in The Geology of New Mexico, A Geologic History, New Mexico Geological Society, pp. 137–152.

Malone, R.A., 1980, The Twenty-third Annual Report of the Production Geology Department, Report prepared for Kerr-McGee Nuclear Corporation, Grants Uranium Operations, For the Year 1980.

Malone, R.A., 1982, The Twenty-third Annual Report of the Production Geology Department, Report prepared for Kerr-McGee Nuclear Corporation, Grants Uranium Operations, For the Year 1982.

McLemore, V.T., and Chenoweth, W.L., 1989, Uranium resources in New Mexico, New Mexico Bureau of Geology and Mineral Resources, Map MR-18, 36 p, 1 sheet, scale 1:1,000,000.

McLemore, V.T., et al., 2002, Database of Uranium Mines, Prospects, Occurrences, and Mills in New Mexico, Open File Report 461, New Mexico Bureau of Geology and Mineral Resources, New Mexico Institute of Mining and Technology, April 3, 2002.

McLemore, V.T., 2010, The Grants Uranium District, New Mexico: Update on Source, Deposition, and Exploration, New Mexico Bureau of Geology and Mineral Resources, 43 p.

Moore, S.C., and Lavery, N.G., 1980, Magnitude and variability of disequilibrium in San Antonio Valley Uranium Deposit, Valencia County, pp. 276-283 in A basin analysis case study: The Morrison Formation, Grants Uranium Region, New Mexico, AAPG Studies in Geology #22, January.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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Nakai-Lajoie, P., Michaud, R., Collins, S.E., Smith, R.C., 2012, Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A., prepared for Roca Honda Resources, LLC, August 6, 2012.

Owen, D.E., 1966. Nomenclature of Dakota Sandstone (Cretaceous) in San Juan Basin, New Mexico, and Colorado, American Association of Petroleum Geologists Bulletin, v. 50, pp. 1023–1028.

OSE (Office of the State Engineer), 2008. New Mexico Office of the State Engineer and Interstate Stream Commission.

Parker, H.M., 1990, Reserve estimation of uranium deposits, in Kennedy, B.A., ed., Surface Mining, 2nd edition, Society for Mining, Metallurgy, and Exploration, Inc., Littleton, CO, Chapter 3.4.2, p. 355-375.

Pike, W.S., 1947. Intertonguing Marine and Nonmarine Upper Cretaceous Deposits of New Mexico, Arizona, and Southwestern Colorado, Geological Society of America Memoir 24.

Popoff, C.C., 1966, Computing reserves of mineral deposits: principles and conventional methods, U.S. Bureau of Mines Information Circular IC 8283.

Robertson, W.J., and Shaw, R.C., 1982, Marquez Uranium Ore Characterization, Interim Report for Kerr McGee Corp., June 30, 1982.

Roca Honda Resources, 2009, Baseline Data Report, Report prepared for New Mexico Mining and Minerals Division and U.S. Forest Service, October 2009.

Roca Honda Resources, 2009, Permit Application for a New Mine (Roca Honda Mine), Report Prepared for New Mexico Mining and Minerals Division and U.S. Forest Service and Report, October 2009.

Roca Honda Resources, 2009, Reclamation Plan for Roca Honda Mine, Report prepared for New Mexico Mining and Minerals Division and U.S. Forest Service, October 2009.

Sandefur, R.L., and Grant, D.C., 1976, Preliminary evaluation of uranium deposits, A geostatistical study of drilling density in Wyoming solution fronts, in Exploration for uranium deposits, International Atomic Energy Agency, Vienna, p. 695 – 714.

Santos, E.S., 1970, Stratigraphy of the Morrison Formation and Structure of the Ambrosia Lake District, New Mexico, U.S. Geological Survey Bulletin 1272-E, 1970.

Santos, E.S., 1966a. Geologic Map of the San Mateo Quadrangle, McKinley and Valencia Counties, New Mexico, U.S. Geological Survey Map GQ-517, scale 1:24,000.

Santos, E.S., 1966b. Geologic Map of the San Lucas Dam Quadrangle, McKinley County, New Mexico, U.S. Geological Survey Map GQ-516, scale 1:24,000.

Sheppard, P.R., Comrie, A.C., Packin, G.D., Angersbach, K., and Hughes, M.K., 1999. The Climate of the Southwest, Institute for the Study of Planet Earth, CLIMAS Report Series CL1-99.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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Smouse, D.E., 1995, Rio Algom Mining Corp., Property summaries report, dated September 21, 1995.

Smouse, D.E., 1995, Rio Algom Mining Corp., Annual uranium resource report, dated January 1, 1995.

Squyres, J.B., 1970, Origin and depositional environment of uranium deposits of the Grants region, New Mexico, PhD thesis, Stanford University, 228 p.

Strathmore Resources, 2008, Report prepared by Standard Operating Procedure 004: Lithologic Logging of Cuttings and Core Revision 0, Prepared by Strathmore Resources, April 2008.

Strathmore Resources, 2008, Report prepared by Standard Operating Procedure 006: Sample, Handling, Packaging, Shipping, and Chain of Custody Revision 0, Prepared by Strathmore Resources, April 2008.

Strathmore Resources, 2009, Internal correspondence, ELI laboratory audit results, March 2009.

Surveying Control Inc., 2008. Memo sent to Strathmore Minerals Re: Photo Control Coordinates and Elevations – San Mateo, N.M.

The Mineral Lab Inc., 2007, Letter to Mr. Tim Hollens of Energy Laboratories Inc, October 1, 2007.

US NRC NUREG-1748, Environmental Review Guidance for Licensing Actions Associated with NMSS Programs 2003.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA” and dated February 27, 2015, was prepared and signed by the following authors:

(Signed & Sealed) “Barton G. Stone”

Dated at Lakewood, CO
February 27, 2015	Barton G. Stone, C. P.G.
Principal Geologist

(Signed & Sealed) “Robert Michaud”

Dated at Lakewood, CO
February 27, 2015	Robert Michaud, M.Sc., P.Eng.
Associate Principal Mining Engineer

(Signed & Sealed) “Stuart E. Collins”

Dated at Lakewood, CO
February 27, 2015	Stuart E. Collins, P.E.
Principal Mining Engineer

(Signed & Sealed) “Mark B. Mathisen”

Dated at Lakewood, CO	Mark B. Mathisen, C.P.G.
February 27, 2015	Senior Geologist

(Signed & Sealed) “Harold R. Roberts”

Dated at Lakewood, CO	Harold R. Roberts, P.E.
February 27, 2015	Executive Vice President and COO
Energy Fuels Resources (USA) Inc

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29 CERTIFICATE OF QUALIFIED PERSON

BARTON G. STONE

I, Barton G. Stone, C.P.G, as an author of this report entitled ““Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA”, prepared for Roca Honda Resources, LLC, and dated February 27, 2015, do hereby certify that:

1.	I am a Principal Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Dalhousie University, Nova Scotia, Canada in 1968 with a B.Sc. degree in Geology.

3.	I am a graduate of Regent University, Virginia, USA in 1988 with a Master of Business Administration degree.

4.

I am registered as a Professional Geologist in the States of North Carolina (Reg #1903), Oregon (Reg # G1341), and Florida (Reg. # PG 2444). I have worked as a geologist for a total of 47 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Project evaluations and due diligence reviews of numerous deposits worldwide.
•	Exploration Manager for Kinross Gold USA Inc.: management of exploration and evaluation of mineral deposits in North, Central, and South America.
•	Senior Mine Geologist at a number of base-metal mines in Canada and the USA including US uranium properties in Texas and New Mexico.
•	Project Geologist with the Geological Survey of Kenya. Discovered a number of deposits that became commercial operations.
•	Consultant on energy fuels of coal, oil sands, oil shales and uranium in the USA, and Canada
•	Wetlands permitting supervisor, Florida Department of Environmental Protection

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.	I did not visit the Project site.

7.	I am responsible for Sections 2 to 12, and share responsibility with my co-authors for Sections 1, 24, 25, 26, and 27 of the Technical Report.

8.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

9.	I have had no prior involvement with the property that is the subject of the Technical Report.

10.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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11.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of February, 2015

(Signed & Sealed) “Barton G. Stone”

Barton G. Stone, C.P.G.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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ROBERT L. MICHAUD

I, Robert L. Michaud, P.Eng., as an author of this report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA”, prepared for Roca Honda Resources, LLC, and dated February 27, 2015, do hereby certify that:

1.	I am Associate Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University in 1976 with a B.Sc. Degree in Mining Engineering.

3.	I am a graduate of Queen’s University in 1977 with a M.Sc. Degree in Mining Engineering.

4.

I am registered as a Professional Engineer in the Provinces of Ontario (31570013) and Quebec (37287). I have worked as a mining engineer for a total of 31 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Operations management of several underground mines;
•	Project management of the construction and start-up of several underground mines;
•	Management numerous mine designs and technical studies.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.	I visited the Roca Honda Project on October 13, 2011.

12.	I am responsible for Sections 15 and 16 and parts of Sections 1, 18, 21, 22, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared a NI 43-101 Technical Report on the Roca Honda Project, dated August 6, 2012.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 27th day of February, 2015

(Signed & Sealed) “Robert L. Michaud”

Robert L. Michaud, P.Eng.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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STUART E. COLLINS

I, Stuart E. Collins, P.E., as an author of this report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA”, prepared for Roca Honda Resources, LLC, and dated February 27, 2015, do hereby certify that:

1.	I am Principal Mining Engineer with Roscoe Postle Associates USA Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, 80123, USA.

2.	I am a graduate of South Dakota School of Mines and Technology, Rapid City, South Dakota, U.S.A., in 1985 with a B.S. degree in Mining Engineering.

3.

I am a Registered Professional Engineer in the state of Colorado (#29455). I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#612514) since September 2006. I have worked as a mining engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous exploration, development and production mining projects around the world for due diligence and regulatory requirements;
•

Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, coal and base metals located in the United States, Canada, Mexico, Turkey, Bolivia, Chile, Brazil, Costa Rica, Peru, Argentina and Colombia.

•	Engineering Manager for a number of mining-related companies;
•	Business Development for a small, privately-owned mining company in Colorado;
•	Operations supervisor at a large gold mine in Nevada, USA ;
•	Involvement with the development and operation of a small underground gold mine in Arizona, USA.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Roca Honda property on November 11, 2009, and the White Mesa Mill on February 9, 2015.

6.	I am responsible for Sections 20 to 23 and parts of Sections 1, 16, 18, 25, and 26 of this report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.

At the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February, 2015

(Signed & Sealed) “Stuart E. Collins”

Stuart E. Collins, P.E.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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MARK B. MATHISEN

I, Mark B. Mathisen, CPG, as an author of this report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA”, prepared for Roca Honda Resources, LLC, and dated February 27, 2015, do hereby certify that:

1.	I am Senior Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.

I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821) and a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648), and a Registered Member (No. 4156896RM) of the Society for Mining, Metallurgy, and Exploration (SME). I have worked as a geologist for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.
•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.
•

Project Geologist with Energy Fuels Nuclear, Inc., responsible for planning and direction of field activities and project development for an in situ leach uranium project in the USA. Cost analysis software development.

•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I did not visit the Project site.

6.	I am responsible for Sections 14, and parts of Sections 1, 4, 8 to 10, 12, and 24 to 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February, 2015]

(Signed & Sealed) “Mark B. Mathisen”

Mark B. Mathisen

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
NI 43-101 Technical Report– February 27, 2015	Page 29-7

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HAROLD R. ROBERTS

I, Harold R. Roberts, as an author of this report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA”, prepared for Roca Honda Resources,LLC, and dated February 27, 2015, do hereby certify that:

1.	I am Executive Vice President and Chief Operating Officer of Energy Fuels Resources (USA) Inc., of Suite 600, 225 Union Boulevard, Lakewood, CO, USA 80228.

2.	I am a graduate of Montana State University in 1975 with a B.S. degree in Civil Engineering.

3.

I am a Registered Professional Engineer in the States of Utah (#165838-2202), Wyoming (#5207), Arizona (#15505), and California (#36003). I have worked as an engineer and executive for a total of 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Uranium Mill design, construction and operations.
•	Senior Project Engineer on the design and construction of the Sherwood Uranium Mill owned by Western Nuclear, Inc., located near Wellpinit, Washington.
•	Senior Project Engineer on the design and construction of the White Mesa Uranium Mill owned by Energy Fuels Nuclear, Inc., located near Blanding, Utah.
•	Operational oversight of the White Mesa Uranium Mill for the past 20 years.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I am responsible for Sections 13 and 17, and parts of Sections 1 and 5 of the Technical Report.

6.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

7.	I have involvement with the property that is the subject of the Technical Report.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report Sections 1, 5, 13, and 17 for which I am responsible in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February, 2015

(Signed & Sealed) “Harold R. Roberts”

Harold R. Roberts, P.E.

Roca Honda Resources, LLC– Roca Honda Project, Project #2438
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